Brookfield Asset Management Inc.

2020 ANNUAL REPORT

Brookfield

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Five-Year Financial Record

AS AT AND FOR THE YEARS ENDED DEC. 31	2020	2019	2018	2017	2016

PER SHARE[1]

Dividends[2]
Cash	$0.48	$0.43	$0.40	$0.37	$0.35
Special	—	—	—	0.07	0.30
Net (loss) income	(0.12)	1.73	2.27	0.89	1.03
Funds from operations[3]	3.27	2.71	2.90	2.49	2.12

Market trading price – NYSE[1]	41.27	38.53	25.57	29.03	20.01
1.Adjusted to reflect the three-for-two stock split effective April 1, 2020.
2.See Corporate Dividends on page 47.
3.See definition in the MD&A Glossary of Terms beginning on page 115.
2020 ANNUAL REPORT 2

Brookfield at a Glance
We are a leading global alternative asset manager with $600 billion of assets under management, and a focus on investing in long-life, high-quality assets and businesses that help form the backbone of the global economy. Our goal is to enable the companies and assets we invest in, as well as the communities in which we operate, to thrive over the long term.
We serve a broad range of institutional investors, sovereign wealth funds and individuals around the world. As stewards of the capital our investors entrust to us, we leverage our experience and deep operating expertise to create long-term value on their behalf, helping them meet their goals and protect their financial futures.
Our capital structure is built to allow us to finance investments by drawing from various sources—including our own balance sheet, our publicly listed affiliates’ capital and capital from our institutional investors. This access to flexible, large-scale capital allows us to pursue transactions for our investors that are significant in size, generate attractive financial returns and cash flows, and support the growth of our asset management activities. Importantly, it also means that our capital is invested alongside that of our investors, ensuring that our interests are always aligned with theirs.
At Brookfield, sound Environmental, Social and Governance (ESG) practices are integral to building resilient businesses and creating long-term value for our investors and stakeholders. These practices are routed in our philosophy of conducting business with a long-term perspective in a sustainable and ethical manner. This means operating with robust governance and other ESG principles and practices, and maintaining a disciplined focus on embedding these principles into all our activities.
Our people remain the most important element of our business, and our culture is based on integrity, collaboration and discipline. We place a strong emphasis on diversity across all our businesses, because we recognize that our success depends on fostering a wide range of perspectives, experiences and world views.
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” includes our “listed affiliates,” Brookfield Property Partners L.P., Brookfield Property REIT Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds. Please refer to the Glossary of Terms beginning on page 115 which defines our key performance measures that we use to measure our business.
3 BROOKFIELD ASSET MANAGEMENT

Brookfield at a Glance
GLOBAL REACH
2020 ANNUAL REPORT 4

Investment Principles
Our approach to investing is disciplined and proven—reflecting our more than 100-year history as an owner-operator. We focus on value creation and capital preservation, investing opportunistically in high-quality assets and businesses within our areas of expertise, managing them proactively and financing them conservatively—with the goal of generating stable, predictable and growing cash flows for all our investors. We recognize that generating attractive risk-adjusted returns often requires taking a contrarian approach to evaluating assets, businesses, markets or sectors.
Our business is anchored by a set of core investment principles that guide our decision-making and determine how we measure success:

BUSINESS PHILOSOPHY
•Operate our business and conduct our relationships with integrity
•Attract and retain high-caliber individuals who will grow with us over the long term
•Ensure our people think and act like owners in all their decisions
•Treat our investor and shareholder money like it’s our own
•Embed strong ESG principles throughout our operations to help us ensure that our business model is sustainable

INVESTMENT APPROACH
•Acquire high-quality assets and businesses
•Invest on a value basis, with the goal of maximizing return on capital
•Enhance the value of investments through our operating expertise
•Build sustainable cash flows to provide certainty, reduce risk and lower our cost of capital

MEASURES FOR SUCCESS
•Evaluate total return on capital over the long term
•Encourage calculated risks, but compare returns with risk
•Sacrifice short-term profit, if necessary, to achieve long-term capital appreciation
•Seek profitability rather than growth, as size does not necessarily add value

5 BROOKFIELD ASSET MANAGEMENT

Letter to Shareholders
OVERVIEW (AS OF FEBRUARY 11TH, 2021)
We ended the year with the best quarter on record. Given the environment and the extraordinary year, that says a lot for our business. Despite the turmoil and disruption, our investment strategies and the strength of our capital structure showed through. Results in our asset management business were very strong, with FFO up close to 20% over the previous year. Total FFO for the year of $5.2 billion was also a record, with realizations in the fourth quarter adding to results. On a go‑forward basis, annualized asset management revenues including carry are now running at $6.5 billion, and with our next round of fundraising for our private flagship funds just beginning, the franchise is poised for growth.
We have also launched four new strategies, and while none of these are expected to be significant contributors to our results in the short term, they should all be meaningful in the longer term. These include investing in LP secondaries, the energy transition to net-zero carbon, technology and reinsurance.
With respect to reinsurance, as recently announced, we plan to distribute to you a new share of Brookfield Reinsurance as a special dividend. This share will be paired with BAM shares to enable us to efficiently operate this business, and it should be attractive to some of you to hold.
Post year end, we launched a tender offer to take our property company private. We did this as most property securities trade poorly in the market, despite the underlying real estate being valuable. Taking it private will offer us greater flexibility in managing assets, and by paying our co-owners of BPY an attractive price, which they can elect to receive in a combination of cash, preferred shares with a coupon commensurate with current yields, or BAM shares for continued upside in the stock market, we believe it is best for all concerned.
BAM STOCK MARKET PERFORMANCE WAS GOOD, ALL THINGS CONSIDERED
As an indication of returns that can be generated for investors, below is our latest tabulation of annualized compound investment returns over the past 30 years. For reference, $1,000 invested 30 years ago in Brookfield Asset Management is today worth $86,000. Some years have been fantastic, some were like 2020; but as demonstrated in this table, compounding reasonable returns over long periods of time is an incredible miracle of finance.
Compound Investment Performance

Years	$1,000 Invested in Brookfield	Brookfield NYSE	S&P 500	10-Year U.S. Treasuries
1	$ 1,090	9%	18%	10%
5	$ 2,200	17%	15%	5%
10	$ 3,400	13%	14%	5%
20	$ 32,500	19%	8%	5%
30	$ 86,000	16%	11%	4%
The returns earned by a company are the reflection of many factors, but over the longer term they are the result of the combination of a good strategic plan and relentless execution of that plan. Only in the longer term is it possible to look back at both strategy and execution, which if done well, tends to also compound over time. Furthermore, we believe the intrinsic value of a Brookfield share today is greater than the share price; this gives us a large margin of safety in our efforts to record reasonable returns over the longer term.
2020 ANNUAL REPORT 6

THE MARKET ENVIRONMENT WAS UNFORGETTABLE
Much has been said about 2020, and it surely was one of the most unusual years in memory. GDP in every country dropped precipitously, stock markets plummeted then recovered, central banks collapsed interest rates to zero, and money with little risk became virtually free. Many businesses were shut down, most worked from home, people were afraid, plane travel declined 98%, Brexit happened, and a new U.S. president was elected.
As the year turns over to 2021, markets are strong, borrowing costs are low, money is available to well capitalized borrowers, stock price multiples for many businesses are extremely high, and pharma companies have come through in amazing time with vaccines that are now being distributed. Our expectation is that economies will regularize as the at-risk populations are vaccinated, and as the death and hospitalization numbers decline. This is starting to happen now—albeit unevenly—and as governments and people get comfortable enough to resume a more normal life, we expect we will see a strong recovery in economic numbers starting now and into 2022.
With no meaningful inflation on the horizon and high unemployment numbers, there is an expectation that interest rates will stay low and that stocks that were not bolstered by the pandemic trade will recover. Other good companies that have elevated multiples either will be proven to deserve them, or their securities may trade sideways for a time, until their results catch up with their share prices.
Our operations are highly geared to the economic recovery. As a result, we should be able to grow the value of our businesses coming out of this recession while hopefully narrowing the gap between the intrinsic value and the trading price of a Brookfield share. Like most businesses, we are pleased to see 2020 behind us, and we look forward to 2021/2022.
OUR BUSINESS WAS STRONG, DESPITE HEADWINDS
During the fourth quarter, we generated a record $2.1 billion of FFO, an increase of 75% over the same period in 2019. Full year FFO was $5.2 billion, showcasing the resiliency of our underlying businesses. This is even more remarkable, as up to 20% of our businesses were shut for months during the year and some are still recovering. This should mean that as the global recovery takes hold, our results will get even stronger. All of this led to record total cash available to shareholders for distribution and/or reinvestment (CAFDR) of $3.1 billion or $2.01 per share in 2020.

AS AT AND FOR THE 12 MONTHS ENDED DEC. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2016	2017	2018	2019	2020	CAGR
Cash available (CAFDR) – Per share	$ 1.36	$ 1.39	$ 1.61	$ 1.75	$ 2.01	10%
– Total	1,994	2,041	2,358	2,602	3,103	12%
Fee-related earnings (before performance fees)	712	754	851	1,201	1,428	19%
Gross annual run rate of fees plus target carry	2,031	2,475	2,975	5,781	6,472	34%
Total assets under management	239,825	283,141	354,736	544,896	601,983	26%
Asset Management Performance was Good and is Getting Better
Our asset management franchise had a strong year in 2020. We increased total assets under management to $600 billion and fee bearing capital to $312 billion. Annualized fee-related earnings and target carried interest are now $6.5 billion on an annualized basis.
In total, we raised approximately $42 billion across our private fund strategies. This included capital for some of our flagship funds, and we also made great progress in raising capital for our perpetual core private fund offerings.
We now have approximately 20 different return strategies across our five main investment verticals that span senior debt to opportunistic equity. These included $13 billion of commitments for our latest distressed debt fund and $9 billion for perpetual core strategies. We also held a final close on our second infrastructure debt fund of $2.7 billion.
7 BROOKFIELD ASSET MANAGEMENT

Despite the challenges of 2020, we generated approximately $1.2 billion of carried interest during the year and now have $4.7 billion of accrued unrealized carried interest on capital that has been invested. The benefits of the focus our funds have on critical service assets with contracted, leased or regulated cash flows were also highlighted in 2020, with valuations holding, and in some cases even increasing as a result of their income durability. We have re-initiated asset sales that had been delayed earlier in 2020, and demand for these assets has been strong. We recently announced a number of sales that we expect to close in the coming months; if they close as expected, 2021 should be another strong year.
At our Investor Day, we laid out our plans for the next round of flagship fundraising, with a target of $100 billion. Our flagship credit fund is off to a great start. We recently launched both our fourth flagship real estate fund and our new Global Transition Fund, which is focused on decarbonizing the global energy grid.
Operations were Resilient
Our renewable power operations continued to deliver strong results in 2020, supported by a globally diversified asset base and long-dated, take-or-pay power contracts. During the year, BEP completed the privatization of TerraForm Power, and we recently announced the acquisition of a distributed generation platform in the U.S. Combined, these scale operations in solar, wind, hydro, storage and distributed generation position us well to participate in the decarbonization of the world’s energy supply.
Our infrastructure businesses were extremely durable during the year. With 95% of the cash flows backed by regulated or contracted revenue streams stemming from critical infrastructure assets, earnings were largely unimpacted by the economic shutdown. We continued to expand our investment in data, which is in a multi-year growth trend. We acquired a portfolio of 137,000 communication towers in India, which will capitalize on the rollout of 5G and other future technologies. We are also well positioned to participate in the global infrastructure investment and privatizations that are likely to follow as a result of both the sizeable debt that governments have taken on in recent months and their need to stimulate their economies.
Within our real estate business, most of our assets performed well in 2020. Our office portfolio is largely backed by long-dated leases to high-quality tenants, and rent collection was only marginally impacted. While our retail and hospitality assets faced challenges, in those markets where governments began slowly lifting restrictions, we have seen a steady rebound in performance. Foot traffic and sales per customer have increased significantly in our U.S. mall portfolio, and forward bookings for our hospitality assets are slowly recovering. During the year, we closed on the sale of a London office property, sold our U.S. self-storage business, and also disposed of a life sciences office portfolio—each well above both its acquisition cost and IFRS value.
Our private equity operations continued to grow, and we made a number of acquisitions, including a leading non-bank financial corporation specialized in commercial vehicle lending in India, and an Asia-based technology services platform focused on customer management services. We also announced the privatization of Canada’s leading mortgage insurer, and the merger of Norbord into West Fraser. We now own approximately 20% of this combined entity, which is the pre-eminent forest products business in North America.
Our credit platform delivered strong results in 2021. We were able to deploy $22 billion during the year, capitalizing on the March/April market dislocation, and other opportunities. We expect further opportunities to arise as government stimulus rolls off and companies need to recapitalize. The final close of our distressed debt fund is likely to take place in the first half of this year; it already is the largest distressed debt fund we have raised.
PRIVATIZING OUR PROPERTY BUSINESS
In early January, we announced a proposal to acquire the balance of BPY that we do not already own. The simple story is that while the assets are exceptional and the tangible value is higher than the share price, property securities show no signs of trading near their intrinsic value. As a result, we believe our BPY partners will realize value far more quickly with the deal we are offering them.
2020 ANNUAL REPORT 8

Over the years, we have worked hard to execute our property business plans, with great success, but unfortunately the public markets have consistently struggled to appropriately value its assets. This is not unique to BPY; many property company securities have struggled to trade at NAV for years. In fact, we have taken private numerous real estate companies in our private funds for this very reason.
It has been evident to us for some time now that this portfolio and our approach to creating value are not well suited to the current public markets. To be clear, our view of the value of the portfolio has not changed. This is simply a classic example of assets not being what public market investors currently wish to invest into.
Privatizing the company will give us flexibility to realize the true value of the portfolio in the longer term by redeveloping some assets, constructing new ones, selling some assets outright, and using various assets to create or grow perpetual, private, core real estate funds. The conviction we have in the latter has been enhanced by our recent success with our series of perpetual private real estate funds that we now have in North America, Europe and Australia.
Although the immediate impact of the transaction will be an increase to the size of our balance sheet, this will quickly reverse, and we expect that over the next five years we will end up with fewer real estate assets than we have today—because of this transaction and the flexibility it will offer us. In time, we will also re-create the fee streams in the private markets, benefiting our clients who have a desire to own this highest quality real estate.
THE NEXT BEGINNING HAS ALREADY BEGUN
We are onto the next beginning for Brookfield. With all our funds performing well during last year, our balance sheets in extremely good financial shape, and our alternative investment management franchise now one of the pre-eminent businesses around the world, we are onto the next phase of growth for Brookfield. We have widened the moat of our business globally and continue to add new products for our clients. With interest rates low, alternatives are the investment category that offers an attractive return for our clients, and we are innovating to provide them with new products.
We are also scaling up the size of our large flagship funds. Their size differentiates us and therefore enhances our returns. In addition, our clients are looking for income replacement with less volatility, and we are continuing to add perpetual core-plus products to our platform.
New areas of focus for us are investing in the transition of the economy to net-zero carbon emissions; reinsurance; technology investing, where we are moving from venture into full-scale technology private equity investing; and LP secondaries, where our clients are increasingly looking for scale managers. Each of these areas has the potential to provide a meaningful opportunity for our clients and for our business.
CLIMATE TRANSITION TO NET ZERO IS REAL AND ACCELERATING
As we have noted for many years, overall, Brookfield is already net negative on scope 1 and 2 across our entire $600 billion of assets under management on an avoided emissions basis. We believe we are similarly net-zero carbon on a scope 3 basis and are now measuring the scope 3 emissions of our portfolio companies in detail. Having transformed our own business from a very intensive generator of carbon decades ago to net-zero carbon today, we believe we are well positioned to assist others with this change.
With decades of expertise and the access to capital that we possess, we plan to raise capital from our clients to assist other companies in moving to net-zero carbon. We are committing over $2 billion of our own capital to our Global Transition Fund and will be investing that alongside institutional clients who are like-minded in their goals. We believe this represents a unique opportunity to create a new asset class while addressing one of society’s current greatest needs.
We believe the world is at the beginning of a 30-year movement to net-zero carbon. This transition will affect virtually every business in every country. China, currently one of the largest generators of electricity from coal, has
9 BROOKFIELD ASSET MANAGEMENT

recently committed to being net-zero carbon across its entire economy before 2060. The new U.S. administration has committed to clean energy by 2035, and the EU, the U.K. and Canada are all accelerating their energy transitions. There is now no disputing that the world overall is moving from fossil fuels to lower carbon energy—renewables, nuclear energy and potentially hydrogen.
Within the envelope of net-zero carbon, we will continue to own and operate certain essential infrastructure assets globally that transport fuel. We believe that natural gas will play an important role in this energy transition, particularly in Asia, and potentially serve as a bridge to hydrogen. Rest assured, when we acquire these assets, we will be laser focused on the duration of cash flows, and we will operate them with their contributions to the transition to net-zero carbon in mind and with plans to ensure they continuously do better. We believe the operating experience we have gained in transitioning from carbon-intensive to net-zero carbon ourselves will make us better owners of many of these assets.
Our Global Transition Fund is focused on the build out of new renewables globally, as well as the operations surrounding investment by businesses to accelerate the transition to net-zero carbon. There are many companies that will have the capital and skills to do this themselves. Equally, there will be many that need our operating expertise and access to capital to achieve their goals. This is the objective of our new fund, and we are excited about what it can accomplish.
A FEW THEMES ARE DRIVING OUR INVESTING IN 2021/2022
We invest in all of our businesses to maintain and grow them, but we seek to deploy the most capital in businesses or regions at opportunistic points in time when the opportunity to create greater incremental value exists. This changes constantly, but simply stated, we try to stay away from fairly valued markets and invest where capital is in short supply.
Our investing is also driven by themes that generally cross all of our funds and are longer term in nature. The themes that we believe are relevant for our business today are as follows:
•Low interest rates will continue to drive demand for alternative investments. Interest rates appear to be set to stay in a lowish band for several years. As a result, alternatives are very attractive to investors. This provides an exceptional backdrop for our overall business.
•Renewable energy is growing. The global electricity make-up is currently 25% from renewable sources, and this is set to grow to 50% or more over the next 30 years. The investment required to accomplish this is in the tens of trillions of dollars.
•Technology is affecting all business, as it always has. The difference today is the pace of change, which brings with it great opportunity, but also risk. We are embracing this.
•Alternative credit is here to stay. Capital from institutions and reinsurers will increasingly drive the credit markets. Alternative managers have the opportunity to scale up credit as a fixed income replacement for institutional investors.
•Most real estate withstood the dramatic shutdowns in 2020, and while some property will be used in new ways in the future, there will be no major paradigm shift. Great real estate in great cities will continue to be just that. This will become evident once the global economy recovers.
•Many businesses and governments require capital. While businesses have survived thus far by borrowing heavily, they now need equity. As a result, there will be attractive opportunities to invest in businesses, and to acquire infrastructure from governments.
2020 ANNUAL REPORT 10

PLEASE REMEMBER THAT YOU OWN A PIECE OF OUR BUSINESS
Lastly, we encourage you to focus on our business, not the share price. If there was ever a year to emphasize this point, it was 2020. Consider that the Price of BAM in US$ on a split adjusted basis, started the year at $38.58 and ended the year at $41.27. With a dividend of 1.25%, you earned a respectable 8% on your investment based on the share price. Except, given the extremes in the market seen in 2020, and depending on when you looked at the Price, you might have concluded that you had gained 18% if you looked in February, or a month later that you were down 44% when our shares traded at $21.57 in March. This is the behavior of Price; but not Value.
In the short run, Price is a function of supply and demand at any point in time, which is often influenced by the news of the day, short-term results, and the investor view of macro events that often have nothing to do with the company. This has always been true, and is even more so today with the emergence of ETFs, indexing, social media, the 24‑hour news cycle and all the information bombarding investors. Value, on the other hand, is the net present value of future cash flows based on assumptions for growth, discounted back to the present at an appropriate interest rate. The Price of a publicly traded security is very often not the Value of it; sometimes it is higher, and sometimes lower. From time to time they can converge—but not that often.
The Value of Brookfield based on our published plan value metrics was $57 at the start of 2020 and $66 at the end. After accounting for the dividend, your Value increased 17% over the year. This was very respectable, especially given the environment, and it included write-downs from some businesses that got hit in the short term with the shutdowns.
If we were a private company, we would simply report our Value calculation and the metrics behind it. You would likely have been thrilled with 2020. We actually were. On the other hand, the movement of Price often distracts investors from focusing on the Value of a business. We encourage you to focus on Value and try to not be distracted by Price.
CLOSING
We remain committed to being a world-class asset manager, and to investing capital for you and the rest of our investment partners in high-quality assets that earn solid cash returns on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be to generate increasing cash flows on a per-share basis, and as a result, higher intrinsic value per share over the longer term.
And do not hesitate to contact any of us should you have suggestions, questions, comments or ideas you wish to share.
Sincerely,
Bruce Flatt
Chief Executive Officer
February 11, 2021

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bam.brookfield.com/en/reports-and-filings.
11 BROOKFIELD ASSET MANAGEMENT

Value Creation
We create value for our shareholders by increasing both the value of our Asset Management franchise and of our Invested Capital, as follows:
ASSET MANAGEMENT
1.Increasing fee-bearing capital, which increases our fee-related earnings. We track the value thereby created by applying a multiple to our current fee-related earnings.
2.Achieving attractive investment returns, which enables us to earn performance income (carried interest). We measure the value thereby created by applying a multiple to our target carried interest, net of costs.1
INVESTED CAPITAL
3.Increasing the cash income generated by the investments as well as capital appreciation, through operational improvements and disciplined recycling of the underlying assets. We measure the value thereby created using a combination of market values and fair values as determined under IFRS.

Asset Management
FOR THE YEAR ENDED DEC. 31, 2020 (MILLIONS)	Actual	Current[1]
Fee revenues	$2,840	$3,283
Direct costs	(1,296)	(1,606)
	1,544	1,677
Oaktree earnings not attributable to BAM	(116)	(112)
Fee-related earnings, net	1,428	1,565
Carried interest, gross	1,167	3,189
Direct costs	(494)	(1,218)
	673	1,971
Oaktree carried interest not attributable to BAM	(117)	(251)
Carried interest, net[6]	556	1,720
Total	$1,984	$3,285

Invested Capital
AS AT DEC. 31, 2020 (MILLIONS)	Quoted[2]	IFRS[3]	Blended[4]
BPY	$8,378	$15,538	$15,538
BEP	15,015	4,573	15,015
BIP	6,743	1,920	6,743
BBU	3,546	2,175	3,546
Other listed[5]	6,113	5,937	6,113
Total listed investments	$39,795	30,143	46,955
Unlisted investments and working capital, net		10,055	11,323
Invested capital		40,198	58,278
Leverage		(13,452)	(13,452)
Invested capital, net		$26,746	$44,826

1.    See definition in the Notice to Readers on page 15.
2.    Quoted based on December 31, 2020 public pricing.
3.    Total IFRS invested capital excludes $4.9 billion of common equity in our Asset Management segment.
4.    For business planning purposes, we consider the value of invested capital to be the quoted value of listed investments and IFRS value of unlisted investments, subject to two adjustments. First, we reflect BPY at IFRS values as we believe that this best reflects the fair value of the underlying properties. Second, we adjust Brookfield Residential values to approximate public pricing using industry comparables.
5.    Includes $4.5 billion of corporate cash and financial assets.
6.    For the purposes of value creation, “current” carried interest, net represents target carried interest, net. Target carried interest, net, is defined in the Notice to Readers on page 15.
2020 ANNUAL REPORT 12

Financial Profile
We measure value creation for business planning and performance measurement purposes using a consistent set of metrics as shown in the table below. This analysis is similar to what we and our Board of Directors use when assessing performance and growth in our business, and we believe it helps readers to understand our business. These plan values are for illustrative purposes only and are not intended to forecast or predict future events or to measure intrinsic value.

AS AT AND FOR THE YEARS ENDED DEC. 31	Base[1]	Plan Value Factor[2]	2020	2019
	(MILLIONS)		(BILLIONS, EXCEPT FOR PER SHARE AMOUNT)
Asset management activities
Current fee-related earnings[3]	$1,565	25x	$39.1	$35.9
Target carried interest, net[3]	1,720	10x	17.2	15.5
Accumulated unrealized carried interest, net			2.6	2.4
			58.9	53.8
Invested Capital, net
Listed investments			47.0	37.8
Unlisted investments and net working capital			11.3	9.2
Invested capital, gross			58.3	47.0

Total asset management activities and invested capital			117.2	100.8
Leverage[4]			(13.5)	(11.2)
Total plan value[3]			$103.7	$89.6
Total plan value (per share)			$65.90	$56.73
Plan Value
AS AT DEC. 31 (BILLIONS)

$52
$28
$24
$62
$31
$31
$64
$29
$35
$90
$36
$54
$104
$45
$59
2016
2017
2018
2019
2020
Asset Manager
Invested Capital

1.    Base fee-related earnings and target carried interest, net, represent our annualized fee revenues and target carried interest, as at December 31, 2020, net of associated direct costs. We assume a fee-related earnings margin of 60% and 30% for Brookfield and Oaktree, respectively. We assume a 70% and 50% margin on gross target carried interest for Brookfield and Oaktree, respectively.
2.    Reflects our estimates of appropriate multiples applied to fee-related earnings and carried interest in the alternative asset management industry based on, among other things, current industry reports. These factors are used to translate earnings metrics into value in order to measure performance and value creation for business planning purposes. These factors may differ from those used by other alternative asset management companies and other industry experts in determining value.
3.    See definition of Plan Value in the Notice to Readers on page 15.
4.    Includes $230 million of perpetual subordinated notes issued in November 2020 by a wholly owned subsidiary of Brookfield, included within non-controlling interest.
13 BROOKFIELD ASSET MANAGEMENT

Performance Highlights

Fee-Bearing Capital[1]

AS AT DEC. 31 (BILLIONS)

$110
$49
$50
$126
$62
$51
$138
$58
$66
$290
$110
$79
$86
$312
$121
$94
$84
2016
2017
2018
2019
2020
Long-term private funds
Perpetual strategies
Public securities
Credit strategies

Fee-Related Earnings[1]

FOR THE YEARS ENDED DEC. 31 (MILLIONS)

$712
$754
$851
$1,201
$1,428
2016
2017
2018
2019
2020
Fee-related earnings, excluding performance fees

Carry Eligible Capital[1]

AS AT DEC. 31 (BILLIONS)

$40
$42
$58
$120
$80
$140
$85
2016
2017
2018
2019
2020
Brookfield
Oaktree

Accumulated Unrealized Carried Interest[1]

AS AT DEC. 31 (MILLIONS)

$898
$576
$2,079
$1,430
$2,486
$1,732
$3,647
$2,389
$4,024
$2,601
2016
2017
2018
2019
2020
Accumulated unrealized carried interest, net
Accumulated unrealized carried interest, gross

Cash Available for Distribution and/or Reinvestment[1,2]

FOR THE YEARS ENDED DEC. 31 (MILLIONS)

$1,994
$1,845
$2,041
$1,825
$2,358
$1,892
$2,602
$2,216
$3,103
$2,859
2016
2017
2018
2019
2020
Excluding realized carried interest, net, and performance fees
Realized carried interest, net, and performance fees

Distributions to Common Shareholders[3]

FOR THE YEARS ENDED DEC. 31 (MILLIONS)

$500
$540
$575
$620
$726
2016
2017
2018
2019
2020

1. See definition in MD&A Glossary of Terms beginning on page 115.
2.    Comparative numbers have been revised to reflect new definition.
3.    Excludes special dividends.
2020 ANNUAL REPORT 14

NOTICE TO READERS
Pages 1 through 14 of the 2020 Annual Report must be read in conjunction with the cautionary statements included elsewhere in the 2020 Annual Report. Except where otherwise indicated, the information provided herein is based on matters as they exist as of December 31, 2020 and not as any future date.
In addition, for pages 1 through 14 of the 2020 Annual Report, the following terms have the definitions provided below:
Current fee-related earnings are annualized fee revenues net of associated direct costs. Annualized fee revenues are the sum of (i) base management fees on current fee-bearing capital based on the associated contractual fee rates; (ii) incentive distributions based on BEP, BIP and BPY’s current annual distribution policies; (iii) performance fees from BBU assuming a 10% annualized unit price appreciation; and (iv) transaction and public securities performance fees equal to a simple average of the last two years’ revenues. We assume that direct costs represent 40% of current fee revenues from Brookfield funds and 70% on Oaktree funds.
Plan value is used to measure value creation for business planning and performance measurement. The metrics used in the measurement of plan value include current fee-related earnings, target carried interest, net, accumulated unrealized carried interest, net and invested capital, net. The multiples applied to current fee-related earnings and target carried interest, net to determine plan value reflect Brookfield’s estimates of appropriate multiples used in the alternative asset management industry based on, among other things, industry reports.
Target carried interest, net is target carried interest net of associated direct costs. Target carried interest represents the carried interest we will earn, straight-lined over the life of the fund, assuming that we achieve the target fund returns. This is calculated by multiplying carry eligible fund capital by the net target return of a fund and the fund’s carried interest percentage. Target gross returns are typically 20%+ for opportunistic funds; 13% to 15% for value add funds; 12% to 15% for credit and core funds.  Fee terms vary by investment strategy (carried interest is approximately 15% to 20% subject to a preferred return and catch-up) and may change over time. Target carried interest on uncalled fund commitments is discounted for two years at 10%. We assume that direct costs represent 30% of target carried interest on Brookfield funds and 50% on Oaktree funds. There can be no assurance that targeted returns will be met.
15 BROOKFIELD ASSET MANAGEMENT

Management’s Discussion and Analysis
ORGANIZATION OF THE MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Infrastructure	67
Overview	19	Private Equity	71
PART 2 – REVIEW OF CONSOLIDATED		Residential Development	75
FINANCIAL RESULTS		Corporate Activities	76
Overview	32	PART 4 – CAPITALIZATION AND LIQUIDITY
Income Statement Analysis	33	Capitalization	78
Balance Sheet Analysis	39	Liquidity	81
Consolidation and Fair Value Accounting	44	Review of Consolidated Statement of Cash Flows	84
Foreign Currency Translation	45	Contractual Obligations	85
Corporate Dividends	47	Exposures to Selected Financial Information	86
Summary of Quarterly Results	48	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	50	Accounting Policies, Estimates and Judgments	87
Summary of Results by Operating Segment	51	Management Representations and Internal Controls	95
Asset Management	52	Related Party Transactions	95
Real Estate	59	PART 6 – BUSINESS ENVIRONMENT AND RISKS	96
Renewable Power	63	GLOSSARY OF TERMS	115
“Brookfield,” “BAM,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” includes our “listed affiliates,” Brookfield Property Partners L.P., Brookfield Property REIT Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds.
Please refer to the Glossary of Terms beginning on page 115 which defines our key performance measures that we use to measure our business. Other businesses include Residential Development and Corporate.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our MD&A is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.
Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the company referred to herein are not incorporated by reference unless explicitly stated otherwise.
2020 ANNUAL REPORT 16

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflects management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this Report include statements referring to the impact of current market or economic conditions on our businesses and the impact of COVID-19 and the global economic shutdown on the market, economic conditions, or our businesses.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information contained in this Report. The statements and information involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, including the ongoing and developing COVID-19 pandemic and the global economic shutdown, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of COVID-19 and the global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes  in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting  changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics, including COVID-19; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, credit and residential development activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the U.S., including in “Part 6 – Business Environment and Risks” of our Annual Report available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.
17 BROOKFIELD ASSET MANAGEMENT

STATEMENT REGARDING USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 115 for all non-IFRS measures.
2020 ANNUAL REPORT 18

PART 1 – OUR BUSINESS AND STRATEGY
OVERVIEW
We are a leading global alternative asset manager1 with a history spanning over 100 years. We have $600 billion of assets under management1 across a broad portfolio of real estate, infrastructure, renewable power, private equity and credit. Our $312 billion in fee-bearing capital1 is invested on behalf of some of the world’s largest institutional investors, sovereign wealth funds and pension plans, along with thousands of individuals.
We provide a diverse product mix of private funds1 and dedicated public vehicles, which allow investors to invest in our five key asset classes and participate in the strong performance of the underlying portfolio. We invest in a disciplined manner, targeting returns of 12-15% over the long-term with strong downside protection, allowing our investors and their stakeholders to meet their goals and protect their financial futures.
✓    Investment focus
    We predominantly invest in real assets across real estate, infrastructure, renewable power and private equity, and hold a significant investment in Oaktree Capital Management (“Oaktree”)1, which is a leading global alternative investment management firm with an expertise in credit.
✓    Diverse product offering
    We offer public and private vehicles to invest across a number of product lines, including core, value-add, and opportunistic growth equity and credit strategies in both closed-end and perpetual vehicles.
✓    Focused investment strategies
    We invest where we can bring our competitive advantages to bear, such as our strong capabilities as an owner-operator, our large-scale capital and our global reach.
✓    Disciplined financing approach
    We employ leverage1 in a prudent manner to enhance returns while preserving capital throughout business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage reported in our consolidated financial statements has recourse to the Corporation.
✓    Sustainability
We are committed to ensuring that the assets and businesses in which we invest are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.
In addition, we maintain significant invested capital1 on the Corporation’s balance sheet where we invest alongside our investors. This capital generates annual cash flows that enhance the returns we earn as an asset manager, create a strong alignment of interest, and enable us to bring the following strengths to bear on all our investments:
1.Large-scale capital
    We have approximately $600 billion in assets under management and $312 billion in fee-bearing capital.
2.Operating expertise
    We have approximately 150,000 operating employees worldwide focused on maximizing value and cash flows from our assets and businesses.
3.Global reach
    We operate in more than 30 countries on five continents around the world.

1.See definition in Glossary of Terms beginning on page 115.
19 BROOKFIELD ASSET MANAGEMENT

The value of the business is comprised of two key components: Our asset management activities that we refer to as Asset Management, and our balance sheet investments that we refer to as Invested Capital. Our financial returns are represented by the combination of the earnings of our Asset Management business, as well as capital appreciation and distributions from our Invested Capital. The primary performance measure we use is funds from operations (“FFO”)1 which we use to evaluate the performance of our segments.
Asset Management
Our Asset Management activities encompass $312 billion of fee-bearing capital across a broad portfolio of real estate, infrastructure, renewable power, private equity and credit, and we have approximately $33 billion of additional committed capital that will be fee-bearing when invested. This capital is managed within long-term private funds, perpetual strategies and public securities1. Together with our investment in Oaktree, we have approximately 2,000 unique institutional investors across our private funds business.
Fee-Bearing Capital Diversification
AS AT DEC. 31, 2020
Long-term Private Funds – $84 billion fee-bearing capital
We manage and earn fees on a diverse range of real estate, renewable power, infrastructure, private equity and credit funds. These funds are long duration in nature and include closed-end value-add, credit and opportunistic strategies. On long-term private fund capital, we earn:
1.Diversified and long-term base management fees1 on capital that is typically committed for ten years with two one-year extension options.
2.Carried interest1, which enables us to receive a portion of overall fund profits provided that our investors receive a minimum prescribed preferred return. Carried interest is recognized when a fund’s cumulative returns are in excess of preferred returns and when it is highly probable that a significant reversal will not occur.
Perpetual Strategies – $94 billion fee-bearing capital
We manage perpetual capital in our publicly listed affiliates1, as well as core and core plus private funds, which can continually raise new capital. From our perpetual strategies, we earn:
1.Long-term perpetual base management fees, which as general partner of our listed affiliates, are based on total capitalization of our listed affiliates and the net asset value (“NAV”) of our perpetual private funds.
2.Stable incentive distributions1 which are linked to cash distributions from listed affiliates (BPY/BPYU, BEP/BEPC and BIP/BIPC) that exceed pre-determined thresholds. These cash distributions have a historical track record of growing annually and each of these listed affiliates target annual distribution growth rates within a range of 5-9%.
3.Performance fees1 based on unit price performance (BBU) and carried interest on our perpetual private funds.

1.See definition in Glossary of Terms beginning on page 115.
2.Credit Strategies have been allocated across long-term private funds, perpetual strategies and other.
2020 ANNUAL REPORT 20

Asset Management (continued)
Credit Strategies – $121 billion fee-bearing capital
We hold an approximate 62% interest in Oaktree, which provides a diverse range of long-term private fund and perpetual strategies to its investor base. Similar to our long-term private funds, we earn base management fees and carried interest on Oaktree’s fund capital.
Public Securities – $13 billion fee-bearing capital
We manage publicly listed funds and separately managed accounts, focused on fixed income and equity securities across real estate, infrastructure and natural resources. We earn base management fees, which are based on committed capital and fund NAV, and performance income based on investment returns.
Invested Capital
We have approximately $58 billion of invested capital on our balance sheet as a result of our history as an owner and operator of real assets. This capital provides attractive financial returns and important stability and flexibility to our asset management business.
Key attributes of our invested capital:
•Transparent – approximately 81% of our invested capital is in our listed affiliates and other smaller publicly traded investments. The remainder is primarily held in a residential homebuilding business, and a few other directly held investments.
•Diversified, long-term, stable cash flows – received from our underlying public investments. These cash flows are underpinned by investments in real assets which should provide inflation protection and less volatility compared to traditional equities, and higher yields compared to fixed income.
•Strong alignment of interest with our investors – we are the largest investor into each of our listed affiliates, and in turn, the listed affiliates are typically the largest investor in each of our private funds.
21 BROOKFIELD ASSET MANAGEMENT

COMPETITIVE ADVANTAGES
We have three distinct competitive advantages that enable us to consistently identify and acquire high-quality assets and create significant value in the assets that we own and operate.
Large-Scale Capital
We have approximately $600 billion in assets under management.
We offer our investors a large portfolio of private funds that have global mandates and diversified strategies. Our access to large-scale, flexible capital enables us to pursue transactions of a size that lessens competition. In addition, investing significant amounts of our own capital either through our listed affiliates or through our own balance sheet ensures strong alignment of interest with our investors.

Co-Investors
Listed Affiliates
Joint Venture Partners
Private Funds
TRANSACTIONS
BAM

Operating Expertise
We have approximately 150,000 operating employees worldwide who are instrumental in maximizing the value and cash flows from our operations.
We believe that strong operating experience is essential in maximizing efficiency and productivity – and ultimately, returns. We do this by maintaining a culture of long-term focus, alignment of interest and collaboration through the people we hire and our operating philosophy. This in-house operating expertise developed through our heritage as an owner-operator is invaluable in underwriting acquisitions and executing value-creating development and capital projects.
Global Reach
We operate in more than 30 countries on five continents around the world.
Our global reach allows us to diversify and identify a broad range of opportunities. We are able to invest where capital is scarce, and our scale enables us to move quickly and pursue multiple opportunities across different markets. Our global reach also allows us to operate our assets more effectively: we believe that a strong on-the-ground presence is critical to operating successfully in many of our markets, and many of our businesses are truly local. Furthermore, the combination of our strong local presence and global reach allows us to bring global relationships and operating practices to bear across markets to enhance returns.
2020 ANNUAL REPORT 22

INVESTMENT CYCLE

Raise Capital
As an asset manager, the starting point is establishing new funds and other investment products for investors. This in turn provides the capital to invest, from which we earn base management fees, incentive distributions and performance-based returns such as carried interest. Accordingly, we create value by increasing our amount of fee-bearing capital and by achieving strong investment performance that leads to increased cash flows and asset values.

Identify and Acquire High-Quality Assets
We follow a value-based approach to investing and allocating capital. We believe that our disciplined approach, global reach and our operating expertise enable us to identify a wide range of potential opportunities, and allow us to invest at attractive valuations and generate superior risk-adjusted returns. We also leverage our considerable expertise in executing recapitalizations, operational turnarounds and large development and capital projects, providing additional opportunities to deploy capital.

Secure Long-Term Financing
We finance our operations predominantly on a long-term investment-grade basis, and most of our capital consists of equity and standalone asset-by-asset financing with minimal recourse to other parts of the organization. We utilize relatively modest levels of corporate debt to provide operational flexibility and optimize returns. This provides us with considerable stability, improves our ability to withstand financial downturns and enables our management teams to focus on operations and other growth initiatives.

Enhance Value and Cash Flows Through Operating Expertise
Our strong, time-tested operating capabilities enable us to increase the value of the assets within our businesses and the cash flows they produce, and they help to protect capital in adverse conditions. Our operating expertise, development capabilities and effective financing can help ensure that an investment’s full value creation potential is realized, which we believe is one of our most important competitive advantages.

Realize Capital from Asset Sales or Refinancings
We actively monitor opportunities to sell or refinance assets to generate proceeds; in our limited life funds that capital is returned to investors, and in the case of our perpetual funds, we then redeploy the capital to enhance returns. In many cases, returning capital from private funds completes the investment process, locks in investor returns and gives rise to performance income.

Our Operating Cycle Leads to Value Creation
We create value from earning robust returns on our investments that compound over time and grow our fee-bearing capital. By generating value for our investors and shareholders, we increase fees and carried interest received in our asset management business, and grow cash flows that compound value in our invested capital.

23 BROOKFIELD ASSET MANAGEMENT

LIQUIDITY AND CAPITAL RESOURCES
The Corporation has $7 billion of liquidity and $77 billion on a group basis as at December 31, 2020, and we manage our liquidity and capitalization on a group-wide basis, which we organize into three principal tiers:
i)The Corporation:
•Strong levels of liquidity are maintained to support growth and ongoing operations.
•Capitalization consists of a large common equity base, supplemented with perpetual preferred shares, long-dated corporate bonds and, from time to time, draws on our corporate credit facilities.
•Negligible guarantees are provided on the financial obligations of listed affiliates and managed funds.
•High levels of cash flows are available after payment of common share dividends.
ii)Our listed affiliates (BPY/BPYU, BEP/BEPC, BIP/BIPC and BBU):
•Strong levels of liquidity are maintained at each of the listed affiliates to support their growth and ongoing operations.
•Listed affiliates are intended to be self-funding with stable capitalization through market cycles.
•Financial obligations have no recourse to the Corporation.
iii)Managed funds, or investments, either held directly or within listed affiliates:
•Each underlying investment is typically funded on a standalone basis.
•Fund level borrowings are generally limited to subscription facilities backed by the capital commitments to the fund.
•Financial obligations have no recourse to the Corporation.
Approach to Capitalization
We maintain a prudent level of long-dated capitalization in the form of common equity, perpetual preferred shares and corporate bonds, which provides a very stable capital structure. In addition, we maintain appropriate levels of liquidity throughout the organization to fund operating, development and investment activities as well as unforeseen requirements.
A key element of our capital strategy is to maintain significant liquidity at the corporate level, primarily in the form of cash, financial assets and undrawn credit lines.
Within our listed affiliates and private funds, we strive to:
•Ensure our listed affiliates can finance their operations on a standalone basis without recourse to or reliance on the Corporation.
•Structure borrowings and other financial obligations associated with assets or portfolio companies in our private funds to provide a stable capitalization at levels that are attractive to investors, are sustainable on a long-term basis and can withstand business cycles.
•Ensure the vast majority of this debt is at investment-grade levels; however, periodically, we may borrow at sub-investment grade levels in certain parts of our business where the borrowings are carefully structured and monitored.
•Provide recourse only to the specific businesses or assets being financed, without cross-collateralization or parental guarantees.
•Match the duration of our debt to the underlying leases or contracts and match the currency of our debt to that of the assets such that our remaining exposure is on the net equity of the investment.
As at December 31, 2020, only $9 billion of long-term debt has recourse to the Corporation. The remaining debt on our Consolidated Balance Sheet is held within managed entities and has no recourse to the Corporation but is consolidated under IFRS.
2020 ANNUAL REPORT 24

Liquidity
•The Corporation has very few capital requirements. Nevertheless, we maintain significant liquidity ($7 billion in the form of cash and financial assets and undrawn credit facilities as at December 31, 2020) at the corporate level to bridge larger fund transactions, seed new fund products, invest in businesses alongside our fund investors or participate in equity issuances by our listed affiliates.
•On a group basis, we have approximately $77 billion of liquidity, which includes corporate liquidity, listed affiliate liquidity and uncalled private fund commitments. Uncalled private fund commitments are third-party commitments available for drawdown in our private funds.

AS AT DEC. 31, 2020 (MILLIONS)	Corporate Liquidity	Group Liquidity
Cash and financial assets, net	$4,456	$6,823
Undrawn committed credit facilities	2,526	9,194
Core liquidity[1]	6,982	16,017
Third-party uncalled private fund commitments	—	60,594
Total liquidity[1]	$6,982	$76,611

Capital Management
We utilize a metric we call the Corporation’s Capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s Capital is closely tracked and monitored by the company’s key management personnel and evaluated relative to management’s objectives. The primary goal of the company is to earn a 12-15% return compounded over the long-term while always maintaining excess capital to support ongoing operations.
The Corporation’s Capital consists of the capital invested in its asset management activities, including investments in entities that it manages, its corporate investments that are held outside of managed entities and its net working capital, and is computed as follows:

AS AT DEC. 31 (MILLIONS)	2020	2019
Cash and cash equivalents	$1,283	$807
Other financial assets	3,809	2,722
Common equity in managed investments	33,732	33,839
Other assets and liabilities of the Corporation	6,321	4,728
Corporation’s Capital	$45,145	$42,096

The Corporation’s Capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.

	2020	2019
Common equity	$31,693	$30,868
Preferred shares	4,145	4,145
Non-controlling interest	230	—
Corporate borrowings	9,077	7,083
Corporation’s Capital	45,145	42,096

We maintain a prudent level of capitalization at the Corporation with 72% of our book capitalization in the form of common and preferred equity. Consistent with our conservative approach, our corporate borrowings represent only 18% of our corporate book capitalization and equate to just 6% of our consolidated debt.
1.See definition in Glossary of Terms beginning on page 115.
25 BROOKFIELD ASSET MANAGEMENT

The remaining 94% of our consolidated debt is non-recourse and is held within managed entities and has virtually no cross-collateralization or parental guarantees by the Corporation.
The following table presents our total capitalization on a corporate and consolidated basis. Total capitalization also includes amounts payable under long-term incentive plans, fixed annuity liabilities fully backed by financial asset portfolios, deferred tax liabilities and other working capital balances:

AS AT DEC. 31 (MILLIONS)	Corporate		Consolidated
	2020	2019	2020	2019
Corporate borrowings	$9,077	$7,083	$9,077	$7,083
Non-recourse borrowings
Subsidiary borrowings	—	—	10,768	8,423
Property-specific borrowings	—	—	128,556	127,869
	9,077	7,083	148,401	143,375
Corporation’s Capital, excluding corporate borrowings	36,068	35,013	36,068	35,013
Accounts payable, deferred taxes and other	5,395	4,987	159,227	145,581
Total capitalization	$50,540	$47,083	$343,696	$323,969

Debt to capitalization	18%	15%	43%	44%
Cash Flow Generation from our Capital
Our Corporation’s Capital generates significant, recurring cash flows at the corporate level, which may be used for (i) reinvestment into the business; or (ii) returning cash to shareholders. These cash flows are underpinned by:
•Fee-related earnings2 that are supported by long-term and perpetual contractual agreements.
•Distributions from listed investments that are stable and backed by high-quality operating assets.
These cash flows are supplemented with carried interest as we monetize mature investments and return capital to our investors.
Cash available for distribution and/or reinvestment1 was $3.1 billion for 2020, and over the past five years has grown at a 9% compound annual growth rate.

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
Fee-related earnings[2]	$1,242	$1,169
Realized carried interest, net[2]	244	386
Our share of Oaktree’s distributable earnings	259	42
Distributions from investments	1,929	1,589
Other invested capital earnings
Corporate activities	(539)	(483)
Other wholly owned investments	16	(36)
	3,151	2,667
Preferred share dividends	(142)	(152)
Add back: equity-based compensation costs	94	87
Total cash available for distribution and/or reinvestment[2]	$3,103	$2,602

1.See definition in Glossary of Terms beginning on page 115.
2.Excludes $186 million and $104 million of fee-related earnings and realized carried interest, net from Oaktree, respectively (2019 – $32 million and $10 million). See definition in Glossary of Terms beginning on page 115.
2020 ANNUAL REPORT 26

RISK MANAGEMENT
Our Approach
Managing risk is an integral and critical part of our business. We have a well-established, proactive and disciplined risk management approach that is based on clear operating methods and a strong risk management culture. We ensure that we have the necessary capacity and resilience to respond to changing environments by evaluating both current and emerging risks. We adhere to a robust risk management framework and methodology that is designed to enable comprehensive and consistent management of risk across the organization.
We use a thorough and integrated risk assessment process to identify and evaluate risk areas across the business such as human capital, climate change, liquidity, disruption, compliance and other strategic, financial, regulatory and operational risks. Management and mitigation approaches and practices are tailored to the specific risk areas and executed by business and functional groups for their businesses, with appropriate coordination and oversight through monitoring and reporting processes.

CULTURE
COMMUNICATION
CONTINUOUS IMPROVEMENT
PROCESS INTEGRATION
Identify Risks
Assess & Evaluate
Manage & Mitigate
Monitor & Report
RISK MANAGEMENT METHODOLOGY

KEY RISK CATEGORIES

Strategic	**Reputational**	**Financial**	**Regulatory Compliance**	**Operational**

27 BROOKFIELD ASSET MANAGEMENT

Focus on Risk Culture
A strong risk culture is the cornerstone of our risk management program: one that promotes measured and appropriate risk-taking, addresses current and emerging risks and ensures employees conduct business with a long-term perspective and in a sustainable and ethical manner. This culture is reinforced by strong commitment and leadership from our senior executives, as well as the policies and practices we have implemented, including our compensation approach.
Shared Execution
Given the diversified and decentralized nature of our operations, we seek to ensure that risk is managed as close to its source as possible and by the management teams that have the most knowledge and expertise in the specific business or risk area. As such, business specific risks overall—such as safety, environment and other operational risks—are generally managed at the operating business group level, as the risks vary based on the nature of each business. At the same time, we monitor many of these risks organization-wide to ensure adequacy of risk management, adherence to applicable Brookfield policies, and sharing of best practices.
For risks that are more pervasive and correlated in their impact across the organization—such as liquidity, foreign exchange and interest rates or where we can bring specialized knowledge—we utilize a centralized approach amongst our corporate and our operating business groups. Management of strategic, reputational and regulatory compliance risks are similarly coordinated to ensure consistent focus and implementation across the organization.
Oversight & Coordination
We have implemented strong governance practices to monitor and oversee our risk management program. Management committees bring together required expertise to manage key risk areas, ensuring appropriate application and coordination of approaches and practices across our business and functional groups, and include the following:
•Risk Management Steering Committee – supports the overall corporate risk management program, and coordinates risk assessment and mitigation on an enterprise-wide basis
•Investment Committees – oversees the investment process and reviews and approves investment transactions
•Conflicts Committee – resolves potential conflict situations in the investment process and other corporate transactions
•Financial Risk Oversight Committee – reviews and monitors financial exposure
•Environmental, Social and Governance (ESG) Steering Committee – oversees ESG initiatives, with a focus on health, safety, security and environmental matters
•Disclosure Committee – oversees the public disclosure of material information
Brookfield’s Board of Directors oversees risk management with a focus on more significant risks, and leverages management’s monitoring processes. The Board has delegated responsibility for oversight of specific risks to the following board committees:
•Risk Management Committee – oversees the management of Brookfield’s significant financial and non-financial risk exposures, including review of risk assessment and risk management practices, and confirms that the company has an appropriate risk-taking philosophy and suitable risk capacity
•Audit Committee – oversees the management of risks related to Brookfield’s systems and procedures for financial reporting, as well as for associated audit processes (internal and external)
•Management Resources and Compensation Committee – oversees risks related to Brookfield’s management resource planning, including succession planning, executive compensation and senior executives’ performance
•Governance and Nominating Committee – oversees risks related to Brookfield’s governance structure, including the effectiveness of board and committee activities and potential conflicts of interest
2020 ANNUAL REPORT 28

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (“ESG”) MANAGEMENT
ESG at Brookfield
We believe that acting responsibly toward our stakeholders is fundamental to operating a productive, profitable and sustainable business. This underlies our philosophy of conducting business with a long-term perspective in a sustainable and ethical manner. Our bottom line is that having robust ESG principles and practices is good business for a wide variety of reasons, and we have been imbedding many of these into our asset management activities and underlying business operations for many years.
Brookfield’s Board of Directors, through the Governance and Nominating Committee, has ultimate oversight of Brookfield’s ESG strategy and receives regular updates on the company’s ESG initiatives throughout the year. The ESG Steering Committee, which comprises senior executives from BAM and each of our business groups, is the primary decision-making body on all ESG matters and drives ESG initiatives based on our business imperatives, industry developments and best practices. The Steering Committee executes its mandate through the ESG Working Group, comprising operational professionals from each of these constituencies.
We incorporate ESG factors into our investment decisions, starting with the due diligence of a potential investment through to the exit process. During the initial due diligence phase, we utilize our operating expertise and industry-specific engagement guidance to identify material ESG risks and opportunities relevant to the potential investment. We perform deeper due diligence if required, utilizing internal experts and third-party advisors as needed. All investments made by the company are approved by our investment committees based on a comprehensive set of predetermined criteria that evaluate potential risks, mitigants and opportunities. ESG matters are part of this evaluation, including anti-bribery and corruption, health and safety, and other environmental, social and governance considerations.
As part of each acquisition, the investment teams create a tailored integration plan that, among other things, includes material ESG-related matters for review or execution. ESG risks and opportunities through the investment’s life cycle are identified and assessed during due diligence and then actively managed by each portfolio company with support from the investment team responsible for the investment. This recognizes the importance of local expertise, which provides valuable insight given the wide range of asset types and locations in which we invest, coupled with Brookfield’s broad investment expertise. We believe there is a strong correlation between actively managing all facets of ESG effectively and enhancing investment returns.
The below provides a summary of select ESG initiatives undertaken during the year. For additional information please refer to Brookfield’s ESG report, which can be accessed on the Responsibility page of the Corporation’s website.
Environmental
We believe that our operating businesses are well positioned as the world transitions toward a net zero-carbon economy.
Our renewable power business continues to be one of the largest pure-play global owners and operators of hydroelectric, wind and solar power generation facilities and is committed to supporting the global transition toward a net zero-carbon economy. Further, we are one of the world’s largest owners of real estate and our office and retail portfolios are heavily weighted towards properties that meet high environmental sustainability standards consistent with the expectations of our tenants, which we view as enhancing rental revenues and lowering operating costs. Our infrastructure and private equity businesses include a wide variety of businesses, many of which are well positioned to have a positive environmental impact and benefit from our focus on operational efficiency, including energy efficiency.
From a decarbonization standpoint, we intend to be a leader in both driving the transition to net zero and measuring and reporting on the same, in line with industry standards. We are working from a strong foundation and intend to do more. This includes enhancing our climate change mitigation and adaptation processes to ensure they are properly factored into our governance and risk management protocols and measuring and monitoring our greenhouse gas (“GHG”) emissions across the business. The latest GHG emissions information for our asset management business is available in our 2019 ESG report.
We continue our work to align with the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”). We have assessed our practices against TCFD recommendations, and are following an implementation roadmap for continued progress in our alignment.
We have also been active in the sustainable finance market, with issuances in 2020 reaching more than $3.5 billion across green bonds, sustainability-linked debt and green preferred shares, up from $2.7 billion from last year. Some of our assets and investments are well-suited for sustainable financing, and we continue to look for opportunities to access capital in this manner.
29 BROOKFIELD ASSET MANAGEMENT

Social
We value our 2,000 asset management employees and we actively seek opportunities to develop them and to ensure they are engaged. Our commitment to a positive, open and inclusive work environment in all of our offices globally creates an environment that encourages strong relationships, provides an environment conducive to development and enables us to benefit from diverse perspectives, further enhancing our ability to add value to our people. We also recognize that we must be positive contributors to the communities in which we operate and not just an employer.
In addition to having a positive impact on the communities in which we operate, philanthropic and other community activities are an opportunity to increase the engagement of our teams and support the development of our people. The COVID-19 pandemic was a focus for our philanthropic efforts during the year, and we were able to use the breadth of our global footprint to support relief efforts around the world. This included making donations, either in cash or supplies, to health organizations and other not-for-profit organizations focused on vulnerable members of our communities. We also expanded our global gift matching program from a one-to-one to a two-to-one match for COVID-19 related donations, and we worked with our operating businesses to find numerous ways in which to support relief efforts. Examples of these relief efforts include offering our retail parking lots for blood drives, food banks and mobile COVID-19 testing sites; providing hotel rooms for first responders; and feeding furloughed workers and their families out of hotel kitchens.
A focus on diversity and inclusion is another aspect of a positive work environment and our efforts in this regard have resulted in significant progress. Specifically, over the last five years, we have more than doubled our employee population in the asset management business and during this period, we have also doubled our female representation at the most senior level of the organization; Managing Partner/Managing Director female representation increased from 6% to 13% and Senior Vice President representation increased from 14% to 34%. In 2020, we broadened our focus beyond gender to include ethnic diversity. As a first step we created a Global Diversity Advisory Group to support this effort. The initial mandate of the group is to provide insights into the concerns, challenges, and successes around attracting and retaining members of the Black community within North America. Early initiatives include the development of a process for employees to self-identify their ethnicity to help us identify where to focus on increasing ethnic diversity. In addition, this group is providing support in the areas of recruiting, and diversity and inclusion education.
Finally, while the health and safety of our employees has always been a priority, it required additional focus as we managed through the COVID-19 pandemic. In each of our locations, as soon as it was permissible, and subject to individual personal health considerations, we brought our employees back to the office. We believe this was important to reinforce our culture of collaboration, enable the development of our employees and benefit their mental health. There were four key principles we followed to accomplish this safely: adherence to local requirements, strong safety protocols—often exceeding government requirements, mitigating the risk through continuous reviews of changing protocols, and respect for each employee’s privacy. The safety protocols included installation of glass partitions between workspaces, access to regular, free COVID-19 testing and clear protocols for addressing situations where an employee contracted COVID-19.
Health and safety in the workplace also represent an integral part of how our businesses are managed. As health and safety risk varies across industry sectors and the nature of operations, we emphasize the importance of having operating businesses directly accountable and responsible for managing and reporting risks within their operations, while Brookfield provides an important level of oversight and support. For details on our operational health and safety framework as it relates to our operating businesses, please refer to Brookfield’s 2019 ESG report.

2020 ANNUAL REPORT 30

Governance
We continue to prioritize our data privacy and security. In 2020, we undertook initiatives to further protect our environment by enhancing our access controls and anti-malware protections, and improving our detection and response capabilities through the use of automated technologies. Annually we review our cybersecurity program and periodically we have an external party assess our program maturity based on the NIST Cybersecurity Framework. The results of the recent assessment validated the strength of our program. Finally, in addition to continued mandatory cybersecurity education for all employees, we implemented additional training for specific groups, such as new employees or employees in roles where the impact of a cyber incident is greatest (e.g., finance teams, human resources). The strength of this effort was evidenced through improved results in our phishing simulations.
Finally, we continue to align our business practices with leading frameworks for responsible investing and demonstrate our commitment by serving as a member and active participant in industry forums and other organizations. In early 2020, we became a signatory to the United Nations-supported Principles for Responsible Investment (“PRI”), which reinforces the incorporation of ESG into our investment management activities. We also are active members of several sustainability organizations, such as Accounting for Sustainability (“A4S”) and the Sustainability Accounting Standards Board (“SASB”) Alliance. Through our membership in these organizations, we remain actively involved in discussions aimed at advancing ESG awareness across private and public markets and enhance our reporting and protocols in line with evolving best practices.

31 BROOKFIELD ASSET MANAGEMENT

PART 2 – REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS. Starting on page 44 we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated.
OVERVIEW
During 2020, we benefited from strong results and growth within our asset management businesses, while many of our underlying businesses generated strong operating performance throughout the year.
Net income was $707 million in the current year, with a $134 million loss attributable to common shareholders ($0.12 per share) and the remaining income attributable to non-controlling interests.
The $4.6 billion decrease in consolidated net income and the $2.9 billion decrease in net income attributable to common shareholders were primarily attributable to:
•valuation losses of $1.7 billion in our real estate business both on consolidated and equity accounted investment properties mostly within our retail properties;
•an income tax expense of $837 million compared to $495 million in the prior year. The prior period benefited from the recognition of previously unrecognized tax losses; and
•higher depreciation expense primarily as a result of recent acquisitions; partially offset by
•contributions from acquisitions over the last twelve months.
Our consolidated balance sheet increased as a result of assets acquired, net of liabilities, from business combinations completed in the year, most notably our acquisition of Summit Digitel Infrastructure Pvt. Ltd. (“Summit DigiTel”)1, a telecom tower operation in India and IndoStar Capital Finance Limited (“IndoStar”)1, an Indian financing company. In addition, other financial assets increased primarily due to financial asset positions entered into during the year. Our cash and cash equivalents increased as a result of net proceeds from corporate debt issuances. These increases were partially offset by depreciation and a decrease in intangible assets due to dispositions.

1.See definition in Glossary of Terms beginning on page 115.
2020 ANNUAL REPORT 32

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for 2020, 2019 and 2018:

FOR THE YEARS ENDED DEC. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)				Change
	2020	2019	2018	2020 vs. 2019	2019 vs. 2018
Revenues	$62,752	$67,826	$56,771	$(5,074)	$11,055
Direct costs	(47,386)	(52,728)	(45,519)	5,342	(7,209)
Other income and gains	785	1,285	1,166	(500)	119
Equity accounted (loss) income	(79)	2,498	1,088	(2,577)	1,410
Expenses
Interest	(7,213)	(7,227)	(4,854)	14	(2,373)
Corporate costs	(101)	(98)	(104)	(3)	6
Fair value changes	(1,423)	(831)	1,794	(592)	(2,625)
Depreciation and amortization	(5,791)	(4,876)	(3,102)	(915)	(1,774)
Income tax (expense) recovery	(837)	(495)	248	(342)	(743)
Net income	707	5,354	7,488	(4,647)	(2,134)
Non-controlling interests	(841)	(2,547)	(3,904)	1,706	1,357
Net (loss) income attributable to shareholders	$(134)	$2,807	$3,584	$(2,941)	$(777)
Net (loss) income per share[1]	$(0.12)	$1.73	$2.27	$(1.85)	$(0.54)
1.Adjusted to reflect the three-for-two split effective April 1, 2020.
2020 vs. 2019
Revenues for the year were $62.8 billion, a decrease of $5.1 billion compared to 2019, primarily due to the impact of the global economic shutdown, including:
•lower volumes at Greenergy Fuels Holdings Limited (“Greenergy”)1, a road fuel distribution business. Included within Greenergy’s revenues and direct costs are import duties that are passed through to the customers. These are recorded on a gross basis in revenues and direct costs without impact on the margin generated by the business, and as a result there was an equal impact on costs;
•lower contributions from our U.K. construction service business; and
•lower revenues at our hospitality assets held within our Real Estate segment due to closures and cancellations which reduced occupancy levels, primarily at the Atlantis Paradise Island Resort (“Atlantis”)1 and Center Parcs U.K. properties; partially offset by
•a full year of contributions from acquisitions completed in 2019, including Clarios Global LP (“Clarios”)1, Healthscope Limited (“Healthscope”)1 and Sagen MI Canada Inc. (“Sagen”, formerly referred to as “Genworth MI Canada Inc.”)1, as well as acquisitions completed during the year and the benefits of organic growth from our midstream and utilities operations, net of the impact of foreign exchange in our Infrastructure segment.
A discussion of the impact on revenues and net income from recent acquisitions and dispositions can be found on pages 35 and 36.
Direct costs decreased by 10% or $5.3 billion compared to a 7% decrease in revenues. The decrease is primarily due to the aforementioned lower volumes at Greenergy and cost saving initiatives across a number of our businesses. These decreases were offset by higher direct costs related to recent acquisitions, net of dispositions, as well as incremental costs associated with organic growth initiatives at our operations.
Other income and gains of $785 million relate primarily to the sale of Nova Cold Logistics ULC (“Nova Cold”)1 in the first quarter, Simply Storage Inc. and Healthscope’s pathology business in the fourth quarter, as well as the partial sale of Dalrymple Bay Coal Terminal (“DBCT”)1 in the fourth quarter.

1.See definition in Glossary of Terms beginning on page 115.
33 BROOKFIELD ASSET MANAGEMENT

We recorded an equity accounted loss of $79 million this year compared to an equity accounted income of $2.5 billion in the prior year. The decrease of $2.6 billion primarily relates to:
•valuation losses in our core retail portfolio as we made adjustments to the discounted cash flows in light of the economic shutdown; partially offset by
•a deferred tax recovery at our Brazilian data center operations in our Infrastructure segment and strong operating performance at Norbord Inc. (“Norbord”)1.
Interest expense of $7.2 billion remained consistent over the prior year as the benefits from lower interest rates on the recently issued borrowings and our variable rate debt held at our real estate operations were offset by additional interest expense paid on new debt offerings.
We recorded fair value losses of $1.4 billion, compared to $831 million in the prior year, primarily as a result of:
•valuation losses resulting from revised valuation assumptions, including rental growth and leasing assumptions, in our core retail and core office portfolios; partially offset by
•valuation gains in our LP investments portfolio, including our life sciences portfolio held within Forest City Realty Trust, Inc. (“Forest City”)1.
Refer to pages 36 and 37 for discussion on fair value changes.
Depreciation and amortization expense increased by $915 million to $5.8 billion due to businesses acquired in the year, as well as the impact of revaluation gains in the fourth quarter of 2019, which increased the current year’s opening balance of our property, plant and equipment (“PP&E”) from which the current year depreciation is determined. These increases were partially offset by the impact of recent dispositions and foreign exchange.
Income tax expense increased by $342 million primarily attributable to the absence of the prior year deferred income tax recovery of $475 million which relates to the recognition of deferred tax assets due to the projected utilization of net operating loss carryforwards.
2019 vs. 2018
Revenues increased by $11.1 billion in 2019 primarily due to the acquisitions during 2019 and 2018 across each of our listed affiliates, most notably the purchase of Clarios in the second quarter of 2019, and the purchase of Westinghouse Electric Company (“Westinghouse”)1, a leading supplier of infrastructure services to the power industry, in the third quarter of 2018. Same-store growth was attributable largely to the utilities and transport operations in our Infrastructure segment, strong leasing activity in our core office assets in the Real Estate segment, as well as higher realized pricing in our Renewable Power segment. These increases were partially offset by lower revenues from our road fuel distribution business and the absence of revenues from businesses sold in 2019 and 2018.
Direct costs increased by $7.2 billion in 2019 due to the acquisitions and growth initiatives as discussed above. These increases were partially offset by the impact of adopting IFRS 16, the new lease accounting standard, which reallocated operating lease expenses previously reported through direct costs to interest expense and depreciation and amortization.
Other income and gains of $1.3 billion in 2019 include gains from the sale of our businesses, including BGIS, BGRS and our residential management services company all in the second quarter of 2019.
Equity accounted income increased from $1.1 billion to $2.5 billion primarily related to valuation gains at certain Brookfield Property REIT Inc. (“BPR”)1 properties and our Canary Wharf investment. These increases were partially offset by decreases in earnings from our investment in Norbord due to lower product pricing compared to 2018.
Interest expense increased by $2.4 billion as a result of additional borrowings associated with acquisitions across our portfolio, the addition of debt within newly acquired businesses, and additional interest expense from lease liabilities recognized on adoption of IFRS 16.

1.See definition in Glossary of Terms beginning on page 115.
2020 ANNUAL REPORT 34

We recorded fair value losses of $831 million in 2019, compared to gains of $1.8 billion in 2018, primarily as a result of:
•higher transaction related expenses, primarily attributable to a number of acquisitions across our portfolios;
•higher impairment and provisions related to businesses within our Private Equity segment; and
•the absence of large step-up gains reported in 2018 related to the acquisition of Teekay Offshore1 (now known as “Altera”) and privatization of GGP Inc. (“GGP”)1; partially offset by
•higher appraisal gains on investment properties in our Real Estate segment.
Depreciation and amortization expense increased by $1.8 billion to $4.9 billion primarily from the impact of acquisitions, as well as the impact of revaluation gains in the fourth quarter of 2018, which increased the carrying value of our PP&E from which depreciation is determined. The adoption of IFRS 16 also increased depreciation charges in 2019.
Income tax expense was $495 million in 2019, compared to a $248 million recovery in 2018. This increase in income tax expense was primarily due to higher taxable income in flow-through entities attributed to Brookfield compared to 2018 and a lower amount of loss carryforwards recognized in 2019.
Significant Acquisitions and Dispositions
We have summarized below the impact of recent significant acquisitions and dispositions on our results for 2020:

	Acquisitions		Dispositions
FOR THE YEAR ENDED DEC. 31, 2020 (MILLIONS)	Revenue	Net Income	Revenue	Net Income
Real estate	$420	$(147)	$(275)	$52
Renewable power	294	79	(75)	(1)
Infrastructure	2,668	111	(323)	11
Private equity	4,017	6	(1,479)	(27)
	$7,399	$49	$(2,152)	$35
Acquisitions
Acquisitions over the past year contributed incremental revenues and net income of $7.4 billion and $49 million in the current year, respectively.
Real Estate
Recent acquisitions contributed incremental revenues of $420 million and net loss of $147 million in 2020. The most significant contributions were from acquisitions made through Brookfield Strategic Real Estate Partners III (“BSREP III”), which added $382 million of revenues and $164 million of net loss in the current year. The net loss is largely due to impairment losses and mortgage interest expenses of the recently acquired hospitality assets in BSREP III, resulting from the impact of the economic shutdown.
Renewable Power
Within our Renewable Power segment, incremental revenues of $294 million and net income of $79 million are primarily due to acquisitions of wind and solar assets completed in late 2019.
Infrastructure
Recent acquisitions contributed incremental revenues of $2.7 billion and net income of $111 million. In late 2019, we acquired Genesee & Wyoming Inc. (“Genesee & Wyoming”)1, contributing incremental revenues and net income of $2.0 billion and $97 million in the current year, respectively. In addition, the recent acquisition of Summit DigiTel in the third quarter of 2020 and the acquisition of NorthRiver Midstream Inc. (“NorthRiver”)1 in 2019 collectively contributed $541 million of revenues and $8 million of net income in the current year, respectively.

1.See definition in Glossary of Terms beginning on page 115.
35 BROOKFIELD ASSET MANAGEMENT

Private Equity
The current year’s revenues of $4.0 billion and net income of $6 million included impacts from Clarios and Healthscope acquired in the second quarter of 2019 and Sagen acquired in the fourth quarter of 2019. These three businesses collectively contributed $3.7 billion of revenues and $125 million of net income in the current year. The net income was partially offset by the higher equity accounted current taxes and interest due to the acquisition of Brand Industrial Holdings Inc. (“BrandSafway”)1 in the first quarter of 2020, which contributed a net loss of $98 million in the current year.
Further details relating to the significant acquisitions described above that were completed during the year ended December 31, 2020 are provided in Note 5 of the consolidated financial statements.
Dispositions
Recent asset sales reduced revenues and net loss by $2.2 billion and $35 million in the current year, respectively. The assets sold that most significantly impacted our results were BGIS, BGRS and North American Palladium Ltd. (“NAP”)1, our palladium mining operations, in our Private Equity segment.
Fair Value Changes
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019	Change
Investment properties	$(269)	$1,710	$(1,979)
Transaction related expenses, net of gains	20	(895)	915
Financial contracts	686	(140)	826
Impairment and provisions	(808)	(825)	17
Other fair value changes	(1,052)	(681)	(371)
Total fair value changes	$(1,423)	$(831)	$(592)
Investment Properties
Investment properties are recorded at fair value with changes recorded in net income. The following table disaggregates investment property fair value changes by asset type:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019	Change
Core office	$(237)	$946	$(1,183)
Core retail	(1,662)	(683)	(979)
LP investments and other	1,630	1,447	183
	$(269)	$1,710	$(1,979)
We discuss the key valuation inputs of our investment properties on pages 87 and 88.
Core Office
Valuation losses of $237 million primarily relate to:
•updated near- and mid-term cash flow projections, primarily in the U.S. markets, incorporating a decrease in rental growth and tenant-specific credit loss assumptions; partially offset by
•a compression of capitalization rates for some of our core office properties in New York and the U.K.;
•development milestones reached for a property in our Toronto portfolio; and
•gains at 100 Bishopsgate in London as the property neared completion.
Valuation gains of $946 million in the prior year were primarily as a result of improved leasing assumptions on development properties in the U.K. and U.S. as they neared substantial completion, strong occupancy and compression of terminal capitalization rates in our Canadian portfolio to reflect comparable market transactions and rate compression from improved rental markets in Australia.
1.See definition in Glossary of Terms beginning on page 115
2020 ANNUAL REPORT 36

Core Retail
Valuation losses of $1.7 billion are mainly attributable to changes to a number of assumptions on a space-by-space basis to reflect the impacts of the economic shutdown. We revised valuation metrics where necessary to reflect changes in certain property level risk profiles.
Appraisal losses of $683 million in the prior year were due to lower assumed future cash flows on certain consolidated retail assets and adjustments to the timing of when those cash flows are received, partially offset by a decrease in capitalization and discount rates.
LP Investments and Other
Valuation gains of $1.6 billion relate primarily to:
•gains on the life science assets at Forest City to reflect recent broker valuations as well as discount rate compression and higher leasing at our Shanghai mixed-use property; and
•gains in our Brazil office portfolio, driven by capitalization rate compression to reflect the historically low interest rate environment, as well as gains in our U.K. student housing and U.S. manufactured housing portfolios; partially offset by
•updated assumptions on our opportunistic retail assets and office assets to reflect near-term cash flow assumptions as a result of the economic shutdown.
In the prior year, valuation gains of $1.4 billion were primarily related to improved market conditions in Brazil and India. In addition, a decrease in terminal capitalization rates and higher projected cash flows at our U.K. student housing portfolio as well as strong leasing activity in our directly held portfolios contributed to the valuation gains.
Transaction Related Gains, Net of Expenses
Transaction related gains, net of expenses, totaled $20 million for the year. These gains were primarily due to a restructuring gain on our Australian coal export terminal business in our Infrastructure segment and a gain from debt restructuring at an operating company within our Private Equity segment; partially offset by the early redemption of debt across a number of our businesses as well as restructuring costs and transaction costs related to recent acquisitions.
The prior year transaction related expenses of $895 million primarily relate to the acquisition of Oaktree, Clarios, Genesee & Wyoming and Aveo Group.
Financial Contracts
Financial contracts include mark-to-market gains and losses on financial contracts related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
The gain of $686 million is primarily attributable to gains on our financial contracts in our Private Equity segment and mark-to-market movements on aforementioned market and currency hedges, partially offset by losses on interest rate and cross-currency swaps, which do not qualify for hedge accounting.
Unrealized losses of $140 million in the prior year primarily relate to mark-to-market movements on our interest rate and cross-currency swaps and fair value changes on our currency hedges, which do not qualify for hedge accounting.
Impairment and Provisions
Impairment and provision expense for the year of $808 million are primarily related to the impact of the economic shutdown on operating businesses within our Private Equity segment and hospitality assets in our Real Estate segment. Included in this balance is the impairment taken on vessels at Altera related to the reassessment of future assumptions surrounding estimated salvage values, expected earnings and redeployment opportunities.
Other Fair Value Changes
Other fair value losses of $1.1 billion were reported for the year. These losses were primarily due to unrealized foreign exchange losses in our Private Equity segment. Included in this balance are also various other one-time charges across our segments.

37 BROOKFIELD ASSET MANAGEMENT

Income Taxes
We recorded an aggregate income tax expense of $837 million in 2020 (2019 – $495 million), including current tax expenses of $756 million (2019 – $970 million) and deferred tax expense of $81 million (2019 – recovery of $475 million).
The increase in the effective income tax rate is primarily attributed to minimal tax implications from valuation losses incurred in our Real Estate segment, which are subject to lower global tax rates. As a result, the international operations subject to different tax rates contributed 52% to the increase of our effective tax rate in 2020.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

FOR THE YEARS ENDED DEC. 31	2020	2019	Change
Statutory income tax rate	26%	26%	—%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(10)	(1)	(9)
Change in tax rates and new legislation	12	(2)	14
Taxable income attributed to non-controlling interests	(31)	(4)	(27)
International operations subject to different tax rates	52	(7)	59
Recognition of deferred tax assets	(10)	(9)	(1)
Non-recognition of the benefit of current year’s tax losses	8	4	4
Other	7	1	6
Effective income tax rate	54%	8%	46%
As an asset manager, many of our operations are held in partially-owned “flow-through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of the associated tax provision of these entities. In other words, we are consolidating all the net income, but only our share of the associated tax provision. This reduced our effective tax rate by 31% and 4% in 2020 and 2019, respectively.
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.

2020 ANNUAL REPORT 38

BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at December 31, 2020, 2019 and 2018:

				Change
AS AT DEC. 31 (MILLIONS)	2020	2019	2018	2020 vs. 2019	2019 vs. 2018
Assets
Investment properties[1]	$96,782	$96,686	$84,309	$96	$12,377
Property, plant and equipment[1]	100,009	89,264	67,294	10,745	21,970
Equity accounted investments	41,327	40,698	33,647	629	7,051
Cash and cash equivalents	9,933	6,778	8,390	3,155	(1,612)
Accounts receivable and other	18,928	18,469	16,931	459	1,538
Intangible assets	24,658	27,710	18,762	(3,052)	8,948
Goodwill	14,714	14,550	8,815	164	5,735
Other assets	37,345	29,814	18,133	7,531	11,681
Total assets	$343,696	$323,969	$256,281	$19,727	$67,688
Liabilities
Corporate borrowings	$9,077	$7,083	$6,409	$1,994	$674
Non-recourse borrowings of managed entities	139,324	136,292	111,809	3,032	24,483
Other non-current financial liabilities[1]	28,524	23,997	13,528	4,527	10,469
Other liabilities	44,129	39,751	27,385	4,378	12,366
Equity
Preferred equity	4,145	4,145	4,168	—	(23)
Non-controlling interests	86,804	81,833	67,335	4,971	14,498
Common equity	31,693	30,868	25,647	825	5,221
Total equity	122,642	116,846	97,150	5,796	19,696
	$343,696	$323,969	$256,281	$19,727	$67,688
1.The amounts for December 31, 2019 have been prepared in accordance with IFRS 16. Prior period amounts have not been restated (refer to Note 2 of the consolidated financial statements).

39 BROOKFIELD ASSET MANAGEMENT

2020 vs. 2019
Total assets were $343.7 billion at December 31, 2020, an increase of $19.7 billion compared to December 31, 2019. The increase is driven by both business combinations and asset acquisitions, which totaled $28.5 billion for the year. Recently completed business combinations added $11.0 billion of total assets, whereas asset acquisitions contributed $17.5 billion. Net valuation gains recognized on our PP&E during the year also contributed to the increase in total assets. These increases were partially offset by assets sold during the year.
We have summarized the impact of business combinations as well as equity accounted investment, investment properties and property, plant and equipment additions for the year ended December 31, 2020 in the table below:

FOR THE YEAR ENDED DEC. 31, 2020 (MILLIONS)	Private Equity	Infrastructure	Real Estate	Renewable Power and Other	Total
Cash and cash equivalents	$105	$—	$16	$22	$143
Accounts receivable and other	1,441	408	9	67	1,925
Inventory	12	—	54	1	67
Equity accounted investments	1,346	1,776	828	153	4,103
Investment properties	—	3	8,470	—	8,473
Property, plant and equipment	1,569	8,595	1,111	1,665	12,940
Intangible assets	27	532	66	—	625
Goodwill	63	27	14	41	145
Deferred income tax assets	31	—	1	14	46
Total assets	4,594	11,341	10,569	1,963	28,467
Less:
Accounts payable and other	(55)	(2,518)	(17)	(210)	(2,800)
Non-recourse borrowings	(1,016)	(2,356)	(1)	(469)	(3,842)
Deferred income tax liabilities	—	(22)	(12)	—	(34)
Non-controlling interests[1]	(227)	—	(47)	—	(274)
	(1,298)	(4,896)	(77)	(679)	(6,950)
Net assets acquired	$3,296	$6,445	$10,492	$1,284	$21,517
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.

We have summarized below the major contributors to the year-over-year variances for the statement of financial position.
PP&E increased by $10.7 billion primarily as a result of:
•acquisitions and net additions during the year contributing $12.9 billion of PP&E; and
•revaluation surplus of $4.8 billion with the majority of the increase attributable to our Renewable Power segment, which benefited from lower discount rates, as well as the continued successful implementation of cost saving and revenue enhancing initiatives; partially offset by
•depreciation of $4.5 billion in the year; and
•the deconsolidation of a hospitality investment and other businesses, which reduced PP&E by $1.8 billion.
We provide a continuity of PP&E in Note 12 of the consolidated financial statements.
Investment properties consist primarily of the company’s real estate assets. The balance as at December 31, 2020 remained consistent compared to the prior year after accounting for the following:
•additions of $8.2 billion, mainly through enhancement or expansion of properties through capital expenditures and the purchase of investment properties during the year; and
•the positive impact of foreign currency translation of $984 million; offset by
•asset sales, including a self-storage portfolio and a core office asset in London, as well as reclassifications to assets held for sale for a total of $9.3 billion; and
2020 ANNUAL REPORT 40

•net valuation losses of $269 million, driven by revaluations of our retail and office portfolios.
We provide a continuity of investment properties in Note 11 of the consolidated financial statements.
Equity accounted investments increased by $629 million to $41.3 billion in the current year, mainly due to:
•net additions of $2.6 billion, including the $1.3 billion acquisition of an interest in BrandSafway in our Private Equity segment in the first quarter of the year, as well as the acquisition of a $1.3 billion interest in Cheniere Energy Partners, L.P. (“Cheniere”)1 in our Infrastructure segment in the third quarter; and
•our proportionate share of the comprehensive income reported; partially offset by
•the reclassification of $1.3 billion of interest in Norbord to held for sale; and
•distributions and return of capital received of $1.4 billion.
We provide a continuity of equity accounted investments in Note 10 of the consolidated financial statements.
Cash and cash equivalents increased by $3.2 billion as at December 31, 2020 compared to the prior year end primarily due to net proceeds from corporate debt issuances, the secondary offerings of BEP units, BEPC and BIPC shares, as well as cash received from asset sales, partially offset by cash used in business combinations completed during the year. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Intangible assets decreased by $3.1 billion due to the impact of foreign currency translation and amortization, partially offset by additions from acquisitions in our Infrastructure segment. Goodwill increased by $164 million due to the acquisition of new businesses and the impact of foreign exchange, partially offset by the sale of the pathology business at Healthscope.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $7.5 billion is primarily a result of:
•an increase in other financial assets of $5.3 billion, primarily due to strategic investments acquired within our Real Estate, Infrastructure and Private Equity segments and opportunistic financial asset positions entered into during the year; and
•an increase in assets held for sale of $2.4 billion, primarily attributable to the reclassification of three mall assets, four triple net lease assets in the U.S. and an office asset in Australia within our Real Estate segment as well as our equity investment in Norbord, partially offset by the sale of Genesee & Wyoming’s Australian assets and a Colombian regulated distribution operation, within our Infrastructure segment.
Corporate borrowings increased by $2.0 billion due to issuances of a $600 million 30-year note, a $750 million 10-year note, a $500 million 31-year note and a $400 million 60-year note during the year. These were partially offset by a repayment of a $251 million (C$350 million) note in the first quarter.
Non-recourse borrowings of managed entities increased by $3.0 billion as a result of:
•an increase in subsidiary borrowings across the businesses, as they took advantage of the low interest rate environment to strengthen liquidity; and
•an increase in property-specific borrowings, mainly as a result of the aforementioned acquisitions.
Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due after one year. Non-current accounts payable and other increased by $4.5 billion, primarily due to the aforementioned acquisitions as well as an increase in lease obligations in our Real Estate segment. Please see Note 17 of the consolidated financial statements for further information.
The increase of other liabilities of $4.4 billion is primarily attributable to an increase in financial liabilities associated with hedges in our Infrastructure segment as well as liabilities associated with assets held for sale in our Real Estate segment. Please see Note 9 of the consolidated financial statements for further information.
Refer to Part 4 – Capitalization and Liquidity for more information.

1.See definition in Glossary of Terms beginning on page 115.
41 BROOKFIELD ASSET MANAGEMENT

2019 vs. 2018
Consolidated assets as at December 31, 2019 were $324.0 billion, compared to $256.3 billion as at December 31, 2018. Year-over-year increases were primarily due to business combinations and asset acquisitions completed in 2019. Our acquisition of Oaktree further increased the assets in our equity accounted investment. The adoption of IFRS 16 increased our property, plant and equipment and investment properties through the recognition of right-of-use (“ROU”) assets. These increases were partially offset by assets sold in 2019.
Investment properties were $12.4 billion higher at the end of 2019 compared to 2018 primarily due to the impact of various real estate investments completed in 2019, in particular our acquisition of Aveo Group. The adoption of IFRS 16 in 2019 resulted in the recognition of ROU investment properties, primarily land leases on which some of our investment properties are built. In addition, the impact of capital expenditures and valuation gains were partially offset by losses in our core retail portfolio and numerous asset sales across our core office and LP investments portfolios.
Property, plant and equipment increased by $22.0 billion during 2019. The increase was primarily a result of acquisitions completed across our operating segments during the year and revaluation gains largely in our Renewable Power segment. The increase was also due to the recognition of property, plant and equipment ROU assets upon adopting IFRS 16 in 2019. These increases were partially offset by dispositions and reclassification to assets held for sale as well as depreciation recorded during the year.
Equity accounted investments were $40.7 billion as at December 31, 2019, an increase of $7.1 billion compared to 2018. The increase was mainly due to $9.1 billion of additions across multiple businesses, including the acquisition of interest in Oaktree and the equity accounted investments assumed within the acquisition of Clarios in our Private Equity segment. In addition, the increase from our share of comprehensive income from equity accounted investments was partially offset by the aforementioned step-up to a controlling interest of a portfolio of retail malls in our Real Estate segment as well as dispositions and reclassifications to held for sale.
Cash and cash equivalents decreased by $1.6 billion as at December 31, 2019 compared to 2018 primarily due to the impact of cash used in business combinations, net of cash acquired, and the timing of recent asset sales and debt refinancings.
Intangible assets and goodwill increased by $8.9 billion and $5.7 billion, respectively, due to the acquisitions completed in our Private Equity and Infrastructure segments in 2019, partially offset by the impact of amortization, impairment and foreign exchange.
Other assets increased by $11.7 billion as a result of acquisitions completed in our Private Equity segment, including the increase in inventory and other financial assets, as well as additions and appreciation of our existing financial asset portfolios. In addition, the increase was due to reclassifying certain assets in our Infrastructure segment to assets held for sale; partially offset by the sale of assets in our Real Estate and Renewable Power segments.
Corporate borrowings increased by $674 million as the issuance of $1.0 billion 10-year note as well as the impact of strengthened foreign exchange rates during 2019 were partially offset by a repayment of a $450 million (C$600 million) note.
Non-recourse borrowings increased by $24.5 billion in 2019 as result of increased borrowings to finance acquisitions, including our acquisition of Genesee & Wyoming in our Infrastructure segment, Aveo Group in our Real Estate segment, Clarios, Healthscope and the Brazilian heavy equipment and light vehicle fleet management company in our Private Equity segment. These increases were partially offset by the partial repayment of credit facilities within our Real Estate segment as well as dispositions and reclassification of businesses to held for sale.
Other non-current financial liabilities increased by $10.5 billion in 2019 primarily due to the recognition of non-current lease liabilities on adoption of IFRS 16, aforementioned acquisitions, higher insurance liabilities within our annuities business and a higher stock compensation liability due to share price appreciation.
Other liabilities increased by $12.4 billion primarily due to the impact of acquisitions in 2019, including deferred income tax liabilities recorded in business combinations, and current lease liabilities recognized on adoption of IFRS 16 in 2019.
Equity
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 of this MD&A.
2020 ANNUAL REPORT 42

Common Equity
The following table presents the major contributors to the year-over-year variances for common equity:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
Common equity, beginning of year	$30,868	$25,647
Changes in period
Net (loss) income attributable to shareholders	(134)	2,807
Common dividends	(726)	(620)
Preferred dividends	(141)	(152)
Other comprehensive income	818	524
Share repurchases, net of issuances	(270)	2,477
Ownership changes and other	1,278	185
	825	5,221
Common equity, end of year	$31,693	$30,868
Common equity increased by $825 million to $31.7 billion during the year. The change includes:
•net loss attributable to shareholders of $134 million;
•distributions of $867 million to shareholders as common and preferred share dividends;
•other comprehensive income of $818 million as a result of:
◦revaluation gains of $1.0 billion primarily attributable to valuation gains within our renewable power and infrastructure groups, partially offset by additional deferred income taxes reserved against these gains; and
◦other OCI gains of $145 million from mark-to-market movement on cash flow hedges held in our real estate, infrastructure and private equity segments; partially offset by
◦foreign currency translation loss, net of hedges, of $332 million as a result of our unhedged exposure mainly on the Brazilian real and Colombian peso. Refer to Foreign Currency Translation on pages 45 and 46;
•share repurchases, net of issuances, of $270 million, primarily related to the repurchase of approximately 8.9 million common shares through the NCIB program; and
•ownership changes and other of $1.3 billion primarily related to:
◦gains on BPY units acquired at a discount to book value as part of purchases made through their substantial issuer bid as well as the normal course issuer bid program;
◦dilution gain from the issuance of BEPC shares in conjunction with the TerraForm Power, Inc. (“TERP”)1 privatization; and
◦gains recognized on partial sell-down of businesses at values above IFRS book value, primarily related to the block sale of GrafTech International Ltd. (“GrafTech”)1 as well as the secondary offering of BEP units, BEPC shares and BIPC shares; partially offset by
◦the impact of a partial sell-down of our interest in AVN (our Chilean toll road) in the first quarter, and an accretion loss on the privatization of Altera, a global service provider to the offshore oil production industry.

1See definition in Glossary of Terms beginning on page 115.
43 BROOKFIELD ASSET MANAGEMENT

Non-controlling Interests
Non-controlling interests in our consolidated results primarily consist of third-party interests in BPY, BEP, BIP, BBU, and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT DEC. 31 (MILLIONS)	2020	2019
Brookfield Property	$25,986	$29,165
Brookfield Renewable	17,194	13,321
Brookfield Infrastructure	19,753	20,036
Brookfield Business Partners L.P.	9,162	8,664
Other participating interests	14,709	10,647
	$86,804	$81,833
Non-controlling interests increased by $5.0 billion during the year, primarily due to:
•equity issuances to non-controlling interests totaling $12.7 billion;
•comprehensive income attributable to non-controlling interests which totaled $2.3 billion, including $3.4 billion of revaluation surplus less $1.0 billion of foreign currency translation losses; partially offset by
• $6.5 billion of distributions to non-controlling interests; and
•ownership changes decreased amounts attributable to non-controlling interests by $3.6 billion.
CONSOLIDATION AND FAIR VALUE ACCOUNTING
As a Canadian domiciled public corporation, we report under IFRS, while many of our alternative asset manager peers report under U.S. GAAP. There are many differences between U.S. GAAP and IFRS, but the two principal differences affecting our consolidated financial statements compared to those of our peers are consolidation and fair value accounting.
In particular, U.S. GAAP allows some of our alternative asset manager peers to report certain investments, which qualify as variable interest entities, at fair value on one line in their balance sheet on a net basis as opposed to consolidating the funds. This approach is not available under IFRS. This can create significant differences in the presentation of our financial statements as compared to our alternative asset manager peers.
Consolidation
Our consolidation conclusions under IFRS may differ from our peers who report under U.S. GAAP for two primary reasons:
•U.S. GAAP uses a voting interest model or a variable interest model to determine consolidation requirements, depending on the circumstances, whereas IFRS uses a control-based model. We generally have the contractual ability to unilaterally direct the relevant activities of our funds; and
•we generally invest significant amounts of capital alongside our investors and partners, which, in addition to our customary management fees and incentive fees, means that we earn meaningful returns as a principal investor in addition to our asset management returns compared to a manager who acts solely as an agent.
As a result, in many cases, we control entities in which we hold only a minority economic interest. For example, a Brookfield-sponsored private fund to which we have committed 30% of the capital may acquire 60% of the voting interest in an investee company. The contractual arrangements generally provide us with the irrevocable ability to direct the funds’ activities. Based on these facts, we would control the investment because we exercise decision-making power over a controlling interest of that business and our 18% economic interest provides us with exposure to the variable returns of a principal.
All entities that we control are consolidated for financial reporting purposes. As a result, we include 100% of these entities’ revenues and expenses in our Consolidated Statements of Operations, even though a substantial portion of their net income is attributable to non-controlling interests. Furthermore, we include all of the assets, liabilities, including non-recourse borrowings, of these entities in our Consolidated Balance Sheets, and include the portion of equity held by others as non-controlling interests.

2020 ANNUAL REPORT 44

Intercompany revenues and expenses between Brookfield and its subsidiaries, such as asset management fees, are eliminated in our Consolidated Statements of Operations; however, these items affect the attribution of net income between shareholders and non-controlling interests. For example, asset management fees paid by our listed affiliates to the Corporation are eliminated from consolidated revenues and expenses. However, as the common shareholders are attributed all of the fee revenues1 while only attributed their proportionate share of the listed affiliates’ expenses, the amount of net income attributable to common shareholders is increased with a corresponding decrease in net income attributable to non-controlling interests.
Fair Value Accounting
Under U.S. GAAP, many of our alternative asset manager peers account for their funds as investment companies and reflect their investments at fair value.
Under IFRS, as a parent company, we are required to look through our consolidated and equity accounted investments and account for their assets and liabilities under the applicable IFRS guidance. We reflect a large number of assets at fair value, namely our commercial properties, renewable power facilities and certain infrastructure assets which are typically recorded at amortized cost under U.S. GAAP. However, there are other assets that are not subject to fair value accounting under IFRS and are therefore carried at amortized cost, which would be more consistent with U.S. GAAP.
Under both IFRS and U.S. GAAP, the value of asset management activities is generally not reflected on the balance sheet despite being material components of the value of these businesses.
For additional details on the valuation approach for the relevant segments, critical assumptions and related sensitivities, refer to Part 5 of this MD&A.
FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT DEC. 31	Year End Spot Rate			Change		Average Rate			Change
	2020	2019	2018	2020 vs. 2019	2019 vs. 2018	2020	2019	2018	2020 vs. 2019	2019 vs. 2018
Australian dollar	0.7694	0.7018	0.7050	10%	—%	0.6908	0.6953	0.7475	(1)%	(7)%
Brazilian real[1]	5.1975	4.0306	3.8745	(22)%	(4)%	5.1546	3.9463	3.6550	(23)%	(7)%
British pound	1.3670	1.3255	1.2760	3%	4%	1.2838	1.2767	1.3350	1%	(4)%
Canadian dollar	0.7853	0.7699	0.7331	2%	5%	0.7464	0.7538	0.7718	(1)%	(2)%
Colombian peso[1]	3,428.3	3,287.2	3,254.3	(4)%	(1)%	3,695.4	3,280.8	2,956.1	(11)%	(10)%
Euro	1.2217	1.1214	1.1469	9%	(2)%	1.1416	1.1194	1.1810	2%	(5)%
1.Using Brazilian real and Colombian peso as the price currency.
As at December 31, 2020, our common equity of $31.7 billion was invested in the following currencies: U.S. dollars – 58% (2019 – 54%); Brazilian reais – 8% (2019 – 12%); British pounds – 12% (2019 – 13%); Canadian dollars – 7% (2019 – 8%); Australian dollars – 7% (2019 – 6%); Colombian pesos – 2% (2019 – 2%); and other currencies – 6% (2019 – 5%). Currency exchange rates relative to the U.S. dollar at the end of 2020 were higher than December 31, 2019 for all of our significant non-U.S. dollar investments with the exception of the Brazilian real and Colombian peso.

1.See definition in Glossary of Terms beginning on page 115.
45 BROOKFIELD ASSET MANAGEMENT

The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019	Change
Australian dollar	$775	$66	$709
Brazilian real	(3,215)	(547)	(2,668)
British pound	370	400	(30)
Canadian dollar	186	282	(96)
Colombian peso	(103)	(53)	(50)
Euro	593	(99)	692
Other	291	38	253
Total cumulative translation adjustments	(1,103)	87	(1,190)
Currency hedges[1]	(228)	(482)	254
Total cumulative translation adjustments net of currency hedges	$(1,331)	$(395)	$(936)
Attributable to:
Shareholders	$(332)	$(190)	$(142)
Non-controlling interests	(999)	(205)	(794)
	$(1,331)	$(395)	$(936)
1.Net of deferred income tax expense of $37 million (2019 – $8 million).
The foreign currency translation of our equity, net of currency hedges, for the year ended December 31, 2020 generated a loss of $1.3 billion. This was primarily attributable to lower period end and average rates for the Brazilian real and the Colombian peso, partially offset by gains on the higher period end rates for our investments in the Australian dollar, British pound, Canadian dollar and Euro.
We seek to hedge foreign currency exposure where the cost of doing so is reasonable. Due to the high historical costs associated with hedging Brazilian real, Colombian peso and other emerging market currencies, hedge levels against those currencies were low at year end.
2020 ANNUAL REPORT 46

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the past three years are summarized in the following table. Dividends to the Class A and B Limited Voting Shares have been adjusted to reflect a three-for-two stock split on April 1, 2020.

	Distribution per Security
	2020	2019	2018
Class A and B1 Limited Voting Shares (“Class A and B shares”)[2]	$0.48	$0.43	$0.40
Class A Preferred Shares
Series 2	0.38	0.52	0.48
Series 4	0.38	0.52	0.48
Series 8	0.54	0.74	0.68
Series 9	0.51	0.52	0.53
Series 13	0.38	0.52	0.48
Series 15	0.24	0.46	0.40
Series 17	0.89	0.89	0.92
Series 18	0.89	0.89	0.92
Series 24	0.56	0.57	0.58
Series 25[3]	0.60	0.75	0.68
Series 26	0.65	0.65	0.67
Series 28	0.51	0.51	0.53
Series 30	0.87	0.88	0.90
Series 32[4]	0.94	0.95	0.89
Series 34[5]	0.83	0.82	0.81
Series 36	0.90	0.91	0.94
Series 37	0.91	0.92	0.95
Series 38[6]	0.70	0.83	0.85
Series 40[7]	0.75	0.83	0.87
Series 42[8]	0.72	0.85	0.87
Series 44	0.93	0.94	0.96
Series 46	0.90	0.90	0.93
Series 48	0.89	0.90	0.92
1.Class B Limited Voting Shares (“Class B shares”).
2.Adjusted to reflect three-for-two stock split effective April 1, 2020.
3.Dividend rate reset commenced the last day of each quarter.
4.Dividend rate reset commenced September 30, 2018.
5.Dividend rate reset commenced March 31, 2019.
6.Dividend rate reset commenced March 31, 2020.
7.Dividend rate reset commenced September 30, 2019.
8.Dividend rate reset commenced June 30, 2020.
Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.
47 BROOKFIELD ASSET MANAGEMENT

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our real estate and private equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues, net income attributable to non-controlling interests, and the global economic shutdown.
Our real estate operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our private equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. For example, seasonality affects our contract drilling and well-servicing operations as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services, the core operating plants business of our service provider to the power generation industry generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel marketing and road fuel distribution businesses, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our residential development operations are seasonal in nature and a large portion is correlated with the North America housing market and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels.
Our condensed statements of operations for the eight most recent quarters are as follows:

	2020				2019
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$17,088	$16,249	$12,829	$16,586	$17,819	$17,875	$16,924	$15,208
Net income (loss)	1,815	542	(1,493)	(157)	1,638	1,756	704	1,256
Net income (loss) to shareholders	643	172	(656)	(293)	846	947	399	615
Per share[1]
– diluted	$0.40	$0.10	$(0.43)	$(0.20)	$0.50	$0.61	$0.24	$0.39
– basic	0.41	0.10	(0.43)	(0.20)	0.51	0.62	0.25	0.39
1.Adjusted to reflect the three-for-two split effective April 1, 2020.
2020 ANNUAL REPORT 48

The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2020				2019
FOR THE PERIODS ENDED (MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Fair value changes	$175	$(31)	$(1,153)	$(414)	$4	$394	$(1,398)	$169
Income taxes	(243)	(225)	(5)	(364)	(200)	180	(239)	(236)
Net impact	$(68)	$(256)	$(1,158)	$(778)	$(196)	$574	$(1,637)	$(67)
Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:
•In the fourth quarter of 2020, revenues increased in comparison to the prior quarter due to same-store1 growth in most of our businesses. The higher net income in the quarter is a result of gains from asset sales in the quarter as well as a positive contribution from our equity accounted investments and fair value changes.
•In the third quarter of 2020, revenues increased relative to the prior quarter due to increased contributions from recent acquisitions across our operating segments. We had net income in the quarter, relative to the prior quarter’s net loss, as a result of improved performance across many of our businesses and a positive contribution from fair value changes stemming from consolidated investment properties, particularly within our BSREP III fund.
•In the second quarter of 2020, revenues decreased in comparison to the prior quarter due to the impact of the economic shutdown for a large part of the quarter. The higher net loss in the quarter is primarily attributed to a decline in the valuation of our investment property portfolio as cash flow assumptions were adjusted downwards to reflect the impact of the shutdown.
•In the first quarter of 2020, revenues decreased compared to the prior quarter primarily due to lower same-store growth as a result of seasonality and the impact of the economic shutdown. Contributions from acquisitions across our operating segments were partially offset by recent asset sales from our Private Equity and Renewable Power segments. Net income also decreased due to unrealized fair value changes brought about by the current environment.
•In the fourth quarter of 2019, revenues remained consistent with the prior quarter as we continued to benefit from contributions from recently acquired businesses and strong same-store growth across our operating segments. Net income decreased primarily due to lower fair value gains and the absence of a deferred tax recovery, partially offset by an increase in equity accounted income.
•In the third quarter of 2019, revenues increased from a full quarter contribution from Clarios and Healthscope, which we acquired in the second quarter of 2019. In addition, net income increased from the prior quarter due to the recognition of deferred income tax recoveries and valuation gains in our core office and LP investment properties.
•In the second quarter of 2019, revenues increased due to recent acquisitions across a number of segments, in particular industrials and infrastructure services in the Private Equity segment. The increase in revenue was offset by higher direct operating costs, interest expense from incremental borrowing, as well as valuation losses on some of our core retail properties and our service provider to the offshore oil production industry in the Private Equity segment.
•In the first quarter of 2019, revenues decreased slightly from the prior quarter primarily due to seasonality at our residential homebuilding business and certain of our private equity operations as well as a decrease in sales volumes at our road fuel distribution business. In addition, the absence of a deferred tax recovery in our Corporate segment, as well as higher depreciation and amortization expenses due to the impact of revaluation gains reported in the fourth quarter contributed to the decrease in net income.

1.See definition in Glossary of Terms beginning on page 115.
49 BROOKFIELD ASSET MANAGEMENT

PART 3 – OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
How We Measure and Report Our Operating Segments
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. To further assess operating performance for our Asset Management segment, we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in value within our private fund investment portfolios.
Our operating segments are global in scope and are as follows:
i.Asset management operations include managing our long-term private funds, perpetual strategies and public securities on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.
ii.Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.
iii.Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar and energy transition power generating facilities.
iv.Infrastructure operations include the ownership, operation and development of utilities, transport, midstream, data and sustainable resource assets.
v.Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrials.
vi.Residential development operations consist of homebuilding, condominium development and land development.
vii.Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
In assessing results, we separately identify the portion of FFO and common equity within our segments that relate to our primary listed affiliates. We believe that identifying the FFO and common equity attributable to our listed affiliates enables investors to understand how the results of these public entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these listed affiliates is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains1 included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.
1.See definition in Glossary of Terms beginning on page 115.
2020 ANNUAL REPORT 50

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents revenues, FFO and common equity by segment on a year-over-year basis for comparative purposes:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Revenues[1]			FFO			Common Equity
	2020	2019	Change	2020	2019	Change	2020	2019	Change
Asset Management	$3,524	$2,614	$910	$1,776	$1,597	$179	$4,947	$4,927	$20
Real Estate	8,883	10,475	(1,592)	876	1,185	(309)	19,331	18,781	550
Renewable Power	4,085	3,974	111	1,044	333	711	5,154	5,320	(166)
Infrastructure	9,301	7,093	2,208	569	464	105	2,552	2,792	(240)
Private Equity	37,775	43,578	(5,803)	935	844	91	3,965	4,086	(121)
Residential Development	2,243	2,456	(213)	66	125	(59)	2,730	2,859	(129)
Corporate Activities	871	459	412	(86)	(359)	273	(6,986)	(7,897)	911
Total segments	$66,682	$70,649	$(3,967)	$5,180	$4,189	$991	$31,693	$30,868	$825
1.Revenues include inter-segment revenues which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(c) of the consolidated financial statements.
Total revenues and FFO were $66.7 billion and $5.2 billion in the current year compared to $70.6 billion and $4.2 billion in the prior year, respectively. FFO includes realized disposition gains of $1.6 billion in 2020, compared to $882 million in the prior year. Excluding disposition gains, FFO increased by $321 million from the prior year.
Revenues decreased primarily as a result of the impact of the global economic shutdown, particularly within our Real Estate, Private Equity and Residential Development segments, as well as the absence of contribution from assets sold during the year. These decreases were partially offset by our acquisition of an interest in Oaktree during the third quarter of 2019, as well as recent acquisitions within our Private Equity and Infrastructure segments.
The increase in FFO, excluding disposition gains, is primarily a result of:
•increased fee-related earnings1 in our Asset Management segment from fees earned on higher market capitalization across our listed affiliates and increases in our private fund capital as well as contributions from Oaktree;
•improved same-store results at Norbord, one of the world’s largest producers of OSB, which benefited from strong product pricing and volume during the year;
•contributions from our financial assets portfolio, benefiting from higher realized and unrealized gains in the current year; and
•contributions from recent acquisitions, net of the impact of asset sales; partially offset by
•lower income from our core retail portfolio and hospitality assets due to higher credit loss reserves, temporary tenants and lower occupancy; and
•the negative impact of foreign currency translation.
We recognized $1.6 billion of disposition gains during the year which mainly consisted of gains on secondary offerings of units/shares in BEP, BEPC and BIPC. Further gains were recognized from the sale of real estate assets within our Fairfield portfolio and our One London Wall place building in our Real Estate segment, as well as the continued sales of shares of GrafTech in our Private Equity segment.
Common equity increased by $825 million to $31.7 billion primarily from comprehensive income recognized during the year, an accretion gain from the purchase of BPY units at a discount to book value, as well as gains on the issuance of BEPC shares, as part of the TERP privatization, and the secondary offering of BEPC shares. Additional contributors to the increase include gains on our partial sale of BEP units and the secondary offering of BIPC shares. The aforementioned contributions were partially offset by dividends paid and the impact of share buybacks.

1.See definition in Glossary of Terms beginning on page 115.
51 BROOKFIELD ASSET MANAGEMENT

Business Overview
•We manage $312 billion of fee-bearing capital, including $84 billion in long-term private funds, $94 billion in perpetual strategies, $121 billion in credit strategies and $13 billion within our public securities group. We earn recurring long-term fee revenues from this fee-bearing capital, in the form of:
◦Long-term, diversified base management fee revenues from third party capital in our closed-end and perpetual private funds and perpetual fee revenues based on the total capitalization of our listed affiliates;
◦Incentive distributions from BIP, BEP and BPY, all of which have exceeded pre-determined thresholds; and
◦Performance fees, linked to the unit price performance of BBU and other transaction and advisory fees.
•Included within our private fund fee-bearing capital is $140 billion of carry eligible capital. We earn carried interest from this capital when fund performance achieves its preferred return, allowing us to receive a portion of fund profits returned to investors. We recognize this carried interest when a fund’s cumulative returns are in excess of preferred returns and when it is highly probable that a significant reversal will not occur.

Fee-Bearing Capital[1] AS AT DEC. 31 (BILLIONS)	Fee-Related Earnings[1] FOR THE YEARS ENDED DEC. 31 (MILLIONS)

Carry Eligible Capital[1] AS AT DEC. 31 (BILLIONS)	Accumulated Unrealized Carried Interest[1] AS AT DEC. 31 (MILLIONS)

1.See definition in Glossary of Terms beginning on page 115.
2020 ANNUAL REPORT 52

Five-Year Review
Our long-term private funds and co-investments have grown considerably, almost doubling in size over the last five years. In addition, the capitalization of our listed affiliates has grown as a result of higher unit/share prices and increased capital markets activity. These factors have contributed to higher base fees and incentive distributions and a corresponding increase in asset management FFO. The result has been a 26% and 22% cumulative annual growth rate in fee-bearing capital and total fee-related earnings over the last five years.
Our accumulated unrealized carried interest has increased each of the past five years due to the growth in our fund sizes and addition of new strategies and the strong investment performance. As our private fund business has grown and diversified, the nature of our carried interest has as well. We expect to recognize an increasing amount of realized carried interest into FFO and net income as our earlier vintage funds continue to monetize investments and return significant capital to investors.
Outlook and Growth Initiatives
Alternative assets provide an attractive investment opportunity to institutional and high net worth investors. In periods when global interest rates are lower than they have ever been, alternatives continue to be an attractive investment as they have demonstrated the ability to provide attractive risk adjusted returns and retain their value across cycles. These asset classes also provide investors with alternatives to fixed income investments by providing a strong, inflation protected return profile. Institutional investors, in particular pension funds, must earn and generate returns to meet their long-term obligations while protecting their capital. As a result, inflows to alternative asset managers are continuing to grow and managers are focused on new product development to meet this demand.
Our business model has proven to be resilient through economic cycles, due to our strong foundation and discipline. Overall, our business is stronger and more diversified than ever and well positioned to deliver continued growth.
Looking forward, our business plan remains essentially unchanged. Early this year, we surpassed our target of $50 billion raised in the latest round of flagship fundraising and we have now set the objective of targeting $100 billion for the next round of flagship funds. We held our first close on our flagship distressed debt fund in Oaktree for $13 billion in 2020, and continue to raise capital for the fund. We also recently launched our fourth flagship real estate fund, as well as our inaugural Global Transition fund. The Global Transition fund will invest with the dual objectives of earning an attractive financial return and generating a measurable positive environmental change. Our two remaining flagship funds should launch over the next twelve months.
In addition to our flagship funds, we are progressing a number of newer strategies, including our reinsurance business, secondaries business and growing our investing expertise in technology. These new initiatives, in addition to our five flagship strategies, are expected to have a very meaningful impact on our growth trajectory in the long term.
We continue to expand our investor base through existing relationships and new channels. As of the final close of our latest flagship funds in early 2020, and with the addition of Oaktree in 2019, we have approximately 2,000 investors. With respect to our investor base, our high net worth channel continues to grow and accounts for nearly 10% of current commitments. While the geographical split of capital raised across all channels has remained largely consistent with the prior year, our commitments from Asia as well as Europe, the Middle East and Africa continue to increase.
Operations
Long-Term Private Funds ($84 billion of fee-bearing capital)
•We manage our fee-bearing capital through 42 active private funds across our major asset classes: real estate, infrastructure, renewable power and private equity. These funds include core, credit, value-add and opportunistic closed-end funds which are primarily invested in the equity of private companies, although in certain cases, are invested in publicly traded equities. Our credit strategies invest in debt of companies in our areas of focus.
•We refer to our largest private fund series as our flagship funds. We have flagship funds within each of our major asset classes: Real Estate (BSREP series), Infrastructure (BIF series, which includes infrastructure and Renewable Power investments), Private Equity (BCP series), Distressed Debt and Global Transition.
•Closed-end private fund capital is typically committed for 10 years from the inception of the fund with two one-year extension options.
•We are compensated for managing these private funds through base management fees, which are generally determined on committed capital during the investment period and invested capital thereafter. We are entitled to receive carried interest on these funds, which represents a portion of fund profits above a preferred return to investors.
53 BROOKFIELD ASSET MANAGEMENT

Perpetual Strategies ($94 billion of fee-bearing capital)
•We manage fee-bearing capital through publicly listed perpetual capital entities, including BPY, BEP, BIP, and BBU, along with core, core plus and credit perpetual private funds.
•Perpetual private funds are able to continually raise capital as new investments arise.
•We are compensated for managing these entities through (i) base management fees, which are primarily determined by the market capitalization or NAV of these entities and funds; and (ii) incentive distributions or performance fees.
•Incentive distributions for BPY, BEP and BIP are a portion of the increases in distributions above predetermined hurdles. Performance fees for BBU are based on increases in the unit price of BBU above an escalating threshold.
Credit Strategies ($121 billion of fee-bearing capital)
•Oaktree operates and manages their respective investment business, earning management fees on fee-bearing capital within their long-term closed-end, open-end and evergreen funds.
•Long-term private funds, which have an investment period generally ranging from three to five years from inception of the fund, typically pay management fees based on committed capital, drawn capital, gross assets, NAV or cost basis during the investment period.
•Perpetual strategies, which include open-end funds that do not have an investment period and do not distribute proceeds of realized investments to clients, and evergreen funds, which invests in marketable securities, private debt and equity on a long or short-term basis, generally without distributing proceeds of realized investments to clients. Perpetual strategies typically pay management fees based on NAV.
Public Strategies ($13 billion of fee-bearing capital)
•We manage our fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
•We act as advisor and sub-advisor, earning both base and performance fees.
Fee-Bearing Capital
The following table summarizes fee-bearing capital:

AS AT DEC. 31 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Credit Strategies	Public Securities	Total 2020	Total 2019
Real estate	$28,555	$24,441	$—	$—	$52,996	$56,056
Renewable power	10,881	34,559	—	—	45,440	33,520
Infrastructure	29,549	29,786	—	—	59,335	54,220
Private equity	14,738	5,263	—	—	20,001	20,710
Oaktree	—	—	121,026	—	121,026	110,349
Diversified	—	—	—	12,822	12,822	14,957
December 31, 2020	$83,723	$94,049	$121,026	$12,822	$311,620	n/a
December 31, 2019	$85,825	$78,681	$110,349	$14,957	n/a	$289,812
2020 ANNUAL REPORT 54

Fee-bearing capital increased by $21.8 billion during the year. The principal changes are set out in the following table:

AS AT AND FOR THE YEAR ENDED DEC. 31, 2020 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Credit Strategies	Public Securities	Total
Balance, December 31, 2019	$85,825	$78,681	$110,349	$14,957	$289,812
Inflows	5,670	4,840	18,132	3,780	32,422
Outflows	—	(83)	(6,053)	(3,729)	(9,865)
Distributions	(717)	(4,478)	(1,470)	—	(6,665)
Market valuation	(24)	16,728	3,210	(2,169)	17,745
Other	(7,031)	(1,639)	(3,142)	(17)	(11,829)
Change	(2,102)	15,368	10,677	(2,135)	21,808
Balance, December 31, 2020	$83,723	$94,049	$121,026	$12,822	$311,620
Long-term private fund fee-bearing capital decreased by $2.1 billion due to:
•$0.7 billion of distributions; and
•$7.0 billion of other decreases, primarily related to uninvested capital in our funds that ended their investment periods during the year. This capital has predominantly been earmarked for follow-on investments and will become fee-earning again once it is deployed; partially offset by
•$5.7 billion of inflows, including $3.3 billion of co-investment capital, $1.5 billion from our latest flagship infrastructure fund, $0.3 billion within our renewable energy strategies, $0.2 billion from our second infrastructure debt fund, and $0.4 billion of additional capital across numerous other strategies.
Perpetual strategies fee-bearing capital increased by $15.4 billion since the prior year, due to:
•$16.7 billion price appreciation across our listed affiliates;
•$4.8 billion of inflows primarily related to capital market transactions at BEP, BPY and BIP, as well as capital deployed across our core and core plus perpetual funds; partially offset by
•$4.5 billion of distributions, including quarterly distributions paid to the investors of our listed affiliates; and
•$1.6 billion of other decreases, primarily from the decrease in third-party capital as a result of the TERP privatization in the third quarter of 2020.
Credit strategies fee-bearing capital increased by $10.7 billion, due to:
•$18.1 billion of capital fundraising and deployment across various strategies;
•$3.2 billion of market valuation increases, reflecting the positive fair value increases in funds whose management fees are based on the net asset values of the funds; partially offset by
•$6.1 billion of outflows within open-end and evergreen funds, as well as $1.5 billion of distributions within closed-end funds; and
•$3.1 billion of other decreases, primarily related to a decrease in the fee-bearing capital managed by an affiliate of Oaktree.
Public securities capital decreased by $2.1 billion, due to:
•$3.7 billion of redemptions, primarily within our real estate and natural resources public funds and separately managed accounts; and
•$2.2 billion of decreases in market valuations, which began to recover in the fourth quarter; partially offset by
•$3.8 billion of fund inflows.
We have approximately $33 billion of additional committed capital that does not currently earn fees but will generate fees once deployed.

55 BROOKFIELD ASSET MANAGEMENT

Carry Eligible Capital
Carry eligible capital1 increased $19.8 billion during the year to $139.6 billion as at December 31, 2020 (2019 –$119.8 billion). The increase was primarily related to capital raised in our latest distressed debt fund, as well as additional capital raised in other credit strategies, our latest flagship infrastructure fund and perpetual private funds. This increase was partially offset by uninvested capital in three of our flagship funds that ended their investment period during the year. This capital is earmarked for follow-on investments and will become carry eligible again once it is invested.
As at December 31, 2020, $90.8 billion of carry eligible capital was deployed (2019 – $72.2 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There are currently $48.8 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (2019 – $47.6 billion).
Operating Results
Asset management FFO includes fee-related earnings and realized carried interest1 earned in respect of capital managed for our investors. Fee-related earnings include fees earned on the capital invested by us in the listed affiliates. This is representative of how we manage the business and measure the returns from our asset management activities.
To facilitate analysis, the following table disaggregates our Asset Management segment revenues and FFO into fee-related earnings and realized carried interest, net1, as these are the measures that we use to analyze the performance of the Asset Management segment. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.
We have provided additional detail, where referenced, to explain significant variances from the prior year.

FOR THE YEARS ENDED DEC. 31 (MILLIONS)		Revenues		FFO
	Ref.	2020	2019	2020	2019
Fee-related earnings	i	$2,840	$2,014	$1,428	$1,201
Realized carried interest	ii	684	600	348	396
Asset management FFO		$3,524	$2,614	$1,776	$1,597

Unrealized carried interest
Generated				$1,206	$1,001
Foreign exchange				(39)	(21)
				1,167	980
Less: direct costs				(494)	(292)
Unrealized carried interest, net	iii			673	688
Less: unrealized carried interest not attributable to BAM				(117)	(28)
				$556	$660

1.See definition in Glossary of Terms beginning on page 115.
2020 ANNUAL REPORT 56

i.    Fee-Related Earnings

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
Fee revenues[1]
Base management fees	$2,509	$1,708
Incentive distributions	306	262
Transaction and advisory fees	25	44
	2,840	2,014
Less: direct costs	(1,296)	(792)
	1,544	1,222
Less: fee-related earnings not attributable to BAM	(116)	(21)
Fee-related earnings	$1,428	$1,201
1.See definition in Glossary of Terms beginning on page 115.
Fee-related earnings increased by $227 million at our share, primarily due to higher base management fees and incentive distributions earned during the year. This was partially offset by increased direct costs and lower transaction and advisory fees.
Base management fees increased by $801 million to $2.5 billion, a 47% increase from 2019. The increase is broken down as follows:
•$700 million, or $432 million at our share, increase in fee revenues from our credit strategy, due to the inclusion of a full year of Oaktree’s management fees, following the acquisition in September 2019;
•$99 million increase in perpetual strategies, as a result of increased market capitalizations at BEP and BIP, capital market transactions across the listed affiliates, and additional capital raised and deployed in our perpetual private fund strategies; and
•$30 million increase in long-term private fund fees, primarily due to additional fees from third-party commitments raised within our latest flagship infrastructure and private equity funds; partially offset by
•$28 million decrease in our public securities fees due to a decrease in fee-bearing capital, predominantly in our mutual fund strategies.
Incentive distributions from BIP, BEP and BPY increased by $44 million to $306 million, a 17% increase from 2019. The growth represents our share as manager of increases in per unit distributions by BIP, BEP and BPY.
Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Excluding Oaktree, direct costs increased $53 million or 8% from the prior year quarter as we continue to build out the franchise to support new strategies, and launch the next round of flagship funds, while enhancing our client service.
The margin on our fee-related earnings, including our share of Oaktree’s fee-related earnings, was 57% in the current year (2019 – 62%). Our fee-related earnings margin, including 100% of Oaktree’s fee-related earnings, was 54% in the current year (2019 – 61%), with the decrease attributable to the inclusion of a year of Oaktree at a lower margin. The Brookfield margin on a standalone basis was 64% for the year, consistent with the prior period.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and when it is highly probable that a significant reversal will not occur. During the year, we realized $348 million of carried interest, net of direct costs (2019 – $396 million). Realizations during the year were mainly attributable to realizations within our credit platform, fourth flagship private equity fund, first real estate flagship fund, multifamily funds and Colombian infrastructure fund.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see section iii) that has accumulated based on fund performance up to the date of the consolidated financial statements.
57 BROOKFIELD ASSET MANAGEMENT

iii.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest1 and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2020			2019
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net	Unrealized Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of year	$4,212	$(1,553)	$2,659	$2,486	$(754)	$1,732
Oaktree acquisition[1]	—	—	—	1,346	(704)	642
	4,212	(1,553)	2,659	3,832	(1,458)	2,374
In-period change
Unrealized in period	1,206	(516)	690	1,001	(294)	707
Foreign currency revaluation	(39)	22	(17)	(21)	2	(19)
	1,167	(494)	673	980	(292)	688
Less: realized	(684)	273	(411)	(600)	197	(403)
	483	(221)	262	380	(95)	285
Accumulated unrealized, end of year	4,695	(1,774)	2,921	4,212	(1,553)	2,659
Oaktree carried interest not attributable to BAM’s shareholders	(671)	351	(320)	(565)	295	(270)
Accumulated unrealized, end of year, net	$4,024	$(1,423)	$2,601	$3,647	$(1,258)	$2,389
1.Represents the amounts, at 100%, assumed on the acquisition of Oaktree.
Unrealized carried interest generated in the current year before foreign exchange and associated costs was $1.2 billion, primarily related to higher valuations within our credit and flagship funds.
Accumulated unrealized carried interest, at our share, totaled $4.0 billion at December 31, 2020. We estimate that approximately $1.4 billion of associated costs will arise on the realization of the amounts accumulated to date, predominantly related to employee long-term incentive plans and taxes. We expect to recognize $2.5 billion of this carry, before costs, within the next three years; however, realization of this carried interest is dependent on future investment performance and the timing of monetizations.

1.See definition in Glossary of Terms beginning on page 115.
2020 ANNUAL REPORT 58

Business Overview
•We own and operate real estate assets primarily through a 62% (57% fully diluted) economic ownership interest in BPY, a 27% interest in a portfolio of operating and development assets in New York and an 18% direct interest in our third flagship real estate fund (“BSREP III”).
•BPY is listed on the Nasdaq and Toronto Stock Exchange and had a market capitalization of $14.6 billion as at December 31, 2020.
•BPY owns real estate assets directly as well as through private funds that we manage.
Operations
Core Office
•We own interests in and operate Class A office assets in gateway markets around the globe, consisting of 139 premier properties totaling 97 million square feet of office space.
•The properties are located primarily in the world’s leading commercial markets such as New York City, London, Los Angeles, Washington, D.C., Toronto, Berlin, Sydney and São Paulo.
•We also develop properties on a selective basis; active development and redevelopment projects consist of six office sites, four multifamily sites and three hotel sites, totaling approximately 7 million square feet.
Core Retail
•We own interests in and operate 121 best-in-class malls and urban retail properties in the U.S., totaling 119 million square feet.
•Our portfolio consists of 100 of the top 500 malls in the U.S.
•Our retail mall portfolio has a redevelopment pipeline that is expected to exceed 3 million square feet in new mall space.
LP Investments
•We own and operate global portfolios of real estate investments through our opportunistic real estate funds, which are targeted to achieve higher returns than our core office and core retail portfolios.
•Our LP investment business strategy is to acquire high quality assets at a discount to replacement cost or intrinsic value, to execute clearly defined strategies for operational improvement and to achieve opportunistic returns through net operating income (“NOI”) growth and realized gains on exit.
•Our LP investments portfolios consist of high-quality assets with operational upside across the multifamily, triple net lease, hospitality, office, retail, mixed-use, logistics, manufactured housing and student housing sectors.
Other Real Estate Investments
We own a direct interest in BSREP III, which is our third flagship real estate fund, a portfolio of operating and development assets in New York and a portfolio of residential and multifamily properties.

59 BROOKFIELD ASSET MANAGEMENT

Outlook and Growth Initiatives
Our real estate group remains focused on increasing the value of our properties through proactive leasing and select redevelopment initiatives, as well as recycling capital from mature properties, primarily core office assets, to fund new higher yielding investments, particularly in our LP investments real estate business. Our $4.4 billion capital backlog gives us the opportunity to deploy additional capital throughout our portfolio for planned capital expansion that should continue to increase earnings for the next several years as these projects are completed. Our development track record reflects on-time and on-budget completions. This includes development projects in progress across our premier office buildings, retail malls and mixed-use complexes located primarily in North America and Europe.
In our core retail operations, we are focused on operating and developing high-quality shopping centers as these destinations continue to provide an attractive physical location for retailers and continue to demonstrate meaningful outperformance, relative to lower tier malls, despite a changing retail landscape.
In our LP investments operations, we will continue to acquire high-quality properties through our global opportunistic private funds as these generally produce higher returns relative to core strategies. These funds have a wide scope in terms of real estate asset classes and geographic reach. We target to earn opportunistic returns in our portfolio. These investments have a defined hold period and typically generate the majority of profits from gains recognized from realization events, including the sale of an asset or portfolio of assets, or exit of the entire investment. Funding for these transactions will continue to include proceeds from asset sales as part of our capital recycling program.
Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Real Estate segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

FOR THE YEARS ENDED DEC. 31 (MILLIONS)		Revenues		FFO			Common Equity
	Ref.	2020	2019	2020	2019		2020	2019
Brookfield Property
Equity units[1]	i	$6,597	$8,196	$413	$699		$15,522	$15,770
Preferred shares		—	11	—	11		16	16
		6,597	8,207	413	710		15,538	15,786
Other real estate investments	ii	2,286	2,268	70	71	-298	3,793	2,995
Realized disposition gains	iii	—	—	393	404		—	—
		$8,883	$10,475	$876	$1,185		$19,331	$18,781
1.Brookfield’s equity units in BPY consist of 451.4 million redemption-exchange units, 118.6 million Class A limited partnership units, 4.8 million special limited partnership units, 0.1 million general partnership units, and 3.0 million BPYU Class A shares, together representing an effective economic interest of 62% of BPY. See “Economic ownership interest” in the Glossary of Terms beginning on page 115.
Revenues from our real estate operations decreased by $1.6 billion as the benefits from acquisitions were more than offset by the decrease in revenue from closures related to the economic shutdown, lower occupancy rates in our hospitality assets, a decrease in parking income and lease expirations in our core office portfolio. We also saw lower occupancy rates, abatements and tenant bankruptcies as a result of the economic slowdown in our core retail business. FFO prior to realized disposition gains decreased by $298 million primarily due to the aforementioned reasons, as well as lower same-store net operating income from certain retail tenants in our core office portfolio, partially offset by lower interest expense during the year and our increased ownership in BPY.

2020 ANNUAL REPORT 60

i.    Brookfield Property
The following table disaggregates BPY’s FFO by business line to facilitate analysis of the year-over-year variances in FFO:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
Core office	$540	$662
Core retail	550	772
LP investments	95	309
Corporate	(370)	(398)
Attributable to unitholders	815	1,345
Non-controlling interests	(344)	(611)
Segment reallocation and other[1]	(58)	(35)
Brookfield’s interest	$413	$699
1.Reflects preferred dividend distributions as well as fee-related earnings, net carried interest and associated asset management expenses not included in FFO reclassified to the Asset Management segment.
BPY’s FFO for the year was $815 million, of which our share was $413 million, compared to $699 million in the prior year.
Core Office
FFO decreased by $122 million to $540 million primarily due to:
•lower same-store net operating income mainly from certain retail tenants in our office portfolio, and lower contributions from recently completed developments which become operational but are not yet stabilized; and
•the absence of a one-time performance fee at Five Manhattan West and income from tax credits at The Eugene earned in the prior year.
Core Retail
FFO decreased by $222 million from the prior year to $550 million as a result of:
•mall closures in the second quarter due to the economic shutdown;
•incremental credit loss reserves, bankruptcy and co-tenant claims, and a reduction in income from temporary tenants and overage revenue; and
•the prior year period benefited from gains associated with the sale of a land parcel and financial assets, as well as incremental lease termination income; partially offset by
•lower interest expense and transaction income on the sale of investments.
LP Investments
BPY’s share of the FFO from its LP investments decreased by $214 million from the prior year due to closures and lower occupancy in our hospitality properties as a result of the economic shutdown, as well as dispositions during the year. These decreases were partially offset by lower interest expense and the favorable impact of foreign currency translation.
Corporate
BPY’s corporate expenses of $370 million, which includes interest expense, management fees and other costs, decreased from the prior year due to lower asset management fees resulting from a lower market capitalization.
ii.    Other Real Estate Investments
FFO was $70 million in the current year, relatively consistent with the prior year.

61 BROOKFIELD ASSET MANAGEMENT

iii.    Realized Disposition Gains
Realized disposition gains of $393 million primarily relate to the sale of investment properties, most notably:
•the sale of a portfolio of assets within our directly held Fairfield investment generating gains of $221 million;
•One London Wall Place in our core office portfolio, contributing $91 million;
•our portfolio of self-storage assets in our LP investments portfolio for gains of $36 million; and
•the sale of two assets within our Brazilian office portfolio, contributing $22 million.
Disposition gains of $404 million in the prior year relate to:
•a directly held residential management service company, contributing $101 million;
•certain core office properties in Australia and North America with gains totaling $67 million; and
•a number of multifamily and other LP investment properties.
Common Equity
Common equity in our Real Estate segment increased to $19.3 billion as at December 31, 2020 compared to $18.8 billion as at December 31, 2019. The benefits from FFO, additional shares purchased in BPY at a discount to book value, and incremental investments into our BSREP III fund were partially offset by distributions and valuation losses.

2020 ANNUAL REPORT 62

Business Overview
•We own and operate renewable power assets primarily through a 51% ownership interest in BEP, which is listed on the New York and Toronto Stock Exchanges and had a market capitalization of $30.5 billion at December 31, 2020.
•BEP owns one of the world’s largest publicly traded renewable power portfolios.
Operations
Hydroelectric
•We own, operate and invest in 219 hydroelectric generating stations on 82 river systems in North America, Brazil and Colombia. Our hydroelectric operations have 7,924 megawatts (“MW”) of installed capacity and annualized long-term average (“LTA”)1 generation of 19,661 gigawatt hours (“GWh”) on a proportionate basis1.
Wind
•Our wind operations include 102 wind facilities globally with 4,690 MW of installed capacity and annualized LTA generation of 7,322 GWh on a proportionate basis.
Solar
•Our solar operations include 82 solar facilities globally with 2,050 MW of installed capacity and 1,941 GWh of annualized LTA generation on a proportionate basis.
Energy Transition
•Our distributed generation operation includes 4,912 facilities with 912 MW of installed capacity and 732 GWh of annualized LTA generation on a proportionate basis.
•Our storage operations have 3,268 MW of installed capacity at our nine facilities and two river systems in North America and Europe.
Energy Contracts
•Based on LTA, we purchase approximately 3,600 GWh of power from BEP each year. We purchase 20% of BEP’s power generated in North America pursuant to a long-term contract at a predetermined price.
•The fixed price that we are required to pay BEP will gradually step down over time resulting in an approximate $20 per megawatt hour (“MWh”) reduction by 2026 until the contract expires in 2046. Refer to Part 5 of this MD&A for additional information.
•We sell the power into the open market and also earn ancillary revenues, such as capacity fees and renewable power credits and premiums. This provides us with increased participation in future increases or decreases in power prices.

1.See definition in Glossary of Terms beginning on page 115.
63 BROOKFIELD ASSET MANAGEMENT

Outlook and Growth Initiatives
Revenues in our Renewable Power segment are 84% contracted over an average contract term of 14 years, on a proportionate basis, with pricing that is inflation linked. By combining this with a stable cost profile, we are able to achieve consistent growth year over year within our existing business. In addition, we consistently identify capital development projects that provide an additional source of same-store growth. Our development pipeline represents approximately 23,000 MW of potential capacity globally, of which 2,789 MW are currently under construction. We expect them to contribute an incremental $61 million to BEP’s FFO when commissioned. We also have a strong track record of expanding our business through accretive acquisitions and will continue to seek out these opportunities.
We believe that the growing global demand for low-carbon energy will lead to continued growth opportunities for us in the future. In 2021, we intend to remain focused on progressing our key priorities, which includes surfacing margin expansion opportunities, progressing our development pipeline and assessing select contracting opportunities across the portfolio. We believe the investment environment for renewable power remains favorable and we expect to continue to advance our pipeline of opportunities.
Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Renewable Power segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2020	2019	2020	2019	2020	2019
Brookfield Renewable[1]	i	$4,151	$4,152	$397	$430	$4,573	$4,810
Energy contracts	ii	(66)	(178)	(126)	(194)	581	510
Realized disposition gains	iii	—	—	773	97	—	—
		$4,085	$3,974	$1,044	$333	$5,154	$5,320
1.Brookfield’s interest in BEP consists of 194.5 million redemption-exchange units, 68.7 million Class A limited partnership units, 4.0 million general partnership units, as well as 59.8 million Class A shares in Brookfield Renewable Corporation (“BEPC”), together representing an economic interest of 51% of BEP.
Compared to the prior year, revenues and FFO excluding realized disposition gains increased by $111 million and $35 million, respectively. This was primarily due to higher contributions from our increased ownership in TERP, contributions from other recent acquisitions, higher realized margins on generation sold within our directly held energy contracts, and benefits from cost saving initiatives. This was partially offset by higher BEP management expenses, lower ownership in BEP, and unfavorable foreign currency impact in Brazil and Colombia.
2020 ANNUAL REPORT 64

i.Brookfield Renewable
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the year-over-year variances in FFO:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
FOR THE YEARS ENDED DEC. 31 (GIGAWATT HOURS AND MILLIONS)	2020	2019	2020	2019	2020	2019
Hydroelectric[2]	18,525	19,921	19,658	19,722	$662	$710
Wind[2]	5,448	4,794	6,355	5,489	237	175
Solar[2]	1,284	773	1,510	782	139	74
Energy transition[2]	795	550	475	196	103	70
Corporate	—	—	—	—	(334)	(268)
Attributable to unitholders	26,052	26,038	27,998	26,189	807	761
Non-controlling interests and other[3]					(386)	(331)
Segment reallocation[4]					(24)	—
Brookfield’s interest					$397	$430
1.Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 115.
2.BEP reclassified its segments during the year. Comparative figures have been restated to conform with the new segment presentation.
3.Includes incentive distributions paid to Brookfield of $65 million (2019 – $48 million) as the general partner of BEP.
4.Segment reallocation refers to disposition gains, net of NCI, included in BEP’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BEP.
BEP’s FFO for 2020 was $807 million, of which our share was $397 million. Generation for the year totaled 26,052 GWh, 7% below the long-term average (“LTA”)1. Generation was largely in line with the prior year as the benefit from recent acquisitions was offset by lower hydrology.

Hydroelectric
The primary contributors to the $48 million decrease in FFO were:
•lower generation in North America; and
•the negative impact of foreign currency translation at our Brazilian and Colombian operations; partially offset by
•a one-time benefit in the fourth quarter of 2020 relating to a regulatory settlement in Brazil; and
•cost savings initiatives across the operations.
Wind
Wind operations’ FFO increased by $62 million to $237 million due to:
•the gain on the sale of wind assets in Ireland;
•additional contributions from the privatization of TERP; and
•cost saving initiatives across the operations.
Solar
FFO from our solar operations was $65 million higher than the prior year mainly as a result of our increased ownership in TERP and recently acquired solar assets in India and Spain.

65 BROOKFIELD ASSET MANAGEMENT

Energy Transition
FFO from our energy transition business increased by $33 million from the prior year due to:
•the contribution from our distributed generation portfolio through our increased ownership in TERP and other recent acquisitions; and
•benefits from cost reduction initiatives; partially offset by
•lower realized capacity prices and ancillary revenue in northeast U.S. and lower generation at our biomass facilities in Brazil.
Corporate
The corporate FFO loss increased by $66 million as a result of an increase in management fees due to higher market capitalization.
ii.Energy Contracts
During the year, we purchased 2,988 GWh (2019 – 4,066 GWh) from BEP at $80 per MWh (2019 – $79 per MWh) and sold the purchased generation at an average selling price of $39 per MWh (2019 – $31 per MWh). As a result we incurred an FFO loss of $126 million compared to a loss of $194 million in the prior year.
iii.Realized Disposition Gains
Disposition gains of $773 million for the year primarily relate to the sale of approximately 15.4 million LP units of BEP, 7 million Class A BEPC shares, and the sale of certain solar and wind assets.
Prior year disposition gains relate to the sale of interests in certain hydro and wind assets, particularly within North America.
Common Equity
Common equity in our Renewable Power segment decreased to $5.2 billion as at December 31, 2020 from $5.3 billion as at December 31, 2019. Contributions from FFO, revaluation gains, and the dilution gain on the issuance of BEPC shares as part of the TERP privatization, as well as gains from the secondary offering of BEP units and BEPC shares in the year, were more than offset by the foreign exchange impact on invested capital denominated in foreign currencies, depreciation, and distributions paid to investors. Our critical estimates and assumptions underlying the valuation of PP&E have not changed materially as a result of the global economic shutdown. Refer to Part 5 for further discussions.

2020 ANNUAL REPORT 66

Business Overview
•We own and operate infrastructure assets primarily through our 28% economic ownership interest in BIP, which is listed on the New York and Toronto Stock Exchanges and had a market capitalization of $24.0 billion at December 31, 2020.
•BIP is one of the largest globally diversified owners and operators of infrastructure in the world.
•We also have direct investments in sustainable resource operations.
Principal Operations
Utilities
•Our regulated transmission business includes ~4,200 km of natural gas pipelines in North America, South America and India, and ~5,300 km of transmission lines in Brazil, of which ~2,000 km are operational.
•Our commercial and residential distribution business provides residential energy infrastructure services to ~1.9 million customers annually in the U.S. and Canada and ~330,000 contract sub-metering services within Canada. We own and operate ~6.9 million connections, predominantly electricity and natural gas in the U.K and Colombia, and ~1.5 million acquired smart meters in the U.K.
•These businesses typically generate long-term returns on a regulated or contractual asset base which increase with capital we invest to upgrade and/or expand our systems.
Transport
•We operate ~22,000 km of railroad track in North America and Europe, ~5,500 km of railroad track in Western Australia and ~4,800 km of railroad track in South America.
•Our toll road operations include ~3,800 km of motorways in Brazil, Chile, Peru and India.
•Our diversified terminals operations include 13 terminals in North America, the U.K., and Australia, and we provide ~25 million tonnes per annum in our LNG export terminal in the U.S. and ~85 million tonnes per annum export facility in Australia.
•These operations are comprised of networks that provide transportation for freight, commodities and passengers. This includes businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our diversified terminals.
Midstream
•We own and operate ~15,000 km of transmission pipelines, primarily in the U.S., and ~600 billion cubic feet of natural gas storage in the U.S. and Canada. There are 16 natural gas processing plants with ~2.9 Bcf per day of total processing capacity and ~3,400 km of gas gathering pipelines in Canada.
•These operations are comprised of businesses, typically unregulated or subject to price ceilings, that provide transmission and storage services, with profitability based on the volume and price achieved for the provision of these services.
Data
•We own and operate ~137,000 operational telecom towers in India, ~7,000 towers and active rooftop sites in France and ~10,000 km of fiber located in France and Brazil. In addition, we own ~1,600 cell sites and 11,500 km of fiber optic cable in New Zealand as well as ~2,100 active telecom towers and 70 distributed antenna systems primarily located in the U.K.
•In our data storage business, we manage 54 data centers with ~1.6 million square feet of raised floors and 198 MW of critical load capacity.
•These businesses provide critical infrastructure and essential services to media broadcasting and telecom sectors and are secured by long-term inflation-linked contracts.
67 BROOKFIELD ASSET MANAGEMENT

Outlook and Growth Initiatives
Our infrastructure business owns and operates assets that are critical to the global economy. Our expertise in managing and developing such assets make us ideal partners for the stakeholders. Our goal is to continue demonstrating our stewardship of critical infrastructure which should enable us to participate in future opportunities to acquire high-quality infrastructure businesses.
Approximately 95% of the FFO in our Infrastructure segment is supported by regulated or long-term contracts with pricing that is inflation-linked. Approximately 75% of FFO should capture the inflationary tariff increases, and approximately 35% of FFO should benefit from GDP growth by capturing increased volumes. As a result, we are able to achieve consistent growth year to year within our existing business. In addition, we have been consistently able to identify capital development projects that enable us to provide an additional source of growth. At the end of 2020, total capital to be commissioned in the next two to three years is ~$2.4 billion. Our backlog, coupled with inflation indexation and higher volumes from our GDP sensitive businesses, should result in another year of same-store growth at the high end of our 6 to 9% target range. Furthermore, we are continuing to target to deploy over $2 billion in 2021 in new investments. The contribution from new investments is expected to be enhanced by our capital recycling program which is on track to deliver over $2 billion of proceeds, a record for us in a given year.

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Infrastructure segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2020	2019	2020	2019	2020	2019
Brookfield Infrastructure[1]	i	$9,068	$6,805	$358	$354	$1,920	$2,141
Sustainable resources and other	ii	233	288	10	22	632	651
Realized disposition gains	iii	—	—	201	88	—	—
		$9,301	$7,093	$569	$464	$2,552	$2,792
1.Brookfield’s interest consists of 122.0 million redemption-exchange units, 0.2 million limited partnership units, 1.6 million general partnership units of BIP LP, as well as 8.7 million Class A shares in Brookfield Infrastructure Corporation (“BIPC”), together representing an economic interest of approximately 28% of BIP.
Revenue generated by our Infrastructure segment increased by $2.2 billion compared to the prior year, primarily due to the contributions from recently acquired businesses in transport, midstream and data operations, as well as organic growth initiatives in our utilities operation. These positive contributions were partially offset by the impact of foreign exchange.
FFO excluding realized disposition gains decreased by $8 million, as the positive contributions from newly acquired businesses at BIP were more than offset by lower contributions from our sustainable resources business.
2020 ANNUAL REPORT 68

i.Brookfield Infrastructure
The following table disaggregates BIP’s FFO excluding realized gains by business line to facilitate analysis of the year-over-year variances:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
Utilities[1]	$659	$672
Transport[1]	590	603
Midstream[1]	289	244
Data	196	136
Corporate	(280)	(271)
Attributable to unitholders	1,454	1,384
Non-controlling interests and other[2]	(1,083)	(1,024)
Segment reallocation[3]	(13)	(6)
Brookfield’s interest	$358	$354
1.BIP reclassified its segments during the year. Comparative figures have been restated to conform with the new segment presentation.
2.Includes incentive distributions paid to Brookfield of $183 million (2019 – $158 million) as the general partner of BIP.
3.Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify. This allows us to present FFO attributable to unitholders on the same basis as BIP.
BIP’s FFO for 2020 was $1.5 billion, of which our share was $358 million compared to $354 million in the prior year. Key variances for our businesses are described below.
Utilities
FFO of $659 million was $13 million lower than the prior year. The decrease was primarily due to:
•delay in the recognition of connections revenue at our U.K. regulated distribution business; and
•the sale of our Australian district energy business and Colombian distribution utility; partially offset by
•benefits of inflation-indexation, as well as capital deployed and the impact of acquisitions during the year.
Transport
FFO in our transport segment of $590 million was $13 million lower than the prior year. The decrease is primarily due to:
•lower volumes at our toll road businesses due to the impact from the economic shutdown; and
•the partial sale of Chilean toll road operations; partially offset by
•higher volumes across our rail networks in Australia and Brazil, as well as contributions from recently acquired businesses.
Midstream
FFO from our midstream operations of $289 million was $45 million higher than the prior year due to:
•strong transportation volumes and improved storage spreads across our portfolio; and
•the commissioning of two growth projects in the fourth quarter at our North American natural gas pipeline.
Data
FFO from our data operations of $196 million was $60 million higher than the prior year due to:
•inflation-indexation and new points-of-presence added at our French telecom business; and
•the acquisition of our Indian telecom tower operation, as well as increased contributions from our data distribution businesses in New Zealand and in the U.K.

69 BROOKFIELD ASSET MANAGEMENT

Corporate
The Corporate FFO loss of $280 million increased by $9 million from the prior year as a result of higher base management fee expenses from an increase in market capitalization, partially offset by higher investment income.
ii.Sustainable Resources and Other
FFO at our agriculture operations decreased from prior year due to the depreciation of the Brazilian real and the sale of Acadian, resulting in a decrease of $12 million.
iii.Realized Disposition Gains
In the current year, disposition gains of $201 million primarily relate to the gain recognized on the secondary offering of BIPC shares and the sale of our North American electricity transmission operation located in Texas.
The prior year disposition gain of $88 million relates to the sale of Acadian and our partial interest in a Chilean toll business. This gain was partially offset by a loss on the sale of a European port business.
Common Equity
Common equity in our Infrastructure segment was $2.6 billion as at December 31, 2020 (December 31, 2019 – $2.8 billion). The contributions from earnings and revaluation surplus were more than offset by the depreciation of foreign currencies against the U.S. dollar, losses on financial instruments and distributions to unitholders.

This equity is primarily our investment in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered intangible assets under IFRS and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power segments, where a larger portion of the balance sheet is subject to revaluations. Our critical estimates and assumptions underlying the valuation of PP&E, as well as intangibles assets have not changed materially as a result of the global economic shutdown. Refer to Part 5 for discussions.

2020 ANNUAL REPORT 70

Business Overview
•We own and operate private equity assets primarily through our 64% interest in BBU. BBU is listed on the New York and Toronto Stock Exchanges and had a market capitalization of $5.6 billion at December 31, 2020.
•BBU focuses on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.
•We also own certain businesses directly, including a 42% interest in Norbord as at December 31, 2020. Norbord was acquired by West Fraser Timber Co. Ltd. (“West Fraser”) on February 1, 2021. As part of the transaction, the company’s investment in Norbord was converted into a 19% interest in West Fraser’s outstanding common shares.
Operations
Business Services
•Genworth, now operating as Sagen, is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders.
•We own a leading private hospital provider in Australia that provides doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables.
•We provide contracting services with a focus on high-quality construction of large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts, whereby we take responsibility for design, program, procurement and construction at a defined price. We also provide services to residential real estate brokers through franchise arrangements under a number of brands in Canada.
•Investments also include a road fuel distribution and marketing business with significant import and storage infrastructure, an extensive distribution network, and long-term diversified customer relationships.
•Our Indian financing company, IndoStar, is a leading non-bank financial company focused on commercial vehicle lending.
•Our Brazilian fleet management business is one of the leading providers in the country of heavy equipment and light vehicle leasing with value-added services.
•Other operations in our business services include entertainment facilities in the Greater Toronto Area and other financial advisory, logistics and wireless broadband services.
Infrastructure Services
•We are the leading supplier of infrastructure services to the power generation industry, through our investment in Westinghouse, and we generate a significant majority of earnings from regularly recurring refueling and maintenance services, primarily under long-term contracts. Westinghouse is the original equipment manufacturer or technology provider for approximately 50% of global commercial nuclear power plants and services approximately two thirds of the world’s operating fleet.
•We also provide services to the offshore oil production industry, through our investment in Altera, operating in the North Sea, Canada and Brazil. Altera provides marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry.
•We provide scaffolding and related services to the industrial and commercial markets, through our investment in BrandSafway, servicing over 30,000 customers in 30 countries worldwide. BrandSafway’s scale and reputation as a leader in engineering innovation and productivity are competitive advantages in a fragmented industry.
Industrials
•Our industrials portfolio is comprised of capital-intensive businesses with significant barriers to entry that require technical operating expertise.
71 BROOKFIELD ASSET MANAGEMENT

•We own Clarios, which is a global market leader in manufacturing automotive batteries. Clarios batteries power both internal combustion engine and electric vehicles. Clarios manufactures and distributes over 150 million batteries per year.
•We own the largest private water company in Brazil that provides water and wastewater services, including collection, treatment and distribution, to a broad range of residential, industrial, commercial and government customers through long-term concessions, public-private partnerships, and take-or-pay contracts.
•We own and operate a leading manufacturer of a broad range of high-quality graphite electrodes, GrafTech, and a manufacturer of returnable plastics packaging.
•We also own and operate a natural gas exploration and production business, and a contract drilling and well servicing business in western Canada.
Outlook and Growth Initiatives
Our private equity business utilizes our expertise in evaluating investment opportunities and applying an operational approach to create value within the businesses we acquire. Our private equity investments are well diversified across industries and geographies, and we expect the business to continue to expand its operations and move forward with a number of recently announced initiatives.
In October 2020, within our business services segment, we entered into an agreement to acquire the 43% publicly held shares of Sagen. Privatizing the company will provide us additional opportunities to optimize the capital structure and enhance the long-term cash generation potential of the business. Subsequent to year end, together with institutional partners, we completed the acquisition of Everise, a process outsourcing company which specializes in managing complex customer interactions for large global healthcare and technology clients. We believe this business has significant opportunities to grow and expand, particularly in the high growth healthcare and technology sectors.
Within our infrastructure services segment, our BrandSafway investment is well positioned to capitalize on market consolidation opportunities which we believe will accelerate as a result of the current economic environment. In December 2020, BrandSafway acquired Big City Access, becoming Texas’ largest premier commercial work access provider. Within our Westinghouse investment, demand remained consistent throughout the year and we continue to advance initiatives to build value within the business.
Within our industrials segment, we continue to enhance the operations at Clarios which has now recovered from a decline in sales volume in the first half of the year due to the economic shutdown. We continue to meaningfully advance business improvement plans at Clarios focused on optimizing its U.S. manufacturing operations. We remain focused on capital recycling initiatives and have further reduced our ownership in GrafTech during 2020 and early 2021, to crystalize strong returns for our investors. The market downturn in early 2020 created an opportunity for us, alongside institutional partners, to invest in the equity of high-quality businesses. With the recovery in public markets during the second half of the year, the market value of these securities has increased significantly, and we have begun to monetize our positions which we expect to generate strong returns for our investors.
Geographically, we continue to be committed to taking a long-term view on the regions where Brookfield has an established presence and to invest further during periods of market weakness.
2020 ANNUAL REPORT 72

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Private Equity segment. We have provided additional detail, where referenced, to explain significant movements from the prior year.

FOR THE YEARS ENDED DEC. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2020	2019	2020	2019	2020	2019
Brookfield Business Partners[1]	i	$37,710	$43,420	$498	$494	$2,175	$2,389
Other investments	ii	65	158	323	57	1,790	1,697
Realized disposition gains	iii	—	—	114	293	—	—
		$37,775	$43,578	$935	$844	$3,965	$4,086
1.Brookfield’s interest in BBU consists of 69.7 million redemption-exchange units, 24.8 million limited partnership units and eight general partnership units together representing an economic interest of 64% of BBU.
Revenues generated from our private equity operations decreased by $5.8 billion primarily due to lower volumes at Greenergy, reduced contribution from Multiplex due to lower activity in the U.K, and the absence of contributions from the dispositions of BGIS and BRGS in the prior year period. This was partially offset by a full year of contributions from the acquisitions of Clarios and Healthscope in the second quarter of 2019, and Sagen in the fourth quarter of 2019.
FFO, prior to disposition gains, increased $270 million to $821 million primarily due to an increase in OSB pricing at Norbord, as well as contributions from the aforementioned acquisitions, and increased ownership in Altera. Disposition gains were $179 million lower in the current year. Current year gains primarily included the sale of Nova Cold, the pathology business at Healthscope, a partial interest in GrafTech, and a number of public securities.
i.Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the year-over-year variances in FFO:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
Business services	$229	$432
Infrastructure services	364	314
Industrials	336	393
Corporate	(59)	(37)
Attributable to unitholders	870	1,102
Non-controlling interests	(320)	(379)
Segment reallocation and other[1]	(52)	(229)
Brookfield’s interest	$498	$494
1.Segment reallocation and other refers to disposition gains, net of NCI, included in BBU’s FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.
BBU generated $870 million of FFO compared to $1.1 billion in the prior year, including realized gains. Excluding these gains, our share was $498 million, consistent with $494 million in the prior year.

Business Services
Business services’ FFO decreased by $203 million to $229 million primarily due to the absence of realized gains on the sales of BGIS and BGRS in the second quarter of 2019, partially offset by disposition gains on Nova Cold in the first quarter of 2020 and Healthscope’s pathology business in the fourth quarter of 2020. Excluding gains on assets sold that we reclassify to realized disposition gains, FFO increased primarily due to:
•a full year of contributions from Healthscope and Sagen, which were acquired in the second and fourth quarter of 2019, respectively; and
•contributions from IndoStar, which was acquired in the third quarter of 2020; partially offset by
•lower volumes at Greenergy and decreased project activity at Multiplex.
73 BROOKFIELD ASSET MANAGEMENT

Infrastructure Services
Within our infrastructure services operations, we generated $364 million of FFO, compared to $314 million in the prior year. The increase was primarily due to:
•increased contributions from Altera following the privatization of the business, in which we increased our ownership from 31% to 43%;
•contributions from the acquisition of BrandSafway in the first quarter of 2020; and
•higher contributions from Westinghouse due to new plant projects, strong performance in the core plant servicing operations and ongoing cost saving initiatives.
Industrials
FFO from our industrials portfolio decreased by $57 million to $336 million due to the realized gain on the sale of NAP benefiting the fourth quarter of 2019. Excluding realized gains, FFO increased primarily due to:
•higher sales volume from Clarios; partially offset by
•lower sales volume and prices charged at GrafTech and a decreased ownership in the business.
Corporate
The Corporate FFO deficit increased by $22 million due to higher interest expenses, partially offset by an increase to current income tax recoveries.
ii.Other Investments
FFO from other investments increased by $266 million to $323 million as a result of higher earnings at Norbord due to higher realized OSB pricing.
iii.Realized Disposition Gains
Realized disposition gains were $114 million in the year, compared to $293 million in the prior year. During the current year, we completed the sale of Nova Cold, the pathology business at Healthscope, a partial interest in GrafTech, and a number of public securities.
In the prior year, we recognized disposition gains related to the sale of BGRS, BGIS, several industrial assets at our wastewater and industrial water treatment business in Brazil, our controlling interest in palladium mining operations, and a partial interest in GrafTech.
Common Equity
Common equity in our Private Equity segment was $4.0 billion as at December 31, 2020 (December 31, 2019 – $4.1 billion). The decrease is primarily attributable to foreign currency translation, distributions to unit holders and depreciation expense. These decreases were partially offset by contributions from operating performance. The assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.
2020 ANNUAL REPORT 74

Business Overview
•Our residential development business operates predominantly in North America and Brazil.
•Our North American business is conducted through Brookfield Residential Properties Inc., is active in 12 principal markets in Canada and the U.S. and controls approximately 85,000 lots.
•Our Brazilian business includes construction, sales and marketing of a broad range of residential and commercial office units, with a primary focus on middle income residential units in Brazil’s largest markets of São Paulo and Rio de Janeiro.
Outlook and Growth Initiatives
At our North American residential business, we are actively working on closing our residential housing backlog of $1 billion, while growing our mixed-use development business and evaluating other built forms to keep us in step with the changing preferences and requirements of our consumer base.
Residential real estate development in Brazil remains challenging following years of industry overdevelopment. However, recently implemented regulatory changes are expected to positively impact the industry going forward. We remain focused on developing high margin projects in select key markets and excelling in all operational areas.
Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to the two principal operating regions of our wholly-owned residential development businesses:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Revenues		FFO		Common Equity
	2020	2019	2020	2019	2020	2019
North America	$1,904	$1,987	$76	$146	$2,119	$2,083
Brazil and other	339	469	(10)	(21)	611	776
	$2,243	$2,456	$66	$125	$2,730	$2,859
North America
FFO from our North American business decreased by $70 million to $76 million. The decrease is largely driven by fewer land closings and lower gross margin due to the geographic mix of the land sold. These impacts were partially offset by cost savings measures and reductions in sales commission, in line with the reduced quantity of home and land closings.
Residential housing sales activity were significantly stronger in the second half of the year compared to the prior period, and we expect to recognize this benefit through income in 2021 as we complete construction.
As at December 31, 2020, we had 80 active housing communities (2019 – 93) and 22 active land communities (2019 – 28).
Brazil and Other
Our FFO loss at our Brazilian and other operations decreased compared to the prior year. The improvement in FFO is largely driven by the sale of recently constructed projects at higher margins and a deferred income tax recovery at our Australian residential business.
Our Brazilian operations began 2020 with 23 projects under construction and as of December 31, 2020, we have 24 projects under construction, all of which relates to projects launched over the past few years with relatively higher margins than our legacy projects.
Common Equity
Common equity was $2.7 billion as at December 31, 2020 (December 31, 2019 – $2.9 billion) and consists largely of residential development inventory which is carried at historical cost, or the lower of cost and market, notwithstanding the length of time that we may have held these assets and created value through the development process. The decrease in common equity is primarily attributable to weakening of the Brazilian real in comparison to the U.S. dollar.
75 BROOKFIELD ASSET MANAGEMENT

Business Overview
•Our corporate activities provide support to the overall business, including both our asset management franchise and our invested capital. These activities include the development, and seeding, of new fund strategies, supporting the growth in our listed affiliates, and providing liquidity to the organization, when needed. In addition, we will make direct investments on an opportunistic basis.
•We also hold cash and financial assets as part of our liquidity management operations and enter into financial contracts to manage residual foreign exchange and other risks, as appropriate.
Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Revenues		FFO		Common Equity
	2020	2019	2020	2019	2020	2019
Corporate cash and financial assets, net	$422	$112	$377	$123	$4,456	$2,181
Corporate borrowings	—	—	(388)	(348)	(9,077)	(7,083)
Preferred equity[1,2]	—	—	—	—	(4,375)	(4,145)
Other corporate investments	449	347	5	1	1,268	680
Corporate costs and taxes/net working capital	—	—	(151)	(135)	742	470
Realized disposition gains	—	—	71	—	—	—
	$871	$459	$(86)	$(359)	$(6,986)	$(7,897)
1.FFO excludes preferred share distributions of $142 million (2019 – $152 million).
2.Includes $230 million of perpetual subordinated notes issued in November 2020 by a wholly owned subsidiary of Brookfield, included within non-controlling interest.
Our portfolio of corporate cash and financial assets is generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. As at December 31, 2020, our portfolio of corporate cash and financial assets includes $3.2 billion of cash and cash equivalents (2019 – $789 million). The increase is a result of four issuances of corporate debt, totaling $2.3 billion in the current year, our $230 million issuance of subordinated preferred shares, as well as proceeds received from the partial sale of BIPC shares, BEP units and BEPC shares in the year. This was partially offset by the early redemption of $251 million (C$350 million) of corporate debt in the first quarter, dividends paid to shareholders, funding of capital calls in our BSREP III fund and the repurchase of 8.9 million Class A shares on a post-split basis.
Our corporate cash and financial assets generated FFO of $377 million compared to $123 million in the prior year, primarily due to higher mark-to-market gains on our financial assets in the current year.
Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $388 million FFO expense reported through corporate borrowings reflects the interest expense on those borrowings. The increase from the prior year quarter was primarily as a result of the aforementioned net increase in our borrowings, partially offset by the foreign exchange impact of our Canadian dollar interest expense as a result of a decrease in the average exchange rate compared to the prior year.
Preferred equity increased by $230 million due to the aforementioned issuance of subordinated preferred shares. Preferred shares do not revalue under IFRS.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
2020 ANNUAL REPORT 76

Other corporate investments include warehoused investments on behalf of our insurance and pension businesses, as well as the non-asset management related investment in Oaktree which was acquired in the third quarter of 2019. FFO pertains to margins on pension assets acquired, returns on Oaktree’s balance sheet investments and a full year contribution of non-asset management income at Oaktree.
Net working capital was in an asset position of $742 million as at December 31, 2020, an increase from the prior year balance of $470 million. Included within this balance are net deferred income tax assets of $1.7 billion (2019 – $2.2 billion). The FFO loss of $151 million includes corporate costs and cash taxes which increased primarily as a result of higher professional fees and compensation expense and the absence of the release of a previously recorded tax reserve compared to the prior year.
Disposition gains of $71 million were the result of a partial sale of an investment previously recognized through other comprehensive income.
77 BROOKFIELD ASSET MANAGEMENT

PART 4 – CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization – reflects the amount of debt that is recourse to the Corporation and held in the Corporate segment as well as our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and, from time to time, draws on revolving credit facilities. At December 31, 2020, our corporate capitalization was $50.5 billion (December 31, 2019 – $47.1 billion) with a debt to capitalization of 18% (December 31, 2019 – 15%).
Consolidated Capitalization1 – reflects the full capitalization of wholly owned, partially-owned, and managed entities that we consolidate in our financial statements. At December 31, 2020, consolidated capitalization increased compared to the prior year largely due to acquisitions, which resulted in additional associated borrowings, working capital balances and non-controlling interests. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet not withstanding that virtually none of this debt has any recourse to the Corporation.
The following table presents our capitalization on a corporate and consolidated basis:

AS AT DEC. 31 (MILLIONS)		Corporate		Consolidated
	Ref.	2020	2019	2020	2019
Corporate borrowings	i	$9,077	$7,083	$9,077	$7,083
Non-recourse borrowings
Subsidiary borrowings	i	—	—	10,768	8,423
Property-specific borrowings	i	—	—	128,556	127,869
		9,077	7,083	148,401	143,375
Accounts payable and other		4,963	4,708	50,682	43,077
Deferred income tax liabilities		432	279	15,913	14,849
Subsidiary equity obligations		—	—	3,699	4,132
Liabilities associated with assets classified as held for sale		—	—	2,359	1,690
Equity
Non-controlling interests	i	230	—	86,804	81,833
Preferred equity	ii	4,145	4,145	4,145	4,145
Common equity	iii	31,693	30,868	31,693	30,868
		36,068	35,013	122,642	116,846
Total capitalization		$50,540	$47,083	$343,696	$323,969

Debt to capitalization	18%	15%	43%	44%
i.    Borrowings
Corporate Borrowings

AS AT DEC. 31 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2020	2019	2020	2019	2020	2019
Term debt	4.4%	4.6%	14	10	$9,147	$7,128
Revolving facilities	—%	—%	4	4	—	—
Deferred financing costs	n/a	n/a	n/a	n/a	(70)	(45)
Total					$9,077	$7,083
As at December 31, 2020, corporate borrowings included term debt of $9.1 billion (December 31, 2019 – $7.1 billion) which had an average term to maturity of 14 years (December 31, 2019 – 10 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from March 2023 until 2080. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
1.See definition in Glossary of Terms beginning on page 115.
2020 ANNUAL REPORT 78

The increase in term debt compared to the prior year is due to the issuance of $600 million of 3.45% notes with a 2050 maturity, the issuance of $750 million of 4.35% notes with a 2030 maturity, the issuance of $500 million of 3.50% notes with a 2051 maturity and the issuance of $400 million of 4.625% subordinated notes with a 2080 maturity, partially offset by the early repayment of $251 million (C$350 million) of 5.30% notes due on March 1, 2021, as well as $20 million of foreign currency appreciation.
We had no commercial paper or bank borrowings outstanding at December 31, 2020 (December 31, 2019 – $nil). Our commercial paper program is supplemented by our $2.6 billion revolving term credit facilities with maturities ranging from 2022 to 2024. As at December 31, 2020, $64 million of the facilities were utilized for letters of credit (December 31, 2019 – $66 million).
Subsidiary Borrowings
We endeavor to capitalize our principal subsidiaries to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation.

AS AT DEC. 31 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2020	2019	2020	2019	2020	2019
Real estate	3.1%	3.9%	3	4	$3,378	$2,024
Renewable power	3.9%	4.0%	13	9	2,132	2,098
Infrastructure	2.7%	3.4%	6	6	3,158	2,470
Private equity	2.4%	—%	3	—	310	—
Residential development	5.5%	6.2%	6	5	1,790	1,831
Total	3.5%	4.2%	7	6	$10,768	$8,423
Subsidiary borrowings include listed affiliates’ recourse term debt and credit facility draws. It has no recourse to the Corporation.
Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the listed affiliates.

AS AT DEC. 31 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2020	2019	2020	2019	2020	2019
Real estate	3.8%	4.4%	4	4	$67,073	$67,909
Renewable power	4.3%	5.0%	10	9	16,353	15,787
Infrastructure	4.3%	4.7%	8	7	21,309	20,776
Private equity and other	5.2%	5.4%	5	6	23,333	23,105
Residential development	5.1%	5.4%	3	3	488	292
Total	4.2%	4.7%	6	6	$128,556	$127,869
Property-specific borrowings have increased by $687 million since December 31, 2019. The increase in borrowings is largely attributable to acquisitions in our infrastructure and private equity operations, partially offset by the deconsolidation of a hospitality investment as well as the transfer of assets from our self-storage portfolio to assets held for sale.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to fix the interest rate and reduce our floating rate exposure.
As at December 31, 2020, approximately 73% of consolidated debt outstanding, reflecting swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
79 BROOKFIELD ASSET MANAGEMENT

The following table presents the fixed and floating rates of interest expense:

AS AT DEC. 31 (MILLIONS)	Fixed Rate				Floating Rate
	2020		2019		2020		2019
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.4%	$9,077	4.6%	$7,083	—%	$—	—%	$—
Subsidiary borrowings	4.3%	7,683	4.6%	6,152	1.7%	3,085	3.4%	2,271
Property-specific borrowings	5.2%	54,699	5.2%	49,614	3.4%	73,857	4.4%	78,255
Total	5.0%	$71,459	5.0%	$62,849	3.4%	$76,942	4.4%	$80,526
Non-controlling interests
In November 2020, we issued $230 million of perpetual subordinated notes issued by a wholly owned subsidiary of Brookfield, included within non-controlling interest. The notes have a coupon of 4.50% and the net proceeds from the sale of the notes will be used to finance and/or refinance recently completed and future eligible climate and environmental projects.
ii.    Preferred Equity
Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT DEC. 31 (MILLIONS)	Term	Average Rate
		2020	2019	2020	2019
Fixed rate-reset	Perpetual	4.1%	4.3%	$2,875	$2,875
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	1.8%	2.9%	531	531
Total		3.9%	4.2%	$4,145	$4,145
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the prevailing Canadian five-year government bond yield. The average reset spread as at December 31, 2020 was 284 basis points.
iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A shares during the years are as follows:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020[1]	2019[1]
Outstanding at beginning of year	1,509.3	1,432.7
Issued (repurchased)
Issuances	—	79.2
Repurchases	(8.9)	(10.8)
Long-term share ownership plans[2]	10.1	8.0
Dividend reinvestment plan and others	0.2	0.2
Outstanding at end of year	1,510.7	1,509.3
Unexercised options and other share-based plans[2]	63.0	70.0
Total diluted shares at end of year	1,573.7	1,579.3
1.Adjusted to reflect the three-for-two-stock split effective April 1, 2020.
2.Includes management share option plan and restricted stock plan.
The company holds 64.2 million Class A shares (2019 – 63.5 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 14.6 million (2019 – 18.3 million) shares issuable in respect of these plans based on the market value of the Class A shares at December 31, 2020 and December 31, 2019, resulting in a net reduction of 49.6 million (2019 – 45.2 million) diluted shares outstanding.
2020 ANNUAL REPORT 80

During 2020, 6.4 million options were exercised, of which 2.6 million and 0.6 million were issued on a net-settled and gross basis, respectively, resulting in the cancellation of 3.2 million vested options.
The cash value of unexercised options was $1.2 billion as at December 31, 2020 (2019 – $1.2 billion) based on the proceeds that would be paid on exercise of the options.
On April 1, 2020, the company completed a three-for-two stock split by way of a stock dividend of one-half of a Class A share for each Class A and Class B share outstanding, resulting in the issuance of 524 million Class A shares.
As of March 22, 2021, the Corporation had outstanding 1,510,383,395 Class A shares and 85,120 Class B shares. Refer to Note 21 of the consolidated financial statements for additional information on equity.
LIQUIDITY
Corporate Liquidity
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity, consist of:
•cash and financial assets, net of other associated liabilities; and
•undrawn committed credit facilities.
We further assess overall liquidity inclusive of our principal subsidiaries BPY, BEP, BIP, BBU and Oaktree because of their role in funding acquisitions both directly and through our managed funds. Overall core liquidity at year end was $16.0 billion, or inclusive of investor commitments to our private funds, was $76.6 billion at the end of the year, as we continue to pursue a number of attractive investment opportunities. In addition to these balances, we hold approximately $1.5 billion of publicly traded investments within our managed investments that can be readily sold in the public market.
Capital Requirements
Corporate
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement is our debt maturities. There are no corporate debt maturities until March 2023 when $471 million (C$600 million) is due. Periodically, we will also participate in our listed affiliates equity offerings and seed new investment strategies.
On January 31, 2019, the Corporation committed $2.75 billion to our third flagship real estate fund. As of December 31, 2020, the Corporation has funded $1.3 billion of the total commitment.
On August 3, 2020, the Corporation committed $750 million to our latest distressed debt fund. As of December 31, 2020, the Corporation has funded $38 million of the total commitment.
Listed Affiliates
At the listed affiliate level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or listed affiliates that we manage. We endeavor to structure these entities so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our listed affiliates. In the case of our real estate, infrastructure and private equity funds, these commitments are expected to be funded by BPY, BEP, BIP and BBU. In the case of listed affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
Asset Level
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure program are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.

81 BROOKFIELD ASSET MANAGEMENT

Core and Total Liquidity
The following table presents core liquidity of the Corporation and operating segments:

AS AT DEC. 31 (MILLIONS)	Corporate[1]	Real Estate[1]	Renewable Power	Infrastructure	Private Equity[1]	Oaktree	Total 2020	Total 2019
Cash and financial assets, net	$4,456	$36	$474	$464	$552	$841	$6,823	$3,575
Undrawn committed credit facilities	2,526	1,792	1,525	1,236	1,465	650	9,194	9,808
Core liquidity[2]	6,982	1,828	1,999	1,700	2,017	1,491	16,017	13,383
Uncalled private fund commitments	—	11,270	4,748	11,528	6,171	26,877	60,594	50,735
Total liquidity[2]	$6,982	$13,098	$6,747	$13,228	$8,188	$28,368	$76,611	$64,118
1.We secured an incremental $1 billion two-year credit facility in April 2020 to support growth initiatives; BPY and BBU can each draw up to $500 million or the Corporation can draw up to $1 billion. Undrawn commitments of $500 million are reported within each of our Real Estate and Private Equity segments, respectively.
2.See definition in Glossary of Terms beginning on page 115.
As at December 31, 2020, the Corporation’s core liquidity was $7.0 billion, consisting of $4.5 billion in cash and financial assets, net of other liabilities and $2.5 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support the growth of our business which includes supporting the activities of our listed affiliates and private funds, as well as seeding new investment products.
The Corporation also has the ability to raise additional liquidity through the issuance of securities and the partial sale of holdings of our listed affiliates and other holdings including those listed on page 83. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements from core liquidity and recurring free cash flow.
The Corporation generates significant cash available for distribution and/or reinvestment1. Our primary sources of recurring cash flows include:
•fee-related earnings from our asset management activities and proceeds in the form of realized carried interest from asset sales within private funds;
•distributions from invested capital, in particular our listed affiliates; and
•other invested capital earnings: comprised of our wholly owned investments offset by corporate interest expense, corporate costs and taxes and dividends paid on preferred shares.
During 2020, we generated $3.1 billion of cash available for distribution and/or reinvestment, inclusive of:
• $1.2 billion of fee-related earnings and $244 million of realized carried interest, net, excluding Oaktree;
• $259 million of distributable earnings from our investment in Oaktree; and
• $1.9 billion of distributions from our listed affiliates, other investments, and corporate cash and financial assets; partially offset by
•other invested capital earnings, including corporate costs and interest expense, and preferred share dividends paid, net of equity-based compensation costs, which resulted in expenses of $571 million.
The Corporation paid $726 million in cash dividends on its common equity during the year ended December 31, 2020 (2019 – $620 million).

1.See definition in Glossary of Terms beginning on page 115.
2020 ANNUAL REPORT 82

Earnings and distributions received by the Corporation are available for distribution and/or reinvestment and are as follows:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
1) Asset management FFO
Fee revenues	$1,943	$1,817
Direct costs	(701)	(648)
Fee-related earnings[1]	1,242	1,169
Realized carried interest, net[1]	244	386
	1,486	1,555

Our share of Oaktree’s distributable earnings	259	42

2) Distributions from investments
Listed affiliates	1,390	1,359
Corporate cash and financial assets	448	123
Other investments	91	107
	1,929	1,589
3) Other invested capital earnings
Corporate borrowings	(388)	(348)
Corporate costs and taxes	(151)	(135)
Other wholly owned investments	16	(36)
	(523)	(519)
Preferred share dividends	(142)	(152)
Add back: equity-based compensation costs	94	87
Cash available for distribution and/or reinvestment	$3,103	$2,602
1.Excludes $186 million and $104 million of fee-related earnings and realized carried interest, net from Oaktree, respectively (2019 – $32 million and $10 million).
The following table shows the quoted market value of the company’s listed securities and annual cash distributions based on current distribution policies for each entity:

AS AT AND FOR THE YEAR ENDED DEC. 31, 2020 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Current Distributions (Current Rate)[2]	YTD Distributions (Actual)
Distributions from investments
Listed affiliates
Brookfield Property[3]	62%	577.9	$1.33	$769	$710
Brookfield Renewable[4]	51%	327.0	1.22	399	398
Brookfield Infrastructure[5]	28%	132.5	2.04	270	258
Brookfield Business Partners	64%	94.5	0.25	24	24
				1,462	1,390
Corporate cash and financial assets[6]	various	various	various	266	448
Other investments
Norbord[7]	42%	34.8	0.63	15	31
Other[8]	various	various	various	60	60
				75	91
Total				$1,803	$1,929
1.Based on current distribution policies.
2.Distributions (current rate) are calculated by multiplying units held as at December 31, 2020 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 115.
3.BPY’s quoted value includes $16 million of preferred shares. Fully diluted ownership is 57%, assuming conversion of convertible preferred shares held by a third party. For the year ended December 31, 2020, BPY’s distributions include nominal amounts of preferred share dividends received by the Corporation (2019 – $11 million).
4.Brookfield owned units represent the combined units held in BEP LP and Brookfield Renewable Corporation (“BEPC”). On June 3, 2020, we completed the sale of approximately 15.4 million units of BEP. On October 13, 2020, we completed the sale of approximately 7.0 million class A shares of BEPC.
5.Brookfield owned units represent the combined units held in BIP and BIPC. On July 29, 2020, we completed the sale of approximately 5.1 million class A shares of BIPC.
6.Includes cash and cash equivalents and financial assets net of deposits.
7.Norbord was acquired by West Fraser on February 1, 2021. As part of the transaction, the company’s investment in Norbord was converted into approximately 23.5 million shares of West Fraser. The distributions per unit and current distributions reflect West Fraser’s current distribution policies.
8.Other includes cash distributions from our 27% interest in a portfolio of operating and development assets in New York and a listed investment in our Private Equity segment.
83 BROOKFIELD ASSET MANAGEMENT

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
Operating activities	$8,341	$6,328
Financing activities	8,698	28,746
Investing activities	(13,873)	(36,674)
Change in cash and cash equivalents	$3,166	$(1,600)
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $8.3 billion in 2020, a $2.0 billion increase from 2019. Operating cash flows prior to non-cash working capital and residential inventory were $8.6 billion this year, $917 million higher than the prior year due to the benefits of same-store growth from our existing operations and the contributions from assets acquired during the last twelve months, partially offset by the negative impact of foreign currency translation.
Financing Activities
The company had a net cash inflow of $8.7 billion from financing activities in 2020, compared to $28.7 billion in 2019. Our subsidiaries issued $37.6 billion (2019 – $64.6 billion) and repaid $33.5 billion (2019 – $42.2 billion) of non-recourse borrowings, for a net issuance of $4.1 billion (2019 – $22.4 billion) during the year. We raised $16.3 billion of capital from our institutional private fund partners and other investors to fund their portion of acquisitions, $1.7 billion of short-term borrowings backed by private fund commitments and returned $10.1 billion to our investors in the form of either distributions or returns of capital.
Investing Activities
During 2020, we invested $41.8 billion and generated proceeds of $28.6 billion from dispositions for net cash deployed in investing activities of $13.3 billion. This compares to net cash deployed of $37.1 billion in 2019. We paid cash of $3.5 billion to acquire consolidated subsidiaries, mainly at our Infrastructure segment, and a further $3.7 billion to acquire equity accounted investments during the year. Refer to our Acquisitions of Consolidated Entities in Note 4 and Equity Accounted Investments in Note 8 to the consolidated financial statements for further details. We continued to acquire and sell financial assets, which represent a net outflow of $2.5 billion, relating to investments in debt and equity securities as well as contract assets associated with managing currency risk.
Sustaining capital expenditures in the company’s renewable power operations were $493 million (2019 – $160 million), in its real estate operations were $651 million (2019 – $767 million), in its infrastructure operations were $434 million (2019 – $180 million) and in its private equity operations were $551 million (2019 – $482 million).
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CONTRACTUAL OBLIGATIONS
The following table presents the contractual obligations of the company by payment periods:

	Payments Due by Period
AS AT DEC. 31, 2020 (MILLIONS)	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Recourse Obligations
Corporate borrowings	$—	$467	$1,630	$6,980	$9,077
Accounts payable and other[1]	1,860	433	174	2,496	4,963
Interest expense[2]
Corporate borrowings	405	793	659	3,593	5,450

Non-recourse Obligations
Principal repayments
Non-recourse borrowings of managed entities
Property-specific borrowings	20,792	28,743	34,971	44,050	128,556
Subsidiary borrowings	316	656	5,078	4,718	10,768
Subsidiary equity obligations	799	1,147	800	953	3,699
Accounts payable and other
Lease obligations	815	1,682	1,123	11,755	15,375
Accounts payable and other[1,3]	22,134	4,772	1,417	4,105	32,428
Commitments	2,091	1,470	203	299	4,063
Interest expense[2,4]
Non-recourse borrowings	5,145	8,788	6,310	8,313	28,556
Subsidiary equity obligations	147	213	171	44	575
1.Excludes lease obligations and provisions.
2.Represents the aggregate interest expense expected to be paid over the term of the obligations.
3.Excludes insurance contract liabilities of $1.3 billion (2019 – $nil).
4.Variable interest rate payments have been calculated based on current rates.
The recourse obligations, those amounts that have recourse to the Corporation, which are due in less than one year totaled $2.3 billion (2019 – $3.0 billion).
The Corporation entered into arrangements in 2014 with respect to $1.8 billion of exchangeable preferred equity units issued by BPY, which are redeemable in equal tranches of $600 million in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. In order to provide the purchaser with enhanced liquidity, the Corporation has agreed to purchase the preferred equity units for cash at the option of the holder, for the initial purchase price plus accrued and unpaid dividends. In order to decrease dilution risk to BPY, the Corporation has agreed with the holder and BPY that if the price of a BPY equity unit is less than 80% of the exchange price of $25.70 at the redemption date of the 2021 and 2024 tranches, the Corporation will acquire the preferred equity units subject to redemption, at the redemption price, and to exchange these preferred equity units for preferred equity units with similar terms and conditions, including redemption date, as the 2026 tranche. Accordingly, commitments in 2020 include $121 million, which represents the carrying value of the exchange option at the time of issuance in respect of BPY’s subsidiary preferred units, and the remaining $1.7 billion was recorded within subsidiary equity obligations.
Commitments of $4.1 billion (2019 – $4.1 billion) represent various contractual obligations assumed in the normal course of business by our various operating subsidiaries. These included commitments to provide bridge financing and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations. These commitments shall be funded through the cash flows of the company’s subsidiaries.

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The company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past, nor do they expect at this time to make any significant payments under such indemnification agreements in the future.
The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favor of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.
We have also committed to purchase power produced by certain of BEP’s hydroelectric assets as previously described on page 63.
EXPOSURES TO SELECTED FINANCIAL INSTRUMENTS
As discussed elsewhere in this MD&A, we utilize various financial instruments in our business to manage risk and make better use of our capital. The fair values of these instruments that are reflected on our balance sheets are disclosed in Note 6 to our consolidated financial statements.
2020 ANNUAL REPORT 86

PART 5 – ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
Overview
We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our significant accounting policies contained in Note 3 of the December 31, 2020 consolidated financial statements.
COVID-19
In March 2020, the World Health Organization declared a global pandemic related to COVID-19. To date, there have been restrictions on the conduct of business in many jurisdictions and the global movement of people and certain goods. In light of the economic environment, the company has assessed the impact of the economic shutdowns on our asset valuations. In making these assessments, we reviewed business risks, cash flow assumptions, and discount rates for the impacts of government imposed shutdowns. We have applied certain assumptions as to the pace of economic recovery and continue to monitor operating results against them. As many of our businesses have been a provider of essential services, they have remained in operation while we continue to safeguard the health of our employees. As at December 31, 2020, we have updated our asset valuations based on the analysis performed.
Consolidated Financial Information
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Refer to Part 2 of this MD&A for additional information.
i.Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.

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Prior to the end of the first quarter, the global economic shutdown prompted certain responses from global government authorities across the various geographies in which the company owns and operates investment properties. Such responses, have included mandatory temporary closure of, or imposed limitations on, the operations of certain non-essential properties and businesses including office properties and retail malls and associated businesses which operate within these properties such as retailers and restaurants. In addition, shelter-in-place mandates and severe travel restrictions have had a significant adverse impact on consumer spending and demand. These negative economic indicators, restrictions and closures have created significant estimation uncertainty in the determination of the fair value of investment properties as of December 31, 2020. Specifically, while discount and capitalization rates are inherently uncertain, there has been an absence of recently observed market transactions across the company’s geographies to support changes in such rates which is a key input into the determination of fair value. In addition, the company has had to make assumptions with respect to the length and severity of these restrictions and closures as well as the viability of our real estate tenants in consideration of any credit reserves that should be applied based on deemed tenant risk and the recovery period in estimating the impact and timing of future cash flows generated from investment properties and used in the discounted cash flow model used to determine fair value. As a result of this material estimation uncertainty, there is a risk that the assumptions used to determine fair value as of December 31, 2020 may result in a material adjustment to the fair value of investment properties in future reporting periods as more information becomes available.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term, with our core office portfolio having a combined 90% occupancy level and an average 8.1 year lease life, while our core retail portfolio has an occupancy rate of 92%. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of the business planning process and external market data is utilized when determining the cash flows associated with lease renewals.
We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. We compare the results of the external appraisals to our internally prepared values and reconcile significant differences when they arise. During 2020, 85 of our properties were externally appraised, representing a gross property value of $32 billion of assets; external appraisals were within 1% of management’s valuations.
The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as of December 31, 2020 and December 31, 2019 are summarized below.

	Core Office		Core Retail		LP Investments and Other		Weighted Average
AS AT DEC. 31	2020	2019	2020	2019	2020	2019	2020	2019
Discount rate	6.5%	6.7%	7.0%	6.7%	9.2%	8.1%	7.7%	7.3%
Terminal capitalization rate	5.4%	5.5%	5.3%	5.4%	6.0%	6.6%	5.6%	5.9%
Investment horizon (years)	11	11	10	10	14	14	12	12
We undertook a process to assess the appropriateness of the discount and terminal capitalization rates considering changes to property-level cash flows and any risk premium inherent in such cash flow changes as well as the current cost of capital and credit spreads. These considerations led us to make some discount rate changes to certain of our assets, mostly within our retail portfolio for assets where we have more exposure to anchor tenants who have recently filed for bankruptcy. We did not make holistic changes overall to our discount rates or terminal capitalization rates, as we were largely impacted by detailed revision of our cashflow models and feel comfortable with the level of risk applied in our cashflows. As we learn more about the mid- and longer-term impacts of the pandemic on our business we will update our valuation models accordingly.

2020 ANNUAL REPORT 88

The following table presents the impact on the fair value of our consolidated investment properties as at December 31, 2020 from a 25-basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate. These amounts represent the effect on all consolidated investment property assets within the consolidated financial statements of BAM on a pre-tax basis, including amounts attributed to non-controlling interests in our listed affiliates and private fund investments. The amounts attributable to shareholders may be significantly less than shown depending on ownership levels in the individual assets.

AS AT DEC. 31, 2020 (MILLIONS)	Fair Value	Sensitivity
Core office
United States	$15,093	$748
Canada	5,102	223
Australia	2,731	166
Europe	2,699	155
Brazil	309	5
Core retail	20,324	1,076
LP investments and other
LP investments office	8,727	401
LP investments retail	2,538	148
Mixed-use	3,096	142
Multifamily	2,442	117
Triple net lease	3,719	137
Student housing	2,962	122
Manufactured housing	2,784	130
Other investment properties[1]	24,256	1,337
Total	$96,782	$4,907
1.Includes investments in office, mixed-use and student housing properties which are held through our direct investment in BSREP III as well as other directly held investment properties.
ii.Revaluation Method for PP&E
Within our Infrastructure and Renewable Power segments, we revalue our PP&E using a discounted cash flow (“DCF”) approach; our Real Estate hospitality assets are valued using the depreciated replacement cost method. PP&E within our Private Equity segment is recorded at cost less accumulated depreciation and impairment losses.
Assets subject to the revaluation approach are revalued annually following a bottom-up approach, starting at the operating level with local professionals, and involving multiple levels of review, including by senior management. Changes in fair value are reported through other comprehensive income as revaluation surplus. Underlying cash flows used in DCF models are subject to detailed reviews as part of the business planning, with discount rates and other key variable inputs reviewed for reasonability and the models reviewed for mathematical accuracy. Key inputs are frequently compared to third-party reports commissioned by the respective entities to assess reasonability. In addition, comparable market transactions are analyzed to consider for benchmarking. Additional information about the revaluation methodology and current year results is provided below.
When determining the carrying value of PP&E using the revaluation method, the company uses the following assumptions and estimates: the timing of forecasted revenues; future sales prices and associated expenses; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of PP&E under development includes estimates in respect of the timing and cost to complete the development. This process is further discussed in Part 2 of this MD&A.
89 BROOKFIELD ASSET MANAGEMENT

Renewable Power
Perpetual renewable power assets, such as many of our hydroelectric facilities, are revalued using 20-year discounted cash flow models with a terminal value that is determined, where appropriate, using the Gordon growth model. For assets with finite lives, such as wind and solar farms, the cash flow model is based on the estimated remaining service life and the residual asset value is used to represent the terminal value. Key inputs into the models, which include forward merchant power prices, energy generation estimates, operating and capital expenditures, tax rates, terminal capitalization rates and discount rates are assessed on an asset-by-asset basis as part of the bottom-up preparation and review process. The key inputs that affect cash flow projections are outlined below:
•To determine estimated future energy pricing, we consider the contract pricing for the proportion of our revenue that is subject to power purchase agreements. Long-term pricing is driven by the economics required to support new entrants into the various power markets in which we operate. Our long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2028 in Colombia, 2023 in Europe and 2024 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. Once the year of new entrant is determined, data from industry sources, as well as inputs from our development teams, is used to model the all-in cost of the expected technology mix of new construction, and the resulting market price required to support its development. For the North American and European businesses, we have estimated our renewable power assets will contract at discount to new-build wind prices (the most likely source of new renewable generation in those regions). In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development. For the remaining pricing, referred to as merchant pricing, we use a mix of external data and our own estimates to derive the price curves.
•Short-term merchant revenue forecasts consist of four years of externally sourced broker quotes in North America, two years of gas pricing in Europe and a combination of short-term contracts and local market pricing in South America. Short-term pricing is linked by linear extrapolation to long-term power views.
•Energy generation forecasts are based on LTA for which we have significant historical data. LTA for hydroelectric facilities is based on third-party engineering reports commissioned during asset acquisitions and financing activities. These studies are based on statistical models supported by decades of historical river flow data. Similarly, LTA for wind facilities is based on third-party wind resource studies completed prior to construction or acquisition. LTA for solar facilities is based on third-party irradiance level studies at the location of our project sites during construction or acquisition.
•Capital expenditure forecasts rely on independent engineering reports commissioned from reputable third-party firms during underwriting or financings.
Our discount rates, which are adjusted based on asset level and regional considerations, are compared to those used by third-party valuators for reasonability.
Review of our models also includes assessing comparable market transactions and reviewing third-party valuator reports. We compare EBITDA multiples and value per megawatt at the asset level to recent market transactions, and on a portfolio basis, we compare the valuation multiples to our most comparable competitors in the market and the resulting book value of our equity after revaluation to our share price in the market. Specifically, we have noted from reviews of market transactions in the U.S. northeast that the multiples paid for the asset indicate that market participants likely share our view on escalating power prices in the region. We also confirm the reasonability of our values through the use of a third-party valuator which provides an opinion on the valuation method and results. Each year we have a valuation report provided on approximately one-third of the assets, providing a reasonable opinion in the range of +/– 10%. We compare our valuations to this report, along with other inputs, ensuring that they are within the reasonable range.
In 2020, the fair value of the PP&E in our Renewable Power segment increased by $4.2 billion, primarily attributable to lower cost of capital applied across all classes of assets, as we observed a lowering of both interest rates and cost of equity in the market. Valuations also benefited from our continued cost savings and revenue enhancing initiatives.
2020 ANNUAL REPORT 90

The key valuation metrics of our hydroelectric, wind and solar generating facilities at the end of 2020 and 2019 are summarized below:

	North America		Brazil		Colombia		Europe
AS AT DEC. 31	2020	2019	2020	2019	2020	2019	2020	2019
Discount rate
Contracted	4.1 – 4.5%	4.6 – 4.9%	7.3%	8.2%	8.1%	9.0%	3.0 – 3.6%	3.5 – 4.0%
Uncontracted	5.6 – 6.0%	6.1 – 6.4%	8.6%	9.5%	9.4%	10.3%	3.6 – 4.7%	4.0 – 5.3%
Terminal capitalization rate[1]	5.8 – 6.2%	6.2 – 6.7%	n/a	n/a	8.9%	9.8%	n/a	n/a
Exit date	2041	2040	2048	2047	2040	2039	2035	2035
1.The terminal capitalization rate applies only to hydroelectric assets in North America and Colombia.
The following table presents the impact on fair value of property, plant and equipment in our Renewable Power segment as at December 31, 2020 from a 25-basis point change in discount and terminal capitalization rates, as well as a 5% change in electricity prices. These amounts represent the effect on all consolidated property, plant and equipment assets within the consolidated financial statements of BAM on a pre-tax basis, including amounts attributed to non-controlling interests in our listed affiliates and private fund investments. The amounts attributable to shareholders may be significantly less than shown depending on ownership levels in the individual assets.

AS AT DEC. 31, 2020 (MILLIONS)
25 bps change in discount and terminal capitalization rates[1]
North America	$1,540
Colombia	330
Brazil	60
Europe	80
5% change in electricity prices
North America	1,020
Colombia	430
Brazil	80
Europe	10
1.The terminal capitalization rate applies only to hydroelectric assets in North America and Colombia.
Terminal values are included in the valuation of hydroelectric assets in the U.S. and Canada. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration at December 31, 2020, including a one-time 30-year renewal for applicable hydroelectric assets, is 32 years (2019 – 32 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil.
Energy Contracts
The New York power contract is the only power contract that remains in place between the Corporation and BEP. Under the contract, we are required to purchase power that BEP generates at certain of its New York assets at a fixed price. Based on LTA, we purchase approximately 3,594 GWh of power each year. The fixed price that BAM is required to pay BEP will gradually step down over time by $3/MWh from 2021 to 2025 and $5/MWh in 2026 resulting in an approximate $20/MWh reduction by 2026 which will continue until the contract expires in 2046.
The contract is valued annually based on price curves as at December 31 incorporating revised discount rates as required. As at December 31, 2020, the contract was valued using weighted-average forward power price estimates of approximately $68/MWh in years 1-10 and $138/MWh in years 11-20, using a discount rate of approximately 6.2%.
Infrastructure
Our infrastructure assets, revalued using DCF models, are generally subject to contractual and regulatory frameworks that underpin the cash flows. We also include the benefits of development projects for existing in-place assets to the extent that they have been determined to be feasible, typically by external parties, and have received the appropriate approvals. We are unable to include the benefits of development projects within our business that are not considered improvements to existing PP&E.

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The underlying cash flow models supporting the revaluation process include a number of different inputs and variables with risks mitigated through controls incorporated in the bottom-up preparation and review process. Inputs are reviewed for qualitative and quantitative considerations and the mechanical accuracy is tested by appropriate finance and investment professionals. Once complete, the portfolio management team presents the valuations to the infrastructure CEO, COO and CFO for approval.
As part of our process, we analyze comparable market transactions that we can consider for the purposes of benchmarking our analysis. Metrics such as the implied current year or forward-looking EBITDA multiples are reviewed against market transactions to assess whether our valuations are appropriate. On an overall segment level, we also assess whether the inputs used in the models are consistent amongst asset classes and geographies, where applicable, or that asset specific differences are supportable considering transactions in a given asset class or market.
We obtain third-party appraisals on the assets that are held through private funds on a three-year rotating basis. These appraisals are not directly utilized in the financial statements, rather they are used to confirm that management’s assumptions in determining fair value are within a reasonable range.
On an aggregate basis, the value of the appraised assets is greater than the book value because a significant portion of our infrastructure operations assets such as public service concessions are classified as intangible assets. These intangible assets are carried at amortized cost, subject to impairment tests, and are amortized over their useful lives. In addition, we have contracted growth projects within our businesses that cannot be included in IFRS fair value unless these relate to improvements on existing PP&E.
Within our Infrastructure segment, we reported valuation gains of $792 million in 2020. The increase was primarily due to revaluation gains reflecting growing cash flows and strong underlying performance at a number of businesses.
The key valuation metrics of our utilities, transport, midstream and data operations are summarized below:

	Utilities		Transport		Midstream
AS AT DEC. 31	2020	2019	2020	2019	2020	2019
Discount rate	7 – 14%	7 – 14%	7 – 13%	7 – 13%	15%	15%
Terminal capitalization multiples	7x – 23x	8x – 21x	9x – 14x	9x – 14x	10x	10x
Investment horizon/ Termination valuation date (years)	10	10 – 20	10	10 – 20	5 – 10	5 – 10

Real Estate
Fair values of our hospitality properties, primarily hotel and resort operations, are assessed annually using the depreciated replacement cost method, which factors in age, physical condition and construction costs of the properties. Fair values of hospitality properties are also reviewed in reference to each asset’s enterprise value which is determined using a discounted cash flow model. These valuations are generally prepared by external valuation professionals using information provided by management of the operating business. The fair value estimates for hospitality properties represent the estimated fair value of the PP&E of the hospitality business only and do not include, for example, any associated intangible assets.
Revaluation within our real estate PP&E decreased the fair value of our hospitality assets by $307 million. The decrease was due to provisions for impairments on certain hospitality assets which were operating at reduced occupancy levels or have been non-operational since the global economic shutdown began.
iii.Financial Instruments
Financial assets, financial contracts and other contractual arrangements that are treated as derivatives are recorded at fair value in our financial statements and changes in their value are recorded in net income or other comprehensive income, depending on their nature and business purpose. The more significant and more common financial contracts and contractual arrangements employed in our business that are fair valued include: interest rate contracts, foreign exchange contracts and agreements for the sale of electricity. Financial assets and liabilities may be classified as Level 1, 2 or 3 in the fair value hierarchy. Refer to Note 6 – Fair Value of Financial Instruments within the notes to the consolidated financial statements for additional information.
Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; the amount of the liability and equity components of compound financial instruments; discount rates and volatility utilized in option valuations.
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iv.Inventory
The company estimates the net realizable value of its inventory using estimates and assumptions about future selling prices and future development costs.
v.Other
Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: the assessment or determination of net recoverable amount; oil and gas reserves; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; fair value of assets held as collateral and the percentage of completion for construction contracts. Equity accounted investment, which follow the same accounting principles as our consolidated operations, include amounts recorded at fair value and amounts recorded at amortized cost or cost, depending on the nature of the underlying assets.
Accounting Judgments
Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:
i.Control or Level of Influence
When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that it exerts directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated as a result of the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership. Refer to Part 2 of this MD&A for additional information.
ii.Investment Properties
When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.
iii.Property, Plant and Equipment
The company’s accounting policy for its property, plant and equipment requires critical judgments over the assessment of carrying value, whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance, and for assets under development the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the asset’s carrying value.
For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes, discount and capitalization rates. Judgment is applied when determining future electricity prices considering broker quotes for the years in which there is a liquid market available and, for the subsequent years, our best estimate of electricity prices from renewable sources that would allow new entrants into the market.
iv.Identifying Performance Obligations for Revenue Recognition
Management is required to identify performance obligations relating to contracts with customers at the inception of each contract. IFRS 15 requires a contract’s transaction price to be allocated to each distinct performance obligation when, or as, the performance obligation is satisfied. Judgment is used when assessing the pattern of delivery of the product or service to determine if revenue should be recognized at a point in time or over time. For certain service contracts recognized over time, judgment is required to determine if revenue from variable consideration such as incentives, claims and variations from contract modifications has met the required probability threshold to be recognized.
Management also uses judgment to determine whether contracts for the sale of products and services have distinct performance obligations that should be accounted for separately or as a single performance obligation. Goods and services are considered distinct if: (1) a customer can benefit from the good or service either on its own or together with other resources that are readily
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available to the customer; and (2) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.
Additional details about revenue recognition policies across our operating segments are included in Note 3 of the consolidated financial statements.
v.Common Control Transactions
The purchase and sale of businesses or subsidiaries between entities under common control are not specifically addressed in IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.
vi.Indicators of Impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; the determination of discount and capitalization rates; and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.
vii.Income Taxes
The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences that would follow the disposition of the property. Otherwise, deferred taxes are measured on the basis that the carrying value of the investment property will be recovered substantially through use.
viii.Classification of Non-Controlling Interests in Limited-Life Funds
Non-controlling interests in limited-life funds are classified as liabilities (subsidiary equity obligations) or equity (non-controlling interests) depending on whether an obligation exists to distribute residual net assets to non-controlling interests on liquidation in the form of cash or another financial asset or assets delivered in kind. Judgment is required to determine what the governing documents of each entity require or permit in this regard.
ix.Other
Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes, the likelihood and timing of anticipated transactions for hedge accounting and the determination of functional currency.
Consolidated Financial Information
We report our financial results under IFRS while many of our peers report under U.S. GAAP. These GAAPs are aligned in many areas, but as it relates to asset management and investment companies, there is a significant difference between IFRS and U.S. GAAP. Under IFRS, while investment companies can account for their investments at fair value and report them on one line in their balance sheet on a net basis, a parent of an investment company cannot maintain that accounting and must look to whether it controls the underlying investments individually. For our peers under U.S. GAAP, investment companies can use the same treatment as in IFRS but the parent of an investment company would keep the same reporting as the subsidiary investment company. Therefore, the same investment could be fully consolidated under IFRS or shown as one line on a net basis under U.S. GAAP.
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Our consolidation conclusions may differ from certain of our peers who report under U.S. GAAP as they are required to evaluate consolidation requirements using a voting interest model or a variable interest model depending on the circumstances.
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MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Assessment and Changes in Internal Control Over Financial Reporting
Management has evaluated the effectiveness of the company’s internal control over financial reporting as of December 31, 2020 and based on that assessment concluded that, as of December 31, 2020, our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting during the quarter or year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Disclosure Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities laws) as of December 31, 2020. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2020 in providing reasonable assurance that material information relating to the company and our consolidated subsidiaries would be made known to them by others within those entities.
RELATED PARTY TRANSACTIONS
In the normal course of operations, we enter into transactions on market terms with related parties, including consolidated and equity accounted entities, which have been measured at exchange value and are recognized in the consolidated financial statements, including, but not limited to: manager or partnership agreements; base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets.
There were no significant related party transactions during the years ended December 31, 2020 or December 31, 2019.

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PART 6 – BUSINESS ENVIRONMENT AND RISKS
For purposes of Part 6 of this Report, references to the “company”, “we”, “us” or “our” refers to Brookfield Asset Management Inc., its consolidated subsidiaries, and Oaktree.
This section contains a review of certain aspects of the business environment and risks that could materially adversely impact our business, performance, financial condition, results of operations, cash flows and the value of our securities. Additional risks and uncertainties not previously known to the company, or that the company currently deems immaterial, may also impact our operations and financial results.
a)    Volatility in the Trading Price of Our Class A Shares
The trading price of our Class A shares is subject to volatility due to market conditions and other factors and cannot be predicted.
Our shareholders may not be able to sell their Class A shares at or above the price at which they purchased such shares due to trading price fluctuations in the capital markets. The trading price could fluctuate significantly in response to factors both related and unrelated to our operating performance and/or future prospects, including, but not limited to: (i) variations in our operating results and financial condition; (ii) actual or prospective changes in government laws, rules or regulations affecting our businesses; (iii) material announcements by us, our affiliates or our competitors; (iv) the general state of the securities markets; (v) market conditions and events specific to the industries in which we operate; (vi) changes and developments in general economic, political, or social conditions, including as a result of COVID-19 and related economic disruption; (vii) changes in the values of our investments (including in the market price of our listed affiliates) or changes in the amount of distributions, dividends or interest paid in respect of investments; (viii) differences between our actual financial and operating results and those expected by investors and analysts; (ix) changes in analysts’ recommendations or earnings projections; (x) changes in the extent of analysts’ interest in covering the Corporation and its listed affiliates; (xi) the depth and liquidity of the market for our Class A shares; (xii) dilution from the issuance of additional equity, including as a result of exchanges or additional issuances of shares exchangeable for Class A Shares such as exchanges of class A exchangeable limited voting shares (“BAM Reinsurance Exchangeable Shares”) of BAM Reinsurance; (xiii) investor perception of our businesses and the industries in which we operate; (xiv) investment restrictions; (xv) our dividend policy; (xvi) the departure of key executives; (xvii) sales of Class A shares by senior management or significant shareholders; and (xviii) the materialization of other risks described in this section.
b)    Reputation
Actions or conduct that have a negative impact on investors’ or stakeholders’ perception of us could adversely impact our ability to attract and/or retain investor capital and generate fee revenue.
The growth of our asset management business relies on continuous fundraising for various private and public investment products, and retention of capital raised from third-party investors. We depend on our business relationships and our global reputation for integrity and high-caliber asset management services to attract and retain investors and advisory clients, and to pursue investment opportunities for us and the public and private entities we manage. Our business relationships and reputation could be negatively impacted by a number of factors including poor performance; actual, potential or perceived conflicts of interest that are not adequately addressed; misconduct or alleged misconduct by employees; rumors or innuendos; or failed or ineffective implementation of new investments or strategies. If we are unable to continue to raise and retain capital from third-party investors, either privately, publicly or both, or otherwise are unable to pursue our investment opportunities, this could materially reduce our revenue and cash flow and adversely affect our financial condition.
Poor performance of any kind could damage our reputation with current and potential investors in our managed entities, making it more difficult for us to raise new capital. Investors may decline to invest in current and future managed entities and may withdraw their investments from our managed entities as a result of poor performance in the entity in which they are invested, and investors in our private funds may demand lower fees for new or existing funds, all of which would decrease our revenue.
As a global alternative asset manager with various lines of business and investment products, some of which have overlapping mandates, we may be subject to a number of actual, potential or perceived conflicts of interest. These conflicts may be magnified for an asset manager that has many different capital sources available to pursue investment opportunities, including investor capital and the Corporation’s own capital. In addition, the senior management team of the Corporation and its affiliates have their own capital invested in Class A shares, directly and indirectly, and may have financial exposures with respect to their own investments which could lead to potential conflicts if such investments are similar to those made by the Corporation or on behalf of investors in entities managed by the Corporation.
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In addressing these conflicts, we have implemented a variety of policies and procedures; however, there can be no assurances that these will be effective at mitigating actual, potential or perceived conflicts of interest in all circumstances, or will not reduce the positive synergies that we seek to cultivate across our businesses. It is also possible that actual, potential or perceived conflicts of interest if not properly addressed, could give rise to investor dissatisfaction, litigation, regulatory enforcement actions or other detrimental outcomes.
Appropriately dealing with conflicts of interest for an asset manager like us is a priority and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with actual, potential or perceived conflicts of interest. Asset manager conflicts are subject to enhanced regulatory scrutiny in the markets in which we operate and in the U.S. in particular. Such regulatory scrutiny can lead to fines, penalties and other negative consequences. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, business, financial condition or results of operations in a number of ways, including an inability to adequately capitalize existing managed entities or raise new managed entities, including private funds, and a reluctance of counterparties to do business with us. For information regarding conflicts of interests between the businesses within our asset management operations that operate on opposite sides of an information barrier, see Item (v) herein.
Our reputation also could be negatively impacted if there is misconduct or alleged misconduct by our personnel or those of our portfolio companies in which we and our managed entities invest, including historical misconduct prior to our investment. Risks associated with misconduct at our portfolio companies is heightened in cases where we do not have legal control or significant influence over a particular portfolio company or are not otherwise involved in actively managing a portfolio company. In such situations, given our ownership position and affiliation with the portfolio company, we may still be negatively impacted from a reputational perspective through this association. In addition, even where we have control over a portfolio company, if it is a newly acquired portfolio company that we are in the process of integrating then we may face reputational risks related to historical or current misconduct or alleged misconduct at such portfolio company for a period of time. We may also face increased risk of misconduct to the extent our capital allocated to emerging markets and distressed companies increases. If we face allegations of improper conduct by private litigants or regulators, whether the allegations are valid or invalid or whether the ultimate outcome is favorable or unfavorable to us, such allegations may result in negative publicity and press speculation about us, our investment activities or the asset management industry in general, which could harm our reputation and may be more damaging to our business than to other types of businesses.
We are subject to a number of obligations and standards arising from our asset management business and our authority over the assets we manage. The violation of these obligations and standards by any of our employees may adversely affect our partners and our business and reputation. Our business often requires that we deal with confidential matters of great significance to the companies in which we may invest and to other third parties. If our employees were to improperly use or disclose confidential information, or a security breach results in an inadvertent disclosure of such information, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to detect or deter employee misconduct or security breaches, and the precautions we take in this regard may not be effective.
Implementation of new investment and growth strategies involves a number of risks that could result in losses and harm to our professional reputation, including the risk that the expected results are not achieved, that new strategies are not appropriately planned for or integrated, that new strategies may conflict with, detract from or compete against our existing businesses, and that the investment process, controls and procedures that we have developed will prove insufficient or inadequate. Furthermore, our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under our complete control or under the control of another.
In addition to impacting our ability to raise and retain third-party capital and pursue investment opportunities, certain of the risks identified herein that may have a negative impact on our reputation also could, in extreme cases, result in our removal as general partner or an acceleration of the liquidation date of the private funds that we manage. The governing agreements of our private funds provide that, subject to certain conditions (which may, particularly in the case of our removal as general partner, include final legal adjudications of the merits of the particular issue), third-party investors in these funds will have the right to remove us as general partner or to accelerate the liquidation date of the fund. Additionally, at any time, investors may terminate a fund and accelerate the liquidation date upon the vote of a super-majority of investors in such fund. A significant negative impact to our reputation would be expected to increase the likelihood that investors could seek to terminate a private fund. This effect would be magnified if, as is often the case, an investor is invested in more than one fund. Such an event, were it to occur, would result in a reduction in the fees we would earn from such fund, particularly if we are unable to maximize the value of the fund’s investments during the liquidation process or in the event of the triggering of a “clawback” for fees already paid out to us as general partner.

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c)    Asset Management
Growth in fee-bearing capital could be adversely impacted by poor product development or marketing efforts. In addition, investment returns could be lower than target returns due to inappropriate allocation of capital or ineffective investment management.
Our asset management business depends on our ability to fundraise third-party capital, deploy that capital effectively, and produce targeted investment returns.
Our ability to raise third-party capital depends on a number of factors, including many that are outside our control such as the general economic environment and the number of other investment funds being raised at the same time by our competitors. Investors may reduce (or even eliminate) their investment allocations to alternative investments, including closed-ended private funds. Investors that are required to maintain specific asset class allocations within their portfolio may be required to reduce their investment allocations to alternative investments, particularly during periods when other asset classes such as public securities are decreasing in value. In addition, investors may prefer to insource and make direct investments; therefore, becoming competitors and ceasing to be clients and/or make new capital commitments.
Competition from other asset managers for raising public and private capital is intense, with competition based on a variety of factors, including investment performance, the quality of service provided to investors, the quality and availability of investment products, marketing efforts, investor liquidity and willingness to invest, and reputation. Poor investment performance could hamper our ability to compete for these sources of capital or force us to reduce our management fees. Our investors and potential investors continually assess investment performance and our ability to raise capital for existing and future funds depends on our funds’ relative and absolute performance. If poor investment returns or changes in investment mandates prevent us from raising further capital from our existing partners, we may need to identify and attract new investors in order to maintain or increase the size of our private funds, and there are no assurances that we will be able to find new investors. Further, as competition and disintermediation in the asset management industry increases, we may face pressure to reduce or modify our asset management fees, including base management fees and/or carried interest, or modify other terms governing our current asset management fee structure, in order to attract and retain investors.
The successful execution of our investing strategy is uncertain as it requires suitable opportunities, careful timing and business judgment, as well as the resources to complete asset purchases and restructure them, if required, notwithstanding difficulties experienced in a particular industry.
There is no certainty that we will be able to identify suitable or sufficient opportunities that meet our investment criteria and be able to acquire additional high-quality assets at attractive prices to supplement our growth in a timely manner, or at all. In pursuing investment opportunities and returns, we and our managed entities face competition from other investment managers and investors worldwide. Each of our businesses is subject to competition in varying degrees and our competitors may have certain competitive advantages over us when pursuing investment opportunities. Some of our competitors may have higher risk tolerances, different risk assessments, lower return thresholds, a lower cost of capital, or a lower effective tax rate (or no tax rate at all), all of which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments. We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by our competitors, some of whom may have synergistic businesses which allow them to consider bidding a higher price than we can reasonably offer. While we attempt to deal with competitive pressures by leveraging our asset management strengths and operating capabilities and compete on more than just price, there is no guarantee these measures will be successful, and we may have difficulty competing for investment opportunities, particularly those offered through auction or other competitive processes. If we are unable to successfully raise, retain, and deploy third-party capital into investments, we may be unable to collect management fees, carried interest or transaction fees, which would materially reduce our revenue and cash flows and adversely affect our financial condition.
Our approach to investing often entails adding assets to our existing businesses when the competition for assets is weakest; typically, when depressed economic conditions exist in the market relating to a particular entity or industry. Such an investing style carries with it inherent risks when investments are made in either markets or industries that are undergoing some form of dislocation. We may fail to value opportunities accurately or to consider all relevant factors that may be necessary or helpful in evaluating an opportunity, may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position, may be exposed to unexpected risks and costs associated with our investments, including risks arising from alternative technologies that could impair or eliminate the competitive advantage of our business in a particular industry, and/or may be unable to quickly and effectively integrate new acquisitions into our existing operations or exit from the investment on favorable terms. In addition, liabilities may exist that we or our managed entities do not discover in due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to future liabilities and, in each case, we or our managed entities may not be entitled to sufficient, or any, recourse against the contractual counterparties to an acquisition.
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We generally pursue investment opportunities that involve business, regulatory, legal and other complexities. Our tolerance for complexity presents risks, as such transactions can be more difficult, expensive and time consuming to finance and execute, and have a higher risk of execution failure. It can also be more difficult to manage or realize value from the assets acquired in such transactions and such transactions sometimes entail a higher level of regulatory scrutiny or a greater risk of contingent liabilities.
At times, we make investments (for one or more of our funds or managed entities) in companies that we do not control. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which we do not agree or that the majority stakeholders or the management of the company may take risks or otherwise act in a manner that does not serve our interests.

Certain of our investments may be concentrated in particular asset types or geographic regions, which could exacerbate any negative performance of one or more of our managed entities to the extent those concentrated investments are in assets or regions that experience a market dislocation. In addition, certain of our funds hold publicly traded securities the price of which will be volatile and are likely to fluctuate due to a number of factors beyond our control, including actual or anticipated changes in the profitability of the issuers of such securities; general economic, social, or political developments; changes in industry conditions; changes in governance regulation; inflation; the general state of the securities markets; COVID-19; and other material events.
Some of our competitors may be more successful than us in the development and implementation of new or alternative technology that impacts the demand for, or use of, the businesses or assets that we own and operate. These pressures could reduce investment returns and negatively affect our overall results of operations, cash flows and financial condition.
The failure of a newly acquired business to perform according to expectations could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flows. Alternatively, we may be required to sell a business before it has realized our expected level of returns for such business.
If any of our managed investments perform poorly or experience prolonged periods of volatility, or we are unable to deploy capital effectively, our fee-based revenue, cash available for distribution and/or carried interest would decline. Moreover, we could experience losses on our capital invested in our managed entities. Accordingly, our expected returns on these investments may be less than we have assumed in forecasting the value of our business.
d)    Laws, Rules and Regulations
We are subject to numerous laws, rules, and regulatory requirements which may impact our business, including resulting in financial penalties, loss of business, and/or damage to our reputation in instances of non-compliance.
There are many laws, governmental rules and regulations and listing exchange rules that apply to us, our affiliates, our assets and our businesses. Changes in these laws, rules and regulations, or their interpretation by governmental agencies or the courts, could adversely affect our business, assets or prospects, or those of our affiliates, customers, clients or partners. The failure of us, our listed affiliates, or the entities that we manage to comply with these laws, rules and regulations, or with the rules and registration requirements of the respective stock exchanges on which we and they are listed could adversely affect our reputation and financial condition.
Our asset management business, including our investment advisory and broker-dealer business, is subject to substantial and increasing regulatory compliance obligations and oversight, and this higher level of scrutiny may lead to more regulatory enforcement actions. There continues to be uncertainty regarding the appropriate level of regulation and oversight of asset management businesses in a number of jurisdictions in which we operate. The financial services industry has been the subject of heightened scrutiny, and the SEC has specifically focused on asset managers in recent enforcement actions. Regulatory investigations and/or enforcement actions by our regulators could have a material adverse effect on our business and/or reputation. In addition, the introduction of new legislation and increased regulation may result in increased compliance costs and could materially affect the manner in which we conduct our business and adversely affect our profitability. Although there may be some areas where governments in certain jurisdictions have proposed deregulation, it is difficult to predict the timing and impact of any such deregulation, and we may not materially benefit from any such changes.
Our asset management business is not only regulated in the U.S., but also in other jurisdictions where we conduct operations including the EU, the U.K., Canada, Brazil, Australia, and Hong Kong. Similar to the environment in the U.S., the current environment in jurisdictions outside the U.S. in which we operate has become subject to further regulation. Governmental agencies around the world have proposed or implemented a number of initiatives and additional rules and regulations that could adversely affect our asset management business, and governmental agencies may propose or implement further rules and regulations in the future. These rules and regulations may impact how we market our managed entities in these jurisdictions and introduce compliance obligations with respect to disclosure and transparency, as well as restrictions on investor distributions. Such regulations may also prescribe certain capital requirements on our managed entities, and conditions on the
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leverage our managed entities may employ and the liquidity these managed entities must have. Compliance with additional regulatory requirements will impose additional compliance burdens and expense for us and could reduce our operating flexibility and fundraising opportunities.
Our broker-dealer business is regulated by the SEC, the various Canadian provincial securities commissions, as well as self-regulatory organizations. These regulatory bodies may conduct administrative or enforcement proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its directors, officers or employees. Such proceedings, whether or not resulting in adverse findings, can require substantial expenditures and can have an adverse impact on the reputation of a broker dealer.
The advisors of certain of our managed entities are registered as investment advisers with the SEC. Registered investment advisers are subject to the requirements and regulations of the Investment Advisers Act of 1940, which grants U.S. supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with laws or regulations. If such powers are exercised, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration, censure and fines. Compliance with these requirements and regulations results in the expenditure of resources, and a failure to comply could result in investigations, financial or other sanctions, and reputational damage.
The Investment Company Act of 1940 (the “40 Act”) and the rules promulgated thereunder provide certain protections to investors and impose certain restrictions on entities that are deemed “investment companies” under the 40 Act. We are not currently, nor do we intend to become, registered as an investment company under the 40 Act. To ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans and the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. If we were required to register as an investment company, we would, among other things, be restricted from engaging in certain business activities (or have conditions placed on our business activities) and issuing certain securities, be required to limit the amount of investments that we make as principal and face other limitations on our activities.
We have and may become subject to additional regulatory and compliance burdens as we expand our product offerings and investment platform which likely will carry additional legal and compliance costs, as well as additional operating requirements that may also increase costs.
We acquire and develop primarily real estate, renewable power, infrastructure, business services and industrial assets. In doing so, we must comply with extensive and complex municipal, state or provincial, national and international regulations. These regulations can result in uncertainty and delays, and impose on us additional costs, which may adversely affect our results of operations. Changes in these laws may negatively impact us and our businesses or may benefit our competitors or their businesses.
Additionally, liability under such laws, rules and regulations may occur without our fault. In certain cases, parties can pursue legal actions against us to enforce compliance as well as seek damages for non-compliance or for personal injury or property damage. Our insurance may not provide sufficient coverage in the event that a successful claim is made against us.
e)    Governmental Investigations and Anti-Bribery and Corruption
Our policies and procedures designed to ensure compliance with applicable laws, including anti-bribery and corruption laws, may not be effective in all instances to prevent violations and as a result we may be subject to related governmental investigations.
We are from time to time subject to various governmental investigations, audits and inquiries, both formal and informal. These investigations, regardless of their outcome, can be costly, divert management attention, and damage our reputation. The unfavorable resolution of such investigations could result in criminal liability, fines, penalties or other monetary or non-monetary sanctions and could materially affect our business or results of operations.
There is an increasing global focus on the implementation and enforcement of anti-bribery and corruption legislation, and this focus has heightened the risks that we face in this area, particularly as we continue to expand our operations globally. We are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties, including restrictions imposed by the U.S. Foreign Corrupt Practices Act and similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act, the Canadian Corruption of Foreign Public Officials Act, and the Brazilian Clean Company Act. This increased global focus on anti-bribery and corruption enforcement may also lead to more investigations, both formal and informal, in this area, the results of which cannot be predicted.
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Different laws and regulations that are applicable to us may contain conflicting provisions, making our compliance more difficult. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws and regulations or other acts of bribery committed by entities in which we or our managed entities invest.
Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, in particular when conducting due diligence in connection with acquisitions, and fraud and other deceptive practices can be widespread in certain jurisdictions. We invest in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, where existing laws and regulations may not be consistently enforced, or that are perceived to have materially higher levels of corruption according to international rating standards. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations. When acquiring assets in distress, the quality of financial information of the target may also make it difficult to identify irregularities.
f)    Financial and Liquidity
Cash may not be available to meet our financial obligations when due or enable us to capitalize on investment opportunities when they arise.
We employ debt and other forms of leverage in the ordinary course of business to enhance returns to our investors and finance our operations. We are therefore subject to the risks associated with debt financing and refinancing, including but not limited to the following: (i) our cash flow may be insufficient to meet required payments of principal and interest; (ii) payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses and dividends; (iii) if we are unable to obtain committed debt financing for potential acquisitions or can only obtain debt at high interest rates or on other unfavorable terms, we may have difficulty completing acquisitions or may generate profits that are lower than would otherwise be the case; (iv) we may not be able to refinance indebtedness at maturity due to company and market factors such as the estimated cash flow produced by our assets, the value of our assets, liquidity in the debt markets, and/or financial, competitive, business and other factors; and (v) if we are able to refinance our indebtedness, the terms of a refinancing may not be as favorable as the original terms for such indebtedness. If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to utilize available liquidity, which would reduce our ability to pursue new investment opportunities, or we may need to dispose of one or more of our assets on disadvantageous terms, or raise equity, thereby causing dilution to existing shareholders. Regulatory changes may also result in higher borrowing costs and reduced access to credit.
The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, adequate insurance coverage and certain credit ratings. These covenants may limit our flexibility in conducting our operations and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, even if we have satisfied and continue to satisfy our payment obligations.
A large proportion of our capital is invested in physical assets and securities that can be hard to sell, especially if market conditions are poor. Further, because our investment strategy can entail our having representation on public portfolio company boards, we may be restricted in our ability to effect sales during certain time periods. A lack of liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, if financial or operating difficulties of other owners result in distress sales, such sales could depress asset values in the markets in which we operate. The restrictions inherent in owning physical assets could reduce our ability to respond to changes in market conditions and could adversely affect the performance of our investments, our financial condition and results of operations.
Because there is significant uncertainty in the valuation of, or in the stability of the value of illiquid or non-public investments, the fair values of such investments do not necessarily reflect the prices that would actually be obtained when such investments are realized. Realizations at values significantly lower than the values at which investments have been recorded would result in losses, a decline in asset management fees and the potential loss of carried interest and incentive fees.
We enter into financing commitments in the normal course of business, which we may be required to fund. Additionally, from time to time, we may guarantee the obligations of other entities that we manage and/or invest in. If we are required to fund these commitments and are unable to do so, this could result in damages being pursued against us or a loss of opportunity through default under contracts that are otherwise to our benefit.

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g)    Foreign Exchange and Other Financial Exposures
Foreign exchange rate fluctuations could adversely impact our aggregate foreign currency exposure and hedging strategies may not be effective.
We have pursued and intend to continue to pursue growth opportunities in international markets, and often invest in countries where the U.S. dollar is not the local currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the currency utilized in one or more countries where we have a significant presence may have a material adverse effect on the results of our operations and financial position. In addition, we are active in certain markets whose economic growth is dependent on the price of commodities and the currencies in these markets can be more volatile as a result.
Our businesses are impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. We selectively utilize financial instruments to manage these exposures, including credit default swaps and other derivatives to hedge certain of our financial positions. However, a significant portion of these risks may remain unhedged. We may also choose to establish unhedged positions in the ordinary course of business.
There is no assurance that hedging strategies, to the extent they are used, will fully mitigate the risks they are intended to offset. Additionally, derivatives that we use are also subject to their own unique set of risks, including counterparty risk with respect to the financial well-being of the party on the other side of these transactions and a potential requirement to fund mark-to-market adjustments. Our financial risk management policies may not ultimately be effective at managing these risks.
The Dodd-Frank Act and similar laws in other jurisdictions impose rules and regulations governing oversight of the over-the-counter derivatives market and its participants. These regulations may impose additional costs and regulatory scrutiny on us. If our derivative transactions are required to be executed through exchanges or regulated facilities, we will face incremental collateral requirements in the form of initial margin and require variation margin to be cash settled on a daily basis. Such an increase in margin requirements (relative to bilateral agreements), were it to occur, perhaps combined with a more restricted list of securities that qualify as eligible collateral, would require us to hold larger positions in cash and treasuries, which could reduce income. We cannot predict the effect of changing derivatives legislation on our hedging costs, our hedging strategy or its implementation, or the risks that we hedge. Regulation of derivatives may increase the cost of derivative contracts, reduce the availability of derivatives to protect against operational risk and reduce the liquidity of the derivatives market, all of which may reduce our use of derivatives  and result in the increased volatility and decreased predictability of our cash flows.
h)    Temporary Investments
We may be unable to syndicate, assign or transfer financial commitments entered into in support of our asset management franchise.
We periodically enter into agreements that commit us to acquire assets or securities in order to support our asset management franchise with the expectation that our commitment is temporary. For example, we may acquire an asset suitable for a particular managed entity that we are fundraising and warehouse that asset through the fundraising period before transferring the asset to the managed entity for which it was intended. Or, as another example, for a particular acquisition transaction we may commit capital as part of a consortium alongside certain of our managed entities with the expectation that we will syndicate or assign all or a portion of our own commitment to other investors prior to, at the same time as, or subsequent to, the anticipated closing of the transaction. In all of these cases, our support is intended to be of a temporary nature and we engage in this activity in order to further the growth and development of our asset management franchise. By leveraging the Corporation’s financial position to make temporary investments, we can execute on investment opportunities prior to obtaining all third-party equity financing that we seek, and these opportunities may otherwise not be available without the Corporation’s initial equity participation.
While it is often our intention in these arrangements that the Corporation’s direct participation be of a temporary nature, we may be unable to syndicate, assign or transfer our interest as we intended and therefore may be required to take or keep ownership of an asset for an extended period. This would increase the amount of our own capital deployed to certain assets and could have an adverse impact on our liquidity, which may reduce our ability to pursue further acquisitions or meet other financial commitments.
i)    Interest Rates
Rising interest rates could increase our interest costs and adversely affect our financial performance.
A number of our long-life assets are interest rate sensitive. Increases in interest rates will, other things being equal, decrease the value of an asset by reducing the present value of the cash flows expected to be produced by such asset. As the value of an asset declines as a result of interest rate increases, certain financial and other covenants under credit agreements governing such
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asset could be breached, even if we have satisfied and continue to satisfy our payment obligations thereunder. Such a breach could result in negative consequences on our financial performance and results of operations.
Additionally, any of our debt or preferred shares that are subject to variable interest rates, either as an obligation with a variable interest rate or as an obligation with a fixed interest rate that resets into a variable interest rate in the future, are subject to interest rate risk. Further, the value of any debt or preferred share that is subject to a fixed interest rate will be determined based on the prevailing interest rates and, accordingly, this type of debt or preferred share is also subject to interest rate risk.
In addition, interest rates currently remain at low levels in many jurisdictions in which we operate. These rates may remain relatively low, but they may rise significantly at some point in the future, either gradually or abruptly. A sudden or unexpected increase in interest rates may cause certain market dislocations that could negatively impact our financial performance. Interest rate increases would also increase the amount of cash required to service our obligations and our earnings could be adversely impacted as a result thereof.
The Financial Conduct Authority in the U.K. has announced that it will cease to compel banks to participate in LIBOR after 2021. LIBOR is widely used as a benchmark rate around the world for derivative financial instruments, bonds, and other floating-rate instruments. This change to the administration of LIBOR, and any other reforms to benchmark interest rates, could create risks and challenges for us, the entities that we manage, and our portfolio companies. For example, the gradual elimination of LIBOR rates may have an impact on over-the-counter derivative transactions including potential contract repricing. In addition, the discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes.
j)    Human Capital
Ineffective maintenance of our culture, or ineffective management of human capital could adversely impact our asset management business and financial performance.
Our ability to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees. Our senior management team has a significant role in our success and oversees the execution of our value investing strategy. If we are unable to attract and retain qualified employees this could limit our ability to compete successfully and achieve our business objectives, which could negatively impact our business, financial condition and results of operations.
Our ability to retain and motivate our management team, attract suitable replacements should any members of our management team leave, or attract new investment professionals as our business grows, is dependent on, among other things, the competitive nature of the employment market and the career opportunities and compensation that we can offer. In all of our markets, we face intense competition in connection with the attraction and retention of qualified employees.
We may experience departures of key professionals in the future. We cannot predict the impact that any such departures will have on our ability to achieve our objectives. Our senior management team possesses substantial experience and expertise and has strong business relationships with investors in our managed entities and other members of the business communities and industries in which we operate. As a result, the loss of these personnel could jeopardize our relationships with investors in our managed entities and other members of the business communities and industries in which we operate and result in the reduction of our assets under management or fewer investment opportunities. Accordingly, the loss of services from key professionals or a limitation in their availability could adversely impact our financial condition and cash flow. Furthermore, such a loss could be negatively perceived in the capital markets.
Additionally, the departure of certain individuals could trigger certain “key person” provisions in the documentation governing certain of our private funds, which would permit the limited partners of those funds to suspend or terminate the funds’ investment periods or withdraw their capital prior to the expiration of the applicable lock-up date. Our key person provisions vary by both strategy and fund and, with respect to each strategy and fund, are typically tied to multiple individuals, meaning that it would require the departure of more than one individual to trigger the key person provisions. Our human capital risks may be exacerbated by the fact that we do not maintain any key person insurance.
The conduct of our businesses and the execution of our strategy rely heavily on teamwork. Our continued ability to respond promptly to opportunities and challenges as they arise depends on co-operation and co-ordination across our organization and our team-oriented management structure, which may not materialize in the way we expect.
A portion of the workforce in some of our businesses is unionized. If we are unable to negotiate acceptable collective bargaining agreements with any of our unions as existing agreements expire we could experience a work stoppage, which could result in a significant disruption to the affected operations, higher ongoing labor costs and restrictions on our ability to maximize the efficiency of our operations, all of which could have an adverse effect on our financial results.
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k)    Geopolitical
Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our investments.
We are subject to geopolitical uncertainties in all jurisdictions in which we operate. We make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose us to additional risks not typically associated with investing in North America. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new or existing markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of our major markets and in other parts of the world in which we conduct business from factors such as political conflict, income inequality, refugee migration, terrorism, the potential break-up of political-economic unions (or the departure of a union member – e.g., Brexit) and political corruption; the materialization of one or more of these risks could negatively affect our financial performance.
On January 31, 2020, the U.K. formally left the EU. Following its withdrawal from the EU, the U.K. entered into a transition period, during which EU law continued to apply in the U.K. while the U.K. government and the EU negotiated the terms of their future relationship. The transition period ended on December 31, 2020, and EU law no longer applies in the U.K. The U.K. and the EU have agreed to a trade and cooperation agreement pursuant to which there will be no tariffs or quotas on goods traded between the U.K. or the EU. However, services are not comprehensively covered in the agreement and negotiations are ongoing in relation to provision of financial services in particular. It is difficult to predict what the future economic, tax, fiscal, legal, regulatory and other implications will be for the asset management industry, the broader European and global financial markets generally. While we have not experienced any material financial impact from Brexit on our business to date, we cannot predict its future implications and it may result in increased legal and regulatory complexities, as well as potentially higher costs of conducting business in Europe, which may adversely affect our financial position, results of operations or cash flows.
Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies, including protectionist policies, or personnel; (ii) changes in general economic or social conditions, including as a result of COVID-19; (iii) restrictions on currency transfer or convertibility; (iv) changes in labor relations; (v) political instability and civil unrest; (vi) less developed or efficient financial markets than in North America; (vii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (viii) less government supervision and regulation; (ix) a less developed legal or regulatory environment; (x) heightened exposure to corruption risk; (xi) political hostility to investments by foreign investors; (xii) less publicly available information in respect of companies in non-North American markets; (xiii) adversely higher or lower rates of inflation; (xiv) higher transaction costs; (xv) difficulty in enforcing contractual obligations and expropriation or confiscation of assets; and (xvi) fewer investor protections.
In addition to the risks noted above, as a result of the rapid spread of COVID-19, many governments have imposed restrictions on business activity and travel. Refer to Catastrophic Event/Loss, Climate Change, and Terrorism on pages 105 and 106.
Unforeseen political events in markets where we have significant investors and/or where we own and operate assets or may look to for further growth of our businesses, such as the U.S., Canadian, Brazilian, Australian, European, Middle Eastern and Asian markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with our investors, customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of the British pound and the Euro relative to the U.S. dollar. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting us and our managed entities could be exacerbated by near-term political events, including those in the U.S., Canada, Brazil, Europe, Middle East, Australia, Asia and elsewhere.
l)    Economic Conditions
Unfavorable economic conditions or changes in the industries in which we operate could adversely impact our financial performance.
We are exposed to local, regional, national and international economic conditions and other events and occurrences beyond our control, including, but not limited to, the following: credit and capital market volatility; business investment levels; government spending levels; consumer spending levels; changes in laws, rules or regulations; trade barriers; commodity prices; currency exchange rates and controls; national and international political circumstances (including wars, terrorist acts, or security operations); catastrophic events (including pandemics/epidemics such as COVID-19, earthquakes, tornadoes, or floods);
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changes in interest rates; inflation rates; the rate and direction of economic growth; and general economic uncertainty. On a global basis, certain industries and sectors have created capacity that anticipated higher growth, which has caused volatility across all markets, including commodity markets, which may have a negative impact on our financial performance. Unfavorable economic conditions could affect the jurisdictions in which our entities are formed and where we own assets and operate businesses, and may cause a reduction in: (i) securities prices; (ii) the liquidity of investments made by us and our managed entities; (iii) the value or performance of the investments made by us and our managed entities; and (iv) the ability of us and our managed entities to raise or deploy capital, each of which could adversely impact our financial condition.
In general, a decline in economic conditions, either in the markets or industries in which we participate, or both, will result in downward pressure on our operating margins and asset values as a result of lower demand and increased price competition for the services and products that we provide. In particular, given the importance of the U.S. to our operations, an economic downturn in this market could have a significant adverse effect on our operating margins and asset values.
Many of our private funds have a finite life that may require us to exit an investment made in a fund at an inopportune time. Volatility in the exit markets for these investments, increasing levels of capital required to finance companies to exit and rising enterprise value thresholds to go public or complete a strategic sale can all contribute to the risk that we will not be able to exit a private fund investment successfully. We cannot always control the timing of our private fund investment exits or our realizations upon exit.
If global economic conditions deteriorate, our investment performance could suffer, resulting in, for example, the payment of less or no carried interest to us. The payment of less or no carried interest to us could cause our cash flow from operations to decrease, which could materially adversely affect our liquidity position and the amount of cash we have on hand to conduct our operations. A reduction in our cash flow from operations could, in turn, require us to rely on other sources of cash such as the capital markets which may not be available to us on acceptable terms, or debt and other forms of leverage.
In addition, in an economic downturn, there is an increased risk of default by counterparties to our investments and other transactions. In these circumstances, it is more likely that such transactions will fail or perform poorly, which may in turn have a material adverse effect on our business, results of operation and financial condition.
m)    Catastrophic Event/Loss, Climate Change, and Terrorism
Catastrophic events (or combination of events), such as earthquakes, tornadoes, floods, pandemics/epidemics such as COVID-19, terrorism/sabotage, or fire, could adversely impact our financial performance.
Our assets under management could be exposed to effects of catastrophic events, such as severe weather conditions, natural disasters, major accidents, pandemics/epidemics such as COVID-19, acts of malicious destruction, sabotage, war or terrorism, which could materially adversely impact our operations.
A local, regional, national or international outbreak of a contagious disease, such as COVID-19 which has spread across the globe at a rapid pace impacting global commercial activity and travel, may adversely affect trade and global and local economies, and could negatively impact clients and our businesses.
In March 2020, the World Health Organization declared a global pandemic related to COVID-19. COVID-19 has spread globally, and actions taken in response to COVID-19 by government authorities across various geographies in which the company owns and operates investments have interrupted business activities and supply chains; disrupted travel; contributed to significant volatility in the financial markets and lower interest rates; impacted social conditions; and adversely impacted local, regional, national and international economic conditions, as well as the labor market. As a result of the rapid spread of COVID-19, many companies and various governments have imposed restrictions on business activity and travel which may continue and could expand. To date, there have been restrictions on the conduct of business in many jurisdictions and the global movement of people and certain goods. Responses have included mandatory temporary closure of, or imposed limitations on, the operations of certain non-essential properties and businesses including office properties and retail malls and associated businesses which operate within these properties such as retailers and restaurants. In addition, shelter-in-place mandates and severe travel restrictions have had an adverse impact on consumer spending and demand. Governments and central banks around the world have enacted fiscal and monetary stimulus measures to counteract the effects of the COVID-19 pandemic and various other response measures, however, the overall magnitude and long-term effectiveness of these actions remain uncertain. Our asset management operations, as well as many of our portfolio companies, continue to operate in accordance with their business continuity plans and local restrictions, including, in many instances, with employees continuing to work remotely. Business has slowed around the globe including in certain of our operations, such as our malls, and there can be no assurance that strategies to address potential disruptions in operations will mitigate the adverse impacts related to the outbreak.
Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of this coronavirus outbreak, including any responses to it, will be on the global economy, our clients, and our businesses or for how long disruptions are likely to continue. The company continues to closely monitor developments related
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to the pandemic in light of the economic environment. The longer-term impacts of the restrictions will depend on future developments, which are highly uncertain, constantly evolving and difficult to predict. These impacts may differ in magnitude depending on a number of scenarios, which we continue to monitor and take into consideration in our decision making as we continue to assess medium to long-term impacts. Additional actions may be taken to contain COVID-19 or treat its impact, such as re-imposing previously lifted measures or putting in place additional restrictions. The pace, availability, distribution and acceptance of effective vaccines could also affect the impact of COVID-19. Such developments, depending on their nature, duration, and intensity, could have a material adverse effect on our business, financial position, results of operations or cash flows.
In addition, a pandemic affecting our employees or employees of Brookfield Asset Management that provide services to us under the Administration Agreement, the employees of our subsidiaries, reinsurers, if any, or the employees of other companies with which we do business could disrupt our business operations. The effectiveness of external parties, including governmental and non-governmental organizations, in combating the spread and severity of such a pandemic could have a material impact on the adverse effects we experience. These events, which are beyond our control, could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.
Turbulence in the financial markets due to the spread of COVID-19 may limit our ability to access the credit or equity markets. Moreover, changes in interest rates, reduced liquidity or a continued slowdown in global economic conditions may also adversely affect our business, financial condition, results of operations, liquidity or prospects. If we were to decide in the future to raise capital through equity financings, the interest of our shareholders may be diluted, and the securities we issue may have rights, preferences and privileges that are senior to those of our common shares. Further, extreme market volatility may leave us unable to react to market events in a prudent manner consistent with our historical practices in dealing with more orderly markets.
The global spread of COVID-19, or future public health crises, epidemics or pandemics could materially and adversely affect our results of operations and financial condition due to the disruptions to commerce, reduced economic activity and other unforeseen consequences of a pandemic that are beyond our control.
Ongoing changes to the physical climate in which we operate may have an impact on our businesses. Changes in weather patterns or extreme weather (such as floods, hurricanes and other storms) may impact hydrology and/or wind levels, thereby influencing power generation levels, affect other of our businesses or damage our assets. Further, rising sea levels could, in the future, affect the value of any low-lying coastal real assets that we may own or develop, result in the imposition of new property taxes or increase property insurance rates. Climate change may also give rise to changes in regulations and consumer sentiment that could have a negative impact on our operations by increasing the costs of operating our business or reducing demand for our products and services. The adverse effects of climate change and related regulation at provincial or state, federal and international levels could have a material adverse effect on our business, financial position, results of operations or cash flows.
Our commercial office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be threatened by terrorist attacks or acts of war. Furthermore, many of our properties consist of high-rise buildings which may also be subject to this actual or perceived threat. The perceived threat of a terrorist attack or outbreak of war could negatively impact our ability to lease office space in our real estate portfolio. Renewable power and infrastructure assets such as roads, railways, power generation facilities and ports, may also be targeted by terrorist organizations or in acts of war. Any damage or business interruption costs as a result of uninsured or underinsured acts of terrorism or war could result in a material cost to us and could adversely affect our business, financial condition or results of operation. Adequate terrorism insurance may not be available at rates we believe to be reasonable in the future. These risks could be heightened by foreign policy decisions of the U.S. (where we have significant operations) and other influential countries or general geopolitical conditions.
Additionally, our businesses rely on free movement of goods, services, and capital from around the globe. Any slowdown in international investment, business, or trade as a result of catastrophic events, including COVID-19, also could have a material adverse effect on our business, financial position, results of operations or cash flows.
n)    Tax
Reassessments by tax authorities or changes in tax laws could create additional tax costs for us.
Our structure is based on prevailing taxation law and practice in the local jurisdictions in which we operate. Any change in tax policy, tax legislation (including in relation to taxation rates), the interpretation of tax policy or legislation or practice in these jurisdictions could adversely affect the return we earn on our investments, the level of capital available to be invested by us or our managed entities and the willingness of investors to invest in our managed entities. This risk would include any
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reassessments by tax authorities on our tax returns if we were to incorrectly interpret or apply any tax policy, legislation or practice.
Taxes and other constraints that would apply to our operating entities in such jurisdictions may not apply to local institutions or other parties such as state-owned enterprises, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing acquisitions. There are a number of factors that could increase our effective tax rates, which would have a negative impact on our net income, including, but not limited to, changes in the valuation of our deferred tax assets and liabilities and any reassessment of taxes by a taxation authority.
Governments around the world are increasingly seeking to regulate multinational companies and their use of differential tax rates between jurisdictions. This effort includes a greater emphasis by various nations to co-ordinate and share information regarding companies and the taxes they pay. Governmental taxation policies and practices could adversely affect us and, depending on the nature of such policies and practices, could have a greater impact on us than on other companies. As a result of this increased focus on the use of tax planning by multinational companies, our tax planning could be subject to negative media coverage which may adversely impact our reputation.
The Corporation endeavors to be considered a “qualified foreign corporation” for U.S. federal income tax purposes and for the Corporation’s dividends to therefore be considered generally eligible for “qualified dividend” treatment in the U.S. Whether dividends paid by the Corporation will in fact be treated as “qualified dividends” for U.S. federal income tax purposes for a particular shareholder of the Corporation will depend on that shareholder’s specific circumstances, including, but not limited to, the shareholder’s holding period for shares of the Corporation on which dividends are received. The Corporation provides no assurances that any or all of its dividends paid to shareholders will be treated as “qualified dividends” for U.S. federal income tax purposes.
o)    Financial Reporting and Disclosures
Deficiencies in our public company financial reporting and disclosures could adversely impact our reputation.
As we expand the size and scope of our business, there is a greater susceptibility that our financial reporting and other public disclosure documents may contain material misstatements and that the controls we maintain to attempt to ensure the complete accuracy of our public disclosures may fail to operate as intended. The occurrence of such events could adversely impact our reputation and financial condition. In addition, we disclose certain metrics that do not have standardized meaning and are based on our own methodologies and assumptions, and which may not properly convey the information they purport to reflect.
Management is responsible for establishing and maintaining adequate internal controls over financial reporting to give our stakeholders assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, the process for establishing and maintaining adequate internal controls over financial reporting has inherent limitations, including the possibility of human error. Our internal controls over financial reporting may not prevent or detect misstatements in our financial disclosures on a timely basis, or at all. Some of these processes may be new for certain subsidiaries in our structure and in the case of acquisitions may take time to be fully implemented.
Our disclosure controls and procedures are designed to provide assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified. Our policies and procedures governing disclosures may not ensure that all material information regarding us is disclosed in a proper and timely fashion, or that we will be successful in preventing the disclosure of material information to a single person or a limited group of people before such information is generally disseminated.
p)    Health, Safety and the Environment
Inadequate or ineffective health and safety programs could result in injuries to employees or the public and, as with ineffective management of environmental and sustainability issues, could damage our reputation, adversely impact our financial performance and may lead to regulatory action.
The ownership and operation of some of the assets held in our portfolio companies carry varying degrees of inherent risk or liability related to worker health and safety and the environment, including the risk of government-imposed orders to remedy unsafe conditions and contaminated lands and potential civil liability. Compliance with health, safety and environmental standards and the requirements set out in the relevant licenses, permits and other approvals obtained by the portfolio companies is crucial.
Our portfolio companies have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental standards, to obtain and comply with licenses, permits and other approvals, and to assess and manage potential liability exposure. Nevertheless, they may be unsuccessful in obtaining or maintaining an important license,
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permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters, any of which could have a material adverse effect on us.
Health, safety and environmental laws and regulations can change rapidly and significantly, and we and/or our portfolio companies may become subject to more stringent laws and regulations in the future. The occurrence of any adverse health, safety or environmental event, or any changes, additions to, or more rigorous enforcement of, health, safety and environmental standards, licenses, permits or other approvals could have a significant impact on operations and/or result in material expenditures.
Owners and operators of real assets may become liable for the costs of removal and remediation of certain hazardous substances released or deposited on or in their properties, or at other locations regardless of whether or not the owner and operator caused the release or deposit of such hazardous materials. These costs could be significant and could reduce cash available for our businesses. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our assets or to borrow using these assets as collateral, and could potentially result in claims or other proceedings.
Certain of our businesses are involved in using, handling or transporting substances that are toxic, combustible or otherwise hazardous to the environment and may be in close proximity to environmentally sensitive areas or densely populated communities. If a leak, spill or other environmental incident occurred, it could result in substantial fines or penalties being imposed by regulatory authorities, revocation of licenses or permits required to operate the business, the imposition of more stringent conditions in those licenses or permits or legal claims for compensation (including punitive damages) by affected stakeholders.
There is increasing stakeholder interest in environment, social and governance (“ESG”) factors and how they are managed. ESG factors include climate change, human capital and labor management, corporate governance, gender diversity and privacy and data security, among others. Increasingly, investors and lenders are incorporating ESG factors into their investment or lending process, respectively, alongside traditional financial considerations. Investors or potential investors in our managed entities or in Brookfield may not invest given certain industries in which we operate. If we are unable to successfully integrate ESG factors into our practices, we may incur a higher cost of capital or lower interest in our debt and/or equity securities.
Global ESG challenges such as carbon footprints, privacy and data security, demographic shifts and regulatory pressures are introducing new risk factors for us that we may not have dealt with previously. If we are unable to successfully manage our ESG compliance, this could have a negative impact on our reputation and our ability to raise future public and private capital, and could be detrimental to our economic value and the value of our managed entities.
q)    Data Security, Privacy, and Cyber-Terrorism
Failure to maintain the security of our information and technology systems could have a material adverse effect on us.
We rely on certain information and technology systems, including the systems of others with whom we do business, which may be subject to security breaches or cyber-terrorism intended to obtain unauthorized access to proprietary information or personally identifiable information, destroy data or disable, degrade or sabotage these systems, through the introduction of computer viruses, fraudulent emails, cyber-attacks or other means. Such acts of cyber-terrorism could originate from a variety of sources including our own employees or unknown third parties. In the ordinary course of our business, we collect and store sensitive data, including personally identifiable information of our employees and our clients. Data protection and privacy rules have become a focus for regulators globally. For instance, the European General Data Protection Regulation (“GDPR”) amended data protection rules for individuals that are residents of the EU. GDPR imposes more stringent rules and greater penalties for non-compliance, which could have an adverse effect on our business.
Although we take various measures to ensure the integrity of our systems and to safeguard against failures or security breaches, there can be no assurance that these measures will provide adequate protection, and a compromise in these systems could go undetected for a significant period of time. If these information and technology systems are compromised, we could suffer a disruption in one or more of our businesses and experience, among other things, financial loss; a loss of business opportunities; misappropriation or unauthorized release of confidential or personal information; damage to our systems and those with whom we do business; violations of privacy and other laws, litigation, regulatory penalties or remediation and restoration costs (particularly in light of increased regulatory focus on cyber-security by regulators around the world); as well as increased costs to maintain our systems. This could have a negative impact on our operating results and cash flows and result in reputational damage.
r)    Dependence on Information Technology Systems
The failure of our information technology systems, or those of our third-party service providers, could adversely impact our reputation and financial performance.
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We operate in businesses that are dependent on information systems and technology, and we rely on third-party service providers to manage certain aspects of our businesses, including for certain information systems and technology, data processing systems, and the secure processing, storage and transmission of information. In particular, our financial, accounting and communications processes are all conducted through data processing systems. Our information technology and communications systems and those of our third-party service providers are vulnerable to damages or disruption from fire, power loss, telecommunications failure, system malfunctions, natural disasters, acts of war or terrorism, employee errors or malfeasance, computer viruses, cyber-attacks or other events which are beyond our control.
Our information systems and technology and those of our third-party vendors may not continue to be able to accommodate our growth and the cost of maintaining such systems may increase from its current level, either of which could have a material adverse effect on us.
Any interruption or deterioration in the performance or failures of the information systems and technology that are necessary for our businesses, including for business continuity purposes, could impair the quality of our operations and could adversely affect our business, financial condition and reputation.
s)    Litigation
We and our affiliates may become involved in legal disputes in Canada, the U.S. and internationally that could adversely impact our financial performance and reputation.
In the normal course of our operations, we become involved in various legal actions, including claims relating to personal injury, property damage, property taxes, land rights and contract and other commercial disputes. The investment decisions we make in our asset management business and the activities of our investment professionals on behalf of the portfolio companies of our managed entities may subject us, our managed entities and our portfolio companies to the risk of third-party litigation. Further, we have significant operations in the U.S. which may, as a result of the prevalence of litigation in the U.S., be more susceptible to legal action than certain of our other operations.
Management of our litigation matters is generally handled by legal counsel in the business unit most directly impacted by the litigation, and not by a centralized legal department. As a result, the management of litigation that we face may not always be appropriate or effective.
The final outcome with respect to outstanding, pending or future litigation cannot be predicted with certainty, and the resolution of such actions may have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. Any litigation may consume substantial amounts of our management’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation. Even if ultimately unsuccessful against us, any litigation has the potential to adversely affect our business, including by damaging our reputation.
t)    Insurance
Losses not covered by insurance may be large, which could adversely impact our financial performance.
We carry various insurance policies on our assets. These policies contain policy specifications, limits and deductibles that may mean that such policies do not provide coverage or sufficient coverage against all potential material losses. We may also self-insure a portion of certain of these risks, and therefore the company may not be able to recover from a third-party insurer in the event that the company, if it had asset insurance coverage from a third party, could make a claim for recovery. There are certain types of risk (generally of a catastrophic nature such as war or environmental contamination) that are either uninsurable or not economically insurable. Further, there are certain types of risk for which insurance coverage is not equal to the full replacement cost of the insured assets. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations.
We also carry directors’ and officers’ liability insurance (D&O insurance) for losses or advancement of defense costs in the event a legal action is brought against the company’s directors, officers or employees for alleged wrongful acts in their capacity as directors, officers or employees. Our D&O insurance contains certain customary exclusions that may make it unavailable for the company in the event it is needed; and in any case our D&O insurance may not be adequate to fully protect the company against liability for the conduct of its directors, officers or employees. We may also self-insure a portion of our D&O insurance, and therefore the company may not be able to recover from a third-party insurer in the event that the company, if it had D&O insurance from a third-party insurer, could make a claim for recovery.
For economic efficiency and other reasons, the Corporation and its affiliates may enter into insurance policies as a group which are intended to provide coverage for the entire group. Where group policies are in place, any payments under such policy could have a negative impact on other entities covered under the policy as they may not be able to access adequate insurance in the event it is needed. While management attempts to design coverage limits under group policies to ensure that all entities covered
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under a policy have access to sufficient insurance coverage, there are no guarantees that these efforts will be effective in obtaining this result.
u)    Credit and Counterparty Risk
Inability to collect amounts owing to us could adversely impact financial performance.
Third parties may not fulfill their payment obligations to us, which could include money, securities or other assets, thereby impacting our operations and financial results. These parties include deal and trading counterparties, governmental agencies, portfolio company customers and financial intermediaries. Third parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, general economic conditions or other reasons.
We have business lines whose models are to earn investment returns by loaning money to distressed companies, either privately or via an investment in publicly traded debt securities. As a result, we actively take heightened credit risk in other entities from time to time and whether we realize satisfactory investment returns on these loans is uncertain and may be beyond our control. If some of these debt investments fail, our financial performance could be negatively impacted.
Investors in our private funds make capital commitments to these vehicles through the execution of subscription agreements. When a private fund makes an investment, these capital commitments are then satisfied by our investors via capital contributions. Investors in our private funds may default on their capital commitment obligations, which could have an adverse impact on our earnings or result in other negative implications to our businesses such as the requirement to redeploy our own capital to cover such obligations. This impact would be magnified if the investor that does so is in multiple funds.
v)    Information Barriers
Information barriers may give rise to certain conflicts and risks and investment teams managing the activities of businesses that operate on opposite sides of an information barrier will not be aware of, and will not have the ability to manage, such conflicts and risks.
Certain businesses within our asset management operations operate largely independently of one another pursuant to an information barrier. The information barrier restricts businesses on opposite sides from coordinating or consulting with one another with respect to investment activities and/or decisions. Accordingly, these businesses manage their investment operations independently of each other. The investment activities and decisions made by a business on one side of an information barrier are not expected to be subject to any internal approvals by any person who would have knowledge and/or decision-making control of the investment activities and decisions made by a business on the other side of the information barrier. This absence of coordination and consultation will give rise to certain conflicts and risks in connection with the activities of the businesses within our asset management operations and their portfolio companies, and make it more difficult to mitigate, ameliorate or avoid such situations. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities, (ii) the pursuit by a business on one side of the information barrier of investment opportunities suitable for a business on the other side of the information barrier, without making such opportunities available to such business, and (iii) the formation or establishment of new strategies or products that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact the strategies or products of our businesses operating on the other side of the information barrier. Investment teams managing the activities of businesses that operate on opposite sides of an information barrier are not expected to be aware of, and will not have the need or ability to manage, such conflicts which may impact the investment strategy, performance, and investment returns of certain businesses within our asset management operations and their portfolio companies.
The asset management businesses that operate on opposite sides of an information barrier are likely to be deemed affiliates for purposes of certain laws and regulations notwithstanding that such businesses may be operationally independent from one another. The information barrier does not eliminate the requirement that such businesses aggregate certain investment holdings for certain securities laws and other regulatory purposes. This may result in, among other things, earlier public disclosure of investments; restrictions on transactions (including the ability to make or dispose of certain investments at certain times); potential short-swing profit disgorgement; penalties and/or regulatory remedies; or adverse effects on the prices of investments for our asset management businesses that operate on the other side of such information barrier.
Although these information barriers were implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements applicable to our asset management business, we may decide, at any time and without notice to our company or our shareholders, to remove or modify the information barriers within our asset management business. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls. In the event that the information barrier is removed or modified, it would be expected that we will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of the investment activities of those businesses that previously operated on opposite sides of an information barrier.
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The breach or failure of our information barriers could result in the sharing of material non-public information between asset management businesses that operate on opposite sides of an information barrier, which may restrict the acquisition or disposition activities of one of our businesses and ultimately impact the returns generated for our investors. In addition, any such breach or failure could also result in potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. Any inadvertent trading on material non-public information, or perception of trading on material non-public information by one of our businesses or our personnel, could have a significant adverse effect on our reputation, result in the imposition of regulatory or financial sanctions, and negatively impact our ability to raise third-party capital and provide investment management services to our clients, all of which could result in negative financial impact to our investment activities.
w)    Real Estate
We face risks specific to our real estate activities.
We invest in commercial properties and are therefore exposed to certain risks inherent in the commercial real estate business. Commercial real estate investments are subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage capital), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.
Certain expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made whether or not a property is producing sufficient income to service these expenses. Our commercial properties are typically subject to mortgages which require debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.
Continuation of rental income is dependent on favorable leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. It is possible that we may face a disproportionate amount of space expiring in any one year. Additionally, rental rates could decline, tenant bankruptcies could increase and tenant renewals may not be achieved, particularly in the event of an economic slowdown.
Our real estate business operates in industries or geographies impacted by COVID-19. Many of these are facing financial and operational hardships due to COVID-19 and responses to it. Adverse impacts on our business may include:
•a complete or partial closure of, or other operational issues at, one or more of our properties resulting from government or tenant action;
•a slowdown in business activity may severely impact our tenants' businesses, financial condition and liquidity and may cause one or more of our tenants to be unable to fund their business operations, meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations;
•an increase in re-leasing timelines, potential delays in lease-up of vacant space and the market rates at which such lease will be executed;
•reduced economic activity could result in a prolonged recession, which could negatively impact consumer discretionary spending; and
•expected completion dates for our development and redevelopment projects may be subject to delay as a result of local economic conditions that may continue to be disrupted as a result of the COVID-19 pandemic.
Our retail real estate operations are susceptible to any economic factors that have a negative impact on consumer spending. Lower consumer spending would have an unfavorable effect on the sales of our retail tenants, which could result in their inability or unwillingness to make all payments owing to us, and on our ability to keep existing tenants and attract new tenants. Significant expenditures associated with each equity investment in real estate assets, such as mortgage payments, property taxes and maintenance costs, are generally not reduced when there is a reduction in income from the investment, so our income and cash flow would be adversely affected by a decline in income from our retail properties. In addition, low occupancy or sales at our retail properties, as a result of competition or otherwise, could result in termination of or reduced rent payable under certain of our retail leases, which could adversely affect our retail property revenues.
Our hospitality and multifamily businesses are subject to a range of operating risks common to these industries. The profitability of our investments in these industries may be adversely affected by a number of factors, many of which are outside our control. For example, our hospitality business faces risks relating to climate change; hurricanes, earthquakes, tsunamis, and other natural and man-made disasters; the potential spread of contagious diseases such as COVID-19; and insect infestations more common to rental accommodations. Such factors could limit or reduce the demand for or the prices our hospitality
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properties are able to obtain for their accommodations or could increase our costs and therefore reduce the profitability of our hospitality businesses. There are numerous housing alternatives which compete with our multifamily properties, including other multifamily properties as well as condominiums and single-family homes. This competitive environment could have a material adverse effect on our ability to lease apartment homes at our present properties or any newly developed or acquired real estate, as well as on the rents realized.
x)    Renewable Power
We face risks specific to our renewable power activities.
Our renewable power operations are subject to changes in the weather, hydrology and price, but also include risks related to equipment or dam failure, counterparty performance, water rental costs, land rental costs, changes in regulatory requirements and other material disruptions.
The revenues generated by our power facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows, wind, irradiance and other elements beyond our control. Hydrology, wind and irradiance levels vary naturally from year to year and may also change permanently because of climate change or other factors. It is therefore possible that low water, wind and irradiance levels at certain of our power generating operations could occur at any time and potentially continue for indefinite periods.
A portion of our renewable power revenue is tied, either directly or indirectly, to the wholesale market price for electricity, which is impacted by a number of external factors beyond our control. Additionally, a portion of the power we generate is sold under long-term power purchase agreements, shorter-term financial instruments and physical electricity contracts which are intended to mitigate the impact of fluctuations in wholesale electricity prices; however, they may not be effective in achieving this outcome. Certain of our power purchase agreements will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us.
In our renewable power operations there is a risk of equipment failure due to wear and tear, latent defect, design error or operator error, among other things. The occurrence of such failures could result in a loss of generating capacity and repairing such failures could require the expenditure of significant capital and other resources. Failures could also result in exposure to significant liability for damages due to harm to the environment, to the public generally or to specific third parties.
In certain cases, some catastrophic events may not excuse us from performing our obligations pursuant to agreements with third parties and we may be liable for damages or suffer further losses as a result.
Our ability to develop greenfield renewable power projects in our development pipeline may be affected by a number of factors, including the ability to secure approvals, licenses and permits and the ability to secure a long-term power purchase agreement or other sales contracts on reasonable terms. The development of our pipeline of greenfield renewable power projects is also subject to environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance.
y)    Infrastructure
We face risks specific to our infrastructure activities.
Our infrastructure operations include utilities, transport, midstream, data, timberlands and agriculture operations. Our infrastructure assets include toll roads, telecommunication towers, electricity transmission systems, terminal operations, electricity and gas distribution companies, rail networks, ports and data centers. The principal risks facing the regulated and unregulated businesses comprising our infrastructure operations relate to government regulation, general economic conditions and other material disruptions, counterparty performance, capital expenditure requirements and land use.
Many of our infrastructure operations are subject to forms of economic regulation, including with respect to revenues. If any of the respective regulators in the jurisdictions in which we operate decide to change the tolls or rates we are allowed to charge, or the amounts of the provisions we are allowed to collect, we may not be able to earn the rate of return on our investments that we had planned, or we may not be able to recover our initial cost.
General economic conditions affect international demand for the commodities handled and services provided by our infrastructure operations and the goods produced and sold by our timberlands and agriculture businesses. A downturn in the economy generally, including as a result of the current pandemic resulting from COVID-19, or specific to any of our infrastructure businesses, may lead to a reduction in volumes, bankruptcies or liquidations of one or more large customers, which could reduce our revenues, increase our bad debt expense, reduce our ability to make capital expenditures or have other adverse effects on us.
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Some of our infrastructure operations have customer contracts as well as concession agreements in place with public and private sector clients. Our operations with customer contracts could be adversely affected by any material change in the assets, financial condition or results of operations of such customers. Protecting the quality of our revenue streams through the inclusion of take-or-pay or guaranteed minimum volume provisions into our contracts, is not always possible or fully effective.
Our infrastructure operations may require substantial capital expenditures to maintain our asset base. Any failure to make necessary expenditures to maintain our operations could impair our ability to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover investments in capital expenditures based upon the rates our operations are able to charge.
z)    Private Equity
We face risks specific to our private equity activities.
The principal risks for our private equity businesses are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital. Our private equity platform is exposed to industrial, business services and infrastructure services businesses, many of which can be cyclical and/or illiquid and therefore may be difficult to monetize at our discretion, limiting our flexibility to react to changing economic or investment conditions. In addition, increasingly we have certain private equity businesses that provide goods and services directly to consumers across a variety of industries. These businesses are prone to greater liabilities, as well as reputational, litigation and other risks by virtue of being more public-facing and reliant on their ability to develop and preserve consumer relationships and achieve consumer satisfaction.
Unfavorable economic conditions, including those driven by the impact of the ongoing COVID-19 pandemic, could negatively impact the ability of investee companies to repay debt. Even with our support, such adverse economic conditions facing our investee companies may adversely impact the value of our investments or deplete our financial or management resources. These investments are also subject to the risks inherent in the underlying businesses, some of which are facing difficult business conditions and may continue to do so for the foreseeable future. These risks are compounded by recent growth, as new acquisitions have increased the scale and scope of our operations, including in new geographic areas and industry sectors, and we may have difficulty managing these additional operations.
We may invest in companies that are experiencing significant financial or business difficulties, including companies involved in work-outs, liquidations, spin-offs, reorganizations, bankruptcies and similar transactions. Such an investment entails the risk that the transaction will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which may be less than the purchase price of the securities in respect of which such distribution is received. In addition, if an anticipated transaction does not occur, we may be required to sell our investment at a loss. Investments in businesses we target may become subject to legal and/or regulatory proceedings and our investment may be adversely affected by external events beyond our control, leading to legal, indemnification or other expenses.
We have several companies that operate in the highly competitive service industry. A wide variety of micro and macroeconomic factors affecting our clients and over which we have no control can impact how these companies operate. For example, our Canadian residential mortgage insurance services business is subject to significant regulation and may be adversely affected by changes in government policy. In addition, the majority of the revenue from our Australian health services business is derived from private health insurance funds, which may be affected by a deterioration in the economic climate, a change in economic incentives, increases in private health insurance premiums, any sudden changes in Australia’s disease burden (including as a result of the impact of COVID-19) and other factors. In addition, alternative technologies in the health care industry could impact the demand for, or use of, our services and could impair or eliminate the competitive advantage of our businesses in this industry.
Our infrastructure services operations include companies in nuclear servicing, marine transportation and scaffolding services. The nuclear power generation industry is politically sensitive and opposition to particular projects could lead to increased regulation and/or more onerous operating requirements that negatively impact our nuclear servicing business. A future accident at a nuclear reactor could result in the shutdown of existing plants or impact the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators. Accidents, terrorism, natural disasters or other incidents occurring at nuclear facilities or involving shipments of nuclear materials could reduce the demand for nuclear services. Marine transportation and oil production is inherently risky, particularly in the extreme conditions in which many of our vessels operate. An incident involving significant loss of product or environmental contamination by any of our vessels could harm our reputation and business. Our scaffolding services business is subject to the risks inherent to construction operations, including risks relating to seasonal fluctuations in the demand for our services, a dependence on labor and performance being materially impacted by a lack of availability of labor force or increases in the cost of labor available, and operational hazards that could result in personal injury or death, work stoppage or serious property and equipment damage.
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We have industrial operations that are substantially dependent upon the prices we receive for the resources we produce. Those prices depend on factors beyond our control, and commodity price declines can have a significant negative impact on these operations. Sustained depressed levels, declines or high volatility of the price of resources such as lead, oil, gas and limestone, as well as changes in the industries upon which our industrial operations are dependent, including the automotive, water, wastewater and oil and gas industries, may adversely affect our operating results and cash flows. Our industrial operations were significantly impacted by a reduction in global demand driven by COVID-19 and could be further impacted by any economic volatility associated with government-mandated restrictions related to COVID-19. For these types of businesses, it can be difficult or expensive to obtain insurance. Our industrial operations can face labor disruptions and economically unfavorable collective bargaining agreements, as well as exposure to occupational health and safety and accident risks.
Unforeseen political events in markets where we own and operate assets and may look to for further growth, such as Australia, Brazil, Canada, Europe, India and the U.S., may create economic uncertainty. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with our customers and suppliers, as well as altering the relationship among tariffs and currencies. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting us and our managed entities could be exacerbated by near-term political events, including those in Australia, Brazil, Canada, Europe, India, the U.S and elsewhere.
aa)    Residential Development
We face risks specific to our residential development and mixed-use activities.
Our residential homebuilding and land development operations are cyclical and significantly affected by changes in general and local economic and industry conditions, such as consumer confidence, employment levels, availability of financing for homebuyers, household debt, levels of new and existing homes for sale, demographic trends and housing demand. Competition from rental properties and resale homes, including homes held for sale by investors and foreclosed homes, may reduce our ability to sell new homes, depress prices and reduce margins for the sale of new homes.
Virtually all of our homebuilding customers finance their home acquisitions through mortgages. Even if potential customers do not need financing, changes in interest rates or the unavailability of mortgage capital could make it harder for them to sell their homes to potential buyers who need financing, resulting in a reduced demand for new homes. Rising mortgage rates or reduced mortgage availability could adversely affect our ability to sell new homes and the prices at which we can sell them. Notwithstanding low interest rates, our Canadian markets continue to be impacted by changes to mortgage qualification rules that introduced stress tests for homebuyers and government policies relating to the Ontario real estate market and the Alberta energy sector surrounding pipeline approval. In the U.S., significant expenses incurred for purposes of owning a home, including mortgage interest expense and real estate taxes, generally are deductible expenses for an individual’s U.S. federal and, in some cases, state income taxes. However, in 2017 mortgage interest deductibility was reduced significantly for both federal and state taxes, which may adversely impact demand for and sales prices of new homes. These changes are in effect for taxable years 2018 through 2025.
COVID-19 and the current economic environment also continues to impact the industry for retail and office properties in our mixed-use projects. As we depend on office, retail, and apartment tenants to generate income from these mixed-use projects, our results of operations and cash flows may be adversely affected by vacancies and tenant defaults or bankruptcy in our mixed-use properties, and we may be unable to renew leases or re-lease space in our mixed-use properties as leases expire.
We hold land for future development and may in the future acquire additional land holdings. The risks inherent in purchasing, owning and developing land increase as the demand for new homes decreases. Real estate markets are highly uncertain, and the value of undeveloped land has fluctuated significantly and may continue to fluctuate. In addition, land carrying costs can be significant and can result in losses or reduced profitability. As a result, we hold certain land, and may acquire additional land, in our development pipeline at a cost we may not be able to fully recover or at a cost which precludes profitable development.
Our residential development and mixed-use business is susceptible to adverse weather conditions, other environmental conditions, and natural disasters, as well as pandemics/epidemics such as COVID-19, each of which could adversely affect our business and results of operations. For example, while none of our U.S. properties were materially adversely affected by the recent significant wildfires throughout Southern California, we could experience labor shortages, construction delays, or utility company delays, which in turn could impact our results.

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GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
References
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments.
We refer to investors in the Corporation as shareholders and we refer to investors in our private funds and listed affiliates as investors.
We use asset manager to refer to our Asset Management segment which offers a variety of investment products to our investors:
•We have over 42 active funds across major asset classes: real estate, infrastructure/renewable power and private equity. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as our private funds.
•We refer to BPY, BPYU, BEP, BEPC, BIP, BIPC, and BBU as our listed affiliates.
•We refer to our public securities group as public securities. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• Altera – Altera Infrastructure L.P. (formerly Teekay Offshore)	• GGP – GGP Inc.
• Atlantis – Atlantis Paradise Island Resort	• GrafTech – GrafTech International Ltd.
• BBU – Brookfield Business Partners L.P.	• Greenergy – Greenergy Fuels Holdings Limited
• BEP – Brookfield Renewable Partners L.P.	• Healthscope – Healthscope Limited
• BEPC – Brookfield Renewable Corporation	• IndoStar – IndoStar Capital Finance Limited
• BIP – Brookfield Infrastructure Partners L.P.	• NAP – North American Palladium Ltd.
• BIPC – Brookfield Infrastructure Corporation	• Norbord – Norbord Inc. (acquired by West Fraser Timber Co. Ltd. on February 1, 2021)
• BPY – Brookfield Property Partners L.P.
• BPYU – Brookfield Property REIT Inc. (formerly GGP Inc. or BPR)	• NorthRiver – NorthRiver Midstream Inc.
• BrandSafway – Brand Industrial Holdings Inc.	• Nova Cold – Nova Cold Logistics ULC
• Cheniere – Cheniere Energy Partners, L.P.	• Oaktree – Oaktree Capital Management
• Clarios – Clarios Global LP	• Sagen – Sagen MI Canada Inc. (formerly Genworth MI Canada Inc.)
• DBCT – Dalrymple Bay Coal Terminal	• Summit DigiTel – Summit Digitel Infrastructure Pvt. Ltd.
• Forest City – Forest City Realty Trust, Inc.	• TERP – TerraForm Power, Inc.
• Genesee & Wyoming – Genesee & Wyoming Inc.	• Westinghouse – Westinghouse Electric Company
Performance Measures
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that we manage, on a gross asset value basis, including assets for which we earn management fees and those for which we do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments of which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Brookfield’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
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Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and listed affiliate base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Listed affiliate base fees are earned on the total capitalization, including debt and market capitalization, of the listed affiliates, which includes our investment. Base fees for BPY and BEP include a quarterly fixed fee amount of $12.5 million and $5 million, respectively. BPY and BEP each pay additional fees of 1.25% on the increase in market capitalization above their initial capitalization of $11.5 billion and $8 billion, respectively. Base fees for BPYU, BIP and BBU are 1.25% of total capitalization. BPYU capital was subject to a 12-month fee waiver which expired at the end of August 2019.
Carried interest is an IFRS measure that is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a pre-determined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to clawback until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

AS AT DEC. 31 (MILLIONS)	2020	2019
Realized carried interest[1]	$684	$600
Less: direct costs associated with realized carried interest	(273)	(197)
	411	403
Less: realized carried interest not attributable to BAM	(63)	(7)
Realized carried interest, net	$348	$396
1.Includes $339 million of realized carried interest related to Oaktree (2019 – $35 million). For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e., uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Adjusted carry eligible capital excludes uncalled fund commitments and funds that have not yet reached their preferred return, as well as co-investments and separately managed accounts that are subject to lower carried interest than our standard funds.
A reconciliation from carry eligible capital to adjusted carry eligible capital is provided below:

AS AT DEC. 31 (MILLIONS)	2020	2019
Carry eligible capital[1]	$85,330	$79,822
Less:
Uncalled private fund commitments	(27,624)	(33,897)
Co-investments and other	(7,450)	(7,646)
Funds not yet at target preferred return	(16,863)	(15,759)
Adjusted carry eligible capital	$33,393	$22,520
1.Excludes carry eligible capital related to Oaktree.
Cash available for distribution and/or reinvestment is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of our Asset Management segment FFO (i.e., fee-related earnings and realized carried interest, net); distributions
2020 ANNUAL REPORT 116

from our listed affiliates, other investments that pay regular cash distributions and FFO from our corporate cash and financial assets; other invested capital earnings, which include FFO from our residential operations, energy contracts, sustainable resources and other real estate, private equity, corporate investments that do not pay regular cash distributions, corporate costs and corporate interest expense; excluding equity-based compensation costs and net of preferred share dividend payments.

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
Asset management FFO[1]	$1,486	$1,555
Our share of Oaktree’s distributable earnings	259	42
Distributions from investments	1,929	1,589
Other invested capital earnings
Corporate borrowings	(388)	(348)
Corporate costs and taxes	(151)	(135)
Other wholly owned investments	16	(36)
	(523)	(519)
Preferred share dividends	(142)	(152)
Add back: equity-based compensation costs	94	87
Cash available for distribution and/or reinvestment	$3,103	$2,602
1.Excludes $186 million and $104 million of fee-related earnings and realized carried interest, net from Oaktree, respectively (2019 – $32 million and $10 million). See definition in Glossary of Terms beginning on page 115.
Consolidated capitalization reflects the full capitalization of wholly owned and partially-owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially-owned entities that are accounted for following the equity method, such as our investments in Canary Wharf and several of our infrastructure businesses.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, listed affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize quickly on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate segment as well as our issued and outstanding common and preferred shares.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by  multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to 8% of the weighted-average balance of the last four quarters of our corporate cash and financial assets. Distributions on our unlisted investments are calculated based on the quarterly distributions received in the most recent fiscal year.
Economic ownership interest represents the company’s proportionate equity interest in our listed affiliates which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed affiliates (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed affiliate can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.
Fee-bearing capital represents the capital committed, pledged or invested in the listed affiliates, private funds and public securities that we manage which entitles us to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and public securities funds and equity issuances in our listed affiliates.
117 BROOKFIELD ASSET MANAGEMENT

•Outflows represent distributions and redemptions of capital from within the public securities capital.
•Distributions represent quarterly distributions from listed affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.
•Market valuation includes gains (losses) on portfolio investments, listed affiliates and public securities based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of listed affiliate capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Fee-related earnings is an IFRS measure that is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities.
Fee revenues is an IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation.
Funds from operations (“FFO”) is a key measure of our financial performance. We use FFO to assess operating results and the performance of our businesses on a segmented basis. While we use segment FFO as our segment measure of profit and loss (see Note 3 to our consolidated financial statements), the sum of FFO for all our segments, or total FFO, is a non-IFRS measure. The following table reconciles total FFO to net income:

	Total		Per Share
FOR THE YEARS ENDED DEC. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2020	2019	2020	2019
Net income	$707	$5,354	$0.37	$3.50
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items[1]	3,170	143	2.10	0.10
Fair value changes	1,423	831	0.94	0.56
Depreciation and amortization	5,791	4,876	3.83	3.28
Deferred income taxes	81	(475)	0.05	(0.32)
Realized disposition gains recorded as fair value changes or equity	1,554	621	0.97	0.40
Non-controlling interest in FFO	(7,546)	(7,161)	(4.99)	(4.81)
Total FFO	$5,180	$4,189	$3.27	$2.71
1.Adjustment to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
We use FFO to assess our performance as an asset manager and separately as an investor in our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following:
2020 ANNUAL REPORT 118

realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Incentive distributions is an IFRS measure that is determined by contractual arrangements; incentive distributions are paid to us by BPY, BEP and BIP and represent a portion of distributions paid by listed affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT DEC. 31, 2020	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure (BIP)[3]	$2.04	$0.73	/	$0.79	15% / 25%
Brookfield Renewable (BEP)[4]	1.22	0.80	/	0.90	15% / 25%
Brookfield Property (BPY)[5]	1.33	1.10	/	1.20	15% / 25%
1.Current rate based on most recently announced distribution rates.
2.Incentive distributions equate to 18% and 33% of limited partner distribution increases over the first and second hurdles, respectively.
3.Incentive distributions from Brookfield Infrastructure are earned on distributions made by BIP and BIPC.
4.Incentive distributions from Brookfield Renewable are earned on distributions made by BEP and BEPC.
5.Incentive distributions from Brookfield Property are earned on distributions made by BPY and BPYU.
Invested capital consists of investments in our listed affiliates, other listed securities, unlisted investments and corporate working capital. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
Long-term average (“LTA”) generation is used in our Renewable Power segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Performance fees is an IFRS measure. Performance fees are paid to us when we exceed predetermined investment returns within BBU and on certain public securities portfolios. BBU performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price over the previous threshold, whereas performance fees within public securities funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest are included in the definition of unrealized carried interest below.
119 BROOKFIELD ASSET MANAGEMENT

Accumulated unrealized carried interest, net is after direct costs, which include employee expenses and taxes.
The following table identifies the inputs of accumulated unrealized carried interest to arrive at unrealized carried interest generated in the period:

AS AT DEC. 31 (MILLIONS)	Adjusted Carry Eligible Capital[1]	Adjusted Multiple of Capital[2]	Fund Target Carried Interest[3]	Current Carried Interest[4]
2020
Real Estate	$8,950	1.5x	20%	19%
Infrastructure	19,964	1.4x	20%	17%
Private Equity	4,479	2.0x	20%	13%
	$33,393
2019
Real Estate	$6,758	1.7x	20%	20%
Infrastructure	13,397	1.5x	20%	18%
Private Equity	2,365	2.7x	20%	15%
	$22,520
1.Excludes uncalled private fund commitments, co-investment capital and funds that have not met their preferred return.
2.Adjusted Multiple of Capital represents the ratio of total distributions plus estimates of remaining value to the equity invested, and reflects performance net of fund management fees and expenses, before carried interest. Our core, credit and value add funds pay management fees of 0.90-1.50% and our opportunistic and private equity funds pay fees of 1.50-2.00%. Funds typically incur fund expenses of approximately 0.35% of carry eligible capital annually.
3.Fund target carried interest percentage is the target carry average of the funds within adjusted carry eligible capital as at each period end.
4.When a fund has achieved its preferred return, we earn an accelerated percentage of the additional fund profit until we have earned the fund target carried interest percentage. Funds in their early stage of earning carry will not yet have earned the full percentage of total fund profit to which we are entitled.
The following table summarizes the unrealized carried interest generated in the current and prior year periods:

	Accumulated Unrealized Carried Interest			Change
AS AT DEC. 31 (MILLIONS)	2020	2019	2018	2020 vs. 2019	2019 vs. 2018
Real Estate	$855	$986	$1,087	$(131)	$(101)
Infrastructure	1,492	1,175	725	317	450
Private Equity	599	596	674	3	(78)
Oaktree	1,078	890	—	188	890
Accumulated unrealized carried interest	4,024	3,647	2,486	377	1,161
Less: associated expenses[1]	(1,423)	(1,258)	(754)	(165)	(504)
Accumulated unrealized carry, net	$2,601	$2,389	$1,732	212	657
Add: realized carried interest, net				(411)	142
Unrealized carried interest, net				$(199)	$799
1.Carried interest generated is subject to taxes and long-term incentive expenses to investment professionals. These expenses are typically 30-35% of carried interest generated.
2020 ANNUAL REPORT 120

Internal Control Over Financial Reporting
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Brookfield Asset Management Inc. (Brookfield) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a-15(f) or 240.15d-15(f).
Management assessed the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2020, Brookfield’s internal control over financial reporting is effective. Management excluded from its assessment the internal control over financial reporting for Summit Digitel Infrastructure Private Limited, IndoStar Capital Finance Limited, several real estate entities and the 100 MW concentrated solar portfolio in Spain, which were acquired during 2020, and whose total assets, net assets, revenues and net income constitute approximately 3%, 3%, 1% and 1% respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2020.
Brookfield’s internal control over financial reporting as of December 31, 2020, has been audited by Deloitte LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield’s consolidated financial statements for the year ended December 31, 2020. As stated in the Report of Independent Registered Public Accounting Firm, Deloitte LLP expressed an unqualified opinion on the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2020.

Bruce Flatt Chief Executive Officer	Nicholas Goodman Chief Financial Officer

March 23, 2021
Toronto, Canada

121 BROOKFIELD ASSET MANAGEMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Asset Management Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020 of the Company and our report dated March 23, 2021, expressed an unqualified opinion on those financial statements.
As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Summit Digitel Infrastructure Private Limited, IndoStar Capital Finance Limited, several real estate entities and the 100 MW concentrated solar portfolio in Spain, which were acquired during 2020 and whose financial statements constitute, in aggregate, 3% of total assets, 3% of net assets, 1% of revenues and 1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2020. Accordingly, our audit did not include the internal control over financial reporting at Summit Digitel Infrastructure Private Limited, IndoStar Capital Finance Limited, several real estate entities and the 100 MW concentrated solar portfolio in Spain.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 23, 2021

2020 ANNUAL REPORT 122

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that is relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.
These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is consistent with the information contained in the accompanying consolidated financial statements.
Deloitte LLP, the Independent Registered Public Accounting Firm appointed by the shareholders, have audited the consolidated financial statements set out on pages 126 through 215 in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders and the board of directors their opinion on the consolidated financial statements. Their report is set out on the following page.
The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are neither officers nor employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Bruce Flatt Chief Executive Officer	Nicholas Goodman Chief Financial Officer

March 23, 2021
Toronto, Canada

123 BROOKFIELD ASSET MANAGEMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Asset Management Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Fair Value of Investment Properties and Property, Plant and Equipment – Refer to Notes 2(g)(i), 2(g)(ii), 11 and 12 to the financial statements
Critical Audit Matter Description
The Company has elected the fair value model for investment properties and the revaluation model for certain classes of property, plant and equipment, namely the Company’s renewable power generating, utilities, transport, communication, energy, and hospitality operating assets. The Company measures these assets at fair value or revalued amount subsequent to initial recognition on the balance sheet.
The investment properties and certain classes of property, plant and equipment have limited observable market activity, which requires management to make significant estimates and assumptions in the determination of fair value. The estimates and assumptions with the highest degree of subjectivity and impact on fair values are future expected market rents and revenues, operating margins, terminal value multiples, terminal capitalization rates, and discount rates. Auditing these estimates and assumptions required a high degree of auditor judgment as the estimations made by management contains significant measurement uncertainty. This resulted in an increased extent of audit effort, including the need to involve fair value specialists.
2020 ANNUAL REPORT 124

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to future expected market rents and revenues, operating margins, terminal value multiples, terminal capitalization rates, and discount rates of investment properties and certain classes of property, plant and equipment included the following, among others:
•Evaluated the effectiveness of controls, including those related to management’s process for determining investment properties and certain classes of property, plant and equipment fair values including those over determining future expected market rents and revenues, operating margins, terminal value multiples, terminal capitalization rates, and discount rates.
•Tested management’s future expected market rents and revenues, operating margins, terminal value multiples, terminal capitalization rates, and discount rates through independent analysis and comparison to external sources including objective contractual information, and observable economic indicators, where applicable.
•Evaluated management’s ability to accurately estimate fair value and future expected market rents and revenues and operating margins by comparing management’s historical fair value estimates to market transactions and forecasts to actual results.
•Evaluated the impact of current market events and conditions, including relevant comparable transactions, on the assumptions used by management.
•With the assistance of fair value specialists, we evaluated the reasonableness of management’s determination of terminal value multiples, terminal capitalization rates, and discount rates by (1) testing the source information underlying the determination of terminal value multiples, terminal capitalization rates, and discount rates; (2) developing a range of independent estimates and comparing those to the terminal value multiples, terminal capitalization rates, and discount rates selected by management; and (3) considering recent market transactions and industry surveys.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 23, 2021
We have served as the Company’s auditor since 1971.

125 BROOKFIELD ASSET MANAGEMENT

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

AS AT DEC. 31 (MILLIONS)	Note	2020	2019
Assets
Cash and cash equivalents	6	$9,933	$6,778
Other financial assets	6	17,730	12,468
Accounts receivable and other	7	18,928	18,469
Inventory	8	10,360	10,272
Assets classified as held for sale	9	5,917	3,502
Equity accounted investments	10	41,327	40,698
Investment properties	11	96,782	96,686
Property, plant and equipment	12	100,009	89,264
Intangible assets	13	24,658	27,710
Goodwill	14	14,714	14,550
Deferred income tax assets	15	3,338	3,572
Total assets		$343,696	$323,969

Liabilities and equity
Corporate borrowings	16	$9,077	$7,083
Accounts payable and other	17	50,682	43,077
Liabilities associated with assets classified as held for sale	9	2,359	1,690
Non-recourse borrowings of managed entities	18	139,324	136,292
Deferred income tax liabilities	15	15,913	14,849
Subsidiary equity obligations	19	3,699	4,132

Equity
Preferred equity	21	4,145	4,145
Non-controlling interests	21	86,804	81,833
Common equity	21	31,693	30,868
Total equity		122,642	116,846
Total liabilities and equity		$343,696	$323,969
2020 ANNUAL REPORT 126

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DEC. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2020	2019
Revenues	22	$62,752	$67,826
Direct costs	23	(47,386)	(52,728)
Other income and gains		785	1,285
Equity accounted (loss) income	10	(79)	2,498
Expenses
Interest		(7,213)	(7,227)
Corporate costs		(101)	(98)
Fair value changes	24	(1,423)	(831)
Depreciation and amortization		(5,791)	(4,876)
Income taxes	15	(837)	(495)
Net income		$707	$5,354
Net (loss) income attributable to:
Shareholders		$(134)	$2,807
Non-controlling interests		841	2,547
		$707	$5,354
Net (loss) income per share:
Diluted	21	$(0.12)	$1.73
Basic	21	(0.12)	1.78
127 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2020	2019
Net income		$707	$5,354
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements		(218)	(52)
Marketable securities		285	75
Equity accounted investments	10	(82)	(37)
Foreign currency translation		(1,294)	(403)
Income taxes	15	(38)	(15)
		(1,347)	(432)
Items that will not be reclassified to net income
Revaluations of property, plant and equipment	12	4,794	3,328
Revaluation of pension obligations	17	(298)	(149)
Equity accounted investments	10	36	354
Marketable securities		316	299
Income taxes	15	(1,188)	(688)
		3,660	3,144
Other comprehensive income		2,313	2,712
Comprehensive income		$3,020	$8,066
Attributable to:
Shareholders
Net (loss) income		$(134)	$2,807
Other comprehensive income		818	524
Comprehensive income		$684	$3,331

Non-controlling interests
Net income		$841	$2,547
Other comprehensive income		1,495	2,188
Comprehensive income		$2,336	$4,735

2020 ANNUAL REPORT 128

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
AS AT AND FOR THE YEAR ENDED DEC. 31, 2020 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2019	$7,305	$286	$16,026	$1,010	$7,876	$(2,017)	$382	$30,868	$4,145	$81,833	$116,846
Changes in year:
Net (loss) income	—	—	(134)	—	—	—	—	(134)	—	841	707
Other comprehensive income (loss)	—	—	—	—	1,005	(332)	145	818	—	1,495	2,313
Comprehensive income (loss)	—	—	(134)	—	1,005	(332)	145	684	—	2,336	3,020
Shareholder distributions
Common equity	—	—	(726)	—	—	—	—	(726)	—	—	(726)
Preferred equity	—	—	(141)	—	—	—	—	(141)	—	—	(141)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(6,493)	(6,493)
Other items
Equity issuances, net of redemptions	63	(60)	(273)	—	—	—	—	(270)	—	12,719	12,449
Share-based compensation	—	59	(23)	—	—	—	—	36	—	—	36
Ownership changes	—	—	449	1,681	(1,351)	216	247	1,242	—	(3,591)	(2,349)
Total change in year	63	(1)	(848)	1,681	(346)	(116)	392	825	—	4,971	5,796
Balance as at December 31, 2020	$7,368	$285	$15,178	$2,691	$7,530	$(2,133)	$774	$31,693	$4,145	$86,804	$122,642
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income
AS AT AND FOR THE YEAR ENDED DEC. 31, 2019 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2018	$4,457	$271	$14,244	$645	$7,556	$(1,833)	$307	$25,647	$4,168	$67,335	$97,150
Changes in year:
Net income	—	—	2,807	—	—	—	—	2,807	—	2,547	5,354
Other comprehensive income (loss)	—	—	—	—	591	(190)	123	524	—	2,188	2,712
Comprehensive income (loss)	—	—	2,807	—	591	(190)	123	3,331	—	4,735	8,066
Shareholder distributions
Common equity	—	—	(620)	—	—	—	—	(620)	—	—	(620)
Preferred equity	—	—	(152)	—	—	—	—	(152)	—	—	(152)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(8,568)	(8,568)
Other items
Equity issuances, net of redemptions	2,848	(40)	(331)	—	—	—	—	2,477	(23)	16,636	19,090
Share-based compensation	—	55	(68)	—	—	—	—	(13)	—	—	(13)
Ownership changes	—	—	146	365	(271)	6	(48)	198	—	1,695	1,893
Total change in year	2,848	15	1,782	365	320	(184)	75	5,221	(23)	14,498	19,696
Balance as at December 31, 2019	$7,305	$286	$16,026	$1,010	$7,876	$(2,017)	$382	$30,868	$4,145	$81,833	$116,846
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

129 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2020	2019
Operating activities
Net income		$707	$5,354
Other income and gains		(785)	(1,285)
Share of undistributed equity accounted earnings		1,347	(1,654)
Fair value changes	24	1,423	831
Depreciation and amortization		5,791	4,876
Deferred income taxes	15	81	(475)
Investments in residential inventory		51	(319)
Net change in non-cash working capital balances		(274)	(1,000)
		8,341	6,328
Financing activities
Corporate borrowings arranged		2,216	992
Corporate borrowings repaid		(251)	(450)
Non-recourse borrowings arranged		37,594	64,576
Non-recourse borrowings repaid		(33,496)	(42,215)
Non-recourse credit facilities, net		(1,705)	(926)
Subsidiary equity obligations issued		231	212
Subsidiary equity obligations redeemed		(246)	(45)
Capital provided from non-controlling interests		16,312	19,447
Capital repaid to non-controlling interests		(3,593)	(2,811)
Repayment of lease liabilities		(602)	(424)
Preferred equity redemptions		—	(16)
Common shares issued		17	13
Common shares repurchased		(419)	(267)
Distributions to non-controlling interests		(6,493)	(8,568)
Distributions to shareholders		(867)	(772)
		8,698	28,746
Investing activities
Acquisitions
Investment properties		(5,111)	(6,921)
Property, plant and equipment		(4,012)	(3,053)
Equity accounted investments		(3,733)	(5,534)
Financial assets and other		(25,536)	(10,830)
Acquisition of subsidiaries		(3,453)	(31,088)
Dispositions
Investment properties		2,266	5,239
Property, plant and equipment		125	140
Equity accounted investments		215	1,725
Financial assets and other		22,557	10,850
Disposition of subsidiaries		3,415	2,336
Restricted cash and deposits		(606)	462
		(13,873)	(36,674)
Cash and cash equivalents
Change in cash and cash equivalents		3,166	(1,600)
Net change in cash classified within assets held for sale		23	(7)
Foreign exchange revaluation		(34)	(5)
Balance, beginning of year		6,778	8,390
Balance, end of year		$9,933	$6,778

Supplemental cash flow disclosures
Income taxes paid		$1,101	$504
Interest paid		6,583	6,323
2020 ANNUAL REPORT 130

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    ORGANIZATION AND CAPITAL MANAGEMENT
Organization
Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on real estate, renewable power, infrastructure, private equity and credit. The Corporation is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.
Capital Management
The company utilizes the Corporation’s Capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s Capital is closely tracked and monitored by the company’s key management personnel and evaluated relative to management’s objectives. The primary goal of the company is to earn a 12-15% return compounded over the long-term while always maintaining excess capital to support ongoing operations.
The Corporation’s Capital consists of the capital invested in its asset management activities, including investments in entities that it manages, its corporate investments that are held outside of managed entities and its net working capital. The Corporation’s Capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.
As at December 31, 2020, the Corporation’s Capital totaled $45.1 billion (2019 – $42.1 billion), and is computed as follows:

AS AT DEC. 31 (MILLIONS)	2020	2019
Cash and cash equivalents	$1,283	$807
Other financial assets	3,809	2,722
Common equity in managed investments	33,732	33,839
Other assets and liabilities of the Corporation	6,321	4,728
Corporation’s Capital	$45,145	$42,096
Corporation’s Capital is comprised of the following:
Common equity	$31,693	$30,868
Preferred shares	4,145	4,145
Non-controlling interest	230	—
Corporate borrowings	9,077	7,083
	$45,145	$42,096
The Corporation generates returns on its capital through management fees and performance revenues earned as an asset manager, as well as distributions or dividends earned from its capital invested in managed entities, and through performance of the Corporation’s financial asset investments. Prudent levels of corporate borrowings and preferred equity are utilized to enhance returns to shareholders’ common equity.
131 BROOKFIELD ASSET MANAGEMENT

A reconciliation of the Corporation’s Capital to the company’s consolidated balance sheet as at December 31, 2020 is as follows:

AS AT DEC. 31, 2020 (MILLIONS)	The Corporation	Managed Investments	Elimination	Total Consolidated
Cash and cash equivalents	$1,283	$8,650	$—	$9,933
Other financial assets	3,809	13,921	—	17,730
Accounts receivable and other[1]	3,632	17,401	(2,105)	18,928
Inventory	2	10,358	—	10,360
Assets classified as held for sale	—	5,917	—	5,917
Equity accounted investments	5,361	35,966	—	41,327
Investment properties	17	96,765	—	96,782
Property, plant and equipment	122	99,887	—	100,009
Intangible assets	285	24,373	—	24,658
Goodwill	368	14,346	—	14,714
Deferred income tax assets	2,159	1,179	—	3,338
Accounts payable and other[1]	(5,134)	(47,653)	2,105	(50,682)
Liabilities associated with assets classified as held for sale	—	(2,359)	—	(2,359)
Deferred income tax liabilities	(414)	(15,499)	—	(15,913)
Subsidiary equity obligations	(77)	(3,622)	—	(3,699)
Total	11,413	259,630	—	271,043
Common equity in managed investments[2]	33,732	—	(33,732)	—
Corporation’s Capital	45,145	259,630	(33,732)	271,043
Less:
Corporate borrowings	9,077	—	—	9,077
Non-recourse borrowings of managed entities	—	139,324	—	139,324
Amounts attributable to preferred equity	4,145	—	—	4,145
Amounts attributable to non-controlling interests	230	86,574	—	86,804
Common equity	$31,693	$33,732	$(33,732)	$31,693
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $2.1 billion and $2.1 billion respectively, between entities within the Corporation and its managed investments.
2.Represents the value of the Corporation’s managed investments.

Common equity in managed investments is a measure routinely evaluated by our company’s key management personnel and represents the net equity in our consolidated financial statements outside of our corporate and asset management segments, excluding non-controlling interests. This measure is equal to the sum of the common equity in our real estate, infrastructure, renewable power, private equity and residential operating segments.
2020 ANNUAL REPORT 132

A reconciliation of the Corporation’s Capital to the company’s consolidated balance sheet as at December 31, 2019 is as follows:

AS AT DEC. 31, 2019 (MILLIONS)	The Corporation	Managed Investments	Elimination	Total Consolidated
Cash and cash equivalents	$807	$5,971	$—	$6,778
Other financial assets	2,722	9,746	—	12,468
Accounts receivable and other[1]	1,629	17,002	(162)	18,469
Inventory	—	10,272	—	10,272
Assets classified as held for sale	—	3,502	—	3,502
Equity accounted investments	5,281	35,417	—	40,698
Investment properties	—	96,686	—	96,686
Property, plant and equipment	79	89,185	—	89,264
Intangible assets	124	27,586	—	27,710
Goodwill	328	14,222	—	14,550
Deferred income tax assets	2,477	1,095	—	3,572
Accounts payable and other[1]	(4,870)	(38,369)	162	(43,077)
Liabilities associated with assets classified as held for sale	—	(1,690)	—	(1,690)
Deferred income tax liabilities	(279)	(14,570)	—	(14,849)
Subsidiary equity obligations	(41)	(4,091)	—	(4,132)
Total	8,257	251,964	—	260,221
Common equity in managed investments[2]	33,839	—	(33,839)	—
Corporation’s Capital	42,096	251,964	(33,839)	260,221
Less:
Corporate borrowings	7,083	—	—	7,083
Non-recourse borrowings of managed entities	—	136,292	—	136,292
Amounts attributable to preferred equity	4,145	—	—	4,145
Amounts attributable to non-controlling interests	—	81,833	—	81,833
Common equity	$30,868	$33,839	$(33,839)	$30,868
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $162 million and $162 million respectively, between entities within the Corporation and its managed investments.
2.Represents the value of the Corporation’s managed investments
2.    SIGNIFICANT ACCOUNTING POLICIES
a)Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were authorized for issuance by the Board of Directors of the company on March 23, 2021.
b)    Future Changes in Accounting Standards
i.    Insurance Contracts
In May 2017, the IASB published IFRS 17, Insurance Contracts (“IFRS 17”), which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will replace IFRS 4, Insurance Contracts, and will be applied retrospectively. In June 2020, the IASB proposed an amendment to IFRS 17 providing a one-year deferral on the effective date of the standard to January 1, 2023. IFRS 17 requires insurance contract liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance contracts.
The company is currently assessing the impact of IFRS 17 on its operations.

133 BROOKFIELD ASSET MANAGEMENT

ii.    Interest Rate Benchmark Reform
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of IBOR reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
The company is progressing through its assessment and the transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. The adoption is not expected to have a significant impact on our company’s financial reporting.
c)    Basis of Presentation
The consolidated financial statements are prepared on a going concern basis.
i.    Subsidiaries
The consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company exercises control. Control exists when the company is able to exercise power over the investee, is exposed to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns. Subsidiaries are consolidated from the date control is obtained and continue to be consolidated until the date when control is lost. The company includes 100% of its subsidiaries’ revenues and expenses in the Consolidated Statements of Operations and 100% of its subsidiaries’ assets and liabilities on the Consolidated Balance Sheets, with non-controlling interests in the equity of the company’s subsidiaries included within the company’s equity. All intercompany balances, transactions, unrealized gains and losses are eliminated in full.
The company continually reassesses whether or not it controls an investee, particularly if facts and circumstances indicate there is a change to one or more of the control criteria previously mentioned. In certain circumstances when the company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The company considers all relevant facts and circumstances in assessing whether or not the company’s voting rights are sufficient to give it control of an investee.
Certain of the company’s subsidiaries are subject to profit sharing arrangements, such as carried interest, between the company and the non-controlling equity holders, whereby the company is entitled to a participation in profits, as determined under the agreements. The attribution of net income amongst equity holders in these subsidiaries reflects the impact of these profit sharing arrangements when the attribution of profits as determined in the agreement is no longer subject to adjustment based on future events and correspondingly reduces non-controlling interests’ attributable share of those profits.
Gains or losses resulting from changes in the company’s ownership interest of a subsidiary that do not result in a loss of control are accounted for as equity transactions and are recorded within ownership changes as a component of equity. When we dispose of all or part of a subsidiary resulting in a loss of control, the difference between the carrying value of what is sold and the proceeds from disposition is recognized within other income and gains in the Consolidated Statements of Operations.
Refer to Note 2(q) for an explanation of the company’s accounting policy for business combinations and to Note 4 for additional information on subsidiaries of the company with significant non-controlling interests.
ii.    Associates and Joint Ventures
Associates are entities over which the company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The company accounts for associates and joint ventures using the equity method of accounting within equity accounted investments on the Consolidated Balance Sheets.
Interests in associates and joint ventures accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture is lower than the proportionate share of the investment’s underlying fair value, the company records a gain on the difference between the cost and the underlying fair value of the
2020 ANNUAL REPORT 134

investment in net income. If the cost of the associate or joint venture is greater than the company’s proportionate share of the underlying fair value, goodwill relating to the associate or joint venture is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of the company’s interest in an associate or joint venture is adjusted for the company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for indicators of impairment at each balance sheet date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2(l).
iii.    Joint Operations
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, related to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement which exists only when decisions about the relevant activities require unanimous consent of parties sharing control. The company recognizes only its assets, liabilities and share of the results of operations of the joint operation. The assets, liabilities and results of joint operations are included within the respective line items of the Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income.
d)    Foreign Currency Translation
The U.S. dollar is the functional and presentation currency of the company. Each of the company’s subsidiaries, associates, joint ventures and joint operations determines its own functional currency and items included in the consolidated financial statements of each subsidiary, associate, joint venture and joint operation are measured using that functional currency.
Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are accumulated as a component of equity. On the disposal of a foreign operation, or the loss of control, joint control or significant influence, the component of accumulated other comprehensive income relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.
Foreign currency denominated monetary assets and liabilities of the company are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income. Gains or losses on transactions which hedge these items are also included in net income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.
e)    Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, demand deposits and highly liquid short-term investments with original maturities of three months or less.
f)    Related Party Transactions
In the normal course of operations, the company enters into various transactions on market terms with related parties. The majority of transactions with related parties are between consolidated entities and eliminate on consolidation. The company and its subsidiaries may also transact with entities over which the company has significant influence or joint control. Amounts owed to and by associates and joint ventures are not eliminated on consolidation. The company’s subsidiaries with significant non-controlling interests are described in Note 4 and its associates and joint ventures are described in Note 10.
In addition to our subsidiaries and equity accounted investments, we consider key management personnel, the Board of Directors and material shareholders to be related parties. See additional details in Note 27.
g)    Operating Assets
i.    Investment Properties
The company uses the fair value method to account for real estate classified as investment properties. A property is determined to be an investment property when it is principally held either to earn rental income or for capital appreciation, or both. Investment properties also include properties that are under development or redevelopment for future use as investment property. Investment properties are initially measured at cost including transaction costs, or at fair value if acquired in a
135 BROOKFIELD ASSET MANAGEMENT

business combination. Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in net income during the period in which they arise.
Fair values are completed by undertaking one of two accepted approaches: (i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 net operating income, typically used for our office, retail and logistics assets; or (ii) undertaking a direct capitalization approach for certain of our LP investments and directly held multifamily assets whereby a capitalization rate is applied to estimated stabilized annual net operating income. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash outflows relating to such current and future leases.
Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are carried at cost.
ii.    Property, Plant and Equipment
The company uses the revaluation method of accounting for certain classes of property, plant and equipment as well as certain assets which are under development for future use as PP&E. PP&E measured using the revaluation method is initially measured at cost, or at fair value if acquired in a business combination, and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are performed on an annual basis at the end of each fiscal year, commencing in the first year subsequent to the date of acquisition, unless there is an indication that assets are impaired. Where the carrying amount of an asset increases as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized revaluation loss recorded through net income, in which case that portion of the increase is recognized in net income.
Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Depreciation of an asset commences when it is available for use. On loss of control or partial disposition of an asset measured using the revaluation method, all accumulated revaluation surplus or the portion disposed of, respectively, is transferred into retained earnings or ownership changes, respectively.
PP&E held in our Private Equity segment, which include leasehold improvements, are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Land is carried at cost whereas finite-life assets such as buildings and equipment are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on a systematic basis over the assets’ useful life.
Depreciation methods and useful lives are reassessed at least annually regardless of the measurement method used.
Renewable Power
Renewable power generally determines the fair value of its PP&E by using a 20-year discounted cash flow model for the majority of its assets. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location.
2020 ANNUAL REPORT 136

Depreciation on renewable power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

(YEARS)	Useful Lives
Dams	Up to 115
Penstocks	Up to 60
Powerhouses	Up to 115
Hydroelectric generating units	Up to 115
Wind generating units	Up to 30
Solar generating units	Up to 35
Gas-fired cogenerating (“Cogeneration”) units	Up to 40
Other assets	Up to 60
Cost is allocated to the significant components of power generating assets and each component is depreciated separately.
The depreciation of PP&E in our Brazilian renewable power operations is based on the duration of the authorization or the useful life of a concession. The weighted-average remaining duration at December 31, 2020 is 32 years (2019 – 32 years). Land rights are included as part of the concession or authorization and are subject to depreciation.
Infrastructure
Utilities, transport, midstream and data assets within our infrastructure operations as well as assets under development classified as PP&E on the Consolidated Balance Sheets are accounted for using the revaluation method. The company determines the fair value of its utilities, transport, midstream and data assets using discounted cash flow analyses, which include estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Valuations are performed internally on an annual basis. Discount rates are selected for each asset, giving consideration to the volatility and geography of its revenue streams.
Depreciation on utilities, transport, midstream and data assets is calculated on a straight-line or declining balance basis over the estimated service lives of the components of the assets, which are as follows:

(YEARS)	Useful Lives
Buildings	Up to 75
Transmission stations, towers and related fixtures	Up to 40
Leasehold improvements	Up to 50
Plant and equipment	Up to 40
Network systems	Up to 65
Track	Up to 40
District energy systems	Up to 50
Pipelines	Up to 20
Gas storage assets	Up to 50
The fair value and the estimated remaining service lives are reassessed annually.
Public service concessions that provide the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as intangible assets.
In our sustainable resources operations, land used in the production of standing timber, as well as bridges and roads used in sustainable resources production, are accounted for using the revaluation method and included in PP&E. Bridges, roads and equipment are depreciated over their useful lives, generally 3 to 30 years.
Real Estate – Hospitality Assets
Hospitality operating assets within our real estate operations are classified as PP&E and are accounted for using the revaluation method. The company determines the fair value for these assets by using a depreciated replacement cost method based on the age, physical condition and the construction costs of the assets. Fair value of hospitality properties are also reviewed in reference to each hospitality asset’s enterprise value which is determined using a discounted cash flow model.
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Depreciation on hospitality assets is calculated on a straight-line basis over the estimated useful lives of each component of the asset as follows:

(YEARS)	Useful Lives
Building and building improvements	5 to 50 +
Land improvements	15
Furniture, fixtures and equipment	2 to 15
Private Equity
The company accounts for its private equity PP&E using the cost model. Costs include expenditures that are directly attributable to the acquisition of the asset. Depreciation of an asset commences when it is available for use. PP&E is depreciated for each component of the following asset classes as follows:

On a straight-line basis (YEARS)	Useful Lives
Buildings	Up to 50
Leasehold improvements	Up to 40
Machinery and equipment	Up to 20
Vessels	Up to 35

Not on a straight-line basis	Useful Lives
Oil and gas related equipment	Units of production
iii.    Inventory
Private Equity
Fuel inventories within our Private Equity segment are traded in active markets and are purchased with the view to resell in the near future, generating a profit from fluctuations in prices or margins. As a result, fuel inventories are carried at market value by reference to prices in a quoted active market, in accordance with the commodity broker-trader exemption granted by IAS 2, Inventories. Changes in fair value less costs to sell are recognized in the Consolidated Statements of Operations through direct costs. Fuel products that are held for extended periods in order to benefit from future anticipated increases in fuel prices or located in territories where no active market exists are recognized at the lower of cost and net realizable value. Products and chemicals used in the production of biofuels are valued at the lower of cost and net realizable value.
Real Estate
Develop-for-sale multifamily projects, residential development lots, homes and residential condominium projects are recorded in inventory. Residential development lots are recorded at the lower of cost, which includes pre-development expenditures and capitalized borrowing costs and net realizable value, which the company determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs, costs to complete and costs to sell.
Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and net realizable value in inventory. Costs are allocated to the salable acreage of each project or subdivision in proportion to the anticipated revenue.
Residential Development
Inventories consist of land held for development, land under development, homes under construction, completed homes and model homes. In addition to direct land acquisitions, land development and improvement costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction or development. Indirect costs are allocated to homes or lots based on the number of units in a community.
Land and housing assets are recorded at the lower of cost and net realizable value, which the company determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs, costs to complete and costs to sell.

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h)    Fair Value Measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.
Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are directly based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:
Level 1 –    Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2 –    Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset or liability’s anticipated life.
Level 3 –    Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.
Refer to the investment properties and revaluation of PP&E explanations for the approach taken to determine the fair value of these operating assets.
Further information on fair value measurements is available in Notes 6, 7, 11 and 12.
i)    Accounts Receivable
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less an allowance for expected credit losses for uncollectability.
j)    Intangible Assets
Finite life intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses and are amortized on a straight-line basis over their estimated useful lives. Amortization is recorded within depreciation and amortization in the Consolidated Statements of Operations.
Certain of the company’s intangible assets have an indefinite life as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its recoverable amount.
Indefinite life intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Any impairment of the company’s indefinite life intangible assets is recorded in net income in the period in which the impairment is identified. Impairment losses on intangible assets may be subsequently reversed in net income.
Infrastructure
Intangible assets within our Infrastructure segment primarily consist of conservancy rights, service concession arrangements, customer order backlogs, track access rights, operating network agreements and customer contracts and relationships. Concession arrangements, accounted for as intangible assets under IFRIC 12, Service Concession Arrangements (“IFRIC 12”), were mostly acquired through acquisitions of gas transmission, electricity transmission and toll road businesses and are amortized on a straight-line basis over the term of the arrangement.
The intangible assets at the Brazilian regulated gas transmission operation and Brazilian electricity transmission operation relate to concession contracts, and are amortized on a straight-line basis over the life of the contractual agreement. The intangible assets at the Chilean, Indian and Peruvian toll roads relate to the right to operate a road and charge users a specified tariff for a contractual length of time and is amortized over the life of the contractual arrangement with an average of 13, 16 and 22 years remaining, respectively.
Refer to Note 13 of the consolidated financial statements for additional information on these concession arrangements.
The intangible assets at our residential infrastructure operation are comprised of contractual customer relationships, customer contracts, proprietary technology and brands. The contractual customer relationships and customer contracts represent ongoing economic benefits from leasing customers and annuity-based management agreements. Proprietary technology is recognized
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for the development of new metering technology, which allows the business to generate revenue through its sub-metering business. Brands represent the intrinsic value customers place on the operation’s various brand names.
Private Equity
Our private equity operations include intangible assets across a number of operating companies. The majority are finite life intangible assets that are amortized on a straight-line basis over the following useful lives:

(YEARS)	Useful Lives
Water and sewage concession agreements	Up to 40
Brand names	Up to 20
Computer software	Up to 10
Customer relationships	Up to 30
Value of insurance contracts acquired	Up to 15
Patents and trademarks	Up to 40
Proprietary technology	Up to 20
Product development costs	Up to 5
Distribution networks	Up to 25
Loyalty program	Up to 15
Real Estate
Intangible assets in our Real Estate segment are primarily trademarks associated with hospitality assets. These trademarks have indefinite lives.
k)    Goodwill
Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash-generating unit to which it relates. The company identifies cash-generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is recorded in income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. On disposal of a subsidiary, any attributable amount of goodwill is included in determination of the gain or loss on disposal.
l)    Impairment of Long-Lived Assets
At each balance sheet date or more often if events or circumstances indicate there may be impairment, the company assesses whether its assets, other than those measured at fair value with changes in value recorded in net income, have any indication of impairment. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal and the discounted future cash flows generated from use and eventual disposal from an asset or cash-generating unit, is less than their carrying value. Impairment losses are recorded as fair value changes within the Consolidated Statements of Operations. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the lesser of the revised estimate of its recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.
m)    Subsidiary Equity Obligations
Subsidiary equity obligations include subsidiary preferred equity units, subsidiary preferred shares and capital securities as well as limited-life funds and redeemable fund units.
Subsidiary preferred equity units and capital securities are preferred shares that may be settled by a variable number of common equity units upon their conversion by the holders or the company. These instruments, as well as the related accrued
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distributions, are classified as liabilities at amortized cost on the Consolidated Balance Sheets. Dividends or yield distributions on these instruments are recorded as interest expense. To the extent conversion features are not closely related to the underlying liability the instruments are bifurcated into debt and equity components.
Limited-life funds represent the interests of others in the company’s consolidated funds that have a defined maximum fixed life where the company has an obligation to distribute the residual interests of the fund to fund partners based on their proportionate share of the fund’s equity in the form of cash or other financial assets at cessation of the fund’s life.
Redeemable fund units represent interests of others in consolidated subsidiaries that have a redemption feature that requires the company to deliver cash or other financial assets to the holders of the units upon receiving a redemption notice.
Limited-life funds and redeemable fund units are classified as liabilities and recorded at fair value within subsidiary equity obligations on the Consolidated Balance Sheets. Changes in the fair value are recorded in net income in the period of the change.
n)    Revenue from Contracts with Customers
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), specifies how and when revenue should be recognized and requires disclosures about the nature, amount, timing and uncertainty of revenues and cash flows arising from customer contracts.
Where available, the company has elected the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of performance obligation and for disclosure requirements of remaining performance obligations. This permits the company to recognize revenue in the amount to which we have the right to invoice such that the company has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date.
Revenue Recognition Policies by Segment
Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. A performance obligation is a promise in a contract to transfer a distinct good or service (or a bundle of goods and services) to the customer and is the unit of account in IFRS 15. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue, as, or when, the performance obligation is satisfied. The company recognizes revenue when it transfers control of a product or service to a customer.
The company recognizes revenue from the following major sources:
Asset Management
The company’s primary asset management revenue streams, which include base management fees, incentive fees (including incentive distributions and performance fees) and realized carried interest, are satisfied over time. A significant portion of our asset management revenue is inter-segment in nature and thus eliminated on consolidation; that which survives is recorded as revenue in the Consolidated Statements of Operations.
The company earns base management fees in accordance with contractual arrangements with our long-term private funds, perpetual strategies and public securities’ investment vehicles. Fees are typically equal to a percentage of fee-bearing capital within the respective fund or entity and are accrued quarterly. These fees are earned over the period of time that the management services are provided and are allocated to the distinct services provided by the company during the reporting period.
Incentive distributions and performance fees are incentive payments to reward the company for meeting or exceeding certain performance thresholds of managed entities. Incentive distributions, paid to us by our listed affiliates, are determined by contractual arrangements and represent a portion of distributions paid by the listed affiliates above a predetermined hurdle. They are accrued as revenue on the respective affiliates’ distribution record dates if that hurdle has been achieved. BBU pays performance fees if the growth in its unit price exceeds a predetermined threshold, with the unit price based on the quarterly volume-weighted average price of publicly traded units. These fees are accrued on a quarterly basis subject to the performance of the listed vehicle.
Carried interest is a performance fee arrangement in which we receive a percentage of investment returns, generated within a private fund on carry eligible capital, based on a contractual formula. We are eligible to earn carried interest from a fund once returns exceed the fund’s contractually defined performance hurdles at which point we earn an accelerated percentage of the additional fund profit until we have earned the percentage of total fund profit, net of fees and expenses, to which we are entitled. We recognize this carried interest when a fund’s cumulative returns are in excess of preferred returns and when it is
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highly probable that a significant reversal will not occur, which are generally met when an underlying fund investment is profitably disposed of. Typically carried interest is not recognized as revenue until the fund is near the end of its life.
Real Estate
Revenue from hospitality operations is generated by providing accommodation, food and beverage and leisure facilities to hotel guests. Revenue from accommodation is recognized over the period that the guest stays at the hotel; food and beverage revenue as well as revenue from leisure activities is recognized when goods and services are provided.
Real estate rental income is recognized in accordance with IFRS 16, Leases. As the company retains substantially all the risks and benefits of ownership of its investment properties, it accounts for leases with its tenants as operating leases and begins recognizing revenue when the tenant has a right to use the leased asset. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded as a component of investment property representing the difference between rental revenue recorded and the contractual amount received. Percentage participating rents are recognized when tenants’ specified sales targets have been met.
Renewable Power
Revenue is earned by selling electricity sourced from our power generating facilities. It is derived from the output delivered and capacity provided at rates specified under contract terms or at prevailing market rates if the sale is uncontracted. Performance obligations are satisfied over time as the customer simultaneously receives and consumes benefits as we deliver electricity and related products.
We also sell power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements (“PPA”) are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue over time as the performance obligation is satisfied. The sale of energy and capacity are distinct goods that are substantially the same and have the same pattern of transfer as measured by the output method. Renewable credits are performance obligations satisfied at a point in time. Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Infrastructure
Our infrastructure revenue is predominantly recognized over time as services are rendered. Performance obligations are satisfied based on actual usage or throughput depending on the terms of the arrangement. Contract progress is determined using a cost-to-cost input method. Any upfront payments that are separable from the recurring revenue are recognized over time for the period the services are provided.
In addition, we have certain contracts where we earn revenue at a point in time when control of the product ultimately transfers to the customer, which for our sustainable resources operations coincides with product delivery.
Private Equity
Revenue from our private equity operations primarily consists of: (i) sale of goods or products which is recognized as revenue when the product is shipped and title passes to the customer; and (ii) the provision of services which are recognized as revenue over the period of time that they are provided.
Revenue recognized over a period of time is determined using the cost-to-cost input method to measure progress towards complete satisfaction of the performance obligations as the work performed on the contracts creates or enhances an asset that is controlled by the customer. As work is performed, a contract asset in the form of contracts-in-progress is recognized, which is reclassified to accounts receivable when invoiced to the customer. If payment is received in advance of work being completed, a contract liability is recognized. Variable consideration, such as claims, incentives and variations resulting from contract modifications, is only recognized in the transaction price to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

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Residential Development
Revenue from residential land sales, sales of homes and the completion of residential condominium projects is recognized at the point in time when our performance obligations are met. Performance obligations are satisfied when we transfer title over a product to a customer and all material conditions of the sales contract have been met. If title of a property transfers but material future development is required, revenue will be delayed until the point in time at which the remaining performance obligations are satisfied.
Corporate Activities and Other
Dividend and interest income from other financial assets are recognized as revenue when declared or on an accrual basis using the effective interest method, in accordance with IFRS 9, Financial Instruments (“IFRS 9”).
Interest revenue from loans and notes receivable, less a provision for uncollectable amounts, is recorded on the accrual basis using the effective interest method, in accordance with IFRS 9.
o)    Financial Instruments
Classification of Financial Instruments
The company classifies its financial assets as fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) and amortized cost according to the company’s business objectives for managing the financial assets and based on the contractual cash flow characteristics of the financial assets. The company classifies its financial liabilities as amortized cost or FVTPL.
•Financial instruments that are not held for the sole purpose of collecting contractual cash flows are classified as FVTPL and are initially recognized at their fair value and are subsequently measured at fair value at each reporting date. Gains and losses recorded on each revaluation date are recognized within net earnings. Transaction costs of financial assets classified as FVTPL are expensed in profit or loss.
•Financial assets classified as FVTOCI are initially recognized at their fair value and are subsequently measured at fair value at each reporting date. The cumulative gains or losses related to FVTOCI equity instruments are not reclassified to profit or loss on disposal, whereas the cumulative gains or losses on all other FVTOCI assets are reclassified to profit or loss on disposal, when there is a significant or prolonged decline in fair value or when the company acquires a controlling or significant interest in the underlying investment and commences equity accounting or consolidating the investment. The cumulative gains or losses on all FVTOCI liabilities are reclassified to profit or loss on disposal.
•Financial instruments that are held for the purpose of collecting contractual cash flows that are solely payments of principal and interest are classified as amortized cost and are initially recognized at their fair value and are subsequently measured at amortized cost using the effective interest rate method. Transaction costs of financial instruments classified as amortized cost are capitalized and amortized in profit or loss on the same basis as the financial instrument.
Expected credit losses associated with debt instruments carried at amortized cost and FVOCI are assessed on a forward-looking basis. The impairment methodology applied depends on whether there has been a significant increase in credit risk since initial recognition. Impairment charges are recognized in profit or loss based on the expected credit loss model.
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The following table presents the types of financial instruments held by the company within each financial instrument classification:

Financial Instrument Type	Measurement
Financial Assets
Cash and cash equivalents	Amortized cost
Other financial assets
Government bonds	FVTPL, FVTOCI
Corporate bonds	FVTPL, FVTOCI, Amortized cost
Fixed income securities and other	FVTPL, FVTOCI
Common shares and warrants	FVTPL, FVTOCI
Loan and notes receivable	FVTPL, Amortized cost
Accounts receivable and other[1]	FVTPL, Amortized cost

Financial Liabilities
Corporate borrowings	Amortized cost
Non-recourse borrowings of managed entities
Property-specific borrowings	Amortized cost
Subsidiary borrowings	Amortized cost
Accounts payable and other[1]	FVTPL, Amortized cost
Subsidiary equity obligations	FVTPL, Amortized cost
1.Includes derivative instruments.
Other Financial Assets
Other financial assets are recognized on their trade date and initially recorded at fair value with changes in fair value recorded in net income or other comprehensive income in accordance with their classification. Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used.
Other financial assets also include loans and notes receivable which are recorded initially at fair value and, with the exception of loans and notes receivable designated as FVTPL, are subsequently measured at amortized cost using the effective interest method, less any applicable provision for impairment. A provision for impairment is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Loans and receivables designated as FVTPL are recorded at fair value, with changes in fair value recorded in net income in the period in which they arise.
Allowance for Credit Losses
For financial assets classified as amortized cost or debt instruments as FVTOCI, at each reporting period, the company assesses if there has been a significant increase in credit risk since the asset was originated to determine if a 12-month expected credit loss or a life-time expected credit loss should be recorded regardless of whether there has been an actual loss event. The company uses unbiased, probability-weighted loss scenarios which consider multiple loss scenarios based on reasonable and supportable forecasts in order to calculate the expected credit losses.
The company assesses the carrying value of FVTOCI and amortized cost securities for impairment when there is objective evidence that the asset is impaired such as when an asset is in default. Impaired financial assets continue to record life-time expected credit losses; however interest revenue is calculated based on the net amortized carrying amount after deducting the loss allowance. When objective evidence of impairment exists, losses arising from impairment are reclassified from accumulated other comprehensive income to net income.

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Derivative Financial Instruments and Hedge Accounting
The company selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Derivative financial instruments are recorded at fair value within the company’s consolidated financial statements. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair values. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in accounts receivable and other or accounts payable and other, respectively.
Items Classified as Hedges
Realized and unrealized gains and losses on foreign exchange contracts designated as hedges of currency risks relating to a net investment in a subsidiary or an associate are included in equity. Gains or losses are reclassified into net income in the period in which the subsidiary or associate is disposed of or to the extent that the hedges are ineffective. Where a subsidiary is partially disposed, and control is retained, any associated gains or costs are reclassified within equity to ownership changes. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at their estimated fair value with changes in fair value recorded in net income or as a component of equity, as applicable. Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments. Unrealized gains and losses on electricity contracts designated as cash flow hedges of future power generation revenue are included in equity as a cash flow hedge. The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.
Items Not Classified as Hedges
Derivative financial instruments that are not designated as hedges are carried at their estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period in which the change occurs. Realized and unrealized gains and losses on equity derivatives used to offset changes in share prices in respect of vested deferred share units and restricted share units are recorded together with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in revenues, direct costs or corporate costs, as applicable. Realized and unrealized gains and losses on derivatives which are considered economic hedges, and where hedge accounting is not able to be elected, are recorded in fair value changes in the Consolidated Statements of Operations.
p)    Income Taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized in equity. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences and for the carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured using the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.
q)    Business Combinations
Business combinations are accounted for using the acquisition method. The cost of a business acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held for sale which are recognized and measured at fair value less costs to sell. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.
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To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.
When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income, other than amounts transferred directly to retained earnings. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Transaction costs are recorded as an expense within fair value changes in the Consolidated Statements of Operations.
r)    Leases
The company accounts for leases under IFRS 16 Leases (“IFRS 16”). Under IFRS 16, the company must assess whether a contract is, or contains, a lease at inception of the contract. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control exists if a customer can make the important decisions governing the use of an asset specified in a contract similar to decisions made over assets owned by the business. The company has elected to not allocate contract consideration between lease and non-lease components, but rather account for each lease and non-lease component as a single lease component. This election is made by asset class.
For lessors, a lease shall be classified as either a finance or operating lease on commencement of the lease contract. If the contract represents a finance lease in which the risk and rewards of ownership have transferred to the lessee, a lessor shall recognize a finance lease receivable at an amount equal to the net investment in the lease discounted using the interest rate implicit in the lease. Subsequently, finance income is recognized at a constant rate on the net investment of the finance lease. Lease payments received from operating leases shall be recognized into income on a straight-line or other systematic basis.
For lessees, the company recognizes a right-of-use (“ROU”) asset and lease liability at the lease commencement date. The ROU asset is initially measured based on the calculated lease liability plus initial direct costs incurred by the lessee, estimates to dismantle and restore the underlying asset at the end of the lease term and lease payments made net of incentives received at or before the lease commencement date. It is classified as either investment PP&E, or inventory depending on the nature of the asset and is subsequently accounted for consistently with owned assets within the respective asset classes with the exception of PP&E. Unlike most of the company’s owned assets within PP&E, lease assets classified within PP&E are subsequently measured applying the cost method rather than the revaluation method. The ROU asset is depreciated applying a straight-line method or other systematic basis over the shorter of the useful life of the underlying asset or the term of the lease. Lease contracts often include an option to extend the term of the lease and such extensions are factored into the lease term if the company is reasonably certain to exercise that option. ROU assets are tested for impairment in accordance with IAS 36, Impairment of Assets. Refer to section (g) above for additional details of our accounting policies governing investment properties, PP&E and inventory.
Lease liabilities are classified within accounts payable and other and are recognized at the commencement of the lease, initially measured at the present value of future lease payments not paid as at the commencement date, discounted using the interest rate implicit in the lease, or the lessee’s incremental borrowing rate if the implicit rate cannot be readily determined. Lease liabilities are subsequently measured at amortized cost by applying the effective interest method. Lease liabilities are remeasured if there is reassessment of the timing or amount of future lease payments arising from a change in an index or rate, revisions to estimates of the lease term or residual value guarantee, or a change in the assessment of an option to purchase the underlying asset. Such remeasurements of the lease liability are generally recognized as an adjustment to the ROU asset unless further reduction in the measurement of the lease liability would reduce a ROU asset below zero, in which case it is recorded in the Consolidated Statements of Operations.
Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the ROU asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are classified within direct costs in the Consolidated Statements of Operations.
We are applying certain practical expedients as permitted by the standard; specifically, we have elected to apply practical expedients associated with short-term and low-value leases that allow the company to record operating expenses on such leases on a straight-line basis without having to capitalize the lease arrangement.
We have also applied a number of critical judgments in applying this standard, including: i) identifying whether a contract (or part of a contract) includes a lease; ii) determining whether it is reasonably certain that lease extension or termination options will be exercised in determining the lease term; and iii) determining whether variable payments are in-substance fixed. Critical estimates used in the application of IFRS 16 include estimating the lease term and determining the appropriate rate at which to discount the lease payments.
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s)    Other Items
i.    Capitalized Costs
Capitalized costs related to assets under development and redevelopment include all eligible expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs that are directly attributable to these assets.
Borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.
ii.    Share-based Payments
The company issues share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions, comprised of share options, restricted shares and escrowed shares, is determined as the fair value of the award on the grant date using a fair value model. The cost of equity-settled share-based transactions is recognized as each tranche vests and is recorded in contributed surplus as a component of equity. The cost of cash-settled share-based transactions, comprised of Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”), is measured as the fair value at the grant date, and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability. The liability is recorded as a provision within accounts payable and other and measured at each reporting date at fair value with changes in fair value recognized in net income.
iii.    Provisions
A provision is a liability of uncertain timing that is recognized when the company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The company’s significant provisions consist of pensions and other long-term and post-employment benefits, warranties on some products or services, obligations to retire or decommission tangible long-lived assets and the cost of legal claims arising in the normal course of operations.
a.    Pensions and Other Post-Employment Benefits
The company offers pension and other post-employment benefit plans to employees of certain of its subsidiaries, with certain of these subsidiaries offering defined benefit plans. Defined benefit pension expenses, which include the current year’s service cost, are included in direct costs. For each defined benefit plan, we recognize the present value of our defined benefit obligations less the fair value of the plan assets as a defined benefit liability reported in accounts payable and other on our Consolidated Balance Sheets. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.
b.    Other Long-Term Incentive Plans
The company provides long-term incentive plans to certain employees whereby the company allocates a portion of the amounts realized through subsidiary profit-sharing agreements to its employees. The cost of these plans is recognized over the requisite service period, provided it is probable that the vesting conditions will be achieved, based on the underlying subsidiary profit sharing arrangement. The liability is recorded within accounts payable and other and measured at each reporting date with the corresponding expense recognized in direct costs.
c.    Warranties, Asset Retirement, Legal and Other
Certain consolidated entities offer warranties on the sale of products or services. A provision is recorded to provide for future warranty costs based on management’s best estimate of probable warranty claims.
Certain consolidated entities have legal obligations to retire tangible long-lived assets. A provision is recorded at each reporting date to provide for the estimated fair value of the asset retirement obligation upon decommissioning of the asset period.
In the normal course of operations, the company may become involved in legal proceedings. Management analyzes information about these legal matters and provides provisions for probable contingent losses, including estimated legal expenses to resolve the matters. Internal and external legal counsel are used in order to estimate the probability of an unfavorable outcome and the amount of loss.
147 BROOKFIELD ASSET MANAGEMENT

t)    Critical Estimates and Judgments
The preparation of financial statements requires management to make estimates and judgments that affect the carried amounts of certain assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses recorded during the period. Actual results could differ from those estimates.
In making estimates and judgments, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates and judgments have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that the company believes will materially affect the methodology or assumptions utilized in making estimates and judgments in these consolidated financial statements.
i.    Critical Estimates
The significant estimates used in determining the recorded amount for assets and liabilities in the consolidated financial statements include the following:
a.    Investment Properties
The critical assumptions and estimates used when determining the fair value of commercial properties are: discount rates and terminal capitalization rates for properties valued using a discounted cash flow model and capitalization rates for properties valued using a direct capitalization approach. Management also uses assumptions and estimates in determining expected future cash flows in discounted cash flow models and stabilized net operating income used in values determined using the direct capitalization approach. Properties under development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.
Further information on investment property estimates is provided in Note 11.
b.    Revaluation Method for Property, Plant and Equipment
When determining the carrying value of PP&E using the revaluation method, the company uses the following critical assumptions and estimates: the timing of forecasted revenues; future sales prices and associated expenses; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of PP&E under development includes estimates in respect of the timing and cost to complete the development.
Further information on estimates used in the revaluation method for PP&E is provided in Note 12.
c.    Financial Instruments
Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; the amount of the liability and equity components of compound financial instruments; discount rates and volatility utilized in option valuations.
Further information on estimates used in determining the carrying value of financial instruments is provided in Notes 6 and 25.
d.    Inventory
The company estimates the net realizable value of its inventory using estimates and assumptions about future development costs, costs to hold and future selling costs.
e.    Other
Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: the assessment or determination of net recoverable amount; oil and gas reserves; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; fair value of assets held as collateral and the percentage of completion for construction contracts.
2020 ANNUAL REPORT 148

ii.    Critical Judgments
Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:
a.    Control or Level of Influence
When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that it exerts directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated as a result of the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership.
b.    Investment Properties
When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.
c.    Property, Plant and Equipment
The company’s accounting policy for its PP&E requires critical judgments over the assessment of carrying value, whether certain costs are additions to the carrying amount of the PP&E as opposed to repairs and maintenance, and for assets under development the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the asset’s carrying value.
For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes, discount and capitalization rates. Judgment is applied when determining future electricity prices considering broker quotes for the years in which there is a liquid market available and, for the subsequent years, our best estimate of electricity prices from renewable sources that would allow new entrants into the market.
d.    Identifying Performance Obligations for Revenue Recognition
Management is required to identify performance obligations relating to contracts with customers at the inception of each contract. IFRS 15 requires a contract’s transaction price to be allocated to each distinct performance obligation and subsequently recognized into income when, or as, the performance obligation is satisfied. Judgment is used when assessing the pattern of delivery of the product or service to determine if revenue should be recognized at a point in time or over time. For certain service contracts recognized over time, judgment is required to determine if revenue from variable consideration such as incentives, claims and variations from contract modifications has met the required probability threshold to be recognized.
Management also uses judgment to determine whether contracts for the sale of products and services have distinct performance obligations that should be accounted for separately or as a single performance obligation. Goods and services are considered distinct if: (1) a customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (2) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.
Additional details about revenue recognition policies across our operating segments are included in Note 2(n) of the consolidated financial statements.

149 BROOKFIELD ASSET MANAGEMENT

e.    Common Control Transactions
The purchase and sale of businesses or subsidiaries between entities under common control are not specifically addressed in IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.
f.    Indicators of Impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; the determination of discount and capitalization rates; and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.
g.    Income Taxes
The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences that would follow the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use.
h.    Classification of Non-Controlling Interests in Limited-Life Funds
Non-controlling interests in limited-life funds are classified as liabilities (subsidiary equity obligations) or equity (non-controlling interests) depending on whether an obligation exists to distribute residual net assets to non-controlling interests on liquidation in the form of cash or another financial asset or assets delivered in kind. Judgment is required to determine what the governing documents of each entity require or permit in this regard.
i.    Other
Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting; and the determination of functional currency.
3.    SEGMENT INFORMATION
a) Operating Segments
Our operations are organized into our asset management and corporate segments, in addition to five operating business groups which collectively represent seven operating segments for internal and external reporting purposes. We use our common equity by segment to evaluate capital allocation decisions and measure performance using funds from operations (“FFO”).
Our operating segments are as follows:
The Corporation:
i.Asset management operations include managing our long-term private funds, perpetual strategies and public securities on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”). We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.
ii.Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

2020 ANNUAL REPORT 150

Managed investments:
iii.Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.
iv.Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar and energy transition power generating facilities.
v.Infrastructure operations include the ownership, operation and development of utilities, transport, midstream, data and sustainable resource assets.
vi.Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrials.
vii.Residential development operations consist of homebuilding, condominium development and land development.
b) Segment Financial Measures
FFO is a key measure of our financial performance and our segment measure of profit and loss. It is utilized by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and as an investor in our assets. FFO from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our listed affiliates, private funds and public securities accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. As an investor in our assets, our FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we derive FFO for each operating segment and reconcile total FFO to net income in Note 3(c)(v) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.

151 BROOKFIELD ASSET MANAGEMENT

Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.
c) Reportable Segment Measures

AS AT AND FOR THE YEAR ENDED DEC. 31, 2020 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Segments	Note
External revenues	$246	$872	$8,851	$4,085	$9,294	$37,161	$2,243	$62,752
Inter-segment and other revenues[1]	3,278	(1)	32	—	7	614	—	3,930	i
Segmented revenues	3,524	871	8,883	4,085	9,301	37,775	2,243	66,682
FFO from equity accounted investments[1]	277	(17)	765	116	1,329	600	21	3,091	ii
Interest expense	—	(388)	(3,117)	(885)	(1,224)	(1,573)	(29)	(7,216)	iii
Current income taxes	—	(67)	(82)	(66)	(247)	(286)	(8)	(756)	iv
Funds from operations[1]	1,776	(86)	876	1,044	569	935	66	5,180	v
Common equity	4,947	(6,986)	19,331	5,154	2,552	3,965	2,730	31,693
Equity accounted investments	4,530	830	21,024	1,444	10,530	2,623	346	41,327
Additions to non-current assets[2]	64	234	10,117	1,677	11,200	3,535	45	26,872
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at approximately 62%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the year ended December 31, 2020, $1.2 billion of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

AS AT AND FOR THE YEAR ENDED DEC. 31, 2019 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Segments	Note
External revenues	$271	$508	$10,442	$3,959	$7,091	$43,099	$2,456	$67,826
Inter-segment revenues	2,343	(49)	33	15	2	479	—	2,823	i
Segmented revenues[1]	2,614	459	10,475	3,974	7,093	43,578	2,456	70,649
FFO from equity accounted investments	43	14	1,049	74	1,100	320	41	2,641	ii
Interest expense	—	(349)	(3,469)	(923)	(937)	(1,536)	(66)	(7,280)	iii
Current income taxes	—	(114)	(165)	(73)	(255)	(326)	(37)	(970)	iv
Funds from operations[1]	1,597	(359)	1,185	333	464	844	125	4,189	v
Common equity	4,927	(7,897)	18,781	5,320	2,792	4,086	2,859	30,868
Equity accounted investments	4,599	681	22,314	1,154	8,972	2,596	382	40,698
Additions to non-current assets[2]	4,654	617	17,915	2,207	17,352	19,825	88	62,658
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at approximately 61%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the year ended December 31, 2019, $231 million of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.
i.Inter-Segment Revenues
For the year ended December 31, 2020, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and Oaktree totaling $3.3 billion (2019 – $2.3 billion), revenues earned on construction projects between consolidated entities totaling $610 million (2019 – $450 million), and other revenues totaling a net income of $42 million (2019 – $30 million). Inter-segment revenues are eliminated on consolidation to arrive at the company’s consolidated revenues.
2020 ANNUAL REPORT 152

ii.FFO from Equity Accounted Investments
The company determines FFO from its equity accounted investments by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles the company’s consolidated equity accounted income to FFO from equity accounted investments:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
Consolidated equity accounted (loss) income	$(79)	$2,498
Non-FFO items from equity accounted investments[1]	3,170	143
FFO from equity accounted investments	$3,091	$2,641
1.Adjustment to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
iii.Interest Expense
For the year ended December 31, 2020, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $8 million (2019 – $53 million) that is eliminated on consolidation, along with the associated revenue.
iv.Current Income Taxes
Current income taxes are included in FFO but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles consolidated income taxes to current and deferred income taxes:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
Current income tax expense	$(756)	$(970)
Deferred income tax (expense) recovery	(81)	475
Income tax expense	$(837)	$(495)
iv.
v.Reconciliation of Net Income to Total FFO
The following table reconciles net income to total FFO:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2020	2019
Net income		$707	$5,354
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		3,170	143
Fair value changes		1,423	831
Depreciation and amortization		5,791	4,876
Deferred income taxes		81	(475)
Realized disposition gains in fair value changes or equity	vi	1,554	621
Non-controlling interests in FFO		(7,546)	(7,161)
Total FFO		$5,180	$4,189
vi.Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of a consolidated entity.
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $1.6 billion for the year ended December 31, 2020 (2019 – $621 million), of which $499 million relates to prior periods (2019 – $284 million), $1.1 billion has been recorded directly in equity as changes in ownership (2019 – $258 million) and a loss of $29 million has been recorded in fair value changes (2019 – gain of $79 million).

153 BROOKFIELD ASSET MANAGEMENT

d) Geographic Allocation
The company’s revenues by location of operations are as follows:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
U.S.	$18,048	$16,584
Canada	5,906	6,202
U.K.	16,032	21,847
Brazil	3,323	4,099
Europe	6,191	6,285
Australia	5,528	5,522
India	1,284	803
Colombia	1,762	2,095
Other Asia	2,388	1,599
Other	2,290	2,790
	$62,752	$67,826
The company’s consolidated assets by location are as follows:

AS AT DEC. 31 (MILLIONS)	2020	2019
U.S.	$159,684	$149,687
Canada	36,403	35,840
U.K.	31,598	30,184
Brazil	20,675	24,354
Europe	22,267	19,404
Australia	22,000	22,971
India	21,438	9,089
Colombia	10,919	10,819
Other Asia	9,343	8,379
Other	9,369	13,242
	$343,696	$323,969

2020 ANNUAL REPORT 154

4.    SUBSIDIARIES
The following table presents the details of the company’s subsidiaries with significant non-controlling interests:

	Jurisdiction of Formation	Ownership Interest Held by Non-Controlling Interests[1,2]
AS AT DEC. 31		2020	2019
Brookfield Property Partners L.P. (“BPY”)	Bermuda	38.3%	44.8%
Brookfield Renewable Partners L.P. (“BEP”)[3]	Bermuda	49.3%	39.5%
Brookfield Infrastructure Partners L.P. (“BIP”)[4]	Bermuda	71.5%	70.4%
Brookfield Business Partners L.P. (“BBU”)	Bermuda	36.5%	37.3%
1.Control and associated voting rights of the limited partnerships (BPY, BEP, BIP and BBU) reside with their respective general partners which are wholly owned subsidiaries of the company. The company’s general partner interest is entitled to earn base management fees and incentive payments in the form of incentive distribution rights or performance fees.
2.The company’s ownership interest in BPY, BEP, BIP and BBU includes a combination of redemption-exchange units (REUs), Class A limited partnership units, special limited partnership units, general partnership units and units or shares that are exchangeable for units in our listed partnerships, in each subsidiary, where applicable. Each of BPY, BEP, BIP and BBU’s partnership capital includes its Class A limited partnership units whereas REUs and general partnership units are considered non-controlling interests for the respective partnerships. REUs share the same economic attributes in all respects except for the redemption right attached thereto. The REUs and general partnership units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.
3.Ownership interest held by Non-Controlling Interests represents the combined units not held in BEP LP and Brookfield Renewable Corporation (“BEPC”).
4.Ownership interest held by Non-Controlling Interests represents the combined units not held in BIP LP and Brookfield Infrastructure Corporation (“BIPC”).

The table below presents the exchanges on which the company’s subsidiaries with significant non-controlling interests were publicly listed as of December 31, 2020:

	TSX	NYSE	Nasdaq
BPY	BPY.UN	N/A	BPY
BEP	BEP.UN	BEP	N/A
BIP	BIP.UN	BIP	N/A
BBU	BBU.UN	BBU	N/A

The following table outlines the composition of accumulated non-controlling interests presented within the company’s consolidated financial statements:

AS AT DEC. 31 (MILLIONS)	2020	2019
BPY	$25,986	$29,165
BEP	17,194	13,321
BIP	19,753	20,036
BBU	9,162	8,664
Individually immaterial subsidiaries with non-controlling interests	14,709	10,647
	$86,804	$81,833
155 BROOKFIELD ASSET MANAGEMENT

All publicly listed entities are subject to independent governance. Accordingly, the company has no direct access to the assets of these subsidiaries. Summarized financial information with respect to the company’s subsidiaries with significant non-controlling interests is set out below. The summarized financial information represents amounts before intra-group eliminations:

	BPY		BEP		BIP		BBU
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019	2020	2019	2020	2019	2020	2019
Current assets	$5,009	$3,289	$1,742	$1,474	$3,711	$5,841	$14,493	$12,795
Non-current assets	102,942	108,354	47,980	34,217	57,620	50,467	40,253	38,956
Current liabilities	(18,220)	(12,466)	(2,876)	(1,678)	(5,524)	(5,439)	(12,133)	(11,024)
Non-current liabilities	(48,208)	(54,242)	(25,079)	(15,882)	(34,134)	(28,692)	(31,276)	(29,674)
Non-controlling interests	(25,986)	(29,165)	(17,194)	(13,321)	(19,753)	(20,036)	(9,162)	(8,664)
Equity attributable to Brookfield	$15,537	$15,770	$4,573	$4,810	$1,920	$2,141	$2,175	$2,389

Revenues	$6,593	$8,203	$3,810	$2,980	$8,885	$6,597	$37,635	$43,032
Net income (loss) attributable to:
Non-controlling interests	$(673)	$2,091	$162	$348	$863	$636	$686	$353
Shareholders	(1,385)	1,066	(207)	(75)	41	14	(106)	81
	$(2,058)	$3,157	$(45)	$273	$904	$650	$580	$434
Other comprehensive income (loss) attributable to:
Non-controlling interests	$153	$234	$1,621	$1,179	$(82)	$486	$25	$(159)
Shareholders	261	89	653	546	20	104	47	(39)
	$414	$323	$2,274	$1,725	$(62)	$590	$72	$(198)

The summarized cash flows of the company’s subsidiaries with material non-controlling interests are as follows:

	BPY		BEP		BIP		BBU
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019	2020	2019	2020	2019	2020	2019
Cash flows from (used in):
Operating activities	$1,332	$624	$1,296	$1,212	$2,530	$2,143	$4,205	$2,163
Financing activities	(215)	(892)	(792)	(1,010)	2,126	9,542	(1,077)	15,925
Investing activities	(99)	(1,611)	(426)	(251)	(4,609)	(11,372)	(2,334)	(17,939)
Distributions paid to non-controlling interests in common equity	$528	$576	$323	$254	$642	$628	$13	$13

2020 ANNUAL REPORT 156

5.    ACQUISITIONS OF CONSOLIDATED ENTITIES
a)    Completed During 2020
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the year ended December 31, 2020. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis:

(MILLIONS)	Private Equity	Infrastructure	Real Estate, Renewable Power and Other	Total
Cash and cash equivalents	$105	$—	$38	$143
Accounts receivable and other	1,441	408	76	1,925
Inventory	12	—	55	67
Property, plant and equipment	84	7,334	661	8,079
Intangible assets	27	532	66	625
Goodwill	63	27	55	145
Deferred income tax assets	31	—	15	46
Total assets	1,763	8,301	966	11,030
Less:
Accounts payable and other	(55)	(2,518)	(227)	(2,800)
Non-recourse borrowings	(1,016)	(2,356)	(470)	(3,842)
Deferred income tax liabilities	—	(22)	(12)	(34)
Non-controlling interests[1]	(227)	—	(47)	(274)
	(1,298)	(4,896)	(756)	(6,950)
Net assets acquired	$465	$3,405	$210	$4,080

Consideration[2]	$465	$3,405	$210	$4,080
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
Brookfield recorded $621 million of revenue and $10 million of net income in 2020 from the acquired operations as a result of the acquisitions made during the year. If the acquisitions had occurred at the beginning of the year, they would have contributed $1.6 billion and $25 million to total revenue and net losses, respectively.
157 BROOKFIELD ASSET MANAGEMENT

The following table summarizes the balance sheet impact as a result of significant business combinations that occurred in 2020. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis.

	Private Equity	Infrastructure
(MILLIONS)	IndoStar	Summit DigiTel
Cash and cash equivalents	$78	$—
Accounts receivable and other	1,391	408
Property, plant and equipment	9	7,334
Intangible assets	20	532
Goodwill	21	27
Deferred income tax assets	28	—
Total assets	1,547	8,301
Less:
Accounts payable and other	(30)	(2,518)
Non-recourse borrowings	(1,003)	(2,356)
Deferred income tax liabilities	—	(22)
Non-controlling interests[1]	(219)	—
	(1,252)	(4,896)
Net assets acquired	$295	$3,405

Consideration[2]	$295	$3,405
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
Private Equity
During 2020, a subsidiary of the company, together with institutional partners, acquired a 57% ownership interest in IndoStar, an Indian financing company focused on commercial vehicle lending and affordable home finance. The transaction was accounted for as a business combination achieved in stages on May 27, July 8 and 9, 2020. The subsidiary’s previously held investment in IndoStar was remeasured to fair value prior to the acquisition of additional interests. The fair value approximated carrying value and no cumulative gain or loss arising from changes in the fair value of the investment was recognized. Total consideration of $295 million was comprised of an existing equity interest of $276 million and $19 million of cash on hand. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $175 million and $37 million, respectively.
Infrastructure
On August 31, 2020, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in an Indian telecom tower operation for a total of approximately $3.4 billion. Consideration paid was funded fully by cash on hand. Goodwill in the amount of $27 million was recognized, which is not deductible for income tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $1.1 billion and $9 million, respectively.

2020 ANNUAL REPORT 158

b)    Completed During 2019
The following table summarizes the balance sheet impact as a result of business combinations that occurred in 2019. No material changes were made to those allocations disclosed in the 2019 consolidated financial statements:

(MILLIONS)	Private Equity	Infrastructure	Real Estate	Renewable Power and Other	Total
Cash and cash equivalents	$344	$94	$31	$6	$475
Accounts receivable and other	6,706	553	114	110	7,483
Assets classified as held for sale	—	1,584	—	—	1,584
Inventory	2,230	74	46	13	2,363
Equity accounted investments	847	48	—	—	895
Investment properties	—	211	3,458	—	3,669
Property, plant and equipment	6,650	8,710	785	1,308	17,453
Intangible assets	7,057	3,248	28	—	10,333
Goodwill	3,479	2,644	2	—	6,125
Deferred income tax assets	363	46	—	—	409
Total assets	27,676	17,212	4,464	1,437	50,789
Less:
Accounts payable and other	(5,025)	(2,425)	(2,394)	(101)	(9,945)
Non-recourse borrowings	(1,084)	(1,980)	(537)	(319)	(3,920)
Deferred income tax liabilities	(1,142)	(1,248)	—	(36)	(2,426)
Non-controlling interests[1]	(1,749)	(828)	(88)	—	(2,665)
	(9,000)	(6,481)	(3,019)	(456)	(18,956)
Net assets acquired	$18,676	$10,731	$1,445	$981	$31,833

Consideration[2]	$18,672	$10,731	$1,445	$981	$31,829
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
Brookfield recorded $7.6 billion of revenue and $635 million of net losses in 2019 from the acquired operations as a result of the acquisitions made during the year. If the acquisitions had occurred at the beginning of the year, they would have contributed $14.7 billion and $189 million to total revenue and net income, respectively. The difference in our net losses since acquisition date compared to net income had we held our investments since January 1 primarily relate to the timing of acquisitions during the year as those with large contributors to net income were purchased in late 2019. In addition, our post-acquisition margins were reduced from the step-up in inventory costs resulting from purchase price allocations as well as restructuring costs in certain of our acquisitions.
159 BROOKFIELD ASSET MANAGEMENT

The following table summarizes the balance sheet impact as a result of significant business combinations that occurred in 2019. No material changes were made to those allocations disclosed in the 2019 consolidated financial statements.

	Private Equity			Infrastructure			Real Estate	Renewable Power
(MILLIONS)	Clarios	Healthscope	Genworth	East-West Pipeline	Genesee & Wyoming	NorthRiver	Aveo Group	Arcadia
Cash and cash equivalents	$11	$25	$253	$—	$67	$2	$27	$3
Accounts receivable and other	1,503	196	4,796	66	461	—	92	31
Assets classified as held for sale	—	—	—	—	1,584	—	—	—
Inventory	1,775	41	—	28	43	3	43	7
Equity accounted investments	838	9	—	—	48	—	—	—
Investment properties	—	—	—	—	—	—	3,458	—
Property, plant and equipment	3,582	2,590	10	2,134	5,283	1,198	95	759
Intangible assets	6,420	280	243	295	1,992	74	2	—
Goodwill	1,894	1,548	—	—	2,042	218	—	—
Deferred income tax assets	181	136	—	—	5	41	—	—
Total assets	16,204	4,825	5,302	2,523	11,525	1,536	3,717	800
Less:
Accounts payable and other	(1,998)	(691)	(1,954)	(66)	(2,071)	(218)	(2,368)	(65)
Non-recourse borrowings	—	—	(342)	—	(1,567)	—	(537)	—
Deferred income tax liabilities	(967)	(79)	(49)	—	(1,111)	—	—	—
Non-controlling interests[1]	(469)	—	(1,279)	(578)	(250)	—	(88)	—
	(3,434)	(770)	(3,624)	(644)	(4,999)	(218)	(2,993)	(65)
Net assets acquired	$12,770	$4,055	$1,678	$1,879	$6,526	$1,318	$724	$735

Consideration[2]	$12,770	$4,055	$1,674	$1,879	$6,526	$1,318	$724	$735
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
Private Equity
On April 30, 2019, a subsidiary of the company, along with institutional partners, acquired a 100% interest in Clarios, a global automotive battery business, for total consideration of $12.8 billion. Total consideration paid was funded with $2.9 billion of cash on hand, with $9.9 billion funded through non-recourse borrowings raised concurrently on closing. The acquisition resulted in recognition of $1.9 billion of goodwill, which is largely reflective of potential to innovate and grow the business. Approximately $20 million of the goodwill recognized is deductible for tax purposes. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $8.3 billion and $74 million, respectively.
On June 6, 2019, a subsidiary of the company, along with institutional partners, acquired a 100% interest in Healthscope Limited, an Australian private healthcare provider, for a total consideration of $4.1 billion. Total consideration paid was funded with $1.2 billion of cash on hand, with $2.9 billion funded through non-recourse borrowings raised concurrently on closing. The acquisition resulted in recognition of $1.5 billion of goodwill, which is largely reflective of potential growth from integration of the operations. None of the goodwill recognized is deductible for tax purposes. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $1.6 billion and $81 million, respectively.
On December 12, 2019, a subsidiary of the company, along with institutional partners, acquired a 57% interest in Genworth, a Canadian mortgage insurance services business, for total consideration of $1.7 billion, which was funded with cash on hand. The acquisition generated a bargain purchase gain of $4 million. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $677 million and $321 million, respectively.
2020 ANNUAL REPORT 160

Infrastructure
On March 22, 2019, a subsidiary of the company, along with institutional partners, acquired a 100% interest in East-West Pipeline Limited, an Indian natural gas pipeline business, for total consideration of $1.9 billion. Consideration paid was funded with $959 million of cash on hand and the remainder funded through non-recourse borrowings raised concurrently on closing. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $359 million and $65 million, respectively.
On December 30, 2019, a subsidiary of the company, along with institutional partners, acquired a 100% interest in Genesee & Wyoming Inc., a short-haul rail operator in North America, for a total consideration of $6.5 billion. Consideration paid funded with $5.4 billion of cash on hand and the remainder funded through non-recourse borrowings raised concurrently on closing. The acquisition resulted in recognition of $2.0 billion of goodwill, which is largely reflective of potential growth prospects and strong market position. None of the goodwill recognized is deductible for tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $2.3 billion and $235 million, respectively.
On December 31, 2019, a subsidiary of the company, along with institutional partners, acquired a 100% interest in NorthRiver Midstream Inc., the federally regulated portion of Enbridge Inc.’s Canadian natural gas midstream business to be operated alongside the provincial assets acquired in 2018, for a total consideration of $1.3 billion. Consideration paid funded with $861 million of cash on hand and the remainder funded through non-recourse borrowings raised concurrently on closing. The acquisition resulted in recognition of $218 million of goodwill, which is largely reflective of potential growth prospects and strong market position. The goodwill recognized is deductible for tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $271 million and $121 million, respectively.
Real Estate
On November 29, 2019, a subsidiary of the company, along with institutional partners, acquired an 84% interest in Aveo Group, a real estate company that develops, owns and operates a portfolio of retirement homes in Australia, for total consideration of $724 million. Consideration paid funded with $658 million of cash on hand and the remainder funded through non-recourse borrowings raised concurrently on closing. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $174 million and $4 million, respectively.
Renewable Power
On September 26, 2019, a subsidiary of the company acquired a 100% interest in Arcadia, a distributed generation portfolio of renewable energy facilities in the U.S., for total consideration of $735 million funded by non-recourse borrowings raised concurrently on closing. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $67 million and $22 million, respectively.

161 BROOKFIELD ASSET MANAGEMENT

6.    FAIR VALUE OF FINANCIAL INSTRUMENTS
a)    Financial Instruments Classification
The following tables list the company’s financial instruments by their respective classification as at December 31, 2020 and 2019:

AS AT DEC. 31, 2020 (MILLIONS)	Fair Value Through Profit or Loss	Fair Value Through OCI	Amortized Cost	Total
Financial assets[1]
Cash and cash equivalents	$—	$—	$9,933	$9,933
Other financial assets
Government bonds	356	2,295	—	2,651
Corporate bonds	1,094	2,148	357	3,599
Fixed income securities and other	1,079	1,191	—	2,270
Common shares and warrants	3,287	3,227	—	6,514
Loans and notes receivable[2]	110	—	2,586	2,696
	5,926	8,861	2,943	17,730
Accounts receivable and other[3]	1,766	—	11,906	13,672
	$7,692	$8,861	$24,782	$41,335
Financial liabilities
Corporate borrowings	$—	$—	$9,077	$9,077
Non-recourse borrowings of managed entities
Property-specific borrowings	—	—	128,556	128,556
Subsidiary borrowings	—	—	10,768	10,768
	—	—	139,324	139,324
Accounts payable and other[2]	5,889	—	35,228	41,117
Subsidiary equity obligations	1,457	—	2,242	3,699
	$7,346	$—	$185,871	$193,217
1.Financial assets include $9.7 billion of assets pledged as collateral.
2.Includes a shareholder loan of $500 million receivable from our U.S. gas pipeline.
3.Includes derivative instruments which are elected for hedge accounting, totaling $888 million included in accounts receivable and other and $2.4 billion included in accounts payable and other, for which changes in fair value are recorded in other comprehensive income.
2020 ANNUAL REPORT 162

AS AT DEC. 31, 2019 (MILLIONS)	Fair Value Through Profit or Loss	Fair Value Through OCI	Amortized Cost	Total
Financial assets[1]
Cash and cash equivalents	$—	$—	$6,778	$6,778
Other financial assets
Government bonds	156	2,247	—	2,403
Corporate bonds	1,118	1,839	310	3,267
Fixed income securities and other	1,131	619	—	1,750
Common shares and warrants	1,791	1,398	—	3,189
Loans and notes receivable[2]	55	—	1,804	1,859
	4,251	6,103	2,114	12,468
Accounts receivable and other[3]	1,957	—	12,078	14,035
	$6,208	$6,103	$20,970	$33,281
Financial liabilities
Corporate borrowings	$—	$—	$7,083	$7,083
Non-recourse borrowings of managed entities
Property-specific borrowings	—	—	127,869	127,869
Subsidiary borrowings	—	—	8,423	8,423
	—	—	136,292	136,292
Accounts payable and other[2]	4,528	—	32,196	36,724
Subsidiary equity obligations	1,896	—	2,236	4,132
	$6,424	$—	$177,807	$184,231
1.Financial assets include $7.0 billion of assets pledged as collateral.
2.Includes a shareholder loan of $500 million receivable from our U.S. gas pipeline.
3.Includes derivative instruments which are elected for hedge accounting, totaling $950 million included in accounts receivable and other and $1.3 billion included in accounts payable and other, for which changes in fair value are recorded in other comprehensive income.

Gains or losses arising from changes in the fair value through profit or loss (“FVTPL”) financial assets are presented in the Consolidated Statements of Operations in the period in which they arise. Dividends from FVTPL and fair value through other comprehensive income (“FVTOCI”) financial assets are recognized in the Consolidated Statements of Operations when the company’s right to receive payment is established. Interest on FVTOCI financial assets is calculated using the effective interest method and reported in our Consolidated Statements of Operations.
FVTOCI debt and equity securities are recorded on the balance sheet at fair value with changes in fair value recorded through other comprehensive income. As at December 31, 2020, the unrealized gains and losses relating to the fair value of FVTOCI securities amounted to $916 million (2019 – $479 million) and $322 million (2019 – $108 million), respectively.
During the year ended December 31, 2020, $7 million (2019 – $3 million) of net deferred losses previously recognized in accumulated other comprehensive income were reclassified to net income as a result of the disposition or impairment of certain of our FVTOCI financial assets that are not equity instruments.
Included in cash and cash equivalents is $8.2 billion (2019 – $5.7 billion) of cash and $1.8 billion (2019 – $1.1 billion) of short-term deposits as at December 31, 2020.

163 BROOKFIELD ASSET MANAGEMENT

b)    Carrying and Fair Value
The following table lists the company’s financial instruments by their respective classification as at December 31, 2020 and December 31, 2019:

	2020		2019
AS AT DEC. 31 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$9,933	$9,933	$6,778	$6,778
Other financial assets
Government bonds	2,651	2,651	2,403	2,403
Corporate bonds	3,599	3,599	3,267	3,267
Fixed income securities and other	2,270	2,270	1,750	1,750
Common shares and warrants	6,514	6,514	3,189	3,189
Loans and notes receivable	2,696	2,696	1,859	1,859
	17,730	17,730	12,468	12,468
Accounts receivable and other	13,672	13,672	14,035	14,035
	$41,335	$41,335	$33,281	$33,281
Financial liabilities
Corporate borrowings	$9,077	$10,540	$7,083	$7,933
Non-recourse borrowings of managed entities
Property-specific borrowings	128,556	131,099	127,869	129,728
Subsidiary borrowings	10,768	11,085	8,423	8,632
	139,324	142,184	136,292	138,360
Accounts payable and other	41,117	41,117	36,724	36,724
Subsidiary equity obligations	3,699	3,699	4,132	4,139
	$193,217	$197,540	$184,231	$187,156

The current and non-current balances of other financial assets are as follows:

AS AT DEC. 31 (MILLIONS)	2020	2019
Current	$5,483	$3,605
Non-current	12,247	8,863
Total	$17,730	$12,468

2020 ANNUAL REPORT 164

c)    Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2020			2019
AS AT DEC. 31 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$7	$2,644	$—	$—	$2,403	$—
Corporate bonds	192	2,764	286	—	2,682	275
Fixed income securities and other	867	912	491	419	851	480
Common shares and warrants	4,548	577	1,389	1,966	421	802
Loans and notes receivables	—	42	68	—	51	4
Accounts receivable and other	50	1,581	135	1	1,737	219
	$5,664	$8,520	$2,369	$2,386	$8,145	$1,780
Financial liabilities
Accounts payable and other	$75	$5,090	$724	$93	$3,749	$686
Subsidiary equity obligations	—	77	1,380	—	40	1,856
	$75	$5,167	$2,104	$93	$3,789	$2,542
During the year ended December 31, 2020 and 2019, there were no transfers between Level 1, 2 or 3.
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Dec. 31, 2020	Valuation Techniques and Key Inputs
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	$1,581	/	Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

		Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data
	(5,090)
Other financial assets	6,939	Valuation models based on observable market data
Redeemable fund units (subsidiary equity obligations)	(77)	Aggregated market prices of underlying investments
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.
165 BROOKFIELD ASSET MANAGEMENT

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Dec. 31, 2020		Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Fixed income securities and other	$491		Discounted cash flows	• Future cash flows	•Increases (decreases) in future cash flows increase (decrease) fair value
				• Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value
Corporate bonds	286		Discounted cash flows	• Future cash flows	•Increases (decreases) in future cash flows increase (decrease) fair value
				• Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value
Common shares and warrants	1,389		Discounted cash flows	• Future cash flows	•Increases (decreases) in future cash flows increase (decrease) fair value
				• Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value
			Black-Scholes model	• Volatility	•Increases (decreases) in volatility increase (decreases) fair value
				• Term to maturity	•Increases (decreases) in term to maturity increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	(1,380)		Discounted cash flows	• Future cash flows	•Increases (decreases) in future cash flows increase (decrease) fair value
				• Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value
				• Terminal capitalization rate	•Increases (decreases) in terminal capitalization rate decrease (increase) fair value
				• Investment horizon	•Increases (decreases) in the investment horizon decrease (increase) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	135	/	Discounted cash flows	• Future cash flows	•Increases (decreases) in future cash flows increase (decrease) fair value
	(724)
				• Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the years ended December 31, 2020 and 2019:

	2020		2019
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of year	$1,780	$2,542	$795	$2,299
Fair value changes in net income	(92)	(111)	278	(27)
Fair value changes in other comprehensive income[1]	15	4	(10)	6
Additions, net of disposals	666	(331)	717	264
Balance, end of year	$2,369	$2,104	$1,780	$2,542
1.Includes foreign currency translation.
2020 ANNUAL REPORT 166

The following table categorizes liabilities measured at amortized cost, but for which fair values are disclosed based upon the fair value hierarchy levels:

	2020			2019
AS AT DEC. 31, 2020 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Corporate borrowings	$10,443	$97	$—	$7,841	$92	$—
Property-specific borrowings	3,406	57,927	69,766	6,467	52,386	70,875
Subsidiary borrowings	7,825	3	3,257	6,111	299	2,222
Subsidiary equity obligations	—	73	2,169	—	73	2,170
Fair values of Level 2 and Level 3 liabilities measured at amortized cost but for which fair values are disclosed are determined using valuation techniques such as adjusted public pricing and discounted cash flows.
d)    Hedging Activities
The company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. Derivative financial instruments are recorded at fair value. For certain derivatives which are used to manage exposures, the company determines whether hedge accounting can be applied. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be highly effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and financial liabilities, respectively.
i.    Cash Flow Hedges
The company uses the following cash flow hedges: energy derivative contracts to hedge the sale of power; interest rate swaps to hedge the variability in cash flows or future cash flows related to a variable rate asset or liability; and equity derivatives to hedge long-term compensation arrangements. For the year ended December 31, 2020, pre-tax net unrealized losses of $479 million (2019 – losses of $89 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2020, there was an unrealized derivative liability balance of $689 million relating to derivative contracts designated as cash flow hedges (2019 – $210 million).
ii.    Net Investment Hedges
The company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2020, unrealized pre-tax net losses of $182 million (2019 – gains of $433 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2020, there was an unrealized derivative liability balance of $868 million relating to derivative contracts designated as net investment hedges (2019 – asset balance of $551 million).
e)    Netting of Financial Instruments
Financial assets and liabilities are offset with the net amount reported in the Consolidated Balance Sheets where the company currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.
167 BROOKFIELD ASSET MANAGEMENT

The company enters into derivative transactions under International Swaps and Derivatives Association (“ISDA”) master netting agreements. In general, under such agreements the amounts owed by each counterparty on a single day are aggregated into a single net amount that is payable by one party to the other. The agreements provide the company with the legal and enforceable right to offset these amounts and accordingly the following balances are presented net in the consolidated financial statements:

	Accounts Receivable and Other		Accounts Payable and Other
AS AT DEC. 31 (MILLIONS)	2020	2019	2020	2019
Gross amounts of financial instruments before netting	$2,195	$2,380	$4,379	$2,853
Gross amounts of financial instruments set-off in Consolidated Balance Sheets	(429)	(423)	(351)	(366)
Net amount of financial instruments in Consolidated Balance Sheets	$1,766	$1,957	$4,028	$2,487
2020 ANNUAL REPORT 168

7.     ACCOUNTS RECEIVABLE AND OTHER

AS AT DEC. 31 (MILLIONS)	Note	2020	2019
Accounts receivable	(a)	$10,113	$11,129
Prepaid expenses and other assets	(a)	6,335	5,636
Restricted cash	(b)	2,395	1,595
Sustainable resources		85	109
Total		$18,928	$18,469

The current and non-current balances of accounts receivable and other are as follows:

AS AT DEC. 31 (MILLIONS)	2020	2019
Current	$14,187	$13,862
Non-current	4,741	4,607
Total	$18,928	$18,469
a)    Accounts Receivable and Other Assets
Accounts receivable includes contract assets of $632 million (2019 – $682 million). Contract assets relate primarily to work-in-progress on our long-term construction services contracts for which customers have not yet been billed.
b)    Restricted Cash
Restricted cash primarily relates to the financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations across our segments.
c)    Sustainable Resources
Additions of $75 million is attributable to the plantation of soybeans throughout the year. Dispositions of $270 million in 2019 related to the sale of our investment in Acadian. No disposition incurred in 2020.
The following table presents the change in the balance of timberlands and other agricultural assets:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
Balance, beginning of year	$109	$333
Additions	75	77
Dispositions	—	(270)
Fair value adjustments	2	12
Decrease due to harvest	(61)	(39)
Foreign currency changes	(40)	(4)
Balance, end of year	$85	$109
169 BROOKFIELD ASSET MANAGEMENT

The carrying values are based on external appraisals completed annually as at December 31. The appraisals utilize a combination of the discounted cash flow and sales comparison approaches to arrive at the estimated value. The significant unobservable inputs (Level 3) included in the discounted cash flow models used when determining the fair value of standing timber and agricultural assets include:

Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Timber / agricultural prices	• Increases (decreases) in price increase (decrease) fair value	• Increases (decreases) in price tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from price
	• Discount rate /terminal capitalization rate	• Increases (decreases) in discount rate or terminal capitalization rate decrease (increase) fair value	• Decreases (increases) in discount rates or terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from rates
	• Exit Date	• Increases (decreases) in exit date decrease (increase) fair value	• Increases (decreases) in the exit date tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
Key valuation assumptions include a weighted-average discount and terminal capitalization rate of 4.6% (2019 – 6.1%), and terminal valuation dates of up to 18 years (2019 – 21 years). Timber and agricultural asset prices were based on a combination of forward prices available in the market and price forecasts.
2020 ANNUAL REPORT 170

8.     INVENTORY

AS AT DEC. 31 (MILLIONS)	2020	2019
Residential properties under development	$2,816	$3,007
Land held for development	2,015	1,781
Completed residential properties	743	998
Industrial products	2,611	2,816
Other[1]	2,175	1,670
Total	$10,360	$10,272
1.Other includes fuel inventory of $651 million (2019 – $690 million) and office developments of $581 million (2019 – $243 million).
The current and non-current balances of inventory are as follows:

AS AT DEC. 31 (MILLIONS)	2020	2019
Current	$6,337	$7,054
Non-current	4,023	3,218
Total	$10,360	$10,272
During the year ended December 31, 2020, the company recognized $24.6 billion (2019 – $26.5 billion) of inventory relating to cost of goods sold and a $107 million expense of impaired inventory (2019 – $38 million). The carrying amount of inventory pledged as collateral at December 31, 2020 was $6.0 billion (2019 – $4.7 billion).
9.    HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale as at December 31, 2020 and 2019:

AS AT DEC. 31 (MILLIONS)	Real Estate	Renewable Power	Private Equity	2020 Total	2019 Total
Assets
Cash and cash equivalents	$1	$5	$—	$6	$58
Accounts receivable and other	62	1	4	67	174
Equity accounted investments	208	—	1,325	1,533	413
Investment properties	4,224	—	—	4,224	251
Property, plant and equipment	—	51	31	82	1,730
Other long-term assets	5	—	—	5	872
Deferred income tax assets	—	—	—	—	4
Assets classified as held for sale	$4,500	$57	$1,360	$5,917	$3,502
Liabilities
Accounts payable and other	$115	$3	$—	$118	$223
Non-recourse borrowings of managed entities	2,230	4	—	2,234	1,071
Deferred income tax liabilities	—	7	—	7	396
Liabilities associated with assets classified as held for sale	$2,345	$14	$—	$2,359	$1,690
As at December 31, 2020, assets held for sale within our Real Estate segment include an office asset in Australia, a multifamily asset in the U.S., two malls in the U.S., a mall in Brazil and four triple net lease assets in the U.S.
Assets held for sale within our Renewable Power segment include solar assets in Asia.
Within our Private Equity segment, assets held for sale relate to Norbord.
For the year ended December 31, 2020, we disposed of $6.7 billion and $2.6 billion of assets and liabilities held for sale, respectively. The majority of disposals relate to the sale of the Australian rail operation of Genesee & Wyoming, the pathology business at Healthscope, the Colombian regulated distribution business, and the wind portfolio in Ireland.
171 BROOKFIELD ASSET MANAGEMENT

10.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the ownership interests and carrying values of the company’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Ownership Interest[1]		Carrying Value
AS AT DEC. 31 (MILLIONS)	2020	2019	2020	2019
Oaktree	62%	61%	$5,317	$5,231

Real estate
Associates
LP investments and other	16 – 50%	30 – 90%	136	307
Joint ventures
Core office	15 – 56%	14 – 56%	8,866	9,440
Core retail	22 – 68%	12 – 68%	9,684	10,555
LP investments and other	9 – 84%	18 – 80%	2,338	2,012
			21,024	22,314
Infrastructure
Associates
Utilities[2]	11 – 50%	11 – 50%	1,010	962
Transport	21 – 58%	26 – 58%	5,114	4,033
Data	45 – 50%	45 – 50%	3,209	2,920
Other	22 – 50%	22 – 50%	130	156
Joint ventures
Midstream	50%	50%	841	716
Other	50%	50%	226	185
			10,530	8,972
Private equity
Associates
Norbord	—%	43%	—	1,185
Industrial operations	24 – 54%	24 – 54%	834	854
Other	14 – 70%	25 – 90%	1,789	557
			2,623	2,596

Renewable power and other
Renewable power associates	12 – 60%	14 – 60%	1,444	1,154
Other equity accounted investments[3]	14 – 77%	16 – 85%	389	431
			1,833	1,585

Total			$41,327	$40,698
1.Joint ventures or associates in which the ownership interest is greater than 50% represent investments for which control is either shared or does not exist resulting in the investment being equity accounted.
2.The current and comparative period include a shareholder loan of $500 million receivable from our investment in associate in a U.S. gas pipeline business.
3.Carrying value of joint ventures in other equity accounted investments is $346 million (2019 – $383 million).

2020 ANNUAL REPORT 172

The following tables presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE YEAR ENDED DEC. 31 (MILLIONS)	Oaktree	Real Estate	Infrastructure	Private Equity	Renewable Power and Other	2020 Total	2019 Total
Balance, beginning of year	$5,231	$22,314	$8,972	$2,596	$1,585	$40,698	$33,647
Additions, net of (disposals)[1]	91	517	1,771	(49)	238	2,568	4,676
Acquisitions through business combinations	—	—	—	—	—	—	895
Share of net income (loss)	189	(933)	442	153	70	(79)	2,498
Distributions received	(194)	(726)	(290)	(75)	(98)	(1,383)	(1,300)
Share of other comprehensive income (loss)	—	(267)	165	25	31	(46)	317
Foreign currency translation and other	—	119	(530)	(27)	7	(431)	(35)
Balance, end of year	$5,317	$21,024	$10,530	$2,623	$1,833	$41,327	$40,698
1.Includes assets sold, amounts reclassified to held for sale.
Additions, net of disposals, of $2.6 billion during the year relate primarily to the acquisition of a $1.3 billion interest in BrandSafway in the first quarter of 2020, the acquisition of a $1.3 billion interest in Cheniere in the third quarter of 2020, and acquisitions within our real estate group. These acquisitions were partially offset by the reclassification of Norbord to held for sale as at December 31, 2020.

173 BROOKFIELD ASSET MANAGEMENT

The following table presents current and non-current assets, as well as current and non-current liabilities of the company’s investments in associates and joint ventures:

	2020				2019
AS AT DEC. 31 (MILLIONS)	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities
Oaktree	$2,253	$17,056	$2,146	$7,487	$1,497	$16,870	$1,172	$7,434

Real estate
Associates
LP investments and other	21	1,207	42	958	32	955	15	390
Joint ventures
Core office	2,496	36,668	3,485	17,107	2,790	36,861	4,824	13,987
Core retail	1,230	33,082	673	13,721	992	35,726	615	14,334
LP investments and other	1,279	12,288	903	7,290	648	9,559	648	5,247

Infrastructure
Associates
Utilities	646	6,142	487	4,238	869	6,500	687	4,152
Transport	1,223	25,078	1,929	9,538	1,199	18,028	1,953	8,359
Data	841	13,308	1,263	6,081	912	11,636	1,042	4,908
Other	34	356	32	143	21	374	27	133
Joint ventures
Midstream	161	6,157	230	3,945	154	5,455	249	3,927
Other	43	685	30	299	35	299	6	93

Private equity
Associates
Norbord	—	—	—	—	462	3,911	260	1,355
Industrial operations	1,096	736	505	222	1,038	743	485	256
Other	2,077	9,303	1,357	6,697	793	2,362	697	1,562

Renewable power and other
Renewable power associates	1,355	7,492	635	3,307	539	5,967	535	2,530
Other equity accounted investments	210	790	67	178	1,022	—	118	113
	$14,965	$170,348	$13,784	$81,211	$13,003	$155,246	$13,333	$68,780

Certain of the company’s investments in associates are subject to restrictions on the extent to which they can remit funds to the company in the form of cash dividends or repay loans and advances as a result of borrowing arrangements, regulatory restrictions, and other contractual requirements.
2020 ANNUAL REPORT 174

The following table presents total revenues, net income and other comprehensive income (“OCI”) of the company’s investments in associates and joint ventures:

	2020			2019
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Revenue	Net Income	OCI	Revenue	Net Income	OCI
Oaktree	$1,104	$158	$(2)	$295	$12	$(6)

Real estate
Associates
LP investments and other	99	(145)	(941)	423	127	50
Joint ventures
Core office	1,866	311	(113)	2,386	1,869	(105)
Core retail	1,944	(1,471)	—	2,430	2,114	—
LP investments and other	945	(376)	5	714	23	—

Infrastructure
Associates
Utilities	1,715	364	(205)	1,046	354	26
Transport	4,054	169	(1,451)	3,277	3	363
Data	2,245	293	374	1,447	(38)	57
Other	41	(23)	(245)	55	(45)	(210)
Joint ventures
Midstream	736	244	—	696	358	—
Other	107	2	33	74	19	—

Private equity
Associates
Norbord	2,407	386	12	1,731	(165)	13
Industrial operations	2,713	132	—	1,770	122	—
Other	4,332	(130)	48	1,007	247	26

Renewable power and other
Renewable power associates	737	219	174	431	88	242
Other equity accounted investments	192	56	(2)	400	104	1
	$25,237	$189	$(2,313)	$18,182	$5,192	$457

Certain of the company’s investments are publicly listed entities with active pricing in a liquid market. The fair value of the most significant listed entity, Norbord as at December 31, 2020, based on the publicly listed price in comparison to the company’s carrying value is $nil (2019 – $0.9 billion) and $nil (2019 – $1.2 billion).

175 BROOKFIELD ASSET MANAGEMENT

11.    INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE YEAR ENDED DEC. 31 (MILLIONS)	2020	2019
Fair value, beginning of year	$96,686	$84,309
Additions	8,180	11,638
Acquisitions through business combinations	—	3,669
Changes in basis of accounting[1]	193	928
Dispositions[2]	(9,284)	(6,029)
Fair value changes	(269)	1,710
Foreign currency translation and other	1,276	461
Fair value, end of year[3]	$96,782	$96,686
1. 2019 balance includes the company’s adoption of IFRS 16 resulted in the recognition of ROU investment properties that were previously off-balance sheet items.
2.Includes amounts reclassified to held for sale.
3.As at December 31, 2020, the ending balance includes $90.4 billion (2019 – $88.5 billion) of investment properties leased to third parties. Also includes $3.3 billion of ROU investment properties (December 31, 2019 – $2.6 billion).
Investment properties include the company’s office, retail, multifamily, and other properties as well as highest and best-use land within the company’s sustainable resources operations. Additions of $8.2 billion primarily relates to the enhancement or expansion of properties through capital expenditures and the purchase of investment properties during the year.
Dispositions of $9.3 billion (2019 – $6.0 billion) included the sale of multiple triple net lease investment properties, a portfolio of investment properties within our directly held Fairfield investment, a self-storage portfolio, and a core office asset in London. In addition, the current period includes the reclassification of a portfolio held within Forest City to assets held for sale.
Investment properties generated $5.7 billion (2019 – $5.8 billion) in rental income and incurred $2.5 billion (2019 – $2.4 billion) in direct operating expenses. Most of our investment properties are pledged as collateral for the non-recourse borrowings at their respective properties.
2020 ANNUAL REPORT 176

The following table presents our investment properties measured at fair value:

AS AT DEC. 31 (MILLIONS)	2020	2019
Core office
United States	$15,093	$15,748
Canada	5,102	4,806
Australia	2,731	2,300
Europe	2,699	2,867
Brazil	309	361
Core retail	20,324	21,561
LP investments and other
LP investments office	8,727	8,756
LP investments retail	2,538	2,812
Logistics	—	94
Multifamily	2,442	2,937
Triple net lease	3,719	4,508
Self-storage	—	1,007
Student housing	2,962	2,605
Manufactured housing	2,784	2,446
Mixed-use	3,096	2,703
Directly held real estate properties	22,350	19,814
Other investment properties	1,906	1,361
	$96,782	$96,686
Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value	• Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value	• Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
1.Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.
The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
177 BROOKFIELD ASSET MANAGEMENT

The following table summarizes the key valuation metrics of the company’s investment properties:

	2020			2019
AS AT DEC. 31	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core office
United States	6.9%	5.6%	12	7.0%	5.6%	12
Canada	5.9%	5.2%	10	5.9%	5.2%	10
Australia	6.6%	5.7%	10	6.8%	5.9%	10
Europe	5.2%	3.8%	10	4.6%	4.1%	11
Brazil	7.6%	7.0%	10	7.9%	7.4%	10
Core retail	7.0%	5.3%	10	6.7%	5.4%	10
LP investments and other
LP investments office	9.7%	7.2%	7	10.0%	7.3%	7
LP investments retail	8.7%	7.0%	10	8.8%	7.3%	10
Mixed-use	7.3%	5.2%	10	7.6%	5.4%	10
Logistics[1]	—%	n/a	n/a	5.8%	n/a	n/a
Multifamily[1]	4.9%	n/a	n/a	5.1%	n/a	n/a
Triple net lease[1]	6.2%	n/a	n/a	6.3%	n/a	n/a
Self-storage[1]	—%	n/a	n/a	5.6%	n/a	n/a
Student housing[1]	4.9%	n/a	n/a	5.8%	n/a	n/a
Manufactured housing[1]	4.8%	n/a	n/a	5.5%	n/a	n/a
Directly held real estate properties[2]	5.1 – 9.3%	5.4%	19	5.2 – 9.2%	6.1%	19
Other investment properties[1,3]	5.0 – 8.7%	n/a	n/a	8.9%	n/a	n/a
1.Logistics, multifamily, triple net lease, self-storage, student housing, manufactured housing and other investment properties are valued using the direct capitalization method. The rates presented as the discount rate represent the overall implied capitalization rate. The terminal capitalization rate and the investment horizon are not applicable.
2.We use either the discounted cash flow or the direct capitalization method when valuing our directly held real estate properties. The rates presented as the discount rate represent the overall implied capitalization rates for investment properties that are valued using the direct capitalization approach.
3.Other investment properties include investment properties held in our Infrastructure and Residential Development segments.
12.    PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

	Renewable Power (a)		Infrastructure (b)		Real Estate (c)		Private Equity and Other (d)		Total
AS AT DEC. 31 (MILLIONS)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Costs	$28,838	$27,820	$31,212	$22,454	$9,251	$9,890	$18,770	$17,269	$88,071	$77,433
Accumulated fair value changes	24,238	20,465	4,626	3,777	393	1,366	(873)	(643)	28,384	24,965
Accumulated depreciation	(7,870)	(6,690)	(3,671)	(2,459)	(1,212)	(1,527)	(3,693)	(2,458)	(16,446)	(13,134)
Total[1]	$45,206	$41,595	$32,167	$23,772	$8,432	$9,729	$14,204	$14,168	$100,009	$89,264
1.As at December 31, 2020, the total includes $3.9 billion (December 31, 2019 – $3.7 billion) of property, plant and equipment leased to third parties as operating leases. Our ROU PP&E assets include $4.1 billion (December 31, 2019 – $2.2 billion) in our Infrastructure segment, $856 million (December 31, 2019 – $796 million) in our Real Estate segment, $393 million (December 31, 2019 – $1.1 billion) in our Renewable Power segment and $1.3 billion (December 31, 2019 – $1.3 billion) in Private Equity and other segments, totaling $6.7 billion (December 31, 2019 – $5.4 billion) of ROU assets.
Renewable Power, Infrastructure and Real Estate segments carry property, plant and equipment assets at fair value, classified as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs when determining fair value. Private Equity and other segments carry property, plant and equipment assets at amortized cost. The carrying amount that would have been recognized had our assets been accounted for under the cost model is $59.0 billion (2019 – $51.7 billion). As at December 31, 2020, $80.2 billion (2019 – $66.3 billion) of property, plant and equipment, at cost, were pledged as collateral for the property debt at their respective properties.
2020 ANNUAL REPORT 178

a)    Renewable Power
Our renewable power property, plant and equipment consists of the following:

	Hydroelectric		Wind		Solar and Other		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019	2020	2019	2020	2019	2020	2019
Cost, beginning of year	$14,074	$13,843	$8,459	$7,968	$5,287	$4,297	$27,820	$26,108
Changes in basis of accounting	—	83	—	321	—	3	—	407
Additions, net of disposals and assets reclassified as held for sale	425	162	(9)	(342)	284	280	700	100
Acquisitions through business combinations	—	—	—	566	661	742	661	1,308
Foreign currency translation	(600)	(14)	(52)	(54)	309	(35)	(343)	(103)
Cost, end of year	13,899	14,074	8,398	8,459	6,541	5,287	28,838	27,820

Accumulated fair value changes, beginning of year	16,927	15,416	2,588	2,079	950	765	20,465	18,260
Fair value changes	3,221	1,369	402	669	530	195	4,153	2,233
Dispositions and assets reclassified as held for sale	—	—	—	(126)	—	(35)	—	(161)
Foreign currency translation	(283)	142	(82)	(34)	(15)	25	(380)	133
Accumulated fair value changes, end of year	19,865	16,927	2,908	2,588	1,465	950	24,238	20,465

Accumulated depreciation, beginning of year	(4,412)	(3,879)	(1,781)	(1,358)	(497)	(260)	(6,690)	(5,497)
Depreciation expenses	(517)	(532)	(546)	(502)	(302)	(245)	(1,365)	(1,279)
Dispositions and assets reclassified as held for sale	17	7	25	101	9	9	51	117
Foreign currency translation	181	(8)	9	(22)	(56)	(1)	134	(31)
Accumulated depreciation, end of year	(4,731)	(4,412)	(2,293)	(1,781)	(846)	(497)	(7,870)	(6,690)
Balance, end of year	$29,033	$26,589	$9,013	$9,266	$7,160	$5,740	$45,206	$41,595
179 BROOKFIELD ASSET MANAGEMENT

The following table presents our renewable power property, plant and equipment measured at fair value by geography:

AS AT DEC. 31 (MILLIONS)	2020	2019
North America	$28,044	$25,617
Colombia	8,150	7,353
Europe	4,912	3,770
Brazil	3,005	3,575
Other[1]	1,095	1,280
	$45,206	$41,595
1.Other refers primarily to China, India and Chile in both 2020 and 2019.
Renewable power assets are accounted for under the revaluation model and the most recent date of revaluation was December 31, 2020. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of renewable power assets. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis	• Future cash flows – primarily impacted by future electricity price assumptions	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value	• Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Exit date	• Increases (decreases) in the exit date decrease (increase) fair value	• Increases (decreases) in the exit date tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
Key valuation metrics of the company’s hydroelectric, wind and solar generating facilities at the end of 2020 and 2019 are summarized below.

	North America		Brazil		Colombia		Europe
AS AT DEC. 31	2020	2019	2020	2019	2020	2019	2020	2019
Discount rate
Contracted	4.1 – 4.5%	4.6 – 4.9%	7.3%	8.2%	8.1%	9.0%	3.0 – 3.6%	3.5 – 4.0%
Uncontracted	5.6 – 6.0%	6.1 – 6.4%	8.6%	9.5%	9.4%	10.3%	3.6 – 4.7%	4.0 – 5.3%
Terminal capitalization rate[1]	5.8 – 6.2%	6.2 – 6.7%	n/a	n/a	8.9%	9.8%	n/a	n/a
Exit date	2041	2040	2048	2047	2040	2039	2035	2035
1.    Terminal capitalization rate applies only to hydroelectric assets in North America and Colombia.
Terminal values are included in the valuation of hydroelectric assets in the U.S., Canada and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration as at December 31, 2020, which includes a one-time 30-year renewal for applicable hydroelectric assets completed in the current year, is 32 years (2019 – 32 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil.
2020 ANNUAL REPORT 180

Key assumptions on contracted generation and future power pricing are summarized below:

	Total Generation Contracted under Power Purchase Agreements		Power Prices from Long-Term Power Purchase Agreements (weighted average)		Estimates of Future Electricity Prices (weighted average)
AS AT DEC. 31, 2020 (MILLIONS)	1 – 10 years	11 – 20 years	1 – 10 years	11 – 20 years	1 – 10 years	11 – 20 years
North America (prices in US$/MWh)	43%	13%	96	90	65	117
Brazil (prices in R$/MWh)	70%	30%	306	396	245	328
Colombia (prices in COP$/MWh)	27%	—%	220,000	N/A	265,000	384,000
Europe (prices in €/MWh)	87%	56%	167	255	68	54

The company’s estimate of future renewable power pricing is based on management’s estimate of the cost of securing new energy from renewable sources to meet future demand between 2023 and 2035 (2019 – between 2023 and 2035), which will maintain system reliability and provide adequate levels of reserve generation.
b)    Infrastructure
Our infrastructure property, plant and equipment consists of the following:

	Utilities		Transport		Midstream		Data		Sustainable Resources and Other		Total
AS AT AND FOR THE YEAR ENDED DEC. 31 (MILLIONS)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Cost, beginning of year	$8,654	$6,248	$8,309	$2,495	$3,971	$2,443	$1,131	$444	$389	$429	$22,454	$12,059
Changes in basis of accounting	—	110	—	356	—	108	—	633	—	—	—	1,207
Additions, net of disposals and assets reclassified as held for sale	550	34	146	171	277	136	51	(43)	(16)	(25)	1,008	273
Acquisitions through business combinations	—	2,135	—	5,283	—	1,197	7,334	95	—	—	7,334	8,710
Foreign currency translation	102	127	243	4	73	87	77	2	(79)	(15)	416	205
Cost, end of year	9,306	8,654	8,698	8,309	4,321	3,971	8,593	1,131	294	389	31,212	22,454

Accumulated fair value changes, beginning of year	2,187	2,002	857	810	317	221	—	—	416	447	3,777	3,480
Disposition and assets reclassified as held for sale	—	(416)	—	—	—	—	—	—	—	(37)	—	(453)
Fair value changes	652	572	113	45	21	92	—	—	6	6	792	715
Foreign currency translation	78	29	77	2	—	4	—	—	(98)	—	57	35
Accumulated fair value changes, end of year	2,917	2,187	1,047	857	338	317	—	—	324	416	4,626	3,777

Accumulated depreciation, beginning of year	(1,172)	(985)	(950)	(744)	(208)	(120)	(88)	—	(41)	(40)	(2,459)	(1,889)
Depreciation expenses	(419)	(415)	(498)	(178)	(141)	(84)	(189)	(87)	(10)	(10)	(1,257)	(774)
Dispositions and assets reclassified as held for sale	12	247	134	(25)	—	3	17	—	7	7	170	232
Foreign currency translation	(34)	(19)	(90)	(3)	(7)	(7)	(3)	(1)	9	2	(125)	(28)
Accumulated depreciation, end of year	(1,613)	(1,172)	(1,404)	(950)	(356)	(208)	(263)	(88)	(35)	(41)	(3,671)	(2,459)
Balance, end of year	$10,610	$9,669	$8,341	$8,216	$4,303	$4,080	$8,330	$1,043	$583	$764	$32,167	$23,772

Infrastructure’s PP&E assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2020. The company’s utilities assets consist of regulated transmission and regulated distribution networks, which are operated primarily under regulated rate base arrangements. In the company’s transport operations, the PP&E assets consist of railroads, toll roads and ports. PP&E assets in the midstream operations are comprised of energy transmission, distribution and storage and district energy assets. Data PP&E include mainly telecommunications towers, fiber optic networks and data storage assets. PP&E within our sustainable resource operations include standing timber, land, roads and other agricultural assets.
181 BROOKFIELD ASSET MANAGEMENT

Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of infrastructure’s utilities, transport, midstream, data and sustainable resources assets. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis	• Future cash flows	•Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization multiple	• Increases (decreases) in terminal capitalization multiple increases (decreases) fair value	• Increases (decreases) in terminal capitalization multiple tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization multiple
	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value	• Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
Key valuation metrics of the company’s utilities, transport, midstream, data and sustainable resources assets at the end of 2020 and 2019 are summarized below.

	Utilities		Transport		Midstream		Sustainable Resources
AS AT DEC. 31	2020	2019	2020	2019	2020	2019	2020	2019
Discount rates	7 – 14%	7 – 14%	7 – 13%	7 – 13%	15%	15%	6%	5 – 10%
Terminal capitalization multiples	7x – 23x	8x – 21x	9x – 14x	9x – 14x	10x	10x	6x	5x – 10x
Investment horizon/Exit date (years)	10	10 – 20	10	10 – 20	5 – 10	5 – 10	10	3 – 21

2020 ANNUAL REPORT 182

c)    Real Estate

	Cost		Accumulated Fair Value Changes		Accumulated Depreciation		Total
AS AT AND FOR THE YEAR ENDED DEC. 31 (MILLIONS)	2020	2019	2020	2019	2020	2019	2020	2019
Balance, beginning of year	$9,890	$7,713	$1,366	$1,045	$(1,527)	$(1,106)	$9,729	$7,652
Changes in basis of accounting	(1,895)	769	(681)	—	786	—	(1,790)	769
Additions/(dispositions)[1], net of assets reclassified as held for sale	1,023	514	(135)	(2)	27	37	915	549
Acquisitions through business combinations	—	785	—	—	—	—	—	785
Foreign currency translation	233	109	2	—	(41)	(15)	194	94
Fair value changes	—	—	(159)	323	—	—	(159)	323
Depreciation expenses	—	—	—	—	(457)	(443)	(457)	(443)
Balance, end of year	$9,251	$9,890	$393	$1,366	$(1,212)	$(1,527)	$8,432	$9,729
1.For accumulated depreciation, (additions)/dispositions.
The company’s real estate PP&E assets include hospitality assets accounted for under the revaluation model, with the most recent revaluation as at December 31, 2020. The company determined fair value for these assets by using the depreciated replacement cost method. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of real estate assets. The significant Level 3 inputs include estimates of assets’ replacement cost and remaining economic life.
d)    Private Equity
Private equity and other PP&E includes assets owned by the company’s private equity and residential development operations. These assets are accounted for under the cost model, which requires the assets to be carried at cost less accumulated depreciation and any accumulated impairment losses. The following table presents the changes to the carrying value of the company’s property, plant and equipment assets included in these operations:

	Cost		Accumulated Impairment		Accumulated Depreciation		Total
AS AT AND FOR THE YEAR ENDED DEC. 31 (MILLIONS)	2020	2019	2020	2019	2020	2019	2020	2019
Balance, beginning of year	$17,269	$9,027	$(643)	$(434)	$(2,458)	$(1,472)	$14,168	$7,121
Changes in basis of accounting	—	1,032	—	—	—	—	—	1,032
Additions/(dispositions)[1], net of assets reclassified as held for sale	874	477	57	—	290	332	1,221	809
Acquisitions through business combinations	84	6,650	—	—	—	—	84	6,650
Foreign currency translation	543	83	(3)	(13)	(61)	(44)	479	26
Depreciation expenses	—	—	—	—	(1,464)	(1,274)	(1,464)	(1,274)
Impairment charges	—	—	(284)	(196)	—	—	(284)	(196)
Balance, end of year	$18,770	$17,269	$(873)	$(643)	$(3,693)	$(2,458)	$14,204	$14,168
1.For accumulated depreciation, (additions)/dispositions.

183 BROOKFIELD ASSET MANAGEMENT

13.    INTANGIBLE ASSETS
The following table presents the breakdown of, and changes to, the balance of the company’s intangible assets:

	Cost		Accumulated Amortization and Impairment		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019	2020	2019	2020	2019
Balance, beginning of year	$30,232	$20,304	$(2,522)	$(1,542)	$27,710	$18,762
Additions	452	445	—	—	452	445
Disposals[1]	(2,246)	(499)	307	132	(1,939)	(367)
Acquisitions through business combinations	625	10,333	—	—	625	10,333
Amortization	—	—	(1,310)	(1,141)	(1,310)	(1,141)
PPA adjustments	78	—	7	—	85	—
Foreign currency translation	(1,195)	(351)	230	29	(965)	(322)
Balance, end of year	$27,946	$30,232	$(3,288)	$(2,522)	$24,658	$27,710
1.Include assets sold and amounts reclassified to held for sale.
Intangible assets are allocated to the following operating segments:

AS AT DEC. 31 (MILLIONS)	Note	2020	2019
Infrastructure	(a)	$11,769	$14,388
Private equity	(b)	11,261	11,650
Real estate	(c)	1,177	1,301
Renewable power and other		451	371
		$24,658	$27,710
a)    Infrastructure
The intangible assets in our Infrastructure segment are primarily related to:
•Concession arrangements of $2.9 billion (2019 – $3.9 billion) at the company’s Brazilian regulated gas transmission operation that provide the right to charge a tariff over the term of the agreements. The agreements have an expiration date between 2039 and 2041, which is the basis for the company’s determination of the asset’s remaining useful life. Upon expiry of the agreements, the asset shall be returned to the government and the concession will be subject to a public bidding process.
•Concession arrangements totaling $2.6 billion (2019 – $2.7 billion) relating to the company’s Peruvian, Chilean and Indian toll roads which provide the right to charge a tariff to users of the roads over the terms of the concessions. The Chilean and Peruvian concessions have expiration dates of 2033 and 2043, respectively, while the Indian concessions have an expiration date from 2026 to 2041. The company uses these expiration dates as a basis for determining the assets’ remaining useful lives.
•Customer relationships, operating network agreements and track access rights of $1.9 billion (2019 – $2.0 billion) in our North American rail operations. These intangible assets are amortized on a straight-line basis over 10 to 20 years.
•Contractual customer relationships, customer contracts and proprietary technology of $1.4 billion (2019 – $1.4 billion) at the company’s North American residential energy infrastructure operations. These assets are amortized on a straight-line basis over 10 to 20 years.
•Indefinite life intangible assets of $876 million (2019 – $667 million). The increase from 2019 is primarily attributable to the brand value at our North American rail infrastructure business.
•Access agreements of $1.8 billion with the users of the company’s Australian regulated terminal, which are 100% take-or-pay contracts at a designated tariff rate based on the asset value, were included in intangible assets in 2019. The segment completed the sale of the investment during the year.

2020 ANNUAL REPORT 184

b)    Private Equity
The intangible assets in our Private Equity segment are primarily related to:
•Customer relationships of $5.1 billion (2019 – $5.3 billion), which remained consistent with prior year. The customer relationships acquired are assessed to have a useful life of up to 30 years.
•Water and sewage concession agreements, the majority of which are arrangements with municipal governments across Brazil, of $1.8 billion (2019 – $1.8 billion). The concession agreements provide the company the right to charge fees to users over the terms of the agreements in exchange for water treatment services, ongoing and regular maintenance work on water distribution assets and improvements to the water treatment and distribution systems. The concession agreements have expiration dates that range from 2037 to 2056 which is the basis for the company’s determination of the assets’ remaining useful life. Upon expiry of the agreements, the assets shall be returned to the government.
•Computer software, patents, trademarks and proprietary technology of $3.2 billion (2019 – $3.2 billion), which remained consistent with prior year. The proprietary technology has the potential to provide competitive advantages and product differentiation and is assessed to have a useful life of 15 years.
c)    Real Estate
The intangible assets in our Real Estate segment are primarily attributable to indefinite life trademarks associated with the hospitality assets, Center Parcs U.K properties. The Center Parcs trademark assets have been determined to have an indefinite useful life as the company has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of Center Parcs is not subject to technological obsolescence or commercial innovations in any material way.
Inputs Used to Determine Recoverable Amounts of Intangible Assets
We test finite life intangible assets for impairment when an impairment indicator is identified. Indefinite life intangible assets are tested for impairment annually. We use a discounted cash flow valuation to determine the recoverable amount and consider the following significant unobservable inputs as part of our valuation:

Valuation Technique	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value	Mitigating Factor(s)
Discounted cash flow models	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) the recoverable amount	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in recoverable amounts from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) the recoverable amount	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from discount rates
	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) the recoverable amount	• Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from terminal capitalization rates
	• Exit date	• Increases (decreases) in the exit date decrease (increase) the recoverable amount	• Increases (decreases) in the exit date tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
185 BROOKFIELD ASSET MANAGEMENT

14.    GOODWILL
The following table presents the breakdown of, and changes to, the balance of goodwill:

	Cost		Accumulated Impairment		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019	2020	2019	2020	2019
Balance, beginning of year	$15,412	$9,198	$(862)	$(383)	$14,550	$8,815
Acquisitions through business combinations	145	6,125	—	—	145	6,125
Impairment losses	—	—	(3)	(453)	(3)	(453)
Foreign currency translation and other[1]	(18)	89	40	(26)	22	63
Balance, end of year	$15,539	$15,412	$(825)	$(862)	$14,714	$14,550
1.Includes adjustment to goodwill based on final purchase price allocation.
Goodwill is allocated to the following operating segments:

AS AT DEC. 31 (MILLIONS)	Note	2020	2019
Infrastructure	(a)	$6,634	$6,553
Private equity	(b)	5,244	5,218
Real estate	(c)	1,404	1,357
Renewable power	(d)	970	977
Asset management		368	328
Other		94	117
Total		$14,714	$14,550

a)    Infrastructure
Goodwill in our Infrastructure segment increased primarily from the acquisition of a telecom tower operation in India completed in 2020, partial acquisition of interest in our Colombian natural gas transmission operation, as well as the impact from foreign currency translation.
In addition to goodwill from acquisitions completed in 2020, we have goodwill attributed to Genesee & Wyoming, Enercare, a Western Canadian natural gas gathering and processing operation, a Colombian natural gas transmission operation, a Brazilian regulated transmission operation, and a portfolio of North American data center operations.
Goodwill attributable to our Brazilian regulated transmission operation arose from the inclusion of a deferred tax liability as the tax bases of the net assets acquired were lower than their fair values. The goodwill is recoverable as long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred.
The valuation assumptions used to determine the recoverable amount of goodwill has been determined using a discounted cash flow model. The key inputs are discount rates ranging from 11% – 14%, terminal capitalization multiples of 9x – 12x and cash flow periods from 7 – 21 years. The recoverable amounts for the years ended 2020 and 2019 were determined to be in excess of their carrying values.
b)    Private Equity
Goodwill in our Private Equity segment remained consistent with prior year due to the impact of foreign currency translation offset by the dispositions incurred during the year. Goodwill is primarily attributable to Clarios, Healthscope and Altera.
Goodwill is tested for impairment annually using a discounted cash flow analysis to determine the recoverable amount. The valuation assumptions used to determine the recoverable amount for our construction services business are a discount rate of 9.9% (2019 – 9.4%), terminal growth rate of 2.6% (2019 – 1.5%) and terminal year of 2025 (2019 – 2024) for cash flows included in the assumptions.

2020 ANNUAL REPORT 186

c)    Real Estate
Goodwill in our Real Estate segment is primarily attributable to Center Parcs U.K. and IFC Seoul. Their recoverable amounts for the years ended 2020 and 2019 were determined to be in excess of their carrying values.
The valuation assumptions used to determine the recoverable amount for Center Parcs were a discount rate of 9.5% (2019 –  7.9%) based on a market-based-weighted-average cost of capital, and a long-term growth rate of 3.0% (2019 – 2.0%).
The valuation assumptions used to determine the recoverable amount for IFC Seoul were a discount rate of 7.2% (2019 – 7.5%) based on a market-based-weighted-average cost of capital, and a long-term growth rate of 2.8% (2019 – 2.8%).
d)    Renewable Power
Goodwill in our Renewable Power segment, which is primarily attributable to a hydroelectric portfolio, arose from the inclusion of a deferred tax liability as the tax bases of the net assets acquired were lower than their fair values. The goodwill is recoverable as long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred.
Inputs used to Determine Recoverable Amounts of Goodwill
The recoverable amounts used in goodwill impairment testing are calculated using discounted cash flow models based on the following significant unobservable inputs:

Valuation Technique	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value	Mitigating Factor(s)
Discounted cash flow models	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) the recoverable amount	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in recoverable amounts from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) the recoverable amount	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from discount rates
	• Terminal capitalization rate/multiple	• Increases (decreases) in terminal capitalization rate/multiple decrease (increase) the recoverable amount
•    Increases (decreases) in terminal capitalization rates/multiple tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from terminal capitalization rates

	• Exit date/terminal year of cash flows	• Increases (decreases) in the exit date/terminal year of cash flows decrease (increase) the recoverable amount
•    Increases (decreases) in the exit date/terminal year of cash flows tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year

187 BROOKFIELD ASSET MANAGEMENT

15.    INCOME TAXES
The major components of income tax expense/(recovery) for the years ended December 31, 2020 and 2019 are set out below:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
Current income tax expense	$756	$970
Deferred income tax expense / (recovery)
Origination and reversal of temporary differences	(103)	281
Expense / (recovery) arising from previously unrecognized tax assets	2	(647)
Change of tax rates and new legislation	182	(109)
Total deferred income tax expense / (recovery)	81	(475)
Income tax expense	$837	$495

The company’s Canadian domestic statutory income tax rate has remained consistent at 26% throughout both of 2020 and 2019. The company’s effective income tax rate is different from the company’s domestic statutory income tax rate due to the following differences set out below:

FOR THE YEARS ENDED DEC. 31	2020	2019
Statutory income tax rate	26%	26%
Increase (reduction) in rate resulting from:
Change in tax rates and new legislation	12	(2)
International operations subject to different tax rates	52	(7)
Taxable income attributable to non-controlling interests	(31)	(4)
Portion of gains subject to different tax rates	(10)	(1)
Recognition of deferred tax assets	(10)	(9)
Non-recognition of the benefit of current year’s tax losses	8	4
Other	7	1
Effective income tax rate	54%	8%

Deferred income tax assets and liabilities as at December 31, 2020 and 2019 relate to the following:

AS AT DEC. 31 (MILLIONS)	2020	2019
Non-capital losses (Canada)	$916	$848
Capital losses (Canada)	48	80
Losses (U.S.)	3,338	3,102
Losses (International)	1,415	705
Difference in basis	(18,292)	(16,012)
Total net deferred tax liabilities	$(12,575)	$(11,277)

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2020 is approximately $5 billion (2019 – approximately $5 billion).
The company regularly assesses the status of open tax examinations and its historical tax filing positions for the potential for adverse outcomes to determine the adequacy of the provision for income and other taxes. The company believes that it has adequately provided for any tax adjustments that are more likely than not to occur as a result of ongoing tax examinations or historical filing positions.
The dividend payment on certain preferred shares of the company results in the payment of cash taxes in Canada and the company obtaining a deduction based on the amount of these taxes.
2020 ANNUAL REPORT 188

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

AS AT DEC. 31 (MILLIONS)	2020	2019
One year from reporting date	$4	$22
Two years from reporting date	20	9
Three years from reporting date	20	14
After three years from reporting date	465	1,159
Do not expire	1,473	1,632
Total	$1,982	$2,836

The components of the income taxes in other comprehensive income for the years ended December 31, 2020 and 2019 are set out below:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
Revaluation of property, plant and equipment	$1,214	$623
Financial contracts and power sale agreements	(59)	6
Fair value through OCI securities	74	88
Foreign currency translation	37	(8)
Revaluation of pension obligation	(40)	(6)
Total deferred tax in other comprehensive income	$1,226	$703
189 BROOKFIELD ASSET MANAGEMENT

16.    CORPORATE BORROWINGS

AS AT DEC. 31 (MILLIONS)	Maturity	Annual Rate	Currency	2020	2019
Term debt
Public – Canadian	Mar. 1, 2021	5.30%	C$	$—	$269
Public – Canadian	Mar. 31, 2023	4.54%	C$	472	463
Public – Canadian	Mar. 8, 2024	5.04%	C$	393	385
Public – U.S.	Apr. 1 , 2024	4.00%	US$	749	749
Public – U.S.	Jan. 15, 2025	4.00%	US$	500	500
Public – Canadian	Jan. 28, 2026	4.82%	C$	675	664
Public – U.S.	Jun. 2, 2026	4.25%	US$	497	497
Public – Canadian	Mar. 16, 2027	3.80%	C$	393	385
Public – U.S.	Jan. 25, 2028	3.90%	US$	649	649
Public – U.S.	Mar. 29, 2029	4.85%	US$	999	998
Public – U.S.	Apr. 15, 2030	4.35%	US$	749	—
Public – U.S.	Mar. 1, 2033	7.38%	US$	250	250
Public – Canadian	Jun. 14, 2035	5.95%	C$	331	325
Private – Japanese	Dec. 1, 2038	1.42%	JPY	97	92
Public – U.S.	Sep. 20, 2047	4.70%	US$	902	902
Public – U.S.	Apr. 15, 2050	3.45%	US$	594	—
Public – U.S.	Mar. 30, 2051	3.50%	US$	497	—
Public – U.S.	Oct. 16, 2080	4.63%	US$	400	—
				9,147	7,128
Deferred financing costs[1]				(70)	(45)
Total				$9,077	$7,083
1.Deferred financing costs are amortized to interest expense over the term of the borrowing using the effective interest method.
Corporate borrowings have a weighted-average interest rate of 4.4% (2019 – 4.6%) and include $2.3 billion (2019 – $2.5 billion) repayable in Canadian dollars of C$2.9 billion (2019 – C$3.2 billion) and $97 million (2019 – $92 million) repayable in Japanese Yen of ¥10 billion (2019 – ¥10 billion).
2020 ANNUAL REPORT 190

17.    ACCOUNTS PAYABLE AND OTHER

AS AT DEC. 31 (MILLIONS)	2020	2019
Accounts payable	$9,543	$9,583
Provisions	5,065	4,104
Lease liabilities	8,223	5,494
Other liabilities	27,851	23,896
Total	$50,682	$43,077

The current and non-current balances of accounts payable, provisions and other liabilities are as follows:

AS AT DEC. 31 (MILLIONS)	2020	2019
Current	$25,857	$23,212
Non-current	24,825	19,865
Total	$50,682	$43,077

Post-Employment Benefits
The company offers pension and other post-employment benefit plans to employees of certain of its subsidiaries. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ in-year valuation change was a decrease of $298 million (2019 – $149 million). The discount rate used was 2% (2019 – 3%) with an increase in the rate of compensation of 1% (2019 – 2%), and an investment rate of 3% (2019 – 6%).

AS AT DEC. 31 (MILLIONS)	2020	2019
Plan assets	$3,335	$3,029
Less accrued benefit obligation:
Defined benefit pension plan	(4,613)	(3,995)
Other post-employment benefits	(185)	(173)
Net liability	(1,463)	(1,139)
Less: net actuarial gains and other	11	13
Accrued benefit liability	$(1,452)	$(1,126)
191 BROOKFIELD ASSET MANAGEMENT

18.    NON-RECOURSE BORROWINGS OF MANAGED ENTITIES

AS AT DEC. 31	Note	2020	2019
Subsidiary borrowings	(a)	$10,768	$8,423
Property-specific borrowings	(b)	128,556	127,869
Total		$139,324	$136,292

a)    Subsidiary Borrowings
Principal repayments on subsidiary borrowings due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total
2021	$314	$3	$—	$—	$—	$317
2022	—	—	—	—	38	38
2023	393	—	—	—	227	620
2024	1,974	—	1,681	310	26	3,991
2025	393	314	—	—	394	1,101
Thereafter	314	1,826	1,492	—	1,100	4,732
Total Principal repayments	3,388	2,143	3,173	310	1,785	10,799
Deferred financing costs and other	(10)	(11)	(15)	—	5	(31)
Total – Dec. 31, 2020	$3,378	$2,132	$3,158	$310	$1,790	$10,768
Total – Dec. 31, 2019	$2,024	$2,098	$2,470	$—	$1,831	$8,423

The weighted-average interest rate on subsidiary borrowings as at December 31, 2020 was 3.5% (2019 – 4.3%).
The current and non-current balances of subsidiary borrowings are as follows:

AS AT DEC. 31 (MILLIONS)	2020	2019
Current	$317	$17
Non-current	10,451	8,406
Total	$10,768	$8,423

Subsidiary borrowings by currency include the following:

AS AT DEC. 31 (MILLIONS)	2020	Local Currency		2019	Local Currency
U.S. dollars	$4,376	US$	4,376	$5,162	US$	5,162
Canadian dollars	6,254	C$	7,963	3,078	C$	3,998
Brazilian reais	138	Rs	715	183	Rs	737
Total	$10,768			$8,423
2020 ANNUAL REPORT 192

b)    Property-Specific Borrowings
Principal repayments on property-specific borrowings due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total
2021	$16,583	$1,194	$1,595	$1,531	$67	$20,970
2022	10,654	1,190	894	1,313	25	14,076
2023	7,848	2,063	2,782	2,152	70	14,915
2024	11,279	886	2,583	2,051	325	17,124
2025	8,588	1,179	3,629	4,747	5	18,148
Thereafter	12,525	9,898	9,987	12,018	—	44,428
Total Principal repayments	67,477	16,410	21,470	23,812	492	129,661
Deferred financing costs and other	(404)	(57)	(161)	(479)	(4)	(1,105)
Total – Dec. 31, 2020	$67,073	$16,353	$21,309	$23,333	$488	$128,556
Total – Dec. 31, 2019	$67,909	$15,787	$20,776	$23,105	$292	$127,869

The weighted-average interest rate on property-specific borrowings as at December 31, 2020 was 4.2% (2019 – 4.7%).
The current and non-current balances of property-specific borrowings are as follows:

AS AT DEC. 31 (MILLIONS)	2020	2019
Current	$20,970	$15,696
Non-current	107,586	112,173
Total	$128,556	$127,869

Property-specific borrowings by currency include the following:

AS AT DEC. 31 (MILLIONS)	2020	Local Currency		2019	Local Currency
U.S. dollars	$78,223	US$	78,223	$84,203	US$	84,203
British pounds	10,341	£	7,565	9,812	£	7,401
Indian rupees	8,978	Rs	655,328	4,143	Rs	295,106
Canadian dollars	8,458	C$	10,771	7,955	C$	10,333
Euros	7,816	€	6,398	6,844	€	6,103
Australian dollars	4,799	A$	6,237	4,815	A$	6,861
Brazilian reais	3,487	R$	18,147	3,969	R$	15,998
Colombian pesos	2,141	COP$	7,332,845	2,029	COP$	6,671,818
Korean won	2,082	₩	2,268,301	1,959	₩	2,264,478
Chilean unidades de fomento	1,187	UF	29	1,099	UF	29
Other currencies	1,044	n/a	n/a	1,041	n/a	n/a
Total	$128,556			$127,869
193 BROOKFIELD ASSET MANAGEMENT

19.    SUBSIDIARY EQUITY OBLIGATIONS
Subsidiary equity obligations consist of the following:

AS AT DEC. 31 (MILLIONS)	Note	2020	2019
Subsidiary preferred equity units	(a)	$1,679	$1,650
Limited-life funds and redeemable fund units	(b)	1,456	1,896
Subsidiary preferred shares and capital	(c)	564	586
Total		$3,699	$4,132

a)    Subsidiary Preferred Equity Units
In 2014, BPY issued $1.8 billion of exchangeable preferred equity units in three $600 million tranches redeemable in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units that remain outstanding will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. The preferred equity units represent a compound financial instrument comprised of the financial liability representing the company’s obligations to redeem the preferred equity units at maturity for a variable number of BPY units and an equity instrument representing the holder’s right to convert the preferred equity units to a fixed number of BPY units. The company is required under certain circumstances to purchase the preferred equity units at their redemption value in equal amounts in 2021 and 2024 and may be required to purchase the 2026 tranche, as further described in Note 28(a).

AS AT DEC. 31 (MILLIONS, EXCEPT PER SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Local Currency	2020	2019
Series 1	24,000,000	6.25%	US$	$586	$574
Series 2	24,000,000	6.50%	US$	555	546
Series 3	24,000,000	6.75%	US$	538	530
Total				$1,679	$1,650

b)    Limited-Life Funds and Redeemable Fund Units
Limited-life funds and redeemable fund units represent interests held in our consolidated funds by third-party investors that have been classified as a liability rather than as non-controlling interest, as holders of these interests can cause our funds to redeem their interest in the fund for cash equivalents at a specified time. As at December 31, 2020, we have $1.5 billion (2019 – $1.9 billion) of subsidiary equity obligations arising from limited-life funds and redeemable fund units.
In our real estate business, limited-life fund obligations include $864 million (2019 – $921 million) of equity interests held by third-party investors in two consolidated funds that have been classified as a liability, instead of non-controlling interest, as holders of these interests can cause the funds to redeem their interests in the fund for cash equivalents at the fair value of the interest at a set date.
As at December 31, 2020, we have $517 million (2019 – $934 million) of subsidiary equity obligations arising from limited-life fund units in our infrastructure business. These obligations are primarily composed of the portion of the equity interest held by third-party investors in our timberland and agriculture funds that are attributed to the value of the land held in the fund. The value of this equity interest has been classified as a liability, instead of non-controlling interest, as we are obligated to purchase the land from the third-party investors on maturity of the fund.
We also have $75 million of redeemable fund units (2019 – $41 million) in certain funds managed by our public securities business.
2020 ANNUAL REPORT 194

c)    Subsidiary Preferred Shares and Capital
Preferred shares are classified as liabilities if the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity of the issuer based on the market price of the common equity of the issuer at that time unless they are previously redeemed by the issuer. The dividends paid on these securities are recorded in interest expense. As at December 31, 2020 and 2019, the balance related to obligations of BPY and its subsidiaries.

AS AT DEC. 31 (MILLIONS, EXCEPT PER SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Local Currency	2020	2019
Brookfield Property Split Corp (“BOP Split”) senior preferred shares
Series 1	842,534	5.25%	US$	$21	$23
Series 2	556,746	5.75%	C$	11	13
Series 3	789,718	5.00%	C$	16	18
Series 4	594,994	5.20%	C$	12	18
BSREP II RH B LLC (“Manufactured Housing”) preferred capital		9.00%	US$	249	249
Rouse Series A preferred shares	5,600,000	5.00%	US$	142	142
BSREP II Vintage Estate Partners LLC (“Vintage Estates”) preferred shares	10,000	5.00%	US$	40	40
BIP Investment Corporation Series 1 Senior preferred shares	4,000,000	5.85%	C$	73	73
Forest City Enterprises L.P. (“Forest City”) & Other Preferred Capital				—	10
Total				$564	$586
Each series of the BOP Split senior preferred shares are redeemable at the option of either the issuer or the holder as the redemption and conversion option dates have passed.
Subsidiary preferred capital includes $249 million at December 31, 2020 (2019 – $249 million) of preferred equity interests held by a third-party investor in Manufactured Housing which has been classified as a liability, rather than as non-controlling interest, due to the fact that the holders are only entitled to distributions equal to their capital balance plus 9% annual return payable in monthly distributions until maturity in December 2025. The preferred capital was issued to partially fund the acquisition of the Manufactured Housing portfolio during the first quarter of 2017.
Subsidiary preferred shares include $142 million at December 31, 2020 (2019 – $142 million) of preferred equity interests held by a third-party investor in Rouse Properties, L.P., which have been classified as a liability, rather than as non-controlling interests, due to the fact that the interests have no voting rights and are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.
20.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) is an indirect 100% owned subsidiary of the Corporation that may offer and sell debt securities. Any debt securities issued by BFI are fully and unconditionally guaranteed by the Corporation. BFI issued:
•$500 million of 4.25% notes due in 2026 on June 2, 2016;
•$550 million of 4.70% notes due in 2047 on September 14, 2017;
•$350 million of 4.70% notes due in 2047 on January 17, 2018;
•$650 million of 3.90% notes due in 2028 on January 17, 2018;
•$1.0 billion of 4.85% notes due in 2029 on January 29, 2019;
•$600 million of 4.35% notes due in 2030 on April 9, 2020;
•$150 million of 4.35% notes due in 2030 on April 14, 2020;
•$500 million of 3.50% notes due in 2051 on September 28, 2020; and
•$400 million of 4.625% subordinated notes due in 2080 on October 16, 2020.
195 BROOKFIELD ASSET MANAGEMENT

Brookfield Finance LLC (“BFL”) is a Delaware limited liability company formed on February 6, 2017 and an indirect 100% owned subsidiary of the Corporation. Brookfield Finance II Inc. (“BFI II”) was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a direct 100% owned subsidiary of the Corporation. Brookfield Finance (Australia) Pty Ltd (“BF AUS”) was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is an indirect 100% owned subsidiary of the Corporation. Brookfield Finance I (UK) PLC (“BF U.K.”) was incorporated on September 25, 2020 under the U.K. Companies Act 2006 and is an indirect 100% owned subsidiary of the Corporation. Brookfield Finance II LLC (“BFL II”) was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is an indirect 100% owned subsidiary of the Corporation. BFL, BFL II, BF AUS and BF U.K. are “finance subsidiaries,” as defined in Rule 3-10 of Regulation S-X that may offer and sell debt securities or, in the case of BFL II, preferred shares representing limited liability company interests. Any debt securities issued by BFL and BF U.K. are, and any debt securities issued by BF AUS and BFI II and any preferred shares representing limited liability company interests issued by BFL II will be, fully and unconditionally guaranteed by the Corporation.
On March 10, 2017, BFL issued $750 million of 4.00% notes due in 2024. On December 31, 2018, as part of an internal reorganization, the 2024 notes were transferred to BFI. On February 21, 2020, BFL issued $600 million of 3.45% notes due in 2050. On November 24, 2020, BF U.K. issued $230 million of 4.5% subordinated notes. BFI II, BFL, BFL II, BF AUS and BF U.K. have no independent activities, assets or operations other than in connection with any securities that they may issue.
Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate, renewable power and forest products sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at December 31, 2020, C$37 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.
The following tables contain summarized financial information of the Corporation, BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., BIC and non-guarantor subsidiaries:

AS AT AND FOR THE YEAR ENDED DEC. 31, 2020 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	BIC	Other Subsidiaries of the Company[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$626	$280	$—	$28	$—	$—	$2	$163	$70,385	$(8,732)	$62,752
Net income attributable to shareholders	(134)	73	—	—	—	—	1	91	6,368	(6,533)	(134)
Total assets	73,898	7,207	—	600	—	—	233	4,280	350,687	(93,209)	343,696
Total liabilities	38,060	5,547	—	596	—	—	3	2,690	206,877	(32,719)	221,054
Non-controlling interests – preferred equity	—	—	—	—	—	—	230	—	—	—	230

AS AT AND FOR THE YEAR ENDED DEC. 31, 2019 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	BIC	Other subsidiaries of the Company[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$104	$148	$—	$—	$—	$—	$—	$105	$73,310	$(5,841)	$67,826
Net income attributable to shareholders	2,807	40	—	—	—	—	—	85	3,493	(3,618)	2,807
Total assets	70,976	5,389	—	—	—	—	—	3,520	331,698	(87,614)	323,969
Total liabilities	35,963	3,994	—	—	—	—	—	2,239	195,586	(30,659)	207,123
Non-controlling interests – preferred equity	—	—	—	—	—	—	—	—	—	—	—
1.This column accounts for investments in all subsidiaries of the Corporation under the equity method.
2.This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFI II, BFL, BFL II, BF AUS, BF U.K. and BIC on a combined basis.
3.This column includes the necessary amounts to present the company on a consolidated basis.

2020 ANNUAL REPORT 196

21.     EQUITY
Equity consists of the following:

AS AT DEC. 31 (MILLIONS)	Note	2020	2019
Preferred equity	(a)	$4,145	$4,145
Non-controlling interests	(b)	86,804	81,833
Common equity	(c)	31,693	30,868
		$122,642	$116,846
a)    Preferred Equity
Preferred equity includes perpetual preferred shares and rate-reset preferred shares and consists of the following:

	Average Rate
AS AT DEC. 31 (MILLIONS)	2020	2019	2020	2019
Perpetual preferred shares
Floating rate	1.76%	2.91%	$531	$531
Fixed rate	4.82%	4.82%	739	739
	3.54%	4.02%	1,270	1,270
Fixed rate-reset preferred shares	4.07%	4.28%	2,875	2,875
	3.91%	4.20%	$4,145	$4,145
197 BROOKFIELD ASSET MANAGEMENT

Further details on each series of preferred shares are as follows:

		Issued and Outstanding
AS AT DEC. 31 (MILLIONS, EXCEPT PER SHARE INFORMATION)	Rate	2020	2019	2020	2019
Class A preferred shares
Perpetual preferred shares
Series 2	70% P	10,457,685	10,457,685	$169	$169
Series 4	70% P/8.5%	2,795,910	2,795,910	45	45
Series 8	Variable up to P	2,476,185	2,476,185	42	42
Series 13	70% P	9,290,096	9,290,096	195	195
Series 15	B.A. + 40 b.p.	2,000,000	2,000,000	42	42
Series 17	4.75%	7,840,204	7,840,204	171	171
Series 18	4.75%	7,866,749	7,866,749	178	178
Series 25	3-Month T-Bill + 230 b.p.	1,529,133	1,529,133	38	38
Series 36	4.85%	7,842,909	7,842,909	197	197
Series 37	4.90%	7,830,091	7,830,091	193	193
				1,270	1,270
Rate-reset preferred shares[2]
Series 9	2.75%	1,515,981	1,515,981	21	21
Series 24	3.01%	9,278,894	9,278,894	227	227
Series 26	3.47%	9,770,928	9,770,928	240	240
Series 28	2.73%	9,233,927	9,233,927	232	232
Series 30	4.69%	9,787,090	9,787,090	241	241
Series 32	5.06%	11,750,299	11,750,299	297	297
Series 34[3]	4.44%	9,876,735	9,876,735	253	253
Series 38[4]	3.57%	7,906,132	7,906,132	179	179
Series 40[5]	4.03%	11,841,025	11,841,025	271	271
Series 42[6]	3.25%	11,887,500	11,887,500	266	266
Series 44	5.00%	9,831,929	9,831,929	187	187
Series 46	4.80%	11,740,797	11,740,797	217	217
Series 48	4.75%	11,885,972	11,885,972	244	244
				2,875	2,875
Total				$4,145	$4,145
1.Rate determined quarterly.
2.Dividend rates are fixed for 5 to 6 years from the quarter end dates after issuance, June 30, 2011, March 31, 2012, June 30, 2012, December 31, 2012, September 30, 2013, March 31, 2014, June 30, 2014, December 31, 2014, December 31, 2015, December 31, 2016 and December 31, 2017, respectively and reset after 5 to 6 years to the 5-year Government of Canada bond rate plus between 180 and 417 basis points.
3.Dividend rate reset commenced March 31, 2019.
4.Dividend rate reset commenced March 31, 2020.
5.Dividend rate reset commenced September 30, 2019.
6.Dividend rate reset commenced June 30, 2020.
P – Prime Rate, B.A. – Bankers’ Acceptance Rate, b.p. – Basis Points.
The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.
The Class A preferred shares are entitled to preference over the Class A and Class B Limited Voting Shares (“Class A and B shares”) on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25.00 per share.
2020 ANNUAL REPORT 198

b)    Non-controlling Interests
Non-controlling interests represent the common and preferred equity in consolidated entities that are owned by other shareholders.

AS AT DEC. 31 (MILLIONS)	2020	2019
Common equity	$80,915	$76,557
Preferred equity	5,889	5,276
Total	$86,804	$81,833
Further information on non-controlling interests is provided in Note 4 – Subsidiaries.
c)    Common Equity
The company’s common equity is comprised of the following:

AS AT DEC. 31 (MILLIONS)	2020	2019
Common shares	$7,368	$7,305
Contributed surplus	285	286
Retained earnings	15,178	16,026
Ownership changes	2,691	1,010
Accumulated other comprehensive income	6,171	6,241
Common equity	$31,693	$30,868
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A shares") and 85,120 Class B Limited Voting Shares ("Class B shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
On April 1, 2020, the company completed a three-for-two stock split of the company’s outstanding Class A shares. All share count and per share disclosure are presented on a post-split basis.
The holders of the company’s Class A shares and Class B shares received cash dividends during 2020 of $0.48 per share (2019 – $0.43 per share).
The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT DEC. 31	2020	2019[1]
Class A shares[2]	1,510,635,291	1,509,208,521
Class B shares	85,120	85,120
Shares outstanding[2]	1,510,720,411	1,509,293,641
Unexercised options and other share-based plans[3]	62,975,947	70,018,161
Total diluted shares	1,573,696,358	1,579,311,802
1.Adjusted to reflect the three-for-two stock split effective on April 1, 2020.
2.Net of 64,197,815 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2020 (December 31, 2019 – 63,417,346).
3.Includes management share option plan and escrowed stock plan.
199 BROOKFIELD ASSET MANAGEMENT

The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

FOR THE YEARS ENDED DEC. 31	2020[1]	2019[1]
Outstanding, beginning of year[2]	1,509,293,641	1,432,714,261
Issued (repurchased)
Issuances	—	79,136,155
Repurchases	(8,932,576)	(10,782,801)
Long-term share ownership plans[3]	10,137,294	8,019,626
Dividend reinvestment plan and others	222,052	206,400
Outstanding, end of year[4]	1,510,720,411	1,509,293,641
1.Adjusted to reflect the three-for-two stock split effective on April 1, 2020.
2.Net of 63,417,346 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2019 (December 31, 2018 – 56,307,796).
3.Includes management share option plan and restricted stock plan.
4.Net of 64,197,815 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2020 (December 31, 2019 – 63,417,346).
Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
Net (loss) income attributable to shareholders	$(134)	$2,807
Preferred share dividends	(141)	(152)
Dilutive effect of conversion of subsidiary preferred shares	93	(74)
Net (loss) income available to shareholders	$(182)	$2,581

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019[1]
Weighted average – Class A and Class B shares	1,511.4	1,452.9
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	—	35.5
Class A and Class B shares and share equivalents	1,511.4	1,488.4
1.Adjusted to reflect the three-for-two stock split effective on April 1, 2020.
Share-Based Compensation
The expense recognized for share-based compensation is summarized in the following table:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
Expense arising from equity-settled share-based payment transactions	$89	$81
Expense arising from cash-settled share-based payment transactions	104	506
Total expense arising from share-based payment transactions	193	587
Effect of hedging program	(99)	(500)
Total expense included in consolidated income	$94	$87

The share-based payment plans are described below. There were no cancellations of or modifications to any of the plans during 2020 and 2019.
Equity-settled Share-based Awards
Management Share Option Plan
Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire 10 years after the grant date and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. For the year ended December 31, 2020, the total expense incurred with respect to MSOP totaled $24 million (2019 – $31 million).
2020 ANNUAL REPORT 200

The changes in the number of options during 2020 and 2019 were as follows:

	TSX			NYSE
	Number of Options (000’s)[1]	Weighted- Average Exercise Price		Number of Options (000’s)[2]	Weighted- Average Exercise Price
Outstanding as at January 1, 2020	—	C$	—	50,703	US$	22.69
Granted	—		—	3,341		45.21
Exercised	—		—	(6,382)		16.50
Cancelled	—		—	(295)		27.80
Outstanding as at December 31, 2020	—	C$	—	47,367	US$	25.08
1.Options to acquire TSX listed Class A shares.
2.Options to acquire NYSE listed Class A shares.

	TSX			NYSE
	Number of Options (000’s)[2]	Weighted- Average Exercise Price		Number of Options (000’s)[3]	Weighted- Average Exercise Price
Outstanding as at January 1, 2019[1]	1,185	C$	7.84	55,113	US$	19.68
Granted[1]	—		—	7,616		30.42
Exercised[1]	(1,185)		7.84	(11,747)		13.50
Cancelled[1]	—		—	(279)		26.68
Outstanding as at December 31, 2019[1]	—	C$	—	50,703	US$	22.69
1.Adjusted to reflect the three-for-two stock split effective on April 1, 2020.
2.Options to acquire TSX listed Class A shares.
3.Options to acquire NYSE listed Class A shares.
The weighted-average fair value of options granted for the year ended December 31, 2020 was $5.54 (2019 – $3.92), and was determined using the Black-Scholes valuation model, with inputs to the model as follows:

FOR THE YEARS ENDED DEC. 31	Unit	2020	2019[1]
Weighted-average share price	US$	45.21	30.42
Average term to exercise	Years	7.5	7.5
Share price volatility[2]	%	17.0	16.9
Liquidity discount	%	25.0	25.0
Weighted-average annual dividend yield	%	1.5	2.0
Risk-free rate	%	1.4	2.5
1.Adjusted to reflect the three-for-two stock split effective on April 1, 2020.
2.Share price volatility was determined based on historical share prices over a similar period to the average term to exercise.
201 BROOKFIELD ASSET MANAGEMENT

At December 31, 2020, the following options to purchase Class A shares were outstanding:

		Options Outstanding (000’s)
Exercise Price	Weighted-Average Remaining Life	Vested	Unvested	Total
US$10.30 – US$15.35	1.0 years	2,254	—	2,254
US$15.58 – US$20.39	3.8 years	11,860	1,131	12,991
US$22.50 – US$26.93	5.9 years	14,280	7,010	21,290
US$29.48 – US$38.64	8.2 years	1,833	5,672	7,505
US$45.21	9.2 years	—	3,327	3,327
		30,227	17,140	47,367

At December 31, 2019, the following options to purchase Class A shares were outstanding:

		Options Outstanding (000’s)[1]
Exercise Price[1]	Weighted-Average Remaining Life	Vested	Unvested	Total
US$10.30 – US$15.35	1.6 years	5,619	—	5,619
US$15.58 – US$20.39	4.7 years	12,523	2,313	14,836
US$22.50 – US$26.93	6.8 years	11,371	11,271	22,642
US$29.48 – US$38.64	9.2 years	613	6,993	7,606
		30,126	20,577	50,703
1.Adjusted to reflect the three-for-two stock split effective on April 1, 2020.
Escrowed Stock Plan
The Escrowed Stock Plan (the “ES Plan”) provides executives with indirect ownership of Class A shares. Under the ES Plan, executives are granted common shares (the “ES Shares”) in one or more private companies that own Class A shares. The Class A shares are purchased on the open market with the purchase cost funded by the company. The ES shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than ten years from the grant date, all outstanding ES shares will be exchanged for Class A shares issued by the company based on the market value of Class A shares at the time of the exchange. The number of Class A shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued by the company.
During 2020, 3.8 million Class A shares were purchased in respect of ES shares granted to executives under the ES Plan (2019 – $16.0 million Class A shares) during the year. For the year ended December 31, 2020, the total expense incurred with respect to the ES Plan totaled $35 million (2019 – $25 million).
The weighted-average fair value of escrowed shares granted for the year ended December 31, 2020 was $5.54 (2019 – $4.54), and was determined using the Black-Scholes model of valuation with inputs to the model as follows:

FOR THE YEARS ENDED DEC. 31	Unit	2020	2019[1]
Weighted-average share price	US$	45.21	34.08
Average term to exercise	Years	7.5	8.5
Share price volatility[2]	%	17.0	17.3
Liquidity discount	%	25.0	25.0
Weighted-average annual dividend yield	%	1.5	1.8
Risk-free rate	%	1.4	2.1
1.Adjusted to reflect the three-for-two stock split effective on April 1, 2020.
2.Share price volatility was determined based on historical share prices over a similar period to the average term to exercise.
2020 ANNUAL REPORT 202

The change in the number of ES shares during 2020 and 2019 was as follows:

	Number of Units (000’s)	Weighted- Average Exercise Price
Outstanding at January 1, 2020	54,791	$25.82
Granted	3,841	45.21
Exercised	(11,613)	19.66
Cancelled	(303)	35.85
Outstanding at December 31, 2020	46,716	$28.88

	Number of Units (000’s)	Weighted- Average Exercise Price
Outstanding at January 1, 2019[1]	40,655	$22.18
Granted[1]	15,975	34.08
Exercised[1]	(1,613)	15.77
Cancelled[1]	(226)	$26.32
Outstanding at December 31, 2019[1]	54,791	25.82
1.Adjusted to reflect the three-for-two stock split effective on April 1, 2020.
Restricted Stock Plan
The Restricted Stock Plan awards executives with Class A shares purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.
During 2020, Brookfield granted 1.0 million Class A shares (2019 – 1.2 million) pursuant to the terms and conditions of the Restricted Stock Plan, resulting in the recognition of $30 million (2019 – $25 million) of compensation expense.
Cash-settled Share-based Awards
Deferred Share Unit Plan and Restricted Share Unit Plan
The Deferred Share Unit Plan and Restricted Share Unit Plan provide for the issuance of DSUs and RSUs, respectively. Under these plans, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs and RSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSUs into cash until retirement or cessation of employment.
The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of common shares at the time the conversion takes place and the market price on the date the RSUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested and unvested DSUs and RSUs. The fair value of the vested DSUs and RSUs as at December 31, 2020 was $1.3 billion (2019 – $1.4 billion).
Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSUs. The amount payable by the company in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For the year ended December 31, 2020, employee compensation expense totaled $5 million (2019 – $7 million), net of the impact of hedging arrangements.
203 BROOKFIELD ASSET MANAGEMENT

The change in the number of DSUs and RSUs during 2020 and 2019 was as follows:

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)		Weighted- Average Exercise Price
Outstanding at January 1, 2020	21,204	15,810	C$	6.14
Granted and reinvested	623	—		—
Exercised and cancelled	(3,106)	(2,131)		6.35
Outstanding at December 31, 2020	18,721	13,679	C$	6.10

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)		Weighted- Average Exercise Price
Outstanding at January 1, 2019[1]	21,956	15,810	C$	6.14
Granted and reinvested[1]	799	—		—
Exercised and cancelled[1]	(1,551)	—		—
Outstanding at December 31, 2019[1]	21,204	15,810	C$	6.14
1.Adjusted to reflect the three-for-two stock split effective on April 1, 2020.
The fair value of each DSU is equal to the traded price of the company’s common shares.

	Unit	Dec. 31, 2020	Dec. 31, 2019[1]
Share price on date of measurement	C$	52.62	50.02
Share price on date of measurement	US$	41.27	38.53
1.Adjusted to reflect the three-for-two stock split effective on April 1, 2020.
The fair value of RSUs was determined primarily using the following inputs:

	Unit	Dec. 31, 2020	Dec. 31, 2019[1]
Share price on date of measurement	C$	52.62	50.02
Weighted-average fair value of a unit	C$	46.52	43.88
1.Adjusted to reflect the three-for-two stock split effective on April 1, 2020.
22.    REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE YEAR ENDED DEC. 31, 2020 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Revenues
Revenue from contracts with customers	$246	$—	$2,403	$3,757	$8,611	$35,599	$2,170	$52,786
Other revenue	—	872	6,448	328	683	1,562	73	9,966
	$246	$872	$8,851	$4,085	$9,294	$37,161	$2,243	$62,752

FOR THE YEAR ENDED DEC. 31, 2019 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Revenues
Revenue from contracts with customers	$271	$9	$3,833	$3,810	$6,333	$42,147	$2,396	$58,799
Other revenue	—	499	6,609	149	758	952	60	9,027
	$271	$508	$10,442	$3,959	$7,091	$43,099	$2,456	$67,826
2020 ANNUAL REPORT 204

b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE YEAR ENDED DEC. 31, 2020 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$553	$143	$160	$28,944	$2,167	$31,967
Services transferred over a period of time	246	—	1,850	3,614	8,451	6,655	3	20,819
	$246	$—	$2,403	$3,757	$8,611	$35,599	$2,170	$52,786

FOR THE YEAR ENDED DEC. 31, 2019 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$9	$1,193	$95	$225	$34,141	$2,384	$38,047
Services transferred over a period of time	271	—	2,640	3,715	6,108	8,006	12	20,752
	$271	$9	$3,833	$3,810	$6,333	$42,147	$2,396	$58,799

Remaining Performance Obligation
Private Equity
In our construction services business, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract, work order or letter of intent. As at December 31, 2020 our backlog of construction projects was approximately $5.6 billion (2019 – $7.0 billion), with an overall weighted-average remaining project life of approximately two years (2019 – two years).
In our Brazilian water and wastewater services business, our long-term, inflation-adjusted concession service contracts with various municipalities have an average remaining contract duration of 24 years as at December 31, 2020 (2019 – 24 years).
Others
In our asset management, infrastructure and renewable power businesses, revenue is generally recognized as invoiced for contracts recognized over a period of time as the amounts invoiced are commensurate with the value provided to the customers.
c)    Lease Income
Our leases in which the company is a lessor are primarily operating in nature. Total lease income from our assets leased out on operating leases totaled $6.7 billion (2019 - $6.8 billion) including $75 million (2019 - $67 million) of income related to variable lease income that is not dependent on an index or rate.
The following table presents the undiscounted contractual earnings receivable of the company’s leases by expected period of receipt:

	Payments Receivable by Period
AS AT DEC. 31, 2020 (MILLIONS)	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Receivables from lease contracts	$4,738	$8,385	$6,661	$15,971	$35,755

	Payments Receivable by Period
AS AT DEC. 31, 2019 (MILLIONS)	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Receivables from lease contracts	$4,514	$8,239	$6,744	$15,875	$35,372
205 BROOKFIELD ASSET MANAGEMENT

23.    DIRECT COSTS
Direct costs include all attributable expenses except interest, depreciation and amortization, taxes and fair value changes and primarily relate to cost of sales and compensation. The following table lists direct costs for 2020 and 2019 by nature:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
Cost of sales	$35,150	$41,463
Compensation	6,857	6,035
Selling, general and administrative expenses	2,860	2,612
Property taxes, sales taxes and other	2,519	2,618
	$47,386	$52,728
24.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
Investment properties	$(269)	$1,710
Transaction related expenses, net of gains	20	(895)
Financial contracts	686	(140)
Impairment and provisions	(808)	(825)
Other fair value changes	(1,052)	(681)
	$(1,423)	$(831)

25.    DERIVATIVE FINANCIAL INSTRUMENTS
The company’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk and other price risk), credit risk and liquidity risk. The company selectively uses derivative financial instruments principally to manage these risks.
The aggregate notional amount of the company’s derivative positions at December 31, 2020 and 2019 is as follows:

AS AT DEC. 31 (MILLIONS)	Note	2020	2019
Foreign exchange	(a)	$39,284	$37,334
Interest rates	(b)	61,111	51,619
Credit default swaps	(c)	—	39
Equity derivatives	(d)	2,081	2,517

Commodity instruments	(e)	2020	2019
Energy (GWh)		27,564	25,136
Natural gas (MMBtu – 000’s)		121,468	78,364
2020 ANNUAL REPORT 206

a)    Foreign Exchange
The company held the following foreign exchange contracts with notional amounts at December 31, 2020 and 2019:

	Notional Amount (U.S. Dollars)		Average Exchange Rate
(MILLIONS)	2020	2019	2020	2019
Foreign exchange contracts
Canadian dollars	$7,539	$6,839	0.76	0.75
British pounds	3,986	7,874	1.31	1.27
European Union euros	4,561	2,069	1.17	1.16
Australian dollars	2,632	3,989	0.69	0.71
Indian rupee	1,288	240	77.56	73.55
Chilean peso	159	548	770.89	722.08
Korean won[1]	700	687	1,175	1,173
Chinese yuan[1]	1,633	1,862	7.05	5.42
Japanese yen[1]	212	111	105.82	104.58
Colombian pesos[1]	96	534	3,621	3,416
Brazilian reais	276	484	0.19	0.24
Swedish krona	1,647	1,578	8.58	9.10
Other currencies	903	584	Various	Various
Cross currency interest rate swaps
Canadian dollars	6,868	4,493	0.77	0.77
European Union euros	1,914	103	1.06	1.09
Australian dollars	1,374	2,033	0.53	0.98
Japanese yen[1]	750	18	113.33	110.00
British pounds	275	267	1.49	1.49
Colombian pesos[1]	88	100	3,880.00	3,463
Foreign exchange futures
Brazilian reais	105	38	0.19	0.25
Foreign exchange options
British pounds	—	1,338	—	1.43
Canadian dollars	2,030	—	0.74	—
European Union euros	245	1,544	1.17	1.12
1.Average rate is quoted using USD as base currency.
Included in net income are unrealized net losses on foreign currency derivative contracts amounting to $41 million (2019 – gain of $201 million) and included in the cumulative translation adjustment account in other comprehensive income are gains in respect of foreign currency contracts entered into for hedging purposes amounting to $28 million (2019 – losses of $409 million).
b)    Interest Rates
At December 31, 2020, the company held interest rate swap and forward starting swap contracts having an aggregate notional amount of $30.2 billion (2019 – $25.0 billion), interest rate swaptions with an aggregate notional amount of $3.9 billion (2019 – $nil) and interest rate cap contracts with an aggregate notional amount of $27.0 billion (2019 – $26.6 billion).

207 BROOKFIELD ASSET MANAGEMENT

c)    Credit Default Swaps
As at December 31, 2020, the company held credit default swap contracts with an aggregate notional amount of $nil (2019 –$39 million). Credit default swaps are contracts which are designed to compensate the purchaser for any change in the value of an underlying reference asset, based on measurement in credit spreads, upon the occurrence of predetermined credit events. The company has no outstanding payments to make or receive in the event of a predetermined credit event in 2020 (2019 – $nil).
d)    Equity Derivatives
At December 31, 2020, the company held equity derivatives with a notional amount of $2.1 billion (2019 – $2.5 billion) which includes $1.3 billion (2019 – $541 million) notional amount that hedges long-term compensation arrangements. The balance represents common equity and ETF positions established in connection with the company’s investment activities. The fair value of these instruments was reflected in the company’s consolidated financial statements at year end.
e)    Commodity Instruments
The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavors to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. All  energy derivative contracts are recorded at an amount equal to fair value and are reflected in the company’s consolidated financial statements. The company has financial contracts outstanding on 121,468,000 MMBtu’s (2019 – 78,364,000 MMBtu’s) of natural gas as part of its electricity sale price risk mitigation strategy.
Other Information Regarding Derivative Financial Instruments
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2020 and 2019 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedge are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2020			2019
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges[1]	$39,128	$(479)	$10	$32,709	$(89)	$20
Net investment hedges	17,788	182	10	22,790	(433)	16
	$56,916	$(297)	$20	$55,499	$(522)	$36
1.Notional amount does not include 13,950 GWh, 82,663 MMBtu – 000’s and 1,302 bbls – millions of commodity derivatives at December 31, 2020 (2019 – 14,485 GWh, 12,164 MMBtu – 000’s and 2,273 bbls – millions).
2020 ANNUAL REPORT 208

The following table presents the change in fair values of the company’s derivative positions during the years ended December 31, 2020 and 2019, for derivatives that are fair valued through profit or loss, and derivatives that qualify for hedge accounting:

(MILLIONS)	Unrealized Gains During 2020	Unrealized Losses During 2020	Net Change During 2020	Net Change During 2019
Foreign exchange derivatives	$419	$(460)	$(41)	$201
Interest rate derivatives	110	(337)	(227)	(221)
Credit default swaps	—	—	—	(1)
Equity derivatives	1,161	(311)	850	13
Commodity derivatives	44	(86)	(42)	27
	$1,734	$(1,194)	$540	$19
The following table presents the notional amounts underlying the company’s derivative instruments by term to maturity as at December 31, 2020 and 2019, for derivatives that are classified as fair value through profit or loss, and derivatives that qualify for hedge accounting:

	2020				2019
AS AT DEC. 31 (MILLIONS)	<1 Year	1 to 5 Years	>5 Years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$6,891	$5,158	$129	$12,178	$7,946
Interest rate derivatives	13,158	12,308	1,614	27,080	22,731
Credit default swaps	—	—	—	—	39
Equity derivatives	1,216	865	—	2,081	2,517
Commodity instruments
Energy (GWh)	4,406	9,207	—	13,613	10,652
Natural gas (MMBtu – 000’s)	34,572	4,233	—	38,805	66,200
Elected for hedge accounting
Foreign exchange derivatives	$13,498	$12,086	$1,522	$27,106	$29,387
Interest rate derivatives	7,738	22,054	4,240	34,032	28,888
Equity derivatives	—	—	—	—	—
Commodity instruments
Energy (GWh)	5,562	5,066	3,322	13,950	14,485
Natural gas (MMBtu – 000’s)	51,034	31,630	—	82,664	12,164
209 BROOKFIELD ASSET MANAGEMENT

26.    MANAGEMENT OF RISKS ARISING FROM HOLDING FINANCIAL INSTRUMENTS
The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e., interest rate risk, currency exchange risk and other price risk that impact the fair value of financial instruments), credit risk and liquidity risk. The following is a description of these risks and how they are managed:
a)    Market Risk
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.
The company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and by holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures.
Financial instruments held by the company that are subject to market risk include other financial assets, borrowings and derivative instruments such as interest rate, currency, equity and commodity contracts.
i. Interest Rate Risk
The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.
The company’s assets largely consist of long-duration interest-sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped with interest rate derivatives. These financial liabilities are, with few exceptions, recorded at their amortized cost. The company also holds interest rate caps to limit its exposure to increases in interest rates on floating rate debt that has not been swapped, and holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the changes in value of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.
The result of a 50 basis-point increase in interest rates on the company’s net floating rate financial assets and liabilities would have resulted in a corresponding decrease in net income before tax of $156 million (2019 – $246 million) on a current basis.
Changes in the value of fair value through profit or loss interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting are recorded in other comprehensive income. The impact of a 50 basis-point parallel increase in the yield curve on the aforementioned financial instruments is estimated to result in a corresponding increase in net income before tax of $137 million (2019 – $146 million) and an increase in other comprehensive income of $363 million (2019 – $309 million), for the years ended December 31, 2020 and 2019.
ii.    Currency Exchange Rate Risk
Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.
The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $117 million (2019 – $74 million) increase in the value of these positions on a combined basis. The impact on cash flows from financial instruments would be insignificant. The company holds financial instruments to limit its exposure to the impact of foreign currencies on its net investments in foreign operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $235 million (2019 – $259 million) as at December 31, 2020, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.
iii.    Other Price Risk
Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

2020 ANNUAL REPORT 210

Financial instruments held by the company that are exposed to equity price risk include equity securities and equity derivatives. A 5% decrease in the market price of equity securities and equity derivatives held by the company, excluding equity derivatives that  hedge compensation arrangements, would have decreased net income by $186 million (2019 – $14 million) and decreased other  comprehensive income by $161 million (2019 – $70 million), prior to taxes. The company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% change in the common equity price of the company in respect of compensation agreements would increase the compensation liability and compensation expense by $69 million (2019 – $75 million). This increase would be offset by a $78 million (2019 – $80 million) change in value of the associated equity derivatives of which $69 million (2019 – $75 million) would offset the above-mentioned increase in compensation expense and the remaining $9 million (2019 – $5 million) would be recorded in net income.
The company sells power and generation capacity under long-term agreements and financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the consolidated financial statements, with changes in value being recorded in either net income or other comprehensive income as applicable. A 5% increase in energy prices would have decreased net income for the year ended December 31, 2020 by approximately $16.2 million (2019 – $5 million) and decreased other comprehensive income by $19.4 million (2019 – $nil), prior to taxes. The corresponding increase in the value of the revenue or capacity being contracted, however, is not recorded in net income until subsequent periods.
The company held credit default swap contracts with a total notional amount of $nil (2019 – $42 million) at December 31, 2020. The company is exposed to changes in the credit spread of the contracts’ underlying reference assets. A 50 basis-point increase in the credit spread of the underlying reference assets would have increased net income by $nil (2019 – $1 million) for the year ended December 31, 2020, prior to taxes.
b)    Credit Risk
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.
The company assesses the creditworthiness of each counterparty before entering into contracts with a view to ensuring that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial instruments and endeavors to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America, the U.K. and Australia, or arrangements that have embedded credit risk mitigation features. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivable and credit investments is equal to the carrying value.
c)    Liquidity Risk
Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
To help ensure the company is able to react to contingencies and investment opportunities quickly, the company maintains sources of liquidity at the corporate and subsidiary levels. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.
The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The company also seeks to include in its agreements terms that protect the company from liquidity issues of counterparties that might otherwise impact the company’s liquidity.
211 BROOKFIELD ASSET MANAGEMENT

The following tables present the contractual maturities of the company’s financial liabilities at December 31, 2020 and 2019.

	Payments Due by Period
AS AT DEC. 31, 2020 (MILLIONS)	<1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Principal repayments
Corporate borrowings	$—	$467	$1,630	$6,980	$9,077
Non-recourse borrowings of managed entities	21,108	29,399	40,049	48,768	139,324
Subsidiary equity obligations	799	1,147	800	953	3,699
Interest expense[1]
Corporate borrowings	405	793	659	3,593	5,450
Non-recourse borrowings	5,145	8,788	6,310	8,313	28,556
Subsidiary equity obligations	147	213	171	44	575
Lease obligations[2]	815	1,682	1,123	11,755	15,375
1.Represents the aggregated interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.
2.The lease obligations as disclosed in the table above include leases that are classified as finance leases, short-term leases, low-value leases and variable lease payments not based on an index or rate, which are immaterial.

	Payments Due by Period
AS AT DEC. 31, 2019 (MILLIONS)	<1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Principal repayments
Corporate borrowings	$—	$269	$1,597	$5,217	$7,083
Non-recourse borrowings of managed entities	15,563	28,396	34,602	57,731	136,292
Subsidiary equity obligations	188	1,677	745	1,522	4,132
Interest expense[1]
Corporate borrowings	327	629	551	1,714	3,221
Non-recourse borrowings	5,210	8,524	6,641	7,749	28,124
Subsidiary equity obligations	151	261	212	107	731
Lease obligations[2]	766	1,171	992	11,064	13,993
1.Represents the aggregated interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.
2.The lease obligations as disclosed in the table above include leases that are classified as finance leases, short-term leases, low-value leases and variable lease payments not based on an index or rate, which are immaterial.
2020 ANNUAL REPORT 212

27.    RELATED PARTY TRANSACTIONS
a)    Related Parties
Related parties include subsidiaries, associates, joint ventures, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors and entities which are directly or indirectly controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.
b)    Key Management Personnel and Directors
Key management personnel are those individuals who have the authority and responsibility for planning, directing and controlling the company’s activities, directly or indirectly, and consist of the company’s Senior Executives. The company’s Directors do not plan, direct or control the activities of the company directly; they provide oversight over the business.
The remuneration of key management personnel and Directors of the company during the years ended December 31, 2020 and 2019 was as follows:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
Salaries, incentives and short-term benefits	$14	$19
Share-based payments	81	46
	$95	$65

The remuneration of key management personnel and Directors is determined by the Management Resources and Compensation Committee of the Board of Directors having regard to the performance of individuals and market funds.
c)    Related Party Transactions
In the normal course of operations, the company executes transactions on market terms with related parties that have been measured at exchange value and are recognized in the consolidated financial statements, including, but not limited to: base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets. Transactions and balances between consolidated entities are fully eliminated upon consolidation.
The following table lists the related party balances included within the consolidated financial statements for the years ended December 31, 2020 and 2019:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2020	2019
Management fees received	$31	$97
213 BROOKFIELD ASSET MANAGEMENT

28.    OTHER INFORMATION
a)    Guarantees and Contingencies
In the normal course of business, the company enters into contractual obligations which include commitments to provide bridge financing, letters of credit, guarantees and reinsurance obligations. As at December 31, 2020, the company had $4.1 billion (2019 – $4.1 billion) of such commitments outstanding.
In addition, the company executes agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases, the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.
The company periodically enters into joint ventures, consortium or other arrangements that have contingent liquidity rights in favor of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements that generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either further contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.
The company is contingently liable with respect to litigation and claims that arise in the normal course of business. It is not reasonably possible that any of the ongoing litigation as at December 31, 2020 could result in a material settlement liability.
The company has insurance for damage and business interruption costs sustained as a result of an act of terrorism. The amount of coverage is reviewed on an individual basis and can range up to $4 billion. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed coverage.
The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its land development joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.
The Corporation has entered into arrangements with respect to the $1.8 billion of exchangeable preferred equity units issued by BPY discussed in Note 19, which are redeemable in equal tranches of $600 million in 2021, 2024 and 2026, respectively.
The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. In order to provide the purchaser with enhanced liquidity, the Corporation has agreed to purchase the preferred equity units for cash at the option of the holder, for the initial purchase price plus accrued and unpaid dividends. In order to decrease dilution risk to BPY, the Corporation has agreed with the holder and BPY that if the price of a BPY equity unit is less than 80% of the exchange price of $25.70 at the redemption date of the 2021 and 2024 tranches, the Corporation will acquire the preferred equity units subject to redemption, at the redemption price, and to exchange these preferred equity units for preferred equity units with similar terms and conditions, including redemption date, as the 2026 tranche.
b)    Supplemental Cash Flow Information
During the year, the company capitalized $310 million (2019 – $233 million) of interest primarily to investment properties and residential inventory under development.
2020 ANNUAL REPORT 214

29.    SUBSEQUENT EVENTS
On January 4, 2021, the company announced that it had made a proposal to acquire 100% of the limited partnership units of BPY that it did not already own for a price of $16.50 per unit or $5.9 billion in total value. Subject to pro-ration, BPY unitholders would have the ability to elect to receive, per BPY unit, $16.50 in cash, 0.40 Brookfield Class A shares, or 0.66 of BPY preferred units with a liquidation preference of $25.00 per unit.
In February 2021, the company completed a secondary public offering of 15,000,000 class A exchangeable subordinate voting shares of BEPC at $51.50 per share. Upon the close of the offering, the company generated $750 million of cash proceeds.
215 BROOKFIELD ASSET MANAGEMENT

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
E: enquiries@brookfield.com
www.bam.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
AST Trust Company (Canada)
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 1-877-715-0498 (North America)
416-682-3860 (Outside North America)
F: 1-888-249-6189
E: inquiries@astfinancial.com
www.astfinancial.com/ca-en

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.
The text of our 2020 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.
Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the U.S. to receive their dividends in the form of newly issued Class A shares.
Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48	BAM.PF.J	Toronto

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

2020 ANNUAL REPORT 216

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M.
Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Co.

Jeffrey M. Blidner
Vice Chair,
Brookfield Asset Management Inc.

Angela F. Braly
Former Chair of the Board, President and Chief Executive Officer, WellPoint, Inc. (now known as Anthem, Inc.)

Jack L. Cockwell, C.M.
Chair, Brookfield Partners Foundation

Marcel R. Coutu
Former President and
Chief Executive Officer,
Canadian Oil Sands Limited and
former Chair of Syncrude Canada Ltd.

Murilo Ferreira
Former Chief Executive Officer,
Vale S.A.

Bruce Flatt
Chief Executive Officer,
Brookfield Asset Management Inc.

Janice Fukakusa, F.C.P.A., F.C.A.
Former Chief Administrative Officer and Chief Financial Officer, Royal Bank of Canada

Maureen Kempston Darkes, O.C., O.ONT.
Former President, Latin America, Africa and Middle East, General Motors Corporation

Brian D. Lawson
Vice Chair,
Brookfield Asset Management Inc.

Howard Marks
Co-chair,
Oaktree Capital Group, LLC

Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Chair, Brookfield Asset Management Inc. and Deputy Chair, TD Bank Group

Rafael Miranda
Former Chief Executive Officer,
Endesa, S.A.

Lord O’Donnell
Chair, Frontier Economics Limited

Hutham S. Olayan
Chair of The Olayan Group and former President and CEO of Olayan America

Seek Ngee Huat
Former President of GIC Real Estate Pte Ltd. and former Chair of Global Logistic Properties Ltd. and GLP IM Holdings Limited

Diana L. Taylor
Former Vice Chair, Solera Capital LLC

Note: As at March 23, 2021
Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, Chief Financial Officer
Justin B. Beber, Head of Corporate Strategy and Chief Legal Officer

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.
217 BROOKFIELD ASSET MANAGEMENT

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BROOKFIELD ASSET MANAGEMENT INC.

brookfield.com

NYSE: BAM
TSX: BAM.A

BROOKFIELD CORPORATE OFFICES

United States
Brookfield Place
250 Vesey Street, 15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada
Brookfield Place
181 Bay Street, Suite 300
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom
One Canada Square
Level 25
Canary Wharf
London, E14 5AA
+44.20.7659.3500

Australia
Level 22
135 King Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil
Avenida das Nações Unidas, 14.261
Edifício WT Morumbi
Ala B - 20º andar
Morumbi - São Paulo - SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates
Level 16
Gate Building, DIFC
P.O. Box 507234
Dubai
+971.4.401.9211

India
8th Floor
A Wing, One BKC
Bandra Kurla Complex
Bandra East
Mumbai 400 051
+91 (22) 6600.0701

China
Suite 1201, Tower B, One East
No. 736 South Zhongshan 1st Road
Shanghai 200021
+86.21.2306.0700

REGIONAL OFFICES

North America
Bermuda
Calgary
Chicago
Houston
Los Angeles
Vancouver

South America
Bogotá
Lima
Rio de Janeiro
Santiago

Europe
Madrid
Luxembourg

Asia Pacific
Beijing
Hong Kong
Seoul
Singapore
Tokyo

OAKTREE CORPORATE OFFICES

United States
333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States
1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom
Verde
10 Bressenden Place
London SW1E 5DH
United Kingdom
+44 (0) 20.7201.4600

Hong Kong
Suite 2001, 20/F,
Champion Tower
3 Garden Road
Central, Hong Kong
+852.3655.6800